hannover **re**®

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

March 29, 2004

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of the latest press release:"Hannover Re posts outstanding result" as well as a draft version of our annual report 2003. A final version will be forwarded as soon as it becomes available..

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Gabriele Bödeker

Iris Garbers

Enclosures

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88

hannover re

PRESS RELEASE

Hannover Re posts outstanding result

- **Highest operating profit (EBIT) in company's history**
- **Combined ratio in property and casualty reinsurance 96.0%**
- **Financial reinsurance triples operating profit**
- **Net income in life and health reinsurance increases by more than half**
- **Return on investments surpasses five-percent mark**
- **Policyholders' surplus 3.7 billion euro (previous year: 3.0 billion euro)**
- **Return on equity 17.1% (15.7%)**
- **Proposed dividend: + 11.8% to 95 cents a share (85 cents)**

Hannover, 29 March 2004: The 2003 financial year was once again a highly successful one for Hannover Re. As Wilhelm Zeller, Chairman of the Executive Board, reported at the press conference on the annual results in Hannover, the company recorded the best operating result in its history. As Mr. Zeller emphasised: "This is all the more remarkable given the fact that investment income – owing to market factors – only generated an average contribution and the weak US dollar adversely impacted two-thirds of our gross premium volume". The operating profit (EBIT) was boosted by 55.5% to 732.1 million euro (470.9 million euro). Net income for the year under review totalled 354.8 million euro (267.2 million euro) or 3.24 euro (2.75 euro) a share. All four business groups made positive contributions to this performance.

Gross premium income contracted by 9.0% to 11.3 billion euro (12.5 billion euro). This decline was due to exchange-rate effects as well as restructuring activities, most notably in property and casualty reinsurance. At constant exchange rates, especially without the 21.1% depreciation of the US dollar against the euro, gross premiums would have risen by 1.9%. Net premiums earned increased by 6.1% to 8.2 billion euro (7.7 billion euro) due to the higher level of retained premiums.

Appreciable rate increases and improved terms and conditions were the dominant features of the **property and casualty reinsurance** market in 2003. In areas where a flattening-off or even a decline could already be observed, the premium level nevertheless remained highly satisfactory. "Independently of our normal cycle management, we used the hard market to optimise our portfolio in light of long-term profitability considerations and scale back specific acceptances", Mr. Zeller emphasised. Furthermore, Hannover Re no longer accepts the entire reinsurance volume of the HDI affiliates, but rather only the

portion that it carries in its retention. Gross written premiums consequently contracted by 20.5% to 4.8 billion euro (6.0 billion euro). The decrease was also a result of the sharp upward revaluation of the euro against the US dollar. At constant exchange rates the reduction would have been only 13.9%. Due to a substantially higher retention of 72.2% (62.7%), net premiums remained stable at 3.5 billion euro.

After the disastrous flooding suffered in Europe in the previous year, the year under review witnessed significantly fewer insured major losses. The amount of 51.5 million euro – a mere 1.5% (5.2%) of net premiums – was well below the multi-year average. The largest recorded loss event was a series of tornadoes in the USA in May, causing net claims expenditure of 16.3 million euro. The quality of the portfolio was once again impressively borne out by the excellent combined ratio. Despite the higher proportion of long-tail business and a very conservative reserving policy, the figure of 96.0% improved slightly on the very good 96.3% achieved in the previous year.

The underwriting profit was boosted by 7.9% to 141.1 million euro (130.8 million euro), clearly underscoring the profitability of the property and casualty reinsurance portfolio. Below the line this also translated into a record operating profit that climbed by 52.4% to 465.9 million euro (305.6 million euro). Net income was hampered by sharply higher tax expenditure and thus reached 167.0 million euro (154.1 million euro) or 1.53 euro (1.59 euro) a share.

In **life and health reinsurance** the Group's position in the international arena was expanded, and Hannover Re – operating in this business group under the Hannover Life Re brand – now ranks among the top three life reinsurers worldwide. Gross premiums in the original currency grew by 2.2%; however, the devaluation of various foreign currencies – especially the US dollar against the euro – served to reduce gross premium income in the 2003 financial year to 2.3 billion euro (2.5 billion euro). The effect on net premiums earned, which contracted from 2.1 billion euro to 1.9 billion euro, was similar. The composition of the portfolio shifted in the year under review towards the preferred lines of life, annuity and personal accident business, which now account for altogether 80% (68%) of the total premium volume. EBIT improved by 25.8% to 61.0 million euro (48.5 million euro), and hence this business group, too, recorded its best operating result in company history. Net income for the year grew by more than 50% to 46.6 million euro (30.0 million euro) or 43 cents (31 cents) a share.

The development of **financial reinsurance** was exceptionally gratifying in 2003. Operating in this business group under the brand name Hannover Re Advanced Solutions, Hannover Re is one of the three largest providers in the world. "Under our underwriting policy we limit ourselves to classical financial reinsurance products and do not participate in capital-market-driven structured transactions", Mr. Zeller stressed. As part of the capital increase for a contribution in kind the majority

shareholder, Talanx AG, transferred all its shares in HDI Reinsurance (Ireland) Ltd. to the Hannover Re Group effective 1 July 2003. This served to further reinforce the Group's capital strength and enhance its portfolio diversification. Gross written premiums were substantially boosted despite adverse currency effects, climbing by 31.4% to 1.6 billion euro (1.2 billion euro). Growth would have been as much as 48.5% at constant exchange rates. Net premiums earned were also in the region of 1.6 billion euro (1.2 billion euro). The operating profit (EBIT) tripled year-on-year to reach a record level of 148.2 million euro (47.8 million euro). Net income for the year surged by a triple-digit margin, rising by as much as 149.6% to reach 99.1 million euro (39.7 million euro) or 90 cents (41 cents) a share.

The **program business** of the Hannover Re Group is written primarily by its US subsidiary Clarendon Insurance Group, which is the undisputed market leader in the United States. "In recent years we have replaced around 50 % of all the programs with more profitable business. We are now increasingly reaping the rewards of this restructuring", Mr. Zeller noted. The "new" Clarendon generated satisfactory results. The gross premiums booked by all companies writing program business within the Hannover Re Group contracted by 3.0% to 2.6 billion euro (2.7 billion euro) solely due to exchange-rate factors; at constant exchange rates gross premium income would have increased by 15.4% compared to the previous year. With the level of retained premiums rising by 8.6 percentage points, net premiums earned grew by 38.8% to 1.2 billion euro (0.8 billion euro). Last year's gratifyingly low combined ratio of 93.8% increased to 98.3%: the result was burdened by the compromise settlement of legal disputes involving Clarendon with respect to old business; these expenditures are, however, being reclaimed from Clarendon's previous owners as per the contractual arrangements. The operating profit (EBIT) decreased solely because of these charges from 69.0 million euro to 57.1 million euro. The net income for the year generated from program business amounted to 42.2 million euro (43.3 million euro) or 39 cents (45 cents) a share.

Hannover Re is relatively satisfied with the development of **net investment income**. Based on the very good cash flow from the underwriting account, the total asset portfolio (excluding funds held by ceding companies) grew by a pleasing 13.1% to 14.4 billion euro (12.7 billion euro). At constant exchange rates, the asset volume would have grown by as much as 23.3%. "The excellent development of our reinsurance business combined with the successfully implemented capital increase in the second quarter produced a high net inflow of cash", Mr. Zeller explained. The ordinary income of 1.1 billion euro remained virtually on a par with the previous year. Bond yields declined worldwide in the year under review, thereby offsetting the additional returns generated by the larger asset portfolio. The disposal of investments produced a profit on balance of 140.7 million euro (93.3 million euro). The result here was improved by reduced write-downs on securities, which at 99.3 million euro came in significantly lower than in the previous year. Write-downs on

equities amounted to 65.3 million euro in the year under review – with 46.0 million euro attributable entirely to the first quarter; the comparable figure for the previous year was 164.6 million euro. Total net investment income thus increased by a pleasing 15.4% to 1.1 billion euro (928.4 million euro), producing a return of 5.1% on the average asset portfolio (including funds held by ceding companies).

The **operating profit (EBIT)** of the Hannover Re Group surged by 55.5% in the year under review to 732.1 million euro (470.9 million euro), the best performance in the company's history. "The **net income** of 354.8 million euro (267.2 million euro) was also unparalleled, leaving aside the result in 2000, which was boosted by a non-recurring tax effect", Mr. Zeller explained. This produced earnings of 3.24 euro (2.75 euro) a share. The return on equity after tax increased by 1.4 percentage points in the year under review to 17.1%.

The combined capital increase for cash and a contribution in kind implemented in June 2003 strengthened the **stockholders' equity** of Hannover Re by 530 million euro; it now stands at 2.4 billion euro (1.7 billion euro). The issuance of 9.7 million shares as part of the capital increase for cash also served to enlarge the free float by around 40%, thereby significantly improving the liquidity and hence the attractiveness of the Hannover Re share. Under the capital increase for a contribution in kind Hannover Re received what is now Hannover Reinsurance (Dublin) Ltd. – formerly HDI Re (Ireland) Ltd. – against issuance of 13.7 million new shares. Thanks to this company's strong profitability the capital increase resulted in only minimal dilution for shareholders.

In accordance with the company's dividend policy the Executive Board and Supervisory Board will propose to the Annual General Meeting that an increased **dividend** of 95 cents (85 cents) a share be distributed. This corresponds to a dividend yield of approximately 3.4%.

Outlook for 2004

Most markets in **property and casualty reinsurance** still offer very good profit potential. During the treaty renewals as at 1 January 2004 – when roughly two-thirds of treaties were renegotiated – it was possible to obtain rate increases and improved conditions across virtually all segments or at least maintain the very good level already attained. Some premium erosion occurred in specific segments which had shown the strongest rate increases over the past two years. This was especially true of aviation business, in which Hannover Re systematically scaled back its involvement. However, Hannover Re further enlarged its participation in North American casualty business – a segment which has grown steadily more attractive. Provided the burden of major losses remains within normal bounds, property and casualty reinsurance should continue to develop very favourably in 2004. "We again expect this business

group to generate by far the largest contribution to consolidated net income", Mr. Zeller affirmed.

Life and health reinsurance should also develop favourably in the current financial year. Demand for solutions in the areas of both risk-oriented coverage and old-age provision is set to rise steadily in almost all markets owing to the demographic trend. Particularly vigorous growth impetus is anticipated from the major insurance markets of the United States and Japan as well as in Continental Europe, especially in the segment of unit-linked products. Adjusted for exchange-rate effects, however, gross premium income is likely to show only minimal growth – or possibly even a slight decline. Profitability should, however, continue to improve. Hannover Re anticipates appreciable double-digit growth in both the operating profit (EBIT) and net income.

In **financial reinsurance** demand for tailor-made solutions is expected to increase. Premium income, however, is likely to be lower in 2004 owing to the non-renewal of a number of high-volume contracts. It should nevertheless be possible to further boost profits in this business group in the current financial year.

The rate increases in **program business** will probably be less marked in 2004 than in the year under review owing to the emerging competitive pressure on the market. In Europe and South Africa Hannover Re will continue to extend its market position through its subsidiaries Inter Hannover and Compass. A substantially improved result is anticipated in 2004.

For 2004 Hannover Re forecasts – subject to normal movements on the capital market – a **net investment income** on previous year's level. The anticipated positive underwriting cash flow should further boost the volume of assets, and despite continuing low yields this should favourably impact investment income.

Hannover Re further optimised its **capital resources** with the successful placement of subordinated debt in the amount of 750 million euro in February 2004. In addition, the company almost entirely bought back the debt issued in 1999 with a volume of 400 million US dollars, thereby profiting from the euro's advantageous exchange rate against the US dollar.

Assuming that the burden of losses remains within the multi-year average and that there are no unexpected adverse movements on capital markets, Hannover Re is optimistic that it can once again significantly increase its **profit**. "We expect to achieve consolidated net income of 390 to 430 million euro and hence earnings of between 3.20 and 3.60 euro a share", Mr. Zeller concluded.

For further information, please contact Eric Schuh (tel. +49 / 511 / 56 04-15 00; fax +49 / 511 / 56 04-16 48, e-mail eric.schuh@hannover-re.com).

***Hannover Re**, with gross premiums of approximately EUR 11 billion, is one of the five largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 3,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Key Figures of the Hannover Re Group (US GAAP basis)

in EUR million	2003 1 - 3 Q	2003 4 Q	2003 Total	Variance	2002 Total
Hannover Re Group					
Gross written premiums	8,872.3	2,470.6	11,342.9	(9.0 %)	12,463.2
Net premiums earned	5,909.0	2,246.6	8,155.6	6.1 %	7,688.2
Net underwriting result	(115.7)	(118.9)	(234.6)	(24.6 %)	(311.1)
Net investment income	716.8	354.7	1071.5	15.4 %	928.4
Operating profit (EBIT)	498.2	233.9	732.1	55.5 %	470.9
Net income (after tax)	256.6	98.2	354.8	32.8 %	267.2
Earnings per share in EUR[1]	2.43	0.81	3.24	17.8 %	2.75
Policyholders' surplus[2]	3,550.0		3,680.4	24.4 %	2,958.5
Investments (with funds held by ceding companies)	22,461.2		22,031.1	8.5 %	20,305.8
Total Assets	35,208.8		32,974.7	(1.8 %)	33,579.0
Bookvalue per share in EUR[3]	19.32		19.94	11.4 %	17.90
Retention ratio	71.0 %	75.4 %	71.9 %		65.3 %
Net return on premium[4]	8.4 %	10.4 %	9.0 %		6.1 %
Return on equity (after tax)[5]	16.8 %	16.6 %	17.1 %		15.7 %
Property/Casualty reinsurance					
Gross written premiums	4,041.6	745.5	4,787.1	(20.5 %)	6,020.0
Net premiums earned	2,638.7	861.3	3,500.0	(0.1 %)	3,502.1
Net underwriting result	73.8	67.3	141.1	7.9 %	130.8
Operating profit (EBIT)	304.0	161.9	465.9	52.5 %	305.6
Net income (after tax)	137.4	29.6	167.0	8.4 %	154.1
Retention ratio	69.5 %	86.5 %	72.2 %		62.7 %
Combined ratio	97.2 %	92.2 %	96.0 %		96.3 %
Net return on premium[4]	11.5 %	18.8 %	13.3 %		8.7 %
Life/Health reinsurance					
Gross written premiums	1,669.4	606.9	2,276.3	(7.9 %)	2,471.5
Net premiums earned	1,390.7	545.6	1,936.3	(9.6 %)	2,142.3
Operating profit (EBIT)	48.9	12.1	61.0	25.8 %	48.5
Net income (after tax)	22.1	24.5	46.6	55.3 %	30.0
Retention ratio	83.2 %	90.5 %	85.1 %		86.9 %
Combined ratio[6]	95.4 %	104.9 %	98.1 %		100.6 %
Net return on premium[4]	3.5 %	2.2 %	3.2 %		2.3 %
Financial reinsurance					
Gross written premiums	1,223.4	409.3	1,632.7	31.4 %	1,242.6
Net premiums earned	1,089.7	473.7	1,563.4	29.1 %	1,211.0
Operating profit (EBIT)	90.3	57.9	148.2	210.0 %	47.8
Net income (after tax)	57.1	42.0	99.1	147.8 %	40.0
Retention ratio	98.1 %	82.7 %	94.3 %		95.2 %
Combined ratio[6]	95.0 %	97.1 %	95.7 %		99.4 %
Net return on premium[4]	8.3 %	12.2 %	9.5 %		3.9 %
Program business					
Gross written premiums	1,938.0	708.7	2,646.7	(3.0 %)	2,729.1
Net premiums earned	789.9	366.0	1,155.9	38.8 %	832.9
Net underwriting result	29.1	(9.1)	20.0	(61.5 %)	51.9
Operating profit (EBIT)	54.9	2.2	57.1	(17.2 %)	69.0
Net income (after tax)	40.0	2.2	42.2	(2.5 %)	43.3
Retention ratio	46.4 %	46.5 %	46.4 %		37.8 %
Combined ratio	96.3 %	102.5 %	98.3 %		93.8 %
Net return on premium[4]	7.0 %	0.6 %	4.9 %		8.3 %

[1] *Calculation is based on a weighted number of shares of 109.366.351*
[2] Total stockholders' equity + minority interests + hybrid capital
[3] Calculation is based on the current number of shares of 120.597.134
[4] *Operating profit (EBIT) / net premiums earned*
[5] Quarterly figures are annualised
[6] Including interest income on contract deposits and funds withheld

hannover **rück**

PRESSE INFORMATION

Hannover Rück mit hervorragendem Ergebnis

- **Höchstes operatives Ergebnis (EBIT) in der Firmengeschichte**
- **Kombinierte Schaden-/Kostenquote Schaden-Rückversicherung 96,0 %**
- **Finanz-Rückversicherung verdreifacht operatives Ergebnis**
- **Jahresüberschuss in der Personen-Rückversicherung steigt um mehr als die Hälfte**
- **Rendite bei Kapitalanlagen übertrifft Fünf-Prozent-Marke**
- **Haftendes Kapital 3,7 Mrd. EUR (Vj. 3,0 Mrd. EUR)**
- **Eigenkapitalrendite 17,1 % (15,7 %)**
- **Dividendenvorschlag: + 11,8 % auf 0,95 EUR je Aktie (0,85 EUR)**

Hannover, 29. März 2004: Das Geschäftsjahr 2003 verlief für die Hannover Rück wiederum sehr erfolgreich. Wie der Vorstandsvorsitzende Wilhelm Zeller anlässlich der Bilanz-Pressekonferenz in Hannover mitteilte, habe man das beste operative Ergebnis seit Bestehen der Gesellschaft vorlegen können. „Dies ist umso bemerkenswerter, als das Kapitalanlageergebnis marktbedingt nur einen durchschnittlichen Beitrag erbracht hat und der schwache Dollar sich auf zwei Drittel unserer Bruttoprämie belastend ausgewirkt hat", betonte Zeller. Das operative Ergebnis (EBIT) konnte um 55,5 % auf 732,1 Mio. EUR (470,9 Mio. EUR) gesteigert werden. Der Jahresüberschuss beträgt im Berichtsjahr 354,8 Mio. EUR (267,2 Mio. EUR), der Gewinn je Aktie 3,24 EUR (2,75 EUR). Alle vier Geschäftsfelder haben hierzu positiv beigetragen.

Die Bruttoprämie verringerte sich um 9,0 % auf 11,3 Mrd. EUR (12,5 Mrd. EUR). Dieser Rückgang ist zum einen währungskursbedingt und zum anderen auf eine Umstrukturierung insbesondere der Schaden-Rückversicherung zurückzuführen. Bei konstanten Währungskursen, insbesondere ohne die 21,1 %ige Abwertung des US-Dollar gegenüber dem Euro, wäre die Bruttoprämie um 1,9 % gestiegen. Die verdiente Nettoprämie erhöhte sich auf Grund des gestiegenen Selbstbehalts um 6,1 % auf 8,2 Mrd. EUR (7,7 Mrd. EUR).

In der **Schaden-Rückversicherung** war der Markt 2003 ganz überwiegend von deutlichen Ratenerhöhungen und Verbesserungen der Konditionen geprägt. Dort, wo bereits eine Stagnation oder sogar ein Rückgang zu verzeichnen war,

geschah dies auf einem sehr auskömmlichen Prämienniveau. „Unabhängig von unserem üblichen Zyklusmanagement haben wir den harten Markt genutzt, um unser Portefeuille nach langfristigen Profitabilitätsgesichtspunkten zu optimieren und vereinzelt Zeichnungen zu reduzieren", betonte Zeller. Darüber hinaus übernimmt die Hannover Rück nicht mehr das gesamte Rückversicherungsvolumen der HDI-Schwestergesellschaften, sondern nur noch den Teil, den sie selbst behält. Die gebuchte Bruttoprämie reduzierte sich daher um 20,5 % auf 4,8 Mrd. EUR (6,0 Mrd. EUR). Dieser Rückgang resultierte außerdem auch aus dem starken Kursanstieg des Euro zum US-Dollar. Bei konstanten Währungskursen hätte der Rückgang nur 13,9 % betragen. Auf Grund eines deutlich erhöhten Selbstbehalts von 72,2 % (62,7 %) blieb die Nettoprämie mit 3,5 Mrd. EUR konstant.

Nach den schweren Flutkatastrophen in Europa im Vorjahr waren im Berichtsjahr deutlich weniger versicherte Großschäden zu verzeichnen. Sie lagen mit 51,5 Mio. EUR – dies entspricht lediglich 1,5 % (5,2 %) der Nettoprämie – deutlich unter dem langjährigen Durchschnitt. Der größte zu verzeichnende Schaden war eine Tornadoserie in den USA im Mai mit einer Netto-Belastung von 16,3 Mio. EUR. Die hervorragende kombinierte Schaden-/Kostenquote zeugt abermals von der Qualität des Portefeuilles. Sie lag – trotz des höheren Anteils an länger abwickelndem Geschäft und einer sehr konservativen Reservierungspolitik – mit 96,0 % noch etwas niedriger als die sehr guten 96,3 % des Vorjahres.

Der versicherungstechnische Gewinn konnte um 7,9 % auf 141,1 Mio. EUR (130,8 Mio. EUR) gesteigert werden und unterstreicht damit die Profitabilität des Schaden-Rückversicherungsgeschäfts. Unter dem Strich bedeutete auch dies ein operatives Rekordergebnis mit einer Steigerung von 52,4 % auf 465,9 Mio. EUR (305,6 Mio. EUR). Der Jahresüberschuss war beeinträchtigt durch eine stark gestiegene Steuerbelastung und beträgt 167,0 Mio. EUR (154,1 Mio. EUR); das Ergebnis je Aktie beläuft sich auf 1,53 EUR (1,59 EUR).

International konnte die Marktposition in der **Personen-Rückversicherung** ausgebaut werden, so dass die Hannover Rück, die in diesem Geschäftsfeld unter der Marke Hannover Life Re auftritt, jetzt zu den drei bedeutendsten Lebens-Rückversicherern der Welt gehört. Die Bruttoprämie in Originalwährung erhöhte sich um 2,2 %; allerdings führte die Abwertung einiger Auslandswährungen – speziell des US-Dollar gegenüber dem Euro – zu einer Reduzierung der Bruttoprämieneinnahmen im Geschäftsjahr 2003 auf 2,3 Mrd. EUR (2,5 Mrd. EUR). Vergleichbares gilt auch für die verdiente Nettoprämie, die sich von 2,1 Mrd. EUR auf 1,9 Mrd. EUR reduzierte. Die Zusammensetzung des Portefeuilles hat sich im Berichtsjahr in Richtung der favorisierten Sparten Leben, Renten und Unfall verschoben, die jetzt insgesamt 80 % (68 %) der Prämieneinnahmen ausmachen. Das EBIT verbesserte sich um 25,8 % auf 61,0 Mio. EUR (48,5 Mio. EUR) und ist damit auch in diesem Geschäftsfeld das beste operative Ergebnis in der

Unternehmensgeschichte. Der Jahresüberschuss stieg um mehr als 50 % auf 46,6 Mio. EUR (30,0 Mio. EUR). Der Gewinn je Aktie beträgt EUR 0,43 EUR (0,31 EUR).

Die **Finanz-Rückversicherung** entwickelte sich im Jahr 2003 außerordentlich erfreulich. Weltweit ist die Hannover Rück, die in diesem Geschäftsfeld unter dem Markennamen Hannover Re Advanced Solutions auftritt, einer der drei größten Anbieter. „Wir beschränken unsere Zeichnungspolitik auf klassische Finanz-Rückversicherungsprodukte und beteiligen uns nicht an kapitalmarktgetriebenen strukturierten Transaktionen", betonte Zeller. Im Zuge der Kapitalerhöhung gegen Sacheinlage hat der Mehrheitsaktionär, Talanx AG, zum 1. Juli 2003 sämtliche Geschäftsanteile an der HDI Reinsurance (Ireland) Ltd. in den Hannover Rück-Konzern eingebracht. Hierdurch konnte die Kapitalkraft weiter gestärkt und das Portefeuille stärker diversifiziert werden. Die gebuchte Bruttoprämie konnte trotz negativer Währungseinflüsse deutlich gesteigert werden: Sie erhöhte sich um 31,4 % auf 1,6 Mrd. EUR (1,2 Mrd. EUR). Bei konstanten Wechselkursen hätte der Anstieg sogar 48,5 % betragen. Die verdiente Nettoprämie betrug im Berichtsjahr ebenfalls knapp 1,6 Mrd. EUR (1,2 Mrd. EUR). Das operative Ergebnis (EBIT) verdreifachte sich gegenüber dem Vorjahr und stellt mit 148,2 Mio. EUR (47,8 Mio. EUR) ebenfalls ein operatives Rekordergebnis dar. Der Jahresüberschuss konnte mit 149,6 % auf 99,1 Mio. EUR (39,7 Mio. EUR) sogar dreistellig gesteigert werden; dies entspricht einem Gewinn je Aktie von 0,90 EUR (0,41 EUR).

Das **Programmgeschäft** der Hannover Rück-Gruppe wird vorrangig von ihrer amerikanischen Tochtergesellschaft Clarendon Insurance Group betrieben. Sie ist der unbestrittene Marktführer in den USA. „Wir haben in den Vorjahren rund 50 % aller Programme durch profitableres Geschäft ersetzt. Diese Umstrukturierung zahlt sich zunehmend aus", sagte Zeller. Die „neue" Clarendon konnte im Berichtsjahr zufrieden stellende Ergebnisse erzielen. Die Bruttoprämie aller im Hannover Rück-Konzern tätigen Programmgesellschaften verringerte sich allein währungskursbedingt um 3,0 % auf 2,6 Mrd. EUR (2,7 Mrd. EUR); bei gleich bleibenden Währungskursen hätte sich die Bruttoprämie im Vergleich zum Vorjahr um 15,4 % erhöht. Durch einen um 8,6 Prozentpunkte erhöhten Selbstbehalt stieg die verdiente Nettoprämie um 38,8 % auf 1,2 Mrd. EUR (0,8 Mrd. EUR) an. Die im letzten Jahr erfreulich niedrige kombinierte Schaden-/Kostenquote von 93,8 % erhöhte sich auf 98,3 %: Die vergleichsweise Beilegung von Rechtsstreitigkeiten der Clarendon aus Altgeschäft belastete das Ergebnis; diese Aufwendungen werden jedoch vertragsgemäß von den früheren Eigentümern der Clarendon zurückgefordert. Das operative Ergebnis (EBIT) verringerte sich ausschließlich auf Grund dieser Belastung von 69,0 Mio. EUR auf 57,1 Mio. EUR. Der aus dem Programmgeschäft generierte Jahresüberschuss beträgt 42,2 Mio. EUR (43,3 Mio. EUR); dies entspricht einem Gewinn je Aktie von 0,39 EUR (0,45 EUR).

Mit der Entwicklung des **Kapitalanlageergebnisses** ist die Hannover Rück relativ zufrieden. Auf Grund des sehr guten Cashflows aus der Versicherungstechnik stieg das Volumen der Kapitalanlagen ohne Depotforderungen um erfreuliche 13,1 % auf 14,4 Mrd. EUR (12,7 Mrd. EUR) an. Ohne den dämpfenden Einfluss der Währungskurse wären die Kapitalanlagen sogar um 23,3 % gestiegen. „Der hervorragende Verlauf unseres Rückversicherungsgeschäfts bewirkte zusätzlich zu der im zweiten Quartal erfolgreich durchgeführten Kapitalerhöhung einen hohen Netto-Mittelzufluss", sagte Zeller. Die ordentlichen Kapitalanlageerträge in Höhe von 1,1 Mrd. EUR blieben im Vergleich zum Vorjahr nahezu konstant. Die Renditen der Rentenpapiere waren im Berichtsjahr weltweit rückläufig; dies kompensierten die zusätzlichen Erträge auf Grund des Anstiegs der Kapitalanlagebestände. Durch den Abgang von Kapitalanlagen ergab sich im Saldo ein Gewinn von 140,7 Mio. EUR (93,3 Mio. EUR). Ergebnisverbessernd wirkten sich hier die gegenüber dem Vorjahr auf 99,3 Mio. EUR gesunkenen Abschreibungen auf Wertpapiere aus. Die Abschreibungen auf Aktien beliefen sich im Berichtsjahr auf 65,3 Mio. EUR – davon entfielen allein auf das erste Quartal 46,0 Mio. EUR; im Vorjahr waren dies 164,6 Mio. EUR. Das Netto-Kapitalanlageergebnis stieg so insgesamt um erfreuliche 15,4 % auf 1,1 Mrd. EUR (928,4 Mio. EUR); dies entspricht einer Rendite von 5,1 % auf den durchschnittlichen Kapitalanlagenbestand einschließlich Depotforderungen.

Das **operative Ergebnis (EBIT)** des Hannover Rück-Konzerns stieg im Berichtsjahr um 55,5 % auf 732,1 Mio. EUR (470,9 Mio. EUR) und ist damit das beste Ergebnis in der Unternehmensgeschichte. „Auch der **Jahresüberschuss** von 354,8 Mio. EUR (267,2 Mio. EUR) war bisher unerreicht, sieht man einmal vom Ergebnis des Jahres 2000 ab, das durch einen steuerlichen Sondereffekt geprägt war", erklärte Zeller. Der Gewinn je Aktie beträgt 3,24 EUR (2,75 EUR). Die Eigenkapitalrendite nach Steuern erhöhte sich im Berichtsjahr um 1,4 Prozentpunkte auf 17,1%.

Durch die kombinierte Bar- und Sachkapitalerhöhung im Juni 2003 wurde das **Eigenkapital** der Hannover Rück AG um 530 Mio. EUR gestärkt; es beträgt nun 2,4 Mrd. EUR (1,7 Mrd. EUR). Die Ausgabe von 9,7 Mio. Aktien im Zuge der Barkapitalerhöhung hatte außerdem die Ausweitung des Streubesitzes um rund 40 % zur Folge, was die Liquidität und somit auch die Attraktivität der Hannover Rück-Aktie deutlich erhöht hat. Im Zuge der Sachkapitalerhöhung erhielt die Hannover Rück die heutige Hannover Reinsurance (Dublin) Ltd. – früher HDI Re (Ireland) Ltd. – gegen Ausgabe von 13,7 Mio. neuer Aktien. Dank der hohen Profitabilität dieser Gesellschaft führte die Kapitalerhöhung für die Aktionäre nur zu einer minimalen Verwässerung.

Entsprechend ihrer Dividendenpolitik werden Vorstand und Aufsichtsrat der Hauptversammlung vorschlagen, eine erhöhte **Dividende** von 0,95 EUR (0,85 EUR) je Aktie auszuschütten. Dies entspricht einer Dividendenrendite von rund 3,4 %.

Ausblick auf 2004

In der **Schaden-Rückversicherung** bieten die meisten Märkte weiterhin sehr gute Gewinnchancen. Bei den Vertragserneuerungen zum 1. Januar 2004 – zu diesem Zeitpunkt werden rund zwei Drittel der Verträge neu verhandelt – konnten nahezu über alle Segmente hinweg Ratenerhöhungen und Konditionsverbesserungen erzielt oder zumindest das bereits erreichte sehr gute Niveau gehalten werden. In einzelnen Segmenten, die in den vergangenen zwei Jahren die stärksten Ratenerhöhungen erfahren hatten, kam es zu einem gewissen Prämienabrieb. Dies traf insbesondere auf das Luftfahrtgeschäft zu, in dem die Hannover Rück ihren Anteil konsequenterweise verringert hat. Den Anteil am nochmals attraktiver gewordenen nordamerikanischen Haftpflichtgeschäft hat die Hannover Rück hingegen weiter ausgebaut. Sofern sich die Großschadenbelastung im normalen Rahmen bewegt, sollte sich die Schaden-Rückversicherung im Jahr 2004 wiederum sehr gut entwickeln. „Wir erwarten aus diesem Geschäftsfeld wieder den mit Abstand größten Beitrag zum Konzernüberschuss", erklärte Zeller.

Auch die **Personen-Rückversicherung** sollte sich im laufenden Geschäftsjahr gut entwickeln. Die Nachfrage nach Lösungen sowohl für die Risikoabsicherung als auch für die Altersvorsorge wird auf Grund der demografischen Entwicklung in fast allen Märkten kontinuierlich steigen. Wachstumsimpulse werden insbesondere in den wichtigen Versicherungsmärkten USA, Japan, aber auch für Kontinentaleuropa, speziell bei fondsgebundenen Versicherungen erwartet. Währungskursbedingt dürfte allerdings nur ein geringfügiges Wachstum – oder sogar ein leichter Rückgang – der Bruttoprämie zu erwarten sein. Die Ertragslage sollte sich jedoch weiter verbessern. Die Hannover Rück geht von einem deutlich zweistelligen Wachstum beim operativen Ergebnis (EBIT) und Jahresüberschuss aus.

In der **Finanz-Rückversicherung** ist weiter von einer steigenden Nachfrage nach individuellen Problemlösungen auszugehen. Gleichwohl dürfte die Prämie auf Grund der Nicht-Erneuerung einiger volumenstarker Verträge für 2004 geringer ausfallen. Eine weitere Ergebnissteigerung sollte in diesem Geschäftsfeld allerdings auch 2004 möglich sein.

Die Ratenerhöhungen im **Programmgeschäft** werden im laufenden Jahr voraussichtlich niedriger ausfallen als im Berichtsjahr, da das Marktumfeld von einem aufkommenden Konkurrenzdruck geprägt ist. In Europa und Südafrika wird die Hannover Rück mit ihren Tochtergesellschaften Inter Hannover und Compass ihre Position weiter ausbauen. Für das Jahr 2004 wird mit einem deutlich verbesserten Ergebnis gerechnet.

Für 2004 erwartet die Hannover Rück – eine normale Entwicklung des Kapitalmarktes unterstellt – ein **Kapitalanlageergebnis** in etwa auf Vorjahresniveau. Der zu erwartende positive versicherungstechnische Cashflow sollte zu

einem weiteren Anstieg des Kapitalanlagevolumens führen; trotz der unverändert geringen Renditen sollte sich dies positiv auf das Kapitalanlageergebnis auswirken.

Die **Kapitalausstattung** der Hannover Rück konnte mit der erfolgreichen Platzierung einer nachrangigen Anleihe in Höhe von 750 Mio. EUR im Februar 2004 weiter optimiert werden. Darüber hinaus konnte die 1999 emittierte 400 Mio. USD-Anleihe fast vollständig zurückgekauft werden. Hierbei konnte das Unternehmen vom vorteilhaften Währungskurs des Euro gegenüber dem US-Dollar profitieren.

Unter der Prämisse, dass sich die Schadenbelastung im langjährigen Durchschnitt bewegt und unerwartete negative Entwicklungen auf den Kapitalmärkten ausbleiben, ist die Hannover Rück optimistisch, ihren **Gewinn** ein weiteres Mal deutlich steigern zu können. „Wir gehen davon aus, dass wir einen Konzern-Jahresüberschuss von 390 bis 430 Mio. EUR und damit einen Gewinn je Aktie zwischen 3,20 bis 3,60 EUR erzielen können", sagte Zeller.

Für weitere Informationen wenden Sie sich bitte an Eric Schuh (Tel.: 05 11 / 56 04-15 00, Fax: 05 11 / 56 04-16 48, E-Mail: eric.schuh@hannover-re.com).

Die Hannover Rück *ist mit einem Prämienvolumen von rund 11 Mrd. EUR eine der fünf größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit über 3.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

Kennzahlen der Hannover Rück-Gruppe (auf US GAAP-Basis)

	2003				2002
in Mio. EUR	1. - 3. Q	4. Q	Gesamt	+/- Vorjahr	Gesamt
Hannover Rück-Gruppe					
Gebuchte Bruttoprämien	8.872,3	2.470,6	11.342,9	-9,0 %	12.463,2
Verdiente Nettoprämien	5.909,0	2.246,6	8.155,6	6,1 %	7.688,2
Versicherungstechnisches Ergebnis	-115,7	-118,9	-234,6	-24,6 %	-311,1
Kapitalanlageergebnis	716,8	354,7	1.071,5	15,4 %	928,4
Operatives Ergebnis (EBIT)	498,2	233,9	732,1	55,5 %	470,9
Jahresüberschuss nach Steuern	256,6	98,2	354,8	32,8 %	267,2
Ergebnis je Aktie in EUR[1)]	2,43	0,81	3,24	17,8 %	2,75
Haftendes Kapital[2)]	3.550,0		3.680,4	24,4 %	2.958,5
Kapitalanlagen (inkl. Depotforderungen)	22.461,2		22.031,1	8,5 %	20.305,8
Bilanzsumme	35.208,8		32.974,7	-1,8 %	33.579,0
Buchwert je Aktie in EUR[3)]	19,32		19,94	11,4 %	17,90
Selbstbehalt	71,0%	75,4%	71,9%		65,3%
Umsatzrendite[4)]	8,4%	10,4%	9,0%		6,1%
Eigenkapitalrendite (nach Steuern)[5)]	16,8%	16,6%	17,1%		15,7%
Schaden-Rückversicherung					
Gebuchte Bruttoprämien	4.041,6	745,5	4.787,1	-20,5 %	6.020,0
Verdiente Nettoprämien	2.638,7	861,3	3.500,0	-0,1 %	3.502,1
Versicherungstechnisches Ergebnis	73,8	67,3	141,1	7,9 %	130,8
Operatives Ergebnis (EBIT)	304,0	161,9	465,9	52,5 %	305,6
Jahresüberschuss nach Steuern	137,4	29,6	167,0	8,4 %	154,1
Selbstbehalt	69,5%	86,5%	72,2%		62,7%
Kombinierte Schaden-/Kostenquote	97,2%	92,2%	96,0%		96,3%
Umsatzrendite[4)]	11,5%	18,8%	13,3%		8,7%
Personen-Rückversicherung					
Gebuchte Bruttoprämien	1.669,4	606,9	2.276,3	-7,9 %	2.471,5
Verdiente Nettoprämien	1.390,7	545,6	1.936,3	-9,6 %	2.142,3
Operatives Ergebnis (EBIT)	48,9	12,1	61,0	25,8 %	48,5
Jahresüberschuss nach Steuern	22,1	24,5	46,6	55,3 %	30,0
Selbstbehalt	83,2%	90,5%	85,1%		86,9%
Kombinierte Schaden-/Kostenquote[6)]	95,4%	104,9%	98,1%		100,6%
Umsatzrendite[4)]	3,5%	2,2%	3,2%		2,3%
Finanz-Rückversicherung					
Gebuchte Bruttoprämien	1.223,4	409,3	1.632,7	31,4 %	1.242,6
Verdiente Nettoprämien	1.089,7	473,7	1.563,4	29,1 %	1.211,0
Operatives Ergebnis (EBIT)	90,3	57,9	148,2	210,0 %	47,8
Jahresüberschuss nach Steuern	57,1	42,0	99,1	147,8 %	40,0
Selbstbehalt	98,1 %	82,7 %	94,3 %		95,2 %
Kombinierte Schaden-/Kostenquote[6)]	95,0 %	97,1 %	95,7 %		99,4 %
Umsatzrendite[4)]	8,3%	12,2%	9,5%		3,9%
Programmgeschäft					
Gebuchte Bruttoprämien	1.938,0	708,7	2.646,7	-3,0 %	2.729,1
Verdiente Nettoprämien	789,9	366,0	1.155,9	38,8 %	832,9
Versicherungstechnisches Ergebnis	29,1	-9,1	20,0	-61,5 %	51,9
Operatives Ergebnis (EBIT)	54,9	2,2	57,1	-17,2 %	69,0
Jahresüberschuss nach Steuern	40,0	2,2	42,2	-2,5 %	43,3
Selbstbehalt	46,4 %	46,5 %	46,4 %		37,8 %
Kombinierte Schaden-/Kostenquote	96,3 %	102,5 %	98,3 %		93,8 %
Umsatzrendite[4)]	7,0%	0,6%	4,9%		8,3%

1) auf der Grundlage einer für 2003 zeitanteilig gewichteten Anzahl von 109.366.351 Aktien
2) Eigenkapital + Minderheitsanteile + Hybridkapital
3) Berechnung für 2003 basierend auf der aktuellen Aktienanzahl von 120.597.134 Stück
4) Operatives Ergebnis (EBIT) / verdiente Nettoprämien
5) Quartale wurden annualisiert
6) einschließlich Depotzinsen

Geschäftsbericht | 2003

des Hannover Rück-Konzerns

ENTWURF

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2003	+/- Vorjahr	2002	2001	2000	1999
Gebuchte Bruttoprämien	11 342,9	-9,0 %	12 463,2	11 507,5	8 320,5	6 706,3
Verdiente Nettoprämien	8 155,6	+6,1 %	7 688,2	6 496,1	5 210,2	4 179,9
Versicherungstechnisches Ergebnis	-234,6	-24,6 %	-311,1	-878,2	-449,2	-394,7
Kapitalanlageergebnis	1 071,5	+15,4 %	928,4	945,7	868,7	828,2
Operatives Ergebnis (EBIT)	732,1	+55,5 %	470,9	109,2	342,5	358,2
Jahresüberschuss nach Steuern	354,8	+32,8 %	267,2	11,1	364,9	201,6
Haftendes Kapital	3 680,4	+24,4 %	2 958,5	2 896,5	2 400,2	2 045,1
Eigenkapital	2 404,7	+38,2 %	1 739,5	1 672,0	1 573,4	1 235,7
Minderheitsanteile	491,8	+22,8 %	400,4	307,8	294,1	294,8
Hybridkapital	783,9	-4,2 %	818,6	916,7	532,7	514,6
Kapitalanlagen (inkl. Depotforderungen)	22 031,1	+8,5 %	20 305,8	19 278,0	14 196,2	12 810,7
Bilanzsumme	32 974,7	-1,8 %	33 579,0	32 647,6	23 497,6	19 354,8
Nettoportefeuillewert Personen-Rückversicherung	1 361,1	+12,9 %	1 206,0	1 048,0	874,0	609,0
Ergebnis je Aktie (verwässert) in EUR	3,24	+17,8 %	2,75	0,11	4,13	2,29
Buchwert je Aktie in EUR	19,94	+11,4 %	17,90	17,21	17,76	13,95
Dividende	114,6	+38,7 %	82,6	–	100,0	71,5
Dividende je Aktie in EUR	0,95	+11,8 %	0,85	–	1,21*	0,97
Selbstbehalt	71,9 %		65,3 %	61,7 %	63,7 %	62,0 %
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung	96,0 %		96,3 %	116,5 %	107,8 %	111,1 %
Kapitalanlagen-Rendite	5,1 %		4,7 %	5,7 %	6,4 %	6,9 %
Umsatzrendite**	9,0 %		6,1 %	1,7 %	6,6 %	8,6 %
Eigenkapital-Rendite (nach Steuern)	17,1 %		15,7 %	0,7 %	26,0 %	17,1 %

* *Inkl. Bonus von 0,08 EUR*

** *Operatives Ergebnis (EBIT)/verdiente Nettoprämien*

Anmerkung: Zur Notwendigkeit der Anwendung der „As-if-pooling"-Methode nach US GAAP vgl. Lagebericht Seite 19 f.

Verehrte Aktionäre,
sehr geehrte Damen und Herren,



es ist mir eine angenehme Pflicht, erneut über ein sehr erfolgreiches Jahr Ihres Unternehmens zu berichten. Nach 2001, dem schwierigsten Jahr in unserer Unternehmensgeschichte, und der bereits deutlichen Erholung im Vorjahr ist es uns 2003 gelungen, ein neues Rekordergebnis zu erzielen: Noch nie haben wir ein besseres operatives Ergebnis erwirtschaftet, und dies in einem zwar weniger schlechten, aber keineswegs guten Kapitalmarktumfeld. Auch die anhaltende Schwäche des US-Dollar, die sich auf rund zwei Drittel unserer Bruttoprämie auswirkt, konnte das Ergebnis nicht wirklich beeinträchtigen.

In der *Schaden-Rückversicherung* haben sich Raten und Konditionen für uns nochmals verbessert. In diesem sehr positiven Umfeld haben wir ein ausgezeichnetes Ergebnis erreicht und unsere Marktposition weiter optimieren können. Vor allem haben wir mehr länger abwickelndes Geschäft gezeichnet, da wir dort die stärksten Verbesserungen der Raten und Konditionen beobachteten. Hingegen haben wir unsere Zeichnungen im Bereich der Luftfahrtrückversicherung in Reaktion auf teilweise fallende Preise selektiv reduziert. Unabhängig von unserem üblichen Zyklusmanagement haben wir diesen „harten Markt" dazu genutzt, unser Portefeuille nach langfristigen Profitabilitätsgesichtspunkten zu sichten und vereinzelt Zeichnungen zu reduzieren. „More from less" haben wir diese Profitabilitätsinitiative getauft. Außerdem zeichnen wir seit dem 1. Januar 2003 nicht mehr das gesamte Rückversicherungsvolumen der HDI-Schwestergesellschaften, sondern nur noch den Teil, den wir selbst behalten.

Auch in der *Personen-Rückversicherung* sind wir mit dem Berichtsjahr sehr zufrieden. In diesem Geschäftsfeld haben wir unsere Marktstellung – mittlerweile gehören wir hier zu den drei größten Anbietern der Welt – nach der Expansionsphase der vergangenen Jahre insgesamt konsolidiert; in wichtigen Märkten wie Deutschland ist es uns gelungen, attraktive neue Kundenbeziehungen aufzubauen. Zusammen mit unserem währungskursbereinigt leicht gestiegenen Umsatzvolumen konnten wir das Jahresergebnis um mehr als die Hälfte steigern.

Für weitaus stärkeres Wachstum als erwartet sorgte die *Finanz-Rückversicherung*. Brutto- und Nettoprämie konnten deutlich gesteigert werden, und das operative Ergebnis haben wir gegenüber dem Vorjahr mehr als verdreifacht, da die Zedenten in diesem harten Markt verstärkt maßgeschneiderte Produkte nachfragten. Hinzu kam als Einmaleffekt die erstmalige Konsolidierung der Hannover Reinsurance (Dublin) Ltd. – der ehemaligen HDI Reinsurance (Ireland) Ltd. –, die wir im Zuge unserer Kapitalerhöhung im

Juni des Berichtsjahrs von unserem Hauptaktionär, der Talanx AG, als Sacheinlage erhalten hatten. Mein Fazit ist: Auch in diesem Geschäftsfeld können wir mit dem Ergebnis sehr zufrieden sein.

Das *Programmgeschäft*, unser viertes Standbein im Konzern, hat im Berichtsjahr wieder maßgeblich zum Ergebnis beigesteuert. Hier greift mittlerweile unser neuer underwritingorientierter Ansatz, intensiv auf die Qualität des übernommenen Geschäfts zu achten, nämlich die Brutto-Profitabilität der einzelnen Programme auf Nachhaltigkeit zu prüfen und den Selbstbehalt der Qualität des Geschäfts anzupassen. Dies führte zu einem nochmals deutlich erhöhten Selbstbehalt. Die Profitabilität ist jedoch auf Grund eines einmaligen Sondereffekts leicht hinter jener des Vorjahres zurückgeblieben. Nach den erfolgreichen Umstrukturierungsmaßnahmen der vergangenen Jahre sind wir im Programmgeschäft jetzt auf dem richtigen Weg, so dass wir unsere Marktführerschaft in Zukunft in entsprechende Profitabilität umsetzen können.

Auf den *Finanzmärkten* wurde die Stimmung im Jahresverlauf zusehends besser, nachdem im März auf den Aktienmärkten noch Tiefststände zu verzeichnen waren. Natürlich blieben wir auch im Berichtsjahr erwartungsgemäß nicht ganz von Abschreibungen auf unsere Wertpapierbestände verschont. Diese fielen aber deutlich geringer aus als noch im Vorjahr. Die seit April stark gestiegenen Kurse an den Aktienmärkten sorgten zum Jahresende bereits wieder für Buchgewinne auf unsere Aktienanlagen. Die Zinsen für festverzinsliche Wertpapiere, die den Großteil unserer Kapitalanlagen bilden, gingen im Berichtsjahr gegenüber dem Vorjahr deutlich nach unten, was die laufenden Erträge aus der Neu- bzw. Wiederanlage von Mitteln begrenzte. Auf Grund des vorteilhaften Marktumfeldes in der Rückversicherung erhöhte sich jedoch unser Anlagevolumen insgesamt sehr stark, so dass wir alles in allem gegenüber dem Vorjahr ein deutlich verbessertes Kapitalanlageergebnis erwirtschaften konnten.

Die anhaltende Schwäche des US-Dollar wirkte sich sowohl auf Prämie und Schäden unserer vier Geschäftsfelder als auch auf das Kapitalanlageergebnis aus. Die amerikanische Währung verlor gegenüber unserer Bilanzwährung, dem Euro, im Laufe des Jahres 2003 immerhin 21,1 % an Wert. Sowohl unsere Bruttoprämie als auch das Kapitalanlageergebnis werden bis zu zwei Dritteln in US-Dollar generiert – ein konstanter Wechselkurs hätte somit beide Größen noch positiver erscheinen lassen, als sie es trotz der negativen Kurseffekte sind. Da wir jedoch seit jeher die Verpflichtungen in Fremdwährung mit Kapitalanlagen in derselben Währung kongruent bedecken, ist der Währungskurseinfluss auf unser Jahresergebnis nicht gravierend.

Die *Hannover Rück-Aktie* konnte im Berichtsjahr wieder einen deutlichen Wertzuwachs verzeichnen. Im Jahresverlauf legte ihr Wert um rund 14 % zu. Der Kursanstieg erfolgte größtenteils zum Ende des Berichtsjahres als

Reaktion auf die zweimal angehobene Gewinnprognose sowie auf unsere sehr guten Neunmonatszahlen. Auch den Vergleich mit unseren Wettbewerbern müssen wir nicht scheuen. Auf währungskursbereinigter Basis haben wir im Berichtsjahr unseren Vergleichsindex, den ungewichteten „Reactions"-Welt-Rückversicherungs-Index, wiederum übertroffen. In diesem Index sind alle börsennotierten Rückversicherer der Welt abgebildet.

Insgesamt sind wir also mit dem Berichtsjahr in jeder Hinsicht sehr zufrieden. Mit großer Zuversicht blicken wir auch in das laufende Jahr. Es hat sich bei den Erneuerungen der Schaden-Rückversicherung zum 1. Januar 2004 – hier zeichnen wir üblicherweise rund zwei Drittel unseres Geschäfts – gezeigt, dass unter dem Strich nochmals leichte Verbesserungen der Raten und Konditionen gegenüber 2003 möglich waren. Der so genannte harte Markt ist also keineswegs vorbei. In den wenigen Sparten der Schaden-Rückversicherung, in denen die Preise bereits zu fallen begannen, haben wir unsere Zeichnungen überprüft und im Zuge unseres konsequenten Zyklusmanagements das Volumen selektiv reduziert und das Kapital in andere Sparten umgeschichtet. Im Großen und Ganzen erwarten wir in fast allen Segmenten der Schaden-Rückversicherung erneut eine gute bis sehr gute Profitabilität. Wir gehen davon aus, dass sich dies in den Erneuerungsverhandlungen im weiteren Jahresverlauf ebenfalls fortsetzen wird.

Auch für die *Entwicklung der Kapitalanlagen* im Jahr 2004 sind wir zuversichtlich. Wir rechnen damit, dass mit einem positiven versicherungstechnischen Cashflow unsere Kapitalanlagebestände im Jahresverlauf weiter deutlich ansteigen. Wenn sich die Finanzmärkte normal entwickeln, sollten damit unsere Kapitalanlageerträge gegenüber dem Berichtsjahr zulegen. Allerdings setzt dies voraus, dass 2004 keine größeren Abschreibungen auf unser Wertpapierportefeuille nötig werden. Der allseits erwartete Zinsanstieg auf den weltweiten Bond-Märkten wird hier sehr sorgfältig zu beobachten sein.

Insgesamt erwarten wir, dass wir das sehr gute Resultat des Berichtsjahres im laufenden Jahr nochmals übertreffen können. Dazu beitragen sollten ein wiederum sehr gutes versicherungstechnisches Ergebnis in allen Geschäftsfeldern sowie ein verbessertes Kapitalanlageergebnis. Diese Prognose setzt naturgemäß voraus, dass sich die Großschäden in der Schaden-Rückversicherung im langjährigen Durchschnitt bewegen und auch der Kapitalmarkt von erheblichen Ausschlägen verschont bleibt.

Nach wie vor sind wir der Überzeugung, dass unser langfristiger Erfolg und unsere wirtschaftliche Eigenständigkeit auf überdurchschnittlicher und nachhaltiger Profitabilität basieren. Wir werden daher im laufenden Geschäftsjahr ausschließlich nach dieser unserer bewährten Maxime handeln, sowohl beim Zeichnen von Risiken in den einzelnen Geschäftsfeldern und deren Sparten als auch bei der Diversifizierung unseres Geschäfts und dem Kapitalmanage-

ment. Wie schon in der Vergangenheit haben wir auch im Berichtsjahr unsere Kapitalbasis mit Augenmaß den geschäftlichen Notwendigkeiten angepasst: Wir haben unser Eigenkapital mittels einer Kapitalerhöhung um 530 Mio. EUR erhöht – bei minimaler Verwässerung der Altaktionäre. Darüber hinaus haben wir im Februar 2004 eine weitere nachrangige Anleihe in Höhe von 750 Mio. EUR ausgegeben. Genauso wichtig war allerdings, dass wir in den schwierigen Jahren 2001 und 2002 kein Eigenkapital verloren haben. Die für uns wichtigen Rating-Agenturen erkennen unser effizientes Kapitalmanagement an und bewerten uns mit sehr guten Ratings – ein „AA-" bei Standard & Poor's und ein „A" bei A.M. Best –, Noten, die deutlich über dem Marktdurchschnitt liegen. Damit haben wir Zugang zu allen Geschäftssegmenten des weltweiten Rückversicherungsmarkts und sind in der Lage, unser Portefeuille weiterhin optimal zu diversifizieren und nach gewinnoptimierenden Gesichtspunkten zu steuern.

Meine Kollegen im Vorstand der Hannover Rück und ich bedanken uns bei Ihnen herzlich für Ihre Loyalität und Ihr Vertrauen. Unser gemeinsames Ziel ist und bleibt es, beides auch in den kommenden Jahren dadurch zu rechtfertigen, dass wir den Wert Ihres Unternehmens weiter nachhaltig steigern.

Mit freundlichen Grüßen



Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE
der Hannover Rückversicherung AG

Aufsichtsrat

Wolf-Dieter Baumgartl [1) 2)] Hannover Vorsitzender	Vorsitzender des Vorstands Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Dr. Paul Wieandt [2)] Hof/Saale Stellv. Vorsitzender	Vorsitzender der Geschäftsleitung SchmidtBank AG
Herbert K. Haas [1) 2)] Burgwedel	Mitglied des Vorstands Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Karl Heinz Midunsky München	Corporate Vice President and Treasurer Siemens AG
Ass. jur. Otto Müller [3)] Hannover	
Bengt Pihl Mannheim (bis 27. Mai 2003)	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Essen	Mitglied des Vorstands RWE Aktiengesellschaft
Bodo Uebber Berlin (seit 25. September 2003)	Stellv. Mitglied des Vorstands DaimlerChrysler AG Vorsitzender des Vorstands DaimlerChrysler Services AG (seit 16. Dezember 2003)

1) Mitglied des Ausschusses für Vorstandsangelegenheiten
2) Mitglied des Bilanzausschusses
3) Arbeitnehmervertreter

Angaben zu den Mitgliedschaften in gesetzlich zu bildenden Aufsichtsräten und vergleichbaren Kontrollgremien anderer in- und ausländischer Wirtschaftsunternehmen entnehmen Sie bitte dem Bericht der Hannover Rückversicherung AG.

VORSTAND
der Hannover Rück



Dr. Elke König

Finanz- und Rechnungswesen; Kapitalanlagen; Informationsverarbeitung; Allgemeine Verwaltung

Dr. Wolf Becke

Personen-Rückversicherung weltweit

Wilhelm Zeller
Vorsitzender

Controlling, Revision; Investor Relations, Public Relations; Unternehmensentwicklung; Personal; Underwriting & Actuarial Services; Programmgeschäft

André Arrago

Vertragsgeschäft der Schaden-Rückversicherung arabische, romanische und lateinamerikanische Länder sowie Nord- und Osteuropa, Asien und Australasien



Jürgen Gräber

Koordination der gesamten Nichtleben-Rückversicherung; Vertragsgeschäft der Schaden-Rückversicherung Nordamerika und anglophones Afrika; Finanz-Rückversicherung weltweit

Dr. Michael Pickel

Vertragsgeschäft der Schaden-Rückversicherung Deutschland, Österreich, Schweiz und Italien; Kredit- und Kautionsrückversicherung weltweit; Group Legal Services; Run Off Solutions

Ulrich Wallin

Specialty Division (weltweites fakultatives Geschäft HUK- und Sachsparten; weltweites Vertrags- und fakultatives Geschäft der Luft- und Raumfahrt- sowie Transportversicherung); Vertragsgeschäft der Schaden-Rückversicherung Großbritannien und Irland; Retrozessionen und Schutzdeckungen

DIE HANNOVER RÜCK-AKTIE

2003: Das Jahr 1 nach der Baisse ...

Deutliche Erholung an den Kapitalmärkten

2003 war ein gutes Jahr für die Kapitalmärkte. Nach drei verlustreichen Perioden und einem absoluten Tiefststand von 2.202 Punkten im ersten Quartal, schloss der Dax bei einem Stand von 3.965 Punkten erstmals wieder im Plus – mit einem Zuwachs von 37,1 % per Jahresultimo. Im europäischen Vergleich war Deutschland damit der Favorit. In Sichtweite hielt sich lediglich der deutlich kleinere Finanzplatz Wien mit 34,7 % Gewinn. Weit abgeschlagen blieb der Euro-Stoxx 50 mit einem Zuwachs von 15,7 %. Besonders hervorzuheben sind auch die deutschen Nebenwerte, die sogar den sehr starken Dax noch hinter sich ließen: MDax (+ 47,8 %), TecDax (+ 50,9 %) und SDax (+51,3 %).

... auch Versicherungswerte sind wieder auf dem aufsteigenden Ast

Die deutsche Versicherungswirtschaft befindet sich wieder auf Wachstumskurs. Da sich die Kapitalmärkte im Berichtsjahr einigermaßen erholten, können die (Rück-)Versicherer wieder verstärkt auf die Kapitalanlage in Aktien setzen. Laut dem Gesamtverband der deutschen Versicherungswirtschaft (GDV) ist eine leichte Steigerung der durchschnittlichen Aktienquote von 7 % auf 8 % zu beobachten. Insbesondere für Rückversicherer bot das Jahr 2003 ein ausnehmend profitables wirtschaftliches Umfeld. Diese Entwicklung zeichnet sich ebenfalls im Branchenindex CDax-Versicherungen ab, der mit einem Plus von 12,3 % zum Jahresende schloss und sich somit – im Vergleich zum Vorjahr – deutlich erholte, obgleich er hinter den genannten deutschen Vergleichsindizes zurückblieb. Die Ergebnisse der Erneuerungsrunde 2003/2004 in der Schaden-Rückversicherung lassen eine Fortsetzung dieses positiven Trends erwarten.

Die Performance der Hannover Rück-Aktie seit Börsengang im Vergleich zu gängigen Indizes


in %
400
350
300
250
200
150
100
0
30. November 1994
30. April 1995
30. September 1995
29. Februar 1996
30. Juli 1996
30. Dezember 1996
30. Mai 1997
30. Oktober 1997
30. März 1998
30. August 1998
30. Januar 1999
30. Juni 1999
30. November 1999
30. April 2000
30. September 2000
28. Februar 2001
30. Juli 2001
30. Dezember 2001
30. Mai 2002
30. Oktober 2002
30. März 2003
30. August 2003
30. Januar 2004
27. Februar 2004
Hannover Rück-Aktie
Dax
CDax-Versicherungen
MDax

Die Hannover Rück-Aktie profitierte vom sehr guten Marktumfeld ...

Unsere Aktie entwickelte sich im Jahresverlauf 2003 ebenfalls deutlich positiv mit einem Plus von 14 % seit Jahresbeginn und einem Aktienkurs von 27,72 EUR zum 31. Dezember 2003. Zwar entwickelte sich der MDax noch besser, aber im Branchenvergleich zum CDax-Versicherungen konnte sich unsere Aktie somit behaupten. Ein deutlicher Aufschwung war jeweils nach der Veröffentlichung unserer Quartalsergebnisse zu beobachten. Der Kapitalmarkt hat damit die gute und konsistente Ergebnisentwicklung honoriert. Besonders kräftig entwickelte sich unsere Aktie im laufenden Geschäftsjahr nach Veröffentlichung der Gewinnprognosen für die Jahre 2004 und 2005 und erreichte am 11. Februar 2004 einen Schlusskurs von 30,70 EUR.

Im ungewichteten „Reactions"- Welt-Rückversicherungs-Index vergleichen wir uns mit den Rückversicherern weltweit. Nachdem unsere Aktie den Index am Anfang der Drei-Jahres-Vergleichsperiode, im Jahr 2001, noch schlagen konnte, fiel sie im Jahresverlauf 2001 – nach dem 11. September 2001 – hinter den Index zurück. Im Berichtsjahr 2003 ist es uns dank unserer hervorragenden Geschäftsentwicklung jedoch wieder gelungen, eine bessere Wertentwicklung als der Welt-Rückversicherungs-Index zu erreichen. Es ist unser erklärtes Ziel, unseren Vergleichsmaßstab im gleitenden Drei-Jahresvergleich zu übertreffen.

Die Hannover Rück-Aktie kommt einer fairen Bewertung wieder näher

Die Hannover Rück-Aktie im Vergleich zum ungewichteten „Reactions"-Welt-Rückversicherungs-Index (Performance in USD)


in %
140
120
100
80
60
1. Januar 2001
1. März 2001
1. Mai 2001
1. Juli 2001
1. September 2001
1. November 2001
1. Januar 2002
1. März 2002
1. Mai 2002
1. Juli 2002
1. September 2002
1. November 2002
1. Januar 2003
1. März 2003
1. Mai 2003
1. Juli 2003
1. September 2003
1. November 2003
1. Januar 2004
27. Februar 2004
Hannover Rück-Aktie
Ungewichteter „Reactions"-Welt-Rückversicherungs-Index

** Der ungewichtete „Reactions"-Welt-Rückversicherungs-Index bildet alle börsennotierten Rückversicherer der Welt ab. Unser strategisches Ziel ist es, eine Kursentwicklung zu erreichen, die in einem gleitenden Drei-Jahres-Durchschnitt über der Performance dieser Benchmark liegt.*

... und birgt noch mehr Potenzial bei sich stabilisierenden Kapitalmärkten

Hannover Rück-Aktie hat Reserven

Die gute Entwicklung der Hannover Rück-Aktie im vergangenen Börsenjahr spiegelt die stetige Profitabilität des Unternehmens wider. Schon 2002 konnte sich die Aktie hervorragend gegen die negative Marktentwicklung behaupten und eine außerordentliche Stabilität beweisen. Das Jahr 2003 brachte die Hannover Rück-Aktie einer fairen Bewertung wieder ein gutes Stück näher. Die neueste Entwicklung im Februar 2004 stellt ihr Potenzial unter Beweis: Nach Veröffentlichung unserer Gewinnprognose für die Jahre 2004 und 2005 wurde das Kursziel von zahlreichen Finanzanalysten deutlich angehoben.

Unsere quantitativen strategischen Ziele helfen uns, anhand eines Kennzahlensystems die nachhaltige Wertschöpfung unseres Unternehmens zu steuern und zu dokumentieren. Es ist beispielsweise eines unserer strategischen Ziele, den Gewinn vor Steuern und Zinsen (EBIT) sowie den Gewinn je Aktie jährlich um einen zweistelligen Prozentsatz zu steigern. Mit einem Ergebnis je Aktie von 3,24 EUR im Berichtsjahr konnten wir dieses Ziel seit unserem Börsengang – mit Ausnahme des Jahres 2001 (Stichwort: Terroranschläge in New York und Washington) – Jahr für Jahr erreichen.

Nach den starken Kursanstiegen des vergangenen Jahres erscheinen einige Indizes – vor allem die der Nebenwerte – konsolidierungsbedürftig. Das durchschnittliche 2003er-Kurs-Gewinn-Verhältnis (KGV) des MDax, dem auch die Hannover Rück-Aktie angehört, betrug 22,6. Die Hannover Rück-Aktie hingegen wird bei einem Kurs von 30 EUR mit einem KGV von 8,5 auf Basis der Konsensus-Gewinnschätzung für das Jahr 2005 gehandelt. Das erhebliche Potenzial, das noch immer in unserer Aktie steckt, lässt sich durch eine weitere maßgebliche Kennzahl veranschaulichen: Ein führendes europäisches Brokerhaus berechnet das durchschnittliche Preis-Buchwert-Verhältnis für europäische Rückversicherer mit 1,8, während die Aktie der Hannover Rück bei einem Kurs von 30 EUR lediglich einen Wert von 1,5 erreicht. Die Mehrzahl der Analysten sieht demnach den fairen Wert unserer Aktie zurzeit bei rund 35 EUR.

Unsere Investor Relations-Aktivitäten: Auf hohem Niveau etabliert

Mehr als 50 internationale Roadshows und Investorenkonferenzen

Im Berichtsjahr haben wir erneut vielfältige Investor Relations-Maßnahmen durchgeführt. Um den Bekanntheitsgrad unserer Aktie stetig zu erhöhen, nutzten wir diverse Möglichkeiten, die Kapitalmarktteilnehmer regelmäßig zeitnah und umfassend über unsere Geschäftsentwicklung und die Aktivitäten bei der Hannover Rück zu informieren. Internationalen Investoren, Privataktionären und Finanzanalysten begegneten wir in direktem Kontakt auf Anlegermessen und Aktienforen verschiedener Banken und Aktionärsvereinigungen sowie in einer Vielzahl von Einzelgesprächen. Im Berichtsjahr besuchten uns rund 30 Finanzanalysten und Investoren in Hannover, und wir präsentierten unser Unternehmen auf mehr als 50 internationalen Roadshows und Investorenkonferenzen weltweit. Dabei konzentrieren wir uns nicht nur auf die traditionellen Finanzplätze Frankfurt, London und New York/Boston, sondern beziehen auch die übrigen europäischen Zentren sowie den mittleren Westen und die Westküste der USA, Australien und neue Märkte wie die arabischen Länder in unseren Maßnahmenplan mit ein. Darüber hinaus führen wir zu jedem Quartalsabschluss sowie zu besonderen Anlässen internationale Telefonkonferenzen mit Analysten, Investoren und der Wirtschaftspresse durch. Gerade in schwierigen Börsenzeiten hat sich unsere stetige und aktive Investor Relations-Tätigkeit bewährt. Ein internationales Analystenseminar pro Jahr gehört dabei heute ebenfalls zu unserem Standard. Am 25. Juli empfingen wir in Berlin rund 40 internationale Finanzanalysten und Investoren zu unserem International Analysts' Day und vermittelten Informationen zu den Themen „Analyse der Hannover Rück-Bilanz", „Hannover Life Re" und „Advanced Solutions". Diese Informationen können Sie selbstverständlich auch auf unserer Website www.hannover-rueck.de abrufen.

Auf unseren Investor Relations-Internetseiten informieren wir Sie schließlich aktuell und regelmäßig über all unsere IR-Aktivitäten, und anhand unseres neuen „IR Online-Magazins" sind Interessierte monatlich aktuell über das Geschehen bei der Hannover Rück, im Rückversicherungsmarkt sowie auf den Kapitalmärkten im Bild.

Zur Stärkung des Eigenkapitals beschloss die Hannover Rück im Juni 2003 eine kombinierte Bar- und Sachkapitalerhöhung. Diese Maßnahme erhöhte unsere Kapitalbasis um 530 Mio. EUR und erweiterte unsere Zeichnungskapazität. Damit konnten wir im Berichtsjahr vollumfänglich an den harten und profitablen Rückversicherungsmärkten teilhaben und unseren Selbstbehalt an diesem profitablen Geschäft erhöhen.

Nach unserer Kapitalerhöhung im Juni 2003 ist die Anzahl der Hannover Rück-Aktionäre von mehr als 25.000 auf knapp 28.000 gestiegen. Die Platzierung von 20,6 % Aktienanteil bei institutionellen Investoren durch unsere Muttergesellschaft Talanx AG im Februar 2004 hat den Streubesitz der Hannover Rück um weitere 24,8 Millionen Aktien auf nunmehr 48,8 % des Aktienkapitals erhöht. Der Anteil der institutionellen Investoren (juristischen Personen) am Streubesitz vergrößerte sich dabei erheblich auf 84 %. Die Anzahl der Hannover Rück-Aktionäre beträgt zum 27. Februar 2004 nunmehr 32.529. Beide Maßnahmen wirkten sich äußerst positiv auf die Liquidität unser Aktie aus. Der durchschnittliche Wert der gehandelten Aktien verdoppelte sich nach der Kapitalerhöhung auf rund 5 Mio. EUR und verdreifachte sich dann sogar nach Verringerung des Talanx-Anteils auf über 15 Mio. EUR pro Tag.

Im September wurde die Hannover Rück von der renommierten englischen Fachzeitschrift „Reactions" zum „Rückversicherer des Jahres 2003" gewählt. Die Bewertung erfolgte durch die Leser des Magazins, also durch die Mitarbeiter der weltweiten Erst- und Rückversicherungsunternehmen, Erst- und Rückversicherungs-Makler, aber auch Finanzanalysten, Rating-Agenturen sowie sonstige Dienstleistungsbetriebe. Kriterien für die Preisvergabe waren laut „Reactions" unter anderem die von der Hannover Rück erzielte, beständig hohe Eigenkapitalrendite, die relative Kursstabilität der Aktie sowie ein geschicktes Kapitalmanagement, nicht zuletzt im Hinblick auf die Kapitalerhöhung im Juni des Berichtsjahres.

Die Emission von weiterem nachrangigen Hybridkapital (eine Mischform aus Eigen- und Fremdkapital) im Februar des laufenden Geschäftsjahres, erlaubte der Hannover Rück darüber hinaus eine Optimierung ihrer Kapitalbasis. Mit dieser Transaktion nutzten wir das attraktive Zinsumfeld und kauften die ausstehende US-Dollar-Anleihe auf sehr niedrigem Wechselkursniveau zurück.

Aktionärsstruktur nach Ländern (in % vom Streubesitz)


Luxemburg 3 %
Weitere 70 Länder 4 %
Schweiz 6 %
Belgien 7 %
USA 11 %
Deutschland 57 %
Großbritannien 12 %

Die Hannover Rück trägt der zunehmenden Bedeutung des Deutschen Corporate Governance-Kodex durch eine detaillierte Corporate Governance-Sektion auf den Investor Relations-Internetseiten Rechnung. Hier stehen sämtliche Informationen gem. § 161 Aktiengesetz zur Verfügung. Darüber hinaus setzen wir bereits im laufenden Geschäftsjahr die vom Corporate Governance-Kodex empfohlenen Fristen der Finanz-Berichterstattung vollständig um: der Konzernabschluss wird innerhalb von 90 Tagen nach Ende des Geschäftsjahres und die Zwischenberichte werden innerhalb von 45 Tagen nach Ende des Berichtszeitraumes veröffentlicht.

Aktionärsstruktur nach natürlichen/juristischen Personen (in % vom Streubesitz)


Natürliche Personen 16 %
Juristische Personen 84 %

Der Deutsche Corporate Governance-Kodex sieht außerdem eine am Unternehmenserfolg ausgerichtete, variable Vergütung der Führungskräfte vor. Dieser Maßgabe werden wir durch unseren bereits im Jahr 2000 eingeführten virtuellen Aktienoptionsplan für unseren weltweiten Konzern-Führungskreis gerecht.

So sehen uns die Analysten

Die Hannover Rück ist für uns der qualitativ hochwertigste Rückversicherer innerhalb unseres Betrachtungshorizonts. Das Unternehmen ist unseres Erachtens das einzige, das diszipliniertes Zyklusmanagement betreibt und auch Ergebnisse vorzuweisen hat, die dies belegen. (...) Von allen Unternehmen, die wir analysieren, ist die Hannover Rück der einzige Rückversicherer, der während der letzten zehn Jahre in seinem Kerngeschäft kein Kapital vernichtet hat.

Brian Shea
Merrill Lynch, London
März 2004

Hannover Rück hat den „harten Markt" in der Nichtleben-Rückversicherung durch flexibles Zyklusmanagement aggressiver als die Konkurrenz genutzt (...) Das Longtail-Geschäft wurde überproportional ausgebaut, und das Unternehmen betreibt eine konservative Rückstellungspolitik. Die Früchte aus dem in der gegenwärtigen Marktphase gezeichneten Geschäft werden deshalb voraussichtlich erst sukzessive über mehrere Jahre geerntet.

Thorsten Wenzel
DZ Bank, Frankfurt
Januar 2004

Analystenbewertungen der Hannover Rück-Aktie


5
4
3
2
1
0
4,00
3,63
4,31
4,03
1. Quartal
2. Quartal
3. Quartal
4. Quartal
Verkaufen
Untergewichten
Halten
Übergewichten
Kaufen

Die Hannover Rück hat gezeigt, dass sie der versierteste europäische Rückversicherer im Zyklusmanagement ist – indem sie im weichen Markt das Portfolio reduziert und im harten Markt aggressiv expandiert. Der gegenwärtige harte Markt bildet dabei keine Ausnahme, da die Hannover Rück sich anschickt, Teil der „big league" in der Rückversicherungsbranche zu werden. Im Gegensatz zu den meisten Wettbewerbern konnte das Unternehmen sein IFS-Rating im AA- Bereich erhalten – eine Anerkennung für das gute Management seiner stringenten Kapitalbasis.

Paul O'Sullivan
ABN Amro, London
Januar 2004

Hannover Rück nutzt den gegenwärtigen „harten" Rückversicherungsmarkt, um die Zeichnungsdisziplin zu stärken (das so genannte „More from less"-Programm), während sie gleichzeitig einen vorsichtigen Ansatz beim Reservieren verfolgt. Dies zahlt sich nun bei den Ergebnissen des Unternehmens durch eine verbesserte kombinierte Schaden-/Kostenquote aus (...). Der Vorstand scheint das Versprechen zu erfüllen, die Rückversicherungsforderungen bis Ende 2005 um 30 % zu reduzieren (...). Zusammen mit der starken Gewinnentwicklung erfüllt Hannover Rück schnell den mit S&P vereinbarten Plan, um den negativen Ausblick im AA-Rating aufzuheben.

Gerald Farr, Michael Huttner
J. P. Morgan, London
November 2003

Bewertung	Anzahl	1. Quartal	2. Quartal	3. Quartal	4. Quartal
Kaufen	63	9	12	22	20
Übergewichten	10	3	7	–	–
Halten	24	7	6	4	7
Untergewichten	4	1	3	–	–
Verkaufen	11	–	4	3	4
Summe	112	20	32	29	31

Angaben zur Aktie

In EUR	2003	2002	2001	2000	1999	1998
Ergebnis je Aktie (verwässert)	3,24	2,75	0,11	4,13	2,29	1,94
Ausschüttung je Aktie	0,95	0,85	–	0,77 [1]	0,68	0,65
Körperschaftsteuergutschrift	–	–	–	0,36	0,29	0,08
Bruttoausschüttung	0,95	0,85	–	1,21 [2]	0,97	0,73

1) Auf jede für das Jahr 2000 voll eingezahlte Stückaktie
2) Inkl. Bonus von 0,08 EUR
Wirtschaftliche Betrachtung: Zur Notwendigkeit der Anwendung der „As-if-pooling"-Methode nach US GAAP vgl. Lagebericht S. 19 f.

International Securities Identification Number (ISIN):	DE 000 840 221 5
Börsenkürzel:	Aktie: Investdata: HNR1 Bloomberg: HNR1 GY Reuters: HNRGn.DE HNRGn.F ADR: HVRRY
Börsenplätze:	Deutschland Notiert an allen deutschen Wertpapierbörsen und Xetra; Frankfurt und Hannover im amtlichen Handel USA American Depositary Receipts (Level 1 ADR-Programm), OTC (over-the-counter market)
Aktiengattung:	Namens-Stammaktien, nennwertlos
Erste Notierung:	30. November 1994
Aktionärsstruktur zum 31. Dezember 2003:	71,8 % Talanx AG (seit 18. Februar 2004: 51,2 %) 28,2 % Streubesitz (seit 18. Februar 2004: 48,8 %)
Kapitalmaßnahme vom 12. Juni 2003:	Erhöhung des Grundkapitals durch Barkapitalerhöhung gegen Ausgabe von 9.716.392 neuen Aktien sowie durch Sachkapitalerhöhung gegen Ausgabe von 13.716.814 neuen Aktien an die Talanx AG gegen Geschäftsanteile der HDI Re (Ireland) Ltd. (mit wirtschaftlicher Wirkung vom 1. Juli 2003)
Grundkapital zum 31. Dezember 2003:	120.597.134,00 EUR
Zahl der Aktien zum 31. Dezember 2003:	120.597.134 auf den Namen lautende Stückaktien
Marktkapitalisierung zum 31. Dezember 2003:	3.342,95 Mio. EUR
Höchstkurs am 9. Dezember 2003:	28,30 EUR
Tiefstkurs am 12. März 2003:	17,47 EUR
Hauptversammlung:	2. Juni 2004, 10.30 Uhr Hannover Congress Centrum Kuppelsaal Theodor-Heuss-Platz 1–3 30175 Hannover

STRATEGIE
und Selbstverständnis

Wir folgen drei Maximen, aus denen sich alles Weitere ableitet:

Überdurchschnittliche Profitabilität: Das heißt für uns, dass wir einer der drei profitabelsten Rückversicherer weltweit sein wollen in puncto Eigenkapitalrendite und jährlichen Wachstums des Ergebnisses je Aktie.

Optimale Diversifizierung: Wir wollen maximale Gewinne mit unserem vorhandenen Eigenkapital erzielen, indem wir das Kapital flexibel in den Geschäftsfeldern, Regionen und Sparten einsetzen, die jeweils den höchsten Gewinn erwarten lassen.

Wirtschaftliche Eigenständigkeit: Das bedeutet für uns, dass wir das Wachstum mit selbst erwirtschafteten Gewinnen finanzieren und Schieflagen vermeiden, die Zuschüsse der Aktionäre erfordern würden.

Strategische Ziele

1. Gewinnziel
   - Eigenkapitalrendite mindestens 750 Basispunkte über risikofreiem Zins
   - Jährlich zweistelliges Wachstum von
     - operativem Ergebnis (EBIT)
     - Gewinn je Aktie
     - operativer Wertschöpfung (IVC)

2. Kapitalmanagement
   - Ziel ist ein Standard & Poor's-Rating in der Kategorie AA (A.M. Best: A)
   - Fremdkapital vor Eigenkapital, um Kapitalkosten möglichst gering zu halten
   - Optimaler Einsatz von Kapitalsubstituten (Risikoverbriefungen und Retrozessionen)

3. Aktienkurs
   - Kursentwicklung im gleitenden Drei-Jahres-Durchschnitt über der Performance des ungewichteten „Reactions" Welt-Rückversicherungs-Index. Daraus folgen
     - nachhaltige Steigerung des Investments der Aktionäre
     - möglichst geringe Kosten der Eigenkapitalbeschaffung

Gewinn je Aktie

in EUR



4
3
2
1
0
0,57
0,63
0,81
0,89
0,92
1,01
1,04
1,15
1,94
2,14
2,29
2,35
4,13
2,37
0,11
2,61
2,75
3,03
3,24
1994[1]
1995[1]
1996[1]
1997[1]
1998[2]
1999[2]
2000[3]
2001[2]
2002[2]
2003[3]
Zielwert
Ist

[1] *DVFA-Ermittlungsschema (ohne Bereinigung von Abschreibungen auf Firmenwerte)*
[2] *Gewinn je Aktie nach US GAAP (Alle Werte angepasst an Aktiensplit im Verhältnis 1:3 vom 15. Juli 2002)*
[3] *Wirtschaftliche Betrachtung: Zur Notwendigkeit der Anwendung der „As-if-pooling"-Methode nach US GAAP vgl. Lagebericht S. 19 f.*

Strategische Grundsätze

4. Investitionen
   - Priorität für Investitionen zur Erreichung eines optimal diversifizierten Portefeuilles

5. Wachstum
   - Organisches Wachstum vor Zukäufen
   - Zukäufe nur, wenn sie mehr als Volumenzuwachs bedeuten

6. Kapitalanlagen
   - Erzielung eines optimalen Deckungsbeitrags unter Risiko-/Renditegesichtspunkten
   - Kontinuierliche dynamische Finanzanalyse zum optimalen Asset-/Liability-Management

7. Organisation und Infrastruktur
   - An den Geschäftsprozessen orientierte, effektive und effiziente Organisation
   - Investitionspriorität für Informationsmanagement als zunehmend bedeutendem Wettbewerbsfaktor
   - Internen und externen Berichtsanforderungen entsprechendes und die Geschäftsprozesse unterstützendes Rechnungswesen

8. Personalpolitik
   - Attraktive Arbeitsplätze für ambitionierte, an Leistung und an den Unternehmenszielen orientierte Mitarbeiter
   - Kontinuierliche Förderung der Qualifikation und Motivation
   - Förderung von unternehmerischem Denken durch größtmögliche Delegation von Aufgaben, Befugnissen und Verantwortung

9. Risikomanagement
   - Laufende Beobachtung aller Risiken, die den Fortbestand des Konzerns oder einzelner Teile gefährden könnten

Strategische Handlungsfelder

10. Performance Excellence
   - Kontinuierliche Verbesserung von Führung, Konkretisierung und Kommunikation der Geschäftspolitik, der Mitarbeiterqualität, sowie des Ressourcen- und Prozessmanagements
   - Erzielung von optimalen Ergebnissen bei Mitarbeiter- und Kundenzufriedenheit sowie bei den Geschäftsergebnissen

Eigenkapitalrendite nach Steuern


in %
20
15
10
5
0
14,8
18,5
14,3
16,4
13,9
15,8
13,5
16
13,0
17,1
13,5
26,0
12,6
0,7
12,3
15,7
12,2
17,1
1995[1]
1996[1]
1997[1]
1998[2]
1999[2]
2000[2]
2001[2]
2002[2]
2003[3]
Minimum
Ist

1) HGB-Basis
2) US GAAP-Basis
Zielwert: 750 Basispunkte über der Fünf-Jahres-Durchschnittsrendite 10-jähriger Staatsanleihen
3) Wirtschaftliche Betrachtung: Zur Notwendigkeit der Anwendung der „As-if-pooling"-Methode nach US GAAP vgl. Lagebericht S. 19 f.

DER HANNOVER RÜCK-KONZERN

Weltweit präsent

Europa

Hannover Rückversicherung AG
Hannover, Deutschland

E+S Rückversicherungs-AG
Hannover, Deutschland
(55,8 %)

Nordamerika

Hannover Rückversicherung AG
Canadian Branch - Chief Agency
Toronto, Kanada

Hannover Rückversicherung AG
Canadian Branch - Facultative Office
Toronto, Kanada

Clarendon Insurance
Group, Inc.
New York, USA
(100,0 %)

Insurance Corporation
of Hannover
Itasca/Chicago, USA

Hannover Re
Advanced Solutions
US Representative Office
Itasca/Chicago, USA

Hannover Life Reassurance
Company of America
Orlando, USA
(100,0 %)

Hannover Re (Bermuda) Ltd.
Hamilton, Bermuda
(100,0 %)

Hannover Services
(México) S.A. de C.V.
Mexiko-Stadt, Mexiko
(100,0 %)



Afrika

Hannover Life
Reassurance Africa Limited
Johannesburg, Südafrika
(100,0 %)

Hannover Reinsurance
Africa Limited
Johannesburg, Südafrika
(100,0 %)

Prozent-Angaben = Anteil am Kapital
Die Adressen unserer Standorte
finden Sie auf den Seiten 130 bis 132

E+S Reinsurance (Ireland) Ltd.
Dublin, Irland
(55,78 %)

Hannover Life Reassurance (Ireland) Limited
Dublin, Irland
(100,0 %)

Hannover Reinsurance (Dublin) Ltd.
Dublin, Irland
(100,0 %)

Hannover Reinsurance (Ireland) Ltd.
Dublin, Irland
(100,0 %)

Hannover Re Advanced Solutions Limited
Dublin, Irland
(85,26 %)

International Insurance Company of Hannover Ltd.
Virginia Water/London,
Großbritannien
(100,0 %)

Hannover Services (UK) Ltd.
Virginia Water/London,
Großbritannien
(100,0 %)

Hannover Life Reassurance (UK) Limited
Virginia Water/London,
Großbritannien
(100,0 %)

Hannover Rückversicherung AG Stockholm Branch
Stockholm, Schweden

International Insurance Company of Hannover Ltd. Scandinavian Branch
Stockholm, Schweden

Hannover Re Gestion de Réassurance France S.A.
Paris, Frankreich
(100,0 %)

Hannover Re Services Italy Srl
Mailand, Italien
(99,6 %)

HR Hannover Re, Correduría de Reaseguros, S.A.
Madrid, Spanien
(100,0 %)



Asien

Hannover Rückversicherung AG Seoul Representative Office
Seoul, Korea

Hannover Re Services Japan KK
Tokio, Japan
(100,0 %)

Hannover Rückversicherung AG Shanghai Representative Office
Shanghai, China

Hannover Rückversicherung AG Taipei Representative Office
Taipeh, Taiwan

Hannover Rückversicherung AG Hong Kong Branch
Hong Kong, China

Hannover Rückversicherung AG Malaysian Branch
Kuala Lumpur, Malaysia

Australien

Hannover Rückversicherung AG Australian Branch - Chief Agency
Sydney, Australien

Hannover Life Re of Australasia Ltd
Sydney, Australien
(77,89 %)

Wirtschaftliches Umfeld

Im Berichtsjahr erste Anzeichen für Konjunkturaufschwung in Deutschland ausgemacht

Die wirtschaftliche Lage war im Jahr 2003 zunächst weltweit von großen Unsicherheiten geprägt. Nach der wirtschaftlichen Stagnation während des ersten Halbjahres – ausgelöst durch den stark gestiegenen Ölpreis, den Irak-Krieg, die Lungenkrankheit Sars und die Angst vor neuen Terroranschlägen – setzte im Verlauf des Jahres eine allmähliche konjunkturelle Erholung ein. Nach den Jahren der Aktien-Baisse beflügelte diese Entwicklung auch die Kapitalmärkte. Vom dritten Quartal an verbesserte sich das Weltwirtschaftsklima, wenn auch zunächst nur zögerlich. Entscheidend hierfür war einmal der expansiv ausgerichtete Kurs der Wirtschaftspolitik und hier insbesondere der Geldpolitik. Durch die Konsolidierungsanstrengungen im Bankensektor und durch steigende Kursgewinne an den Börsen verbesserten sich die Finanzierungsbedingungen der Unternehmen.

Die USA erwiesen sich nach anfänglicher Schwäche im Berichtsjahr als Wachstumsmotor, nicht zuletzt dank des Steuersenkungsprogramms der Bush-Administration. Dies hatte einen erheblichen Anstieg der gesamtwirtschaftlichen Produktion, der Exporte und des privaten Konsums zur Folge. Allerdings führten die Steuersenkungen auch zu einer deutlich höheren amerikanischen Staatsverschuldung.

Auch im Euroraum kam die Konjunktur in der zweiten Jahreshälfte in Fahrt, wenn auch sehr verhalten. Bei insgesamt noch schwacher Binnennachfrage zogen die Exporte spürbar an. In Deutschland stagnierte die Konjunktur zunächst. Zwar war auch hier die gesamtwirtschaftliche Produktion seit der Jahresmitte leicht aufwärts gerichtet, aber in den beiden ersten Quartalen des Jahres 2003 war die Produktion so gesunken, dass sich über das Gesamtjahr lediglich ein Nullwachstum ergab. Auch der private Konsum konnte das Vorjahresvolumen nicht ganz erreichen. Jedoch zeigten sich gegen Ende des Berichtsjahres erste Anzeichen für einen konjunkturellen Aufschwung. Der Export hat nach einem schwachen ersten Halbjahr in der zweiten Jahreshälfte deutlich an Fahrt gewonnen. Zum Ende des Jahres setzte dann ein konjunktureller Erholungsprozess ein. Trotz Euro-Aufwertung nahm der Optimismus auch der exportorientierten Unternehmen zu.

Für die Versicherungswirtschaft gestaltete sich das Berichtsjahr erfreulicher als das Jahr 2002. Nachdem das Vorjahr für die Schaden- und Unfall-Erstversicherung auf Grund der hohen Elementarschadenlast schlecht verlief, verbesserten sich die Ergebnisse 2003 deutlich. In der Schaden-Rückversicherung hielt der so genannte harte Markt mit guten Bedingungen für die Rückversicherung weiter an. Nach wie vor waren Raten und Konditionen äußerst attraktiv und zogen – insbesondere in den länger abwickelnden Haftpflichtsparten – weiter an.

Das Berichtsjahr war wiederum durch zahlreiche Elementarschäden geprägt. Obwohl die Anzahl der Naturkatastrophen mit rund 700 erfassten Ereignissen auf Vorjahreshöhe lag, haben sich sowohl die volkswirtschaftlichen Schäden als auch die versicherten Schäden erhöht. Ein Drittel der Schadenereignisse entfiel auf Stürme und Unwetter; allerdings machten diese 75 % der versicherten Naturkatastrophenschäden aus. Allein die Tornadoserie vom Mai 2003 im Mittleren Westen der USA kostete die Versicherer mehr als 3 Mrd. USD. Im dritten Quartal waren mit den Hurrikanen „Isabel" und „Fabian" zwei weitere Großschäden zu verzeichnen. Zu den Naturkatastrophenschäden kamen im Jahr 2003 noch Ereignisse wie die Stromausfälle in den USA, Großbritannien und Italien, die jedoch im Schadenausmaß nicht mit den Folgen der Naturkatastrophen vergleichbar waren.

Die Personenversicherung erwies sich sowohl für die Erst- als auch für die Rückversicherung weiterhin als stabiler Pfeiler der weltweiten Versicherungsbranche. Gleichwohl hatte die deutsche Versicherungsbranche mit der Schieflage eines mittelgroßen Versicherers, dessen Vertragsbestände an die Auffanggesellschaft Protektor

Lebensversicherungs-AG übertragen werden konnten, eine Bewährungsprobe zu bestehen. In der Lebens-(Rück)versicherung stieg auf Grund der demografischen Entwicklung in den meisten Versicherungsmärkten die Nachfrage nach Produkten der individuellen Hinterbliebenen- und Altersvorsorge weiter an.

„As-if-pooling"-Methode

Im Rahmen unserer Kapitalerhöhung vom 12. Juni 2003 hat unser Mehrheitsaktionär Talanx AG seine Anteile an der Hannover Reinsurance (Dublin) Ltd. – ehemals HDI Reinsurance (Ireland) Ltd. – als Sacheinlage gegen Ausgabe von 13.716.814 neuen Aktien im Wert von 310 Mio. EUR zum 1. Juli 2003 in die Hannover Rück-Gruppe eingebracht.

Als Erstkonsolidierungszeitpunkt für die übertragene Gesellschaft wurde das Datum der wirtschaftlichen Wirksamkeit dieser Transaktion (1. Juli 2003) zu Grunde gelegt. Die Konsolidierung erfolgte somit erstmals im Quartalsabschluss zum 30. September 2003 mit Wirkung vom 1. Juli 2003. Dieses Vorgehen wurde im Rahmen der prüferischen Durchsicht (Review) des Konzernabschlusses zum dritten Quartal mit unseren Wirtschaftsprüfern abgesprochen.

Im weiteren Verlauf des Jahres wurde deutlich, dass nach US GAAP bei dieser Transaktion die „As-if-pooling"-Bilanzierungsmethode anzuwenden ist, da die Talanx AG als Muttergesellschaft der Hannover Rück und der Hannover Reinsurance (Dublin) Ltd. formell eine „gemeinsame Beherrschung" (Common Control) über beide Unternehmen ausübte.

„As-if-pooling" ist ein Spezialfall der US GAAP (SFAS 141 App. D 11–18), welcher nur in Transaktionen zwischen Gesellschaften Anwendung findet, die unter gemeinsamer Beherrschung stehen. Als wichtigste Konsequenz muss die Hannover Reinsurance (Dublin) Ltd. behandelt werden, als sei sie seit Beginn des Geschäftsjahres, in dem die Transaktion stattgefunden hat, bereits Teil der Hannover Rück-Gruppe gewesen. Die Vergleichszahlen der Vorperiode müssen entsprechend dieser veränderten Sichtweise angepasst werden – die Hannover Reinsurance (Dublin) Ltd. muss also auch hier einbezogen werden –, um die Vergleichbarkeit der verschiedenen Perioden zu gewährleisten. Da die „As-if-pooling"-Methode die formelle Umsetzung der US GAAP-Anforderung darstellt, bezieht sich das Testat unserer Wirtschaftsprüfer auf diese Zahlenbasis. Wir verweisen hier auf unsere Ausführungen im Anhang dieses Geschäftsberichts.

Anwendung der „As-if-pooling"-Methode als Konsequenz der Kapitalerhöhung (Sacheinlage)

Aus Sicht des Unternehmens spiegelt die „As-if-pooling"-Methode jedoch die wirtschaftliche Situation der Hannover Rück-Gruppe im Berichtsjahr und der Vorperiode nicht realistisch wider. Sie führt dazu, dass Teile der Kapitalerhöhung, die die Hannover Rückversicherung AG zum 1. Juli 2003 erhalten hat, nicht als Eigenkapital, sondern als Gewinn auszuweisen sind. Dies verzerrt unseres Erachtens die Darstellung der Ertragskraft unseres Unternehmens.

Basierend auf diesen Überlegungen publizieren wir zwar die „As-if-pooling"-Zahlen im Konzernabschluss und Anhang, allerdings erfolgt die Diskussion im Lagebericht für das Vorjahr ausschließlich auf Basis der historisch veröffentlichten Zahlen und für das Berichtsjahr basierend auf den Zahlen, die den Einbezug der Hannover Reinsurance (Dublin) Ltd. in die Gruppe zu Buchwerten am 1. Juli 2003 reflektieren. Dies ist unserer Meinung nach die beste Art, die tatsächliche ökonomische Wirkung dieser Transaktion abzubilden. Sie entspricht darüber hinaus den bisherigen Quartalsabschlüssen und den veröffentlichten Ergebniserwartungen.

Auswirkungen der „As-if-pooling"-Bilanzierungsmethode auf die Gewinn- und Verlustrechnung und das Eigenkapital der Hannover Rück-Gruppe

	1.1.–31.12.2003		
in Mio. EUR	Wirtschaftliche Betrachtung	US GAAP („As-if-pooling"-Methode)	Differenz
Gewinn- und Verlustrechnung			
Gebuchte Bruttoprämien	11 342,9	11 588,1	245,2
Verdiente Nettoprämien	8 155,6	8 256,4	100,8
Operatives Ergebnis (EBIT)	732,1	803,2	71,1
Jahresüberschuss	354,8	418,3	63,5
Gewinn je Aktie in EUR	3,24	3,60	0,36
Eigenkapital			
Gezeichnetes Kapital	120,6	120,6	–
Kapitalrücklagen	764,2	724,6	-39,6
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile	-217,6	-202,8	14,8
Gewinnrücklagen	1 737,5	1 762,3	24,8
Summe Eigenkapital	2 404,7	2 404,7	–

Geschäftsverlauf

Bestes operatives Ergebnis in der Firmengeschichte

Wir können auf ein sehr erfolgreiches Berichtsjahr zurückblicken: Mit 732,1 Mio. EUR haben wir das beste operative Ergebnis der Unternehmensgeschichte erzielt (Vj. 470,9 Mio. EUR). Auch der Jahresüberschuss von 354,8 Mio. EUR stellt eine deutliche Steigerung zum Vorjahr dar (267,2 Mio. EUR). Der Gewinn je Aktie beträgt 3,24 EUR (2,75 EUR). Zu diesen sehr erfreulichen Ergebnissen trugen alle vier Geschäftsfelder der Hannover Rück bei.

Die Bruttoprämie reduzierte sich im selben Zeitraum gegenüber dem Vorjahr um 9,0 % auf 11,3 Mrd. EUR (12,5 Mrd. EUR). Bei konstanten Wechselkursen, insbesondere ohne die Aufwertung des Euro gegenüber dem US-Dollar, wäre die Bruttoprämie jedoch um 1,9 % gestiegen.

Der „harte Markt" in der Schaden-Rückversicherung blieb auch im Berichtsjahr über fast alle Sparten und Regionen erhalten. Auf Grund der Neustrukturierung der Geschäftsbeziehung mit den HDI-Gesellschaften und der Stärke des Euro reduzierte sich die Bruttoprämie zwar um 20,5 % (bereinigt um Wechselkurseinflüsse: -13,9 %) gegenüber dem Vorjahr, die Nettoprämie blieb jedoch konstant. Das Ergebnis nach Steuern konnten wir gegenüber dem Vorjahr um 8,3 % steigern.

In der Personen-Rückversicherung reduzierte sich die Bruttoprämie um 7,9 %, währungskursbereinigt stieg diese jedoch um 2,2 %; die Nettoprämie reduzierte sich um 9,6 %. Die Erträge in der Personen-Rückversicherung entwickelten sich ebenfalls erfreulich; mit 3,2 % (2,3 %) operativer Umsatzrendite kommen wir unserem mittelfristigen Ziel von 5,0 % wieder ein Stück näher.

Ein Wachstumsträger innerhalb der Hannover Rück-Gruppe war im Berichtsjahr die Finanz-Rückversicherung, deren Bruttoprämie um 31,4 % bzw. währungskursbereinigt sogar um 48,5 % zulegte. Dabei ist aber zu berücksichtigen, dass dieses Wachstum u. a. durch die Erstkonsolidierung der HDI Reinsurance (Ireland) Ltd. unterstützt wurde. Die verdiente Nettoprämie stieg um 29,1 %, der Jahresüberschuss um 149,6 %.

Eigenkapitalrendite

in %


40
30
20
10
0
19,3
11,3
37,6
18,0
24,8
15,9
33,8
14,0
23,9
17,1
16,8
26,0
1,8
0,7
23,4
15,7
30,0
17,1
1995*
1996*
1997*
1998*
1999
2000
2001
2002
2003

Jahresüberschuss *Vorsteuergewinn***

** Eigenkapitalrendite gemäß HGB>*
*** nach Minderheitsanteilen*

Auch das Programmgeschäft trug seinen Teil zum guten Konzernergebnis bei: Die Bruttoprämie reduzierte sich zwar um 3,0 %, währungskursbereinigt stieg sie jedoch um 15,4 %. Im Zuge der Umstellung auf das zeichnungsorientierte Modell legte auch die Nettoprämie überdurchschnittlich um 38,8 % auf 1,2 Mrd. EUR zu. Damit betrug die Selbstbehaltsquote 46,4 % (37,8 %).

Die ordentlichen Kapitalanlageerträge reduzierten sich im Berichtsjahr um 2,3 % auf 1.094,0 Mio. EUR (1.119,6 Mio. EUR). Wir konnten wiederum von den vergleichsweise hohen Zinsen auf unsere Prämiendepots profitieren, mussten jedoch Abschreibungen auf Aktien in Höhe von 65,3 Mio. EUR verkraften, davon 46,0 Mio. EUR im ersten Quartal. Insgesamt fielen die Abschreibungen auf Kapitalanlagen jedoch um fast 100 Mio. EUR niedriger aus als im Vorjahr. Das außerordentliche Kapitalanlageergebnis war nahezu ausgeglichen. In der Summe konnte das Netto-Kapitalanlageergebnis somit um 15,4 % auf 1.071,5 Mio. EUR zulegen (928,4 Mio. EUR). Im Zuge des sich erholenden Kapitalmarktes haben wir unsere Aktienquote schrittweise wieder auf 6,5 % (5,7 %) zum Ende des Berichtsjahres erhöht.

Im Berichtsjahr haben wir bedeutsame Weichenstellungen vorgenommen: Das Geschäft mit den HDI-Gesellschaften wurde neu strukturiert. Seit dem 1. Januar 2003 platzieren wir nicht mehr das gesamte Rückversicherungsvolumen des HDI im Markt, sondern agieren lediglich als der präferierte Rückversicherer. Damit haben wir zwar weiterhin bevorzugten Zugang zu dem für uns interessanten Geschäft der Gruppe, können jedoch unsere Bilanz um einen wesentlichen Teil an retrozediertem Geschäft entlasten, indem wir nur noch den Anteil des Rückversicherungsgeschäfts der HDI-Gesellschaften übernehmen, den wir auch im Selbstbehalt tragen möchten. Darüber hinaus haben wir im Berichtsjahr unser Portefeuille unter dem Aspekt der langfristigen Profitabilität optimiert und vereinzelt auch Zeichnungen reduziert. Diese Initiative – sie trägt in der Hannover Rück den Namen „More from less" – werden wir auch im Jahr 2004 weiterführen.

Stärkung des Eigenkapitals durch kombinierte Bar- und Sachkapitalerhöhung im Juni

Nicht zuletzt haben wir durch eine kombinierte Bar- und Sachkapitalerhöhung im Juni des Berichtsjahres unser Eigenkapital um 530 Mio. EUR gestärkt; gekürzt um den Barwert zukünftiger Gewinne (PVFP) von 116,4 Mio. EUR, erhöhte sich unser Kapital um 413,2 Mio. EUR. Die Ausgabe von 9,7 Mio. neuen Aktien im Zuge der Barkapitalerhöhung hatte außerdem eine Ausweitung des Streubesitzes um rund 40 % zur Folge, was dazu führte, dass die Liquidität der Aktie wesentlich verbessert wurde. Im Zuge der Sachkapitalerhöhung erhielt die Hannover Rück die Hannover Reinsurance (Dublin) Ltd. – die ehemalige HDI Re (Ireland) Ltd. – gegen Ausgabe von 13,7 Mio. neuen Aktien. Dank der hohen Profitabilität dieser Gesellschaft führte die Kapitalerhöhung für unsere Aktionäre nur zu einer minimalen Verwässerung der Aktien.


WIR ARBEITEN IN
WACHSTUMSFELDERN – DAMIT
AUCH UNSERE PROFITABILITÄT
WEITER WÄCHST



Wer hätte vor 118 Jahren eine solche Entwicklung vorausgesagt? Von einem im Jahre 1886 in Deutschland auf reiche Kunden und wenige Fahrzeuge begrenzten Markt hat sich der Automobilsektor im Jahr 2003 auf weltweit fast 59 Mio. Neuwagen gesteigert. Mit der Entwicklung dieses Marktes verändern sich auch die Herausforderungen für die Schaden-Rückversicherung. Und auf diese versuchen wir jeden Tag, die richtigen Antworten für unsere Zedenten zu finden.

Unsere Geschäftsfelder

Wir betreiben insgesamt vier strategische Geschäftsfelder. Neben den erläuternden Kommentaren in diesem Lagebericht findet sich in der Segmentberichterstattung eine Darstellung der Ergebniskomponenten pro Geschäftsfeld und eine Zuordnung der wesentlichen Aktiv- und Passivpositionen zu unseren Segmenten.

Bruttoprämie pro Geschäftsfeld


Schaden-Rückversicherung 42 %
Finanz-Rückversicherung 15 %
Personen-Rückversicherung 20 %
Programmgeschäft 23 %

Bruttoprämie nach Ländern


Afrika 2 %
Asien 3 %
Lateinamerika 1 %
Australien 3 %
Nordamerika 55 %
Deutschland 16 %
Restliches Europa 20 %

Schaden-Rückversicherung

Raten- und Konditionsverbesserungen in fast allen Sparten

Im Berichtsjahr konnte sich der „harte Markt" in der Schaden-Rückversicherung weiter behaupten. Raten und Konditionen verbesserten sich erneut in fast allen Sparten. In den wenigen Fällen, in denen eine Stagnation oder sogar ein Rückgang zu verzeichnen war, geschah dies auf einem sehr hohen Prämienniveau. Vor allem die länger abwickelnden Haftpflichtsparten erfuhren noch – teilweise sogar starke – Ratenerhöhungen, wobei die Prämien in den Sachsparten wohl eher am oberen Ende des Zyklus angekommen waren und sich dort stabilisierten.

Wir konnten im Berichtsjahr wiederum in vollem Umfang von der zyklischen Natur der Schaden-Rückversicherung profitieren. Wie schon im Vorjahr haben wir unsere Zeichnungen nach strikten Profitabilitätskriterien gesteuert und verstärkt lang abwickelndes Haftpflichtgeschäft in unser Portefeuille genommen. Im Zuge unserer „More from less"-Initiative haben wir unterdurchschnittlich profitables Geschäft aufgegeben und uns auf die attraktivsten Segmente konzentriert. Dennoch konnten wir unser Nettoprämienvolumen – währungskursbereinigt – deutlich ausweiten und im harten Markt wiederum wachsen.

Die gebuchte Bruttoprämie in der Schaden-Rückversicherung reduzierte sich im Berichtsjahr zwar um 20,5 % auf 4,8 Mrd. EUR (6,0 Mrd. EUR). Dies liegt allerdings teilweise am starken Kursanstieg des Euro, insbesondere im Vergleich zum US-Dollar; bei konstanten Wechselkursen hätte der Rückgang nur 13,9 % betragen. Der Anteil der Schaden-Rückversicherung am gesamten Bruttoprämienvolumen lag 2003 bei 42,2 % (48,3 %).

Die Nettoprämie blieb mit 3,5 Mrd. EUR konstant. Dies entspricht einer deutlich erhöhten Selbstbehaltsquote von 72,2 % (62,7 %). Die erfreuliche kombinierte Schaden-/Kostenquote zeugt von der Qualität unseres Geschäfts. Sie lag mit 96,0 % noch um 0,3 Prozentpunkte niedriger als die sehr guten 96,3 % des Vorjahrs, trotz eines höheren Anteils an länger abwickelndem Geschäft in unserem Portefeuille und unserer unverändert konservativen Reservierungspolitik.

Nach wie vor zeichnen wir bevorzugt nichtproportionales Geschäft, bei dem wir – anders als in der proportionalen Rückversicherung – die vollständige Kontrolle über die Preisgestaltung der Verträge behalten. Im Berichtsjahr konnten

wir den Anteil nichtproportionaler Verträge an unserem Schaden-Rückversicherungsportefeuille über alle Sparten und Länder auf 81 % (69,8 %) erhöhen.

Nach den schweren Flutkatastrophen in Europa im Vorjahr war im Berichtsjahr eine deutlich geringere Großschadenbelastung zu verzeichnen. Diese lag weit unter dem langjährigen Durchschnitt bei netto 51,5 Mio. EUR (Vj. 182,0 Mio. EUR). Der Großschadenanteil an der Nettoprämie der Schaden-Rückversicherung betrug somit 1,5 % (5,2 %). Der größte zu verzeichnende Schaden war eine Tornadoserie in den USA im Mai mit einer Nettobelastung von 16,3 Mio. EUR für die Hannover Rück.

Geringere Großschadenbelastung im Berichtsjahr

Weder in den Sach- noch in den Haftpflichtsparten mussten wir im Berichtsjahr per Saldo Nachreservierungen vornehmen. Dies haben interne und externe Überprüfungen der Schadenrückstellungen bestätigt.

Einer unserer Geschäftsgrundsätze besagt, dass wir uns der Retrozession als Mittel der Risikostreuung bedienen. Durch die bisherige Platzierung des HDI-Geschäfts und unser Standbein im Programmgeschäft weisen wir in unserer Bilanz gegenüber anderen Rückversicherern relativ hohe Forderungen aus. Wir sind dabei, diese Position um ein Drittel gegenüber dem 31. Dezember 2002 zu reduzieren. Zum Jahresende haben wir bereits eine Reduktion von 28,9 %, auf 4,4 Mrd. EUR (6,2 Mrd. EUR) verwirklichen können. Die Qualität unserer Retrozessionäre steht nach wie vor außer Frage. 94,3 % der Gesellschaften, auf die sich unsere Retrozessionsforderungen beziehen, werden von Standard & Poor's mit einem Rating von „BBB" oder besser eingestuft. Signifikante Ausfälle hatten wir weder in der Vergangenheit noch zeichnen sie sich zukünftig ab.

Zusammensetzung der Bruttoprämien nach Sparten


Sonstige
3 %
Kredit/Kaution
6 %
Haftpflicht
36 %
Transport/
Luftfahrt
20 %
Sach
35 %

Vor diesem Hintergrund sind wir mit den Geschäftszahlen der Schaden-Rückversicherung sehr zufrieden. Wir konnten einen versicherungstechnischen Gewinn in Höhe von 141,1 Mio. EUR (130,8 Mio. EUR) realisieren. Darüber hinaus war 2003 auch ein befriedigendes Jahr, was das Kapitalanlageergebnis betrifft; lediglich die außerordentlichen Abschreibungen auf unser Aktien- und Bondportefeuille im ersten Quartal verhinderten eine noch deutlichere Verbesserung gegenüber dem Vorjahr, obwohl die Kapitalmarktzinsen deutlich niedriger ausfielen. Unter dem Strich bedeutete dies ein operatives Rekordergebnis von 465,9 Mio. EUR (305,6 Mio. EUR) – das beste in der Geschichte der Hannover Rück. Nach Steuern erwirtschafteten wir einen Jahresüberschuss von 167,0 Mio. EUR (154,1 Mio. EUR). Somit steuerte das Geschäftsfeld Schaden-Rückversicherung einen Gewinn je Aktie von 1,52 EUR (1,59 EUR) zum Konzernergebnis bei.

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2003	+/- Vorjahr	2002	2001	2000	1999
Gebuchte Bruttoprämien	4 787,1	-20,5 %	6 020,0	4 938,5	3 385,4	2 613,6
Verdiente Nettoprämien	3 500,0	0,1 %	3 502,1	2 989,3	2 524,4	2 068,9
Versicherungstechnisches Ergebnis	141,1	7,9 %	130,8	-481,3	-206,4	-228,5
Operatives Ergebnis (EBIT)	465,9	52,4 %	305,6	-40,6	249,0	255,9
Jahresüberschuss/Fehlbetrag nach Steuern	167,0	8,3 %	154,1	-75,5	266,5	128,0
Ergebnis je Aktie in EUR	1,52	-3,8 %	1,59	-0,75	3,02	1,46
Selbstbehalt	72,2 %		62,7 %	67,8 %	64,0 %	62,0 %
Kombinierte Schaden-/Kostenquote	96,0 %		96,3 %	116,5 %	107,8 %	111,1 %

Deutschland

Nachdem das Geschäft der deutschen Erstversicherer im Jahr 2002 durch außergewöhnliche Naturkatastrophen geprägt war, verlief das Berichtsjahr eher unauffällig und ohne wesentliche Großschäden. Die Erstversicherer konnten somit nach massiven versicherungstechnischen Verlusten in den Jahren 1999 bis 2002 im Durchschnitt wieder einen Gewinn ausweisen. Besonders deutlich fiel hierbei die Markterholung in den Sparten Kraftfahrzeug-Haftpflicht und Feuer-Industrie aus, vor allem auch deshalb, weil verschiedene Gesellschaften ihren Ausstieg aus dem Industriegeschäft vollzogen hatten.

Auskömmliche Raten und Konditionen

Die Rückversicherung befindet sich in Deutschland weiterhin in einem harten Markt mit auskömmlichen Raten und Konditionen. Wir profitierten zudem von den Schwierigkeiten bzw. dem Rückzug einiger Konkurrenten, wodurch die dem Markt zur Verfügung stehende Kapazität zusätzlich verringert wurde. Letztendlich ist es aber der Disziplin auf dem Erstversicherungsmarkt zu verdanken, dass nach einem lang anhaltenden ungesunden Preiswettbewerb in den meisten Sparten wieder versicherungstechnische Gewinne verzeichnet werden.

Bei unserer ausschließlich im deutschen Markt tätigen Tochtergesellschaft, der E+S Rückversicherungs-AG, trägt unsere Politik der Kontinuität Früchte; die E+S Rück wird von unseren Kunden als verlässlicher Partner geschätzt. Die E+S Rück ist heute der drittgrößte Rückversicherer im zweitgrößten Nichtlebens-Rückversicherungsmarkt der Welt und hat ihren Schwerpunkt im Geschäft mit den Versicherungsvereinen auf Gegenseitigkeit.

Wir profitierten von einer positiven Entwicklung im Originalgeschäft sowie der Erhöhung der Raten und Konditionen für Rückversicherung in der für uns wichtigsten Sparte, der Kraftfahrtrückversicherung. Auch das industrielle Feuergeschäft konnte im Berichtsjahr überzeugen. Dank der grundlegenden Sanierung in der Erstversicherung und des Ausbleibens von Großschäden erzielten wir ein positives versicherungstechnisches Ergebnis.

Es kam lediglich zu einem größeren Schadenfall, einem Brand bei einem Großunternehmen der Stahlbranche, mit einem Brutto-Marktschaden von 120 Mio. EUR (netto 90 Mio. EUR). Unser Anteil daran betrug brutto 17 Mio. EUR; dank eigener Rückdeckungen belief sich unser Nettoschaden jedoch lediglich auf 1,6 Mio. EUR.

Im Berichtsjahr haben wir den Anteil des nichtproportionalen Geschäfts in Deutschland weiter erhöht. Außerdem konnten wir auch unsere Prämieneinnahmen signifikant steigern. Dies steht im Einklang mit unserer strategischen Maxime, nur im harten Markt zu wachsen.

Die Sanierung der Erstversicherung im Kredit- und Kautionsgeschäft weltweit, und somit auch in Deutschland, führte zu einer Abkopplung der Ergebnisse vom weiterhin negativen Kreditzyklus. Dies wirkte sich im Berichtsjahr deutlich positiv auf die Rückversicherer aus, die ohne Ausnahme unter enormem Erfolgsdruck standen. Die verbliebenen Marktteilnehmer konnten von dem harten Markt profitieren, der unter anderem auch durch den Rückzug zweier maßgeblicher Anbieter in der Kreditsparte geprägt war. Diese Kapazitätsverknappung wurde im Berichtsjahr nur unzureichend von nachströmenden Gesellschaften, die sich im Markt etablieren wollten, substituiert. In diesem Umfeld konnten wir unseren Marktanteil in der Kredit- und Kautionsrückversicherung in einem Jahr ohne spektakuläre Großschäden und bei reduzierter Grundschadenlast erhöhen. Die Hannover Rück hat damit ihre Position als einer der drei führenden Rückversicherer der Welt in dieser Sparte gefestigt.

Für die Transport- und Luftfahrtrückversicherung war das Berichtsjahr das voraussichtlich letzte Jahr des Deutschen Luftpools: Er wird im Jahr 2004 aufgelöst. Wir haben als Reaktion darauf in den bereits im Berichtsjahr erfolgten Erneuerungen unseren direkten Anteil an der Rückversicherung einzelner Flotten deutscher Fluglinien vergrößert.

Sehr erfreulich ist auch, dass wir zum 1. Januar 2004 einen weiteren Aktionär in den Ge-

sellschafterkreis der E+S Rück aufnehmen konnten. Acht deutsche Versicherungsvereine auf Gegenseitigkeit sind nun E+S Rück-Aktionäre und gleichzeitig auch Zedenten der E+S Rück.

Übriges Europa

Großbritannien/Irland

Auf der Erstversicherungsseite hat der harte Markt mittlerweile seinen Höhepunkt erreicht. Im Kraftfahrtgeschäft ist eine Abflachung der seit zwei Jahren andauernden Ratenerhöhungen zu verzeichnen. In den Sachsparten lagen im Berichtsjahr die Raten und Konditionen auf dem höchsten Niveau seit Jahrzehnten, und ähnliches gilt für den Markt für Berufshaftpflichtdeckungen.

Dieses Bild gilt auch für den Rückversicherungsmarkt, auf dem in fast allen Sparten sehr gute Marktbedingungen herrschen. Raten und Konditionen für nichtproportionales Kraftfahrtgeschäft sind beispielsweise weiter angestiegen, und zwar unabhängig von den auf hohem Niveau stagnierenden Erstversicherungsraten. Ebenso stiegen die Rückversicherungspreise auf breiter Front in den Haftpflichtsparten.

Auch im Berichtsjahr konnten wir unsere Stellung ausbauen. Insbesondere ist hervorzuheben, dass wir im lang abwickelnden Haftpflichtgeschäft ein gefragter Partner sind. Das ist unter anderem unserer herausragenden Security, unserem hervorragenden Rating, aber auch der verringerten Marktkapazität zu verdanken. Somit konnten wir sowohl unsere Position im Sachgeschäft konsolidieren, als auch verstärkt vom harten Markt im Haftpflichtgeschäft profitieren, wo sehr deutlich eine Flucht hin zur Qualität stattfand.

Gefragter Partner auch für lang abwickelndes Haftpflichtgeschäft

Unser im Londoner Markt gezeichnetes Sachgeschäft wurde im Berichtsjahr von der Tornadoserie im mittleren Westen der USA getroffen. Die Schadenbelastung liegt aber mit 16,3 Mio. EUR deutlich innerhalb der langjährigen Großschaden-Durchschnittswerte eines Portefeuilles dieser Größe.

Einen bedeutenden Teil unseres Transport- und Luftfahrtgeschäftes zeichnen wir ebenfalls im Londoner Markt. Obwohl der Wettbewerb gestiegen ist, konnten wir unsere Position behaupten. Unsere Zeichnungspolitik ist unverändert auf nichtproportionales Geschäft für mittlere und obere Deckungsabschnitte ausgerichtet; hier sind wir einer der Marktführer. Obwohl wir unsere Exponierung insbesondere im Luftfahrtbereich teilweise reduziert haben, ist unsere Marktdurchdringung nach wie vor optimal. Auch im Transportgeschäft blicken wir als einer der wichtigsten Anbieter auf ein sehr erfolgreiches Berichtsjahr zurück, in dem in dieser Sparte keine außergewöhnlichen Großschäden zu verzeichnen waren.

Frankreich, Benelux

In einem von langsamem Wachstum geprägten Wirtschaftsklima – Schätzungen für das Wirtschaftswachstum im Berichtsjahr liegen um 0,2 % – können wir auch für das Frankreich-Geschäft über ein gutes Jahr berichten. Als einziger Großschaden ist der Brand einer Produktionsanlage im Dezember 2003 zu nennen, der für uns eine Nettobelastung von 7,8 Mio. EUR bedeutet. Die Überflutungen im Süden Frankreichs, ebenfalls im Dezember 2003, führten für uns zu keiner nennenswerten Belastung. Ein Großteil dieses Marktschadens wurde von der staatlichen Flutversicherung in Frankreich getragen. Die Benelux-Staaten blicken auf einen unauffälligen Verlauf des Berichtsjahres zurück.

2003 erzielten wir in Frankreich ein Wachstum von rund 10 %, mehr als noch zu Jahresanfang erwartet, und zwar in erster Linie im Haftpflichtgeschäft, wo weitere Ratensteigerungen zu beobachten waren, wie auch im Privatunfall- und Feuergeschäft. In der Naturkatastrophenversicherung hingegen stagnierten die Raten und Konditionen.

In Frankreich wurde die Marktkapazität nur marginal vom Ausscheiden oder vom Rückzug von Wettbewerbern beeinflusst. In Belgien und den Niederlanden war dieser Effekt stärker. Erfreulich ist dort die sich stetig verbessernde Marktposition der Hannover Rück: Wir werden inzwischen in

Belgien und den Niederlanden als einer der drei führenden Rückversicherer angesehen und haben im Berichtsjahr von deutlich verbesserten Raten und Konditionen in der Schaden-Rückversicherung profitiert, in der wir uns auf das Sach- und Kraftfahrtgeschäft konzentrieren.

Erfolgreiches Jahr in Frankreich und Benelux-Staaten

Die Kreditversicherung in Frankreich hat im Berichtsjahr von der Sanierung der Erstversicherer in diesem Segment profitiert. In einem sehr harten Markt, der durch den Rückzug zweier führender Anbieter geprägt war, verzeichneten wir ein sehr zufrieden stellendes Jahr ohne außergewöhnliche Großschäden.

Insgesamt blickt die Hannover Rück auf ein sehr erfolgreiches Jahr 2003 in Frankreich und den Benelux-Staaten zurück.

Italien

Im Berichtsjahr haben sich die allgemeinen Marktbedingungen in der Erstversicherung verbessert. Die mit Abstand größte Sparte der Schaden-Rückversicherung, das Kraftfahrtgeschäft, erzielte einen versicherungstechnischen Gewinn, und auch das restliche Privatkundengeschäft verlief profitabel. In der Gewerbe- und Industrie-Erstversicherung ist hingegen keine deutliche Marktverhärtung festzustellen. Dort verläuft trotz unterschiedlicher Sanierungsmaßnahmen das allgemeine Haftpflichtgeschäft weiterhin größtenteils unprofitabel. Hauptgrund hierfür ist eine Schadeninflation, die schneller voranschreitet als die Prämienentwicklung.

Der italienische Versicherungsmarkt befindet sich dennoch in einem harten Marktumfeld. Ratenerhöhungen konnten auch im Berichtsjahr durchgesetzt werden, wobei die einzelnen Deckungsbereiche exakter definiert und die Naturkatastrophen-Exponierung klarer eingegrenzt worden ist. Möglich war dies vor allem auf Grund einer Kapazitätsverengung im Markt, die durch den (Teil-)Rückzug einiger Wettbewerber hervorgerufen wurde. Großschäden waren im Berichtsjahr nicht zu vermelden.

Nordeuropa

Wie schon in den Vorjahren waren die Marktbedingungen in Nordeuropa nicht durchgängig positiv. Wenngleich es bei den Raten und Konditionen für Rückversicherungsschutz je nach Land und Zedent erhebliche Unterschiede gab, war generell zu beobachten, dass das Angebot die Nachfrage beträchtlich überstieg, woran auch der Rückzug einzelner Marktteilnehmer nichts geändert hat. Im Großen und Ganzen aber gestaltete sich das Berichtsjahr für uns in Nordeuropa im Vergleich zum Vorjahr eher unauffällig.

Unser wichtigster Markt in dieser Region ist *Dänemark*, wo wir über die Hälfte der Prämien erzielen. Unser Hauptgeschäft liegt dort in der Feuer- und Kraftfahrzeugrückversicherung mit besonderer Ausrichtung auf das nichtproportionale Geschäft. Wir sind Marktführer in der Rückversicherung bei den dortigen Versicherungsvereinen auf Gegenseitigkeit. Von Vorteil ist für uns die geografische Nähe zu den Märkten Nordeuropas. Insgesamt verlief das Jahr 2003 erfreulich.

Osteuropa

Überproportionales Wachstum ist ein prägendes Merkmal der Erstversicherungsmärkte in Osteuropa, sowohl im Leben- als auch im Nichtlebenbereich. Im Zuge des EU-Beitritts einiger zentral- und osteuropäischer Länder erwarten wir eine Anpassung an die Gesetzgebung und Richtlinien der EU, sowohl bei den Beitrittskandidaten als auch deren Nachbarländern.

Wir befanden uns in der Rückversicherung im Berichtsjahr immer noch in einer harten Marktphase und konnten insbesondere im Haftpflichtgeschäft vom Rückzug einiger Wettbewerber profitieren. Wir sind in den wichtigsten Ländern Osteuropas als führender Anbieter in allen Sparten aktiv. In *Russland* und der *Ukraine* haben wir unsere Präsenz deutlich verstärkt, ebenso wie in *Rumänien*, wo wir im Berichtsjahr als „Rückversicherer des Jahres" ausgezeichnet wurden.

In diesem von signifikanten Schäden weitgehend verschonten Jahr konnten wir unser Prämienvolumen ausweiten, indem wir uns vor allem auf den Ausbau von Anteilen bei ausgewählten, profitablen Verträgen konzentrierten. Auch in Osteuropa forcieren wir – im Einklang mit unserer globalen Strategie – vornehmlich das nichtproportionale Geschäft. Unsere wichtigsten Sparten sind hierbei nach wie vor die Kraftfahrzeug- sowie die Feuersachversicherung.

Nordamerika

Im Berichtsjahr waren die Ergebnisse der amerikanischen Schaden-Erstversicherer wie schon im Jahr zuvor überwiegend unbefriedigend. Eine erwartete kombinierte Schaden-/Kostenquote für den Gesamtmarkt von ungefähr 100 % war im Durchschnitt zu hoch, um zweistellige Eigenkapitalrenditen erwirtschaften zu können. Ein Hauptgrund hierfür waren wiederum Nachreservierungen für frühere Zeichnungsjahre, insbesondere auch für asbestbedingte Schäden. Wir schätzen, dass im Berichtsjahr für derartige Maßnahmen industrieweit noch mehr als im Vorjahr (rund 20 Mrd. USD) aufgewendet wurde, über die Hälfte davon für asbest- und umweltbedingte Schäden.

Dieser Schadentrend führte dazu, dass sich Raten und Konditionen in der Schaden-Erstversicherung nach wie vor sehr vorteilhaft gestalteten; von einer „Rückkehr des weichen Marktes" konnte im Berichtsjahr keineswegs die Rede sein. Vielmehr wurden im Haftpflichtgeschäft zweistellige Erhöhungen der Raten und Konditionen durchgesetzt. Das vorteilhafte Niveau in den Sachsparten konnte größtenteils gehalten werden, allenfalls gab es leichte Reduktionen. Im gewerblichen Sachgeschäft wurden vereinzelt sogar erneut Verbesserungen der Raten und Konditionen erzielt.

Für die Rückversicherer war das Berichtsjahr deutlich erfolgreicher als das Vorjahr. Im nordamerikanischen Markt zeigte sich dies unter anderem daran, dass die durchschnittliche Schaden-/Kostenquote knapp unter 100 % lag. Obwohl die Prämien weiterhin zweistellig wuchsen, wurde auch deutlich, dass im Jahr 2003 die meisten Marktteilnehmer ihr Geschäft diszipliniert zeichneten. Die vorteilhaften Raten und Konditionen in der Rückversicherung ließen sich daher generell aufrecht erhalten oder gar nochmals verbessern.

Wir haben unsere Marktposition in Nordamerika weiter ausgebaut und sind dort einer der sechs größten Rückversicherer, von denen drei Gesellschaften – anders als wir – fast ausschließlich direkt und nicht über Makler zeichnen. Mittlerweile sind wir der größte reine Makler-Rückversicherer. In den letzten drei Jahren haben wir unser Prämienvolumen in Nordamerika mehr als verdreifacht – eine Folge unserer antizyklischen Zeichnungsstrategie, im harten Markt überproportional zu wachsen.

Das Prämienvolumen in der Sachrückversicherung stieg im Jahr 2003 allerdings nur noch um knapp 10 %, im Haftpflichtgeschäft waren es nahezu 20 %. Im Zuge unseres Zyklusmanagements haben wir uns im Berichtsjahr darauf konzentriert, besonders attraktive Teile des Haftpflichtgeschäftes auszubauen, nachdem wir bis zum Vorjahr vorrangig unser Sachgeschäft forciert hatten. Erfreulich ist hierbei, dass die Zedenten unser konsequentes Zyklusmanagement anerkennen. So haben wir beispielsweise in einer einflussreichen branchenweiten Umfrage unter den nordamerikanischen Zedenten im Kriterium „Qualität" exzellente Ergebnisse erzielt.

Nach wie vor ist die industrielle Feuerversicherung unsere wichtigste Sachsparte in Nordamerika; die kommerzielle Haftpflichtversicherung und die Berufshaftpflichtversicherung dominieren im Haftpflichtbereich. Das stärkste Wachstum sehen wir in der Berufshaftpflicht, Umbrella, Excess & Surplus Lines sowie im Arbeitsunfall-Bereich. Unser Kundenkreis hat sich im Berichtsjahr erfreulicherweise um zahlreiche mittelgroße und kleinere Zedenten erweitert, die anstatt wie früher direkt ihren Rückversicherungsbedarf jetzt über Makler platzieren.

Im Berichtsjahr nahmen nichtproportionale Rückversicherungsdeckungen wieder den größten Teil unseres Geschäfts ein; sie standen für 67 % unserer Prämien, verglichen mit einem Marktdurchschnitt von 45 %. Gemessen an der Anzahl der Verträge beträgt der Anteil dieser für uns attraktiveren Deckungsform bereits 92 %. Wir bleiben hier auch weiterhin unserer Strategie treu, über die Zeit proportionale Deckungen konsequent durch nichtproportionale zu ersetzen.

Zweistellige Erhöhung der Raten und Konditionen

Es kam zu vielen kleineren und mittleren Katastrophenschäden. Ein Großteil dieser Schäden war allerdings von den Erstversicherern zu tragen, da die meisten Schäden die vereinbarten

Prioritäten nicht erreichten. Wir hatten im Berichtsjahr lediglich zwei Katastrophenschäden im zweistelligen Millionenbereich zu verzeichnen; diese waren eine Tornadoserie im Mittleren Westen im Mai mit einem Schaden für die Hannover Rück von 16,3 Mio. EUR sowie Hurrikan „Fabian" auf Bermuda im September. Hierfür gehen wir von einer Belastung von 12,6 Mio. EUR für die Hannover Rück aus. Für alle weiteren Katastrophen- und sonstigen Großschäden des Berichtsjahres erwarten wir Schäden in maximal einstelliger Millionenhöhe.

Geografische Verteilung der Schaden-Rückversicherung in % der Bruttoprämie


Australien 3 %
Lateinamerika 3 %
Afrika 3 %
Asien 6 %
Restliches Europa 12 %
Großbritannien 14 %
Deutschland 21 %
Nordamerika 38 %

Nachreservierungen für zurückliegende Zeichnungsjahre waren dank unserer konservativen Reservierungspolitik sowie unseres reduzierten Engagements in den Jahren des weichen Marktes im Berichtsjahr erfreulicherweise nicht notwendig. Dies unterscheidet uns wesentlich von vielen unserer Wettbewerber. Auch unser Anteil am World-Trade-Center-Schaden hat sich nicht negativ entwickelt. In puncto asbestbedingter Schäden profitieren wir weiterhin von unserer „späten Geburt", die zur Folge hat, dass wir erst von den 80er Jahren an nennenswerte Volumina in den USA gezeichnet haben und folglich unser Anteil am Asbest-Gesamtschaden der Industrie marginal ist.

In der Kredit- und Kautionsrückversicherung herrscht ein sehr harter Markt. Die unter anderem auch zyklusbedingten Fehlentwicklungen der Vorjahre führten zu drastischen Verschärfungen der Rückversicherungsbedingungen für Zedenten. Obwohl eine grundlegende Sanierung der Kredit- und Kautionserstversicherung gelungen scheint, machten sich weiterhin Kapazitätsengpässe im Markt bemerkbar, die vorwiegend durch den Rückzug amerikanischer Rückversicherer aus dem Kautionsgeschäft entstanden sind. Diese konnten nicht vollständig durch neue Kapazitäten, beispielsweise aus Bermuda, geschlossen werden. Auffällige Großschäden waren im Berichtsjahr nicht zu verzeichnen, und auch die Grundschadenlast war rückläufig, so dass die Kredit- und Kautionsrückversicherung in Nordamerika ein deutlich besseres Ergebnis vorlegen konnte als noch im Vorjahr. Angesichts dieser günstigen Marktlage haben wir im Berichtsjahr unser Zeichnungsvolumen vor allem im nichtproportionalen Geschäft opportunistisch erhöht, um vom vorherrschenden attraktiven Marktumfeld profitieren zu können.

In der Transportrückversicherung stagnierten die Raten und Konditionen, allerdings auf relativ hohem Niveau. Wir profitieren in diesem Segment immer noch von den signifikanten Ratensteigerungen der letzten beiden Jahre sowie von der Reduzierung des Deckungsumfangs. Auf der Schadenseite war eine normale Frequenz von kleinen und mittleren Schäden zu verzeichnen, Großschäden blieben im Jahre 2003 hingegen aus. In allen Segmenten der Transportrückversicherung gab es ausreichende Kapazitäten.

Ein kontinuierlich wachsender Anteil des weltweiten Katastrophenrückversicherungs-Geschäfts innerhalb der Hannover Rück-Gruppe wird von unserer 2001 gegründeten Tochtergesellschaft Hannover Re (Bermuda) Ltd., Hamilton, gezeichnet. Die USA sind innerhalb dieser Sparte der mit Abstand größte geografische Einzelmarkt. Unsere Gesellschaft partizipiert hier wie auch weltweit mit ausgezeichnetem Erfolg. In einem stabilen Marktumfeld konnte die Hannover Re (Bermuda) Ltd. in der Katastrophenrückversicherung im Berichtsjahr eine Bruttoprämie von 150,2 Mio. EUR erzielen. Das Gros der Verträge und der Deckungssumme wurde hierbei auf nichtproportionaler Basis gezeichnet. Die Hannover Re (Bermuda) Ltd. ist dabei – trotz der im Jahr 2003 in den USA um 5 % bis 10 % gefallenen Raten – mit der Profitabilität ihres Marktsegments weiterhin sehr zufrieden. Auf dem amerikanischen Kontinent konnte man vor allem davon profitieren, dass die einschlägigen Naturkatastrophen des Jahres 2003 meist nicht die Selbstbehalte der Erstversicherer überstiegen. Außerdem halfen hier der Druck der Rating-Agenturen und die relativ niedrigen Kapitalanlageergebnisse, die Zeichnungspolitik des Rückversicherungsmarktes im Katastrophengeschäft zu disziplinieren.

Übrige internationale Märkte

Afrika

Auf dem afrikanischen Kontinent ist *Südafrika* der mit Abstand wichtigste Markt für die Hannover Rück. Nach erheblichen Problemen in den vergangenen Jahren konnten die meisten Erstversicherer dort im Berichtsjahr wieder technische Gewinne ausweisen. Dies ist auch für die Rückversicherung eine positive Entwicklung.

Auch der übrige afrikanische Rückversicherungsmarkt erlebte im Berichtsjahr eine Verbesserung der Raten und Konditionen, aber wir sind dennoch weiterhin der Ansicht, dass diese nicht in allen Bereichen ausreichend sind. Proportionales Geschäft, das sich im Markt nicht bei den großen internationalen Rückversicherern platzieren lässt, findet noch immer lokale Abnehmer. Unsere Zeichnungspolitik ist es daher, nur noch nichtproportionales Geschäft oder Nischengeschäft – insbesondere Rückversicherung von Programmgeschäft – zu akzeptieren. Der volle Effekt dieser Politik wird allerdings erst im laufenden Geschäftsjahr zum Tragen kommen. Im Rahmen dieser neuen Ausrichtung haben wir unsere Aktivitäten auf Mauritius eingestellt und die noch bestehenden Vertragsbeziehungen auf die Hannover Re Africa, Johannesburg, übertragen.

Auf Grund unserer konsequenten Profitabilitätsausrichtung ging die Bruttoprämie der Hannover Re Africa im Berichtsjahr im Vergleich zum Vorjahr leicht zurück.

Lateinamerika

Die Region erholte sich im Berichtsjahr von der schweren Krise der letzten Jahre. Einem geschätzten Wirtschaftswachstum von 1,1 % sollen im laufenden Jahr etwa 3,6 % folgen. Im wichtigen Markt *Argentinien* wuchs der Markt für Erst- und Rückversicherung auf Grund der Abwertung des Peso in Euro betrachtet kaum.

Nach wie vor ist in Lateinamerika ausreichende Kapazität im Schaden-Erstversicherungsmarkt vorhanden. Insbesondere das für Hannover Rück wichtige Sachgeschäft war auf der Erst- und Rückversicherungsseite stark umkämpft. Dementsprechend war ein leichter Rückgang der Raten und Konditionen zu beobachten, jedoch bewegten sich unsere Prämien weiterhin auf sehr adäquatem Niveau. Großschäden gab es im Berichtsjahr aus der Region nicht zu vermelden.

Wie schon in den Vorjahren war auch 2003 unser Hauptgeschäft die industrielle Feuerversicherung. Wir erwarten für das Berichtsjahr wiederum sehr gute Ergebnisse aus Lateinamerika, unsere unternehmensweit angewandte sorgfältige Zeichnungspolitik hat sich somit ein weiteres Mal bewährt.

Asien

Der mit Abstand größte Markt für die Hannover Rück in Asien ist *Japan*. Hier war die Erneuerungssaison eher unauffällig, aber erfolgreich. Wir haben die Zusammenarbeit mit Zielkunden strategiegemäß verbessert und verbreitert und so leichtes Wachstum generiert. In Japan hält die Hannover Rück den Status eines so genannten „Core Reinsurer" bei vier der fünf wichtigsten Erstversicherer. Wir zeichneten bei diesen und weiteren Kunden sowohl proportionales als auch nichtproportionales Geschäft.

Während in Japan im Berichtsjahr keine nennenswerten Rückversicherungsschäden für die Hannover Rück zu verzeichnen waren, musste der *koreanische* Markt 2003 die Auswirkungen von Taifun „Maemi" verdauen, einem Jahrhundertereignis, das zu einem geschätzten versicherten Schaden von 600 Mio. USD führte. Die Hannover Rück war daran mit geschätzten 6 Mio. EUR deutlich unterproportional beteiligt.

Taifun „Maemi" traf Hannover Rück-Gruppe nur unterdurchschnittlich

Das Geschäft in *China*, *Taiwan* und *Hongkong* verlief weiterhin schwierig; in diesen Märkten hat der harte Markt immer noch nicht richtig Einzug gehalten. China ist für zahlreiche internationale Versicherungs- und Rückversicherungsunternehmen ein Zielmarkt, so dass dort ein nicht immer vertretbarer Wettbewerb herrscht. Es zeichneten sich im Berichtsjahr sogar weitere Verschlechterungen der Raten und Konditionen ab, trotz zweier signifikanter Schäden in Hongkong und Shanghai.

Besser gestaltete sich das Rückversicherungsgeschäft in Süd- und Südostasien, wo in einem insgesamt unauffälligen Markt über keine Großschäden und über ein insgesamt zufrieden stellendes Preisumfeld zu berichten war.

Australien, Neuseeland

Sehr zufrieden stellend hat sich für uns im Berichtsjahr der Rückversicherungsmarkt in Australien und Neuseeland dargestellt. Nach wie vor beobachten wir außerordentlich gute Bedingungen, die sich auch 2003 fortsetzten. Durch den Ausfall eines großen Erstversicherers im Jahr 2001 erfolgte eine spürbare Marktbereinigung. Sowohl die Ergebnisse in den Haftpflicht- als auch den Sachsparten zeugten von sehr guten Raten und Konditionen, die sich 2003 gegenüber dem Vorjahr nochmals verbesserten.

Rückversicherer mit ausgezeichneten Ratings profitieren in Australien überproportional. Die dortige Regulierungsbehörde fordert von Erstversicherern eine höhere Kapitalausstattung, wenn Geschäft bei Rückversicherern mit schwächeren Ratings platziert wird. Die Hannover Rück profitiert somit von ihrem ausgezeichneten „AA-"-Rating von Standard & Poor's und behauptete mit zweistelligem Wachstum im Berichtsjahr ihre Stellung als einer der führenden Rückversicherer in Australien. 2003 haben wir unser Portefeuille dabei weg von Sach- hin zu länger abwickelndem Haftpflichtgeschäft optimiert.

Schäden fielen in nennenswerter Höhe lediglich im Januar 2003 an, als ein Buschfeuer zu einem Schaden von rund 2,5 Mio. EUR für die Hannover Rück führte.

Personen-Rückversicherung

Weltweiter Wachstumsmarkt

Die Nachfrage sowohl nach risikoorientierten Deckungen wie Risikolebens-, Invaliditäts- und Unfallversicherungen sowie Versicherungen bei schwerwiegenden Krankheiten als auch nach Produkten wie Kapitallebens- und Rentenversicherungen steigt global kontinuierlich an. Dies hat im Wesentlichen drei Gründe: die Entwicklung in den industrialisierten Märkten Europas, Nordamerikas, Australasiens und Japans, der wachsende Wohlstand in den Schwellenmärkten Asiens, Afrikas und Lateinamerikas sowie ein erhöhtes Bewusstsein weiter Bevölkerungskreise bezüglich einer eigenverantwortlichen Altersvorsorge und Hinterbliebenenabsicherung. Damit ist die Personenversicherung weltweit ein Wachstumsmarkt, allerdings mit deutlichen regionalen Unterschieden.

Bruttoprämie nach Business Centern (vor Konsolidierung) in %


HLR UK
5 %
HLR Africa
2 %
HLR Australasia
6 %
HLR Ireland
10 %
HLR Germany
(E+S Rück)
16 %
HLR America
20 %
HLR International
41 %

Für Lebens- und Rentenprodukte dominieren in verschiedenen wichtigen Märkten wie z. B. den USA die fondsgebundenen Produktvarianten (speziell die fondsgebundene Rentenversicherung), bei denen das Investmentrisiko vollständig oder doch zu einem Großteil von den Kunden selbst getragen wird.

Zu dieser Entwicklung haben auch die erhöhten Anforderungen der Aufsichtsbehörden geführt, für langfristige Leistungsgarantien – als so genannte Embedded Derivatives – zusätzliche Reserven zu verlangen. Die Rating-Agenturen haben ebenfalls ihre Kapitalanforderungen für garantierte Versicherungsleistungen im Rahmen ihrer Kapitalmodelle (mit Auswirkung auf die Capital Adequacy Ratio) deutlich verschärft. Dies hat zur Folge, dass es für Lebensversicherer in vielen Märkten mittlerweile starke Anreize gibt, ihre Produkte zu adjustieren und Garantiezusagen zu minimieren.

Selbst in Deutschland hat in der zweiten Hälfte des Jahres 2003 erstmalig die Diskussion über die langfristigen Garantien begonnen, die in die klassischen Lebensprodukte, wie die über viele Jahrzehnte dominierende Gemischte Versicherung auf Endalter 60 oder 65, integriert sind.

Auch in Großbritannien wird die Dauer von Garantien reduziert: So existieren jetzt bei vielen Critical-Illness-Policen einseitige Prämienanpassungsoptionen für den Versicherer nach gewissen Zeitstrecken, z. B. nach jeweils zehn Jahren.

Hannover Life Re – der Personen-Rückversicherer

Unter dem Markennamen Hannover Life Re haben wir in den Schwerpunktmärkten Deutschland, Großbritannien, Frankreich, Italien, Südafrika, den USA, Malaysia, Australien, China und Japan – auf diese zehn Märkte entfallen mehr als 95 % unseres Prämienvolumens – unsere Aktivitäten weiter verstärkt.

Geografische Verteilung der Personen-Rückversicherung in % der Bruttoprämie


Asien 3 %
Lateinamerika 1 %
Asien 3 %
Afrika 3 %
Frankreich 6 %
Restliches Europa 8 %
Nordamerika 36 %
Australien 9 %
Großbritannien 18 %

Dabei stützen wir uns auf ein Netzwerk von sieben lizenzierten Rückversicherern sowie vier Niederlassungen der Hannover Rück. Insgesamt waren im Berichtsjahr im Schnitt 330 Mitarbeiter auf allen fünf Kontinenten für die Hannover Life Re tätig.

Hannover Life Re größter Spezial-Lebensrückversicherer in den USA

International haben wir unsere Marktposition in den letzten zwei bis drei Jahren durch organisches Wachstum spürbar ausgebaut, so dass wir jetzt zu den drei bedeutendsten Personen-Rückversicherern der Welt gehören. Dabei nehmen wir in Deutschland, Frankreich, Großbritannien, Südafrika, Malaysia und Australien entweder die Position des Marktführers oder des Markt-Zweiten ein, während wir in den USA der größte Spezial-Lebensrückversicherer sind.

CRM bringt Kunden spürbaren Mehrwert

Eine besondere Bedeutung hat für uns Customer Relationship Marketing (CRM). Damit wollen wir unseren Kunden einen spürbaren Mehrwert bieten und im Rahmen von langfristigen Partnerschaften die Kundenloyalität festigen. Realisiert wird diese 1997 eingeführte Konzeption durch den systematischen Einsatz von Maßnahmen aus dem Bereich CRM. Dazu gehört u. a. auch das Konzept des Customer Lifetime Value, den wir jährlich für alle bedeutenden Kunden bestimmen.


DIE VERÄNDERUNGEN DER
LEBENSBEDINGUNGEN ERFORDERN
NEUE KONZEPTE FÜR DIE
PERSONEN-RÜCKVERSICHERUNG.



Leben und Gesundheit sind die größten Werte eines Menschen. Um sie zu wahren, müssen für die sich wandelnden Lebensbedingungen entsprechende Versicherungs- und Rückversicherungskonzepte entwickelt werden. Zivilisatorische Einflüsse, wie z.B. Hektik und Stress, sowie durch intensive Forschung verbesserte Behandlungsmöglichkeiten von Krankheiten und ein höheres erreichbares Lebensalter bilden dabei den Herausforderungsrahmen. Will ein Rückversicherungsunternehmer erfolgreich sein, ist er gefordert, den Markt selbst maßgeblich mitzugestalten.

Entwicklung der Prämieneinnahmen

Die konsolidierten Bruttoprämieneinnahmen reduzierten sich im Berichtsjahr 2003 gegenüber dem Vorjahr leicht auf 2,3 Mrd. EUR (2,5 Mrd. EUR), da die erhebliche Abwertung einiger Auslandswährungen – speziell des US-Dollar gegenüber dem Euro – die in Originalwährung leichte Expansion (2,2 %) der Prämien wieder neutralisierte. Vergleichbares gilt auch für die verdienten Prämien für eigene Rechnung. Diese Angaben beziehen sich auf die Prämieneinnahmen nach US GAAP, d. h. ohne Berücksichtigung von Prämiendepots für fondsgebundene Lebens- und Rentenversicherungen.

Wie im Vorjahr verfolgen wir eine zentralisierte Retrozessionspolitik und beschränken unsere Retrozession auf die Abgabe von Spitzenrisiken in Leben, Invalidität und Versicherungen bei schwerwiegenden Krankheiten sowie die Abgabe von einzelnen Quotenverträgen mit Neugeschäftsfinanzierung. Im Jahr 2003 betrug die Selbstbehaltsquote 85,1 % (86,9 %).

Die Zusammensetzung des Hannover Life Re-Portefeuilles hat sich im Berichtsjahr in Richtung der favorisierten Sparten Leben, Renten und Unfall verschoben, die jetzt insgesamt 80 % (69 %) unserer Prämieneinnahmen ausmachen. In den USA haben wir einige Krankenrückversicherungsverträge beendet, was zu einer verbesserten Spartenstruktur führte.

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2003	+/- Vorjahr	2002	2001	2000	1999
Gebuchte Bruttoprämien	2 276,3	-7,9 %	2 471,5	2 371,0	2 090,5	2 220,4
Prämiendepots	257,9	0,8 %	255,8	289	404	–
Bruttoprämien inkl. Prämiendepots	2 534,2	-7,1 %	2 728,3	2 660	2 495	2 220
Verdiente Nettoprämien	1 936,3	-9,6 %	2 142,3	1 740,3	1 592,3	1 485,0
Prämiendepots	213,4	85,6 %	115,2	129	131	–
Nettoprämien inkl. Prämiendepots	2 149,7	-4,8 %	2 257,5	1 869	1 723	1 485
Kapitalanlageergebnis	179,4	-33,2 %	268,4	196,8	204,4	217,4
Schadenaufwendungen	1 270,4	4,2 %	1 218,7	1 066	1 209	728
Aufwendungen für die Deckungsrückstellung	297,8	-48,1 %	574,1	298,0	37,5	496,1
Aufwendungen für Provisionen	414,4	-8,5 %	453,0	460,3	411,3	391,1
Eigene Verwaltungskosten	44,9	-20,7 %	56,6	32,5	56,9	49,7
Sonstige Erträge und Aufwendungen	13,8	-60,1 %	34,5	–	52	23
Operatives Ergebnis (EBIT)	61,0	25,8 %	48,5	50,5	35,5	26,9
Jahresüberschuss nach Steuern	46,6	55,2 %	30,0	23,2	53,9	21,7
Ergebnis je Aktie in EUR	0,43	37,9 %	0,31	0,24	0,61	0,25
Selbstbehalt	85,1 %		86,9 %	74 %	76 %	67 %

Die Ergebnissituation

Für den risikoorientierten Teil unserer Akzepte, der lediglich ca. 25 % der gesamten Aktivitäten ausmacht, spielt für die Sparte Leben der Verlauf der Sterblichkeit und für die Sparten Invalidität, Kranken und Versicherungen für schwerwiegende Krankheiten die Morbidität eine ausschlaggebende Rolle. Bei der Mortalität haben wir durchaus unterschiedliche Entwicklungen im Berichtsjahr beobachtet: Unverändert günstige Risikoergebnisse in allen Teilen Europas, Asiens (ausgenommen Japan) und Australiens wurden partiell aufgehoben durch unterdurchschnittliche Sterblichkeitsergebnisse bei Großrisiken in den USA und in Japan. Bei der Morbidität ergaben sich erfreuliche Ergebnisse in fast allen Märkten, wobei insbesondere die Resultate im US-Markt sehr positiv zu Buche schlagen.

Für den finanzierungsorientierten Teil unserer Akzepte, die mit 75 % wie in den Vorjahren traditionell den Großteil unserer Übernahmen ausmachen, sind die Bestandsfestigkeit sowie – für das Auslandsgeschäft – die Entwicklung der Währung gegenüber dem Euro entscheidende Erfolgsfaktoren.

Daneben spielt das Kreditrisiko, bezogen auf die finanzielle Stabilität des jeweiligen Zedenten, eine wesentliche Rolle. Investment- und/oder Zinsrisiken übernehmen wir nicht, allerdings hängt in einigen Fällen die Geschwindigkeit der Amortisation von Finanzierungsaufwendungen von den Verhältnissen auf den Kapitalmärkten ab.

Diese multiplen Risikofaktoren werden regelmäßig analysiert und, wenn nötig und möglich, in Gesprächen mit den Kunden im Sinne eines strategischen Interessenausgleichs angepasst. Im Berichtsjahr war keine Anpassung unserer aktuariellen Erwartungen an negative Entwicklungen notwendig. Von der Schieflage eines mittelgroßen deutschen Erstversicherers, der im Berichtsjahr von der Protektor Lebensversicherungs-AG aufgefangen wurde, waren wir nicht betroffen.

Ein Prinzip der Zeichnungspolitik der Hannover Life Re im US-Markt war im Berichtsjahr wie bereits in den Vorjahren der völlige Verzicht auf die Übernahme von derivativen Risiken im Mortalitäts- und Investmentbereich, die sich konkret bei den fondsgebundenen US-Rentenversicherungen als garantierte Leistungen im Todesfall darstellen. Im Gegensatz zu anderen Rückversichern halten wir diese Risikokonstellationen für nicht rückversicherbar, weil eine interne Risikosteuerung nicht möglich ist und langfristige Sicherungsmechanismen zu akzeptablen Marktpreisen fehlen.

Keine Übernahme von derivativen Risiken im Mortalitäts- und Investmentbereich

Zusammensetzung der Bruttoprämien nach Sparten


Renten
13 %
Unfall
1 %
Kranken
20 %
Leben
66 %

Zur Mitte des Berichtsjahres haben wir unsere Retrozessionsfazilität L4 geschlossen und damit den retrozedierten Bestand an deutschen fondsgebundenen Policen vorzeitig zurückgezahlt.

Insgesamt erwirtschaftete die Hannover Life Re im Jahr 2003 ein deutlich erhöhtes operatives Ergebnis (EBIT) in Höhe von 61,0 Mio. EUR. Dies bedeutet eine Steigerung von 25,8 % und ist damit das beste operative Ergebnis in der Geschichte des Unternehmens.

Deutlich erhöhtes operatives Ergebnis

Der Gewinn nach Steuern stieg um 55,2 % auf 46,6 Mio. EUR und war damit, abgesehen vom steuerlich bedingten Ausnahmejahr 2000, ebenfalls ein Rekordergebnis. Der Gewinn je Aktie betrug 0,43 EUR (0,31 EUR).

Entwicklung des Nettoportefeuillewert

Mit einer unveränderten Methodik, die mit unabhängigen, externen Aktuaren abgestimmt ist, haben wir auch im Berichtsjahr wieder den so genannten Nettoportefeuillewert zum Bilanzstichtag für alle unsere Business Center ermittelt.

Dabei handelt es sich um den Barwert der zukünftigen versicherungstechnischen Ertragsströme für eigene Rechnung. Dies ist der Wert nach Abzug der auf die Retrozessionäre entfallenden Bestandteile, und zwar ohne Berücksichtigung von Ertragsteuern, aber nach Berücksichtigung von Kosten für die Solvabilität auf der Basis der jeweiligen lokalen Anforderungen an die Kapitalunterlegung.

Es ergab sich eine deutliche Steigerung des Nettoportefeuillewertes um 12,9 % auf 1,4 Mrd. EUR* (1,2 Mrd. EUR).

Die folgende Tabelle gibt eine Übersicht über die Entwicklung des Nettoportefeuillewertes unserer sieben Business Center im Zeitvergleich.

Entwicklung der Nettoportefeuillewerte

in Mio. EUR	2003	2002	2001	2000	1999
Hannover Life Re Africa, Johannesburg	8,5	[illegible]	7	10	7
Hannover Life Re America, Orlando>	196,3	170,3	130	120	95
Hannover Life Re Australasia, Sydney	96,6	79,3	78	76	61
Hannover Life Re Germany (E+S Rück), Hannover	214,3	226,7	194	172	74
Hannover Life Re International, Hannover	549,7	479,7	457	401	329
Hannover Life Re Ireland, Dublin>	222,4	179,0	124	42	–
Hannover Life Re United Kingdom, Virginia Water/London>	73,3	62,4	58	53	43
Gesamt	1 361,1	1 206,0	1 048	874	609

Je nach der verwendeten Währung wurden folgende Diskontierungszinsen auf der Basis eines Aufschlages von mindestens 350 Basispunkten über der Rendite von 10-jährigen Staatspapieren angesetzt:

Diskontierungszinsen

Währungen	2003	2002
Euro	7,75 %	7,75 %
US-Dollar	7,75 %	7,25 %
Australischer Dollar	9,25 %	8,75 %
Pfund Sterling	8,50 %	8,00 %
Südafrikanischer Rand	13,50 %	15,50 %

* *Vollkonsolidierte Werte vor Abzug von Minderheitsanteilen*

Für alle Business Center haben wir ebenfalls umfangreiche Sensitivitätsanalysen durchgeführt, um bei Änderungen der wesentlichen Einflussfaktoren (wie Höhe des Diskontierungszinses, Kursentwicklung, Änderung der Mortalität, Änderung der Morbidität und Änderung der Bestandsfestigkeit) die Sensitivität des ermittelten Nettoportefeuillewertes erkennen zu können.

Die folgende Tabelle gibt Auskunft über die wesentlichen Ergebnisse, differenziert nach Business Center:

Business Center	Diskont		Mortalität/ Morbidität		Währung		Bestandsfestigkeit	
	-100 Basispunkte	Diskontzins vom Vorjahr	+ 10 %	- 10 %	EUR steigt um 5 %	Wechselkurse vom Vorjahr	+ 10 %	- 10 %
Hannover Life Re Africa, Johannesburg	0,2	-0,5	-15,7	15,0	-0,4	-0,6	-0,7	0,5
Hannover Life Re America, Orlando>	12,5	6,1	-143,4	138,9	-11,9	41,4	-5,0	5,0
Hannover Life Re Australasia, Sydney>	3,5	1,7	-5,8	5,7	-3,1	-6,3	-2,3	2,8
Hannover Life Re Germany (E+S Rück), Hannover	12,4	2,4	-5,4	5,3	-10,7	11,3	-3,7	4,1
Hannover Life Re International, Hannover	33,7	6,9	-18,0	17,8	-29,7	32,2	-13,0	14,2
Hannover Life Re Ireland, Dublin	9,6	-4,4	-34,4	31,8	-3,7	15,4	-4,2	7,0
Hannover Life Re United Kingdom, Virginia Water/London>	5,2	2,5	-8,9	9,1	-4,0	6,4	-3,5	4,2
Gesamt	77,1	14,7	-231,5	223,6	-63,4	99,8	-32,4	37,8

Die zur Ermittlung dieser Zahlen angenommene Veränderung der Eintritts- und Stornowahrscheinlichkeiten und makroökonomischen Rahmenbedingungen werden für alle zukünftigen Jahre angesetzt (z. B. eine Erhöhung der Sterblichkeit um 10 % in allen folgenden Jahren).

Die Tabelle zeigt auch, dass exogene Parameter (Zinsniveau und Wechselkurse) den Nettoportefeuillewert im Berichtsjahr um 115 Mio. EUR belastet haben.

Vergleicht man diesen von renommierten externen Aktuarsfirmen testierten Nettoportefeuillewert mit den nach US GAAP in der Bilanz aktivierten Abschlusskosten, so ergibt sich eine positive Differenzgröße – der so genannte nichtaktivierte Bestandswert. Er beträgt zum Bilanzstichtag auf Vorsteuerbasis 478,2 Mio. EUR (471,2 Mio. EUR). Der Anstieg fiel auf Grund von Währungskurseffekten und unter Berücksichtigung des Zinsanstiegs nur gering aus.

Entwicklung nichtaktivierter Bestandswerte

in Mio. EUR	2003	2002	2001	2000	1999
Nettoportefeuillewert	1 361,1	1 206,0	1 048	874	609
Aktivierte Abschlusskosten	1 275,1	978,6	906	597	374
Rückstellung für nicht verdiente Abschlusskostenzuschläge	392,3	244,0	179	–	–
Netto-Abschlusskosten	882,9	734,6	727	597	374
Nichtaktivierter Bestandswert	478,2	471,2	321	277	235
Veränderung des nichtaktivierten Bestandswertes	7,0	150,2	44	42	90

Die aktivierten Abschlusskosten der Lebensrückversicherung der Hannover Reinsurance (Dublin) Ltd., der ehemaligen HDI Reinsurance (Ireland) Ltd., die seit Mitte 2003 zur Hannover Rück-Gruppe gehört, wurden in dieser Darstellung nicht berücksichtigt.

Gegenüber dem Vorjahr haben wir die Darstellung weiterentwickelt, indem wir ab dem Berichtsjahr neben den Rückstellungen für nicht verdiente Abschlusskosten auch Rückstellungen für nicht verdiente Gewinnzuschläge und Verträge berücksichtigen, die nach SFAS 113 keinen Versicherungscharakter im Sinne von US GAAP haben.

Bei der Beurteilung der niedrigen Zunahme des nichtaktivierten Bestandswertes im Berichtsjahr ist zu berücksichtigen, dass allein die signifikanten Kursverluste wichtiger Währungen den nichtaktivierten Bestandswert um rund 35 Mio. EUR belastet haben. Ohne diesen Effekt läge die Veränderung in der langjährig zu erwartenden Größenordnung. Die außergewöhnliche Zunahme im Vorjahr war neben den besonders niedrigen Diskontzinsen auch durch einmalige Sondereffekte beeinflusst, wie die Sanierung des US-amerikanischen Krankengeschäfts, und kann nicht regelmäßig erwartet werden.

Deutschland

Seniorenprodukte mit guten Marktchancen in Deutschland

Für den deutschen Markt, der vom Business Center Hannover Life Re Germany (E+S Rück) betreut wird, haben wir unser Marketing verstärkt und zugleich die Servicepalette ausgebaut. Das übernommene Portefeuille ist im Wesentlichen finanzierungsorientiert, obwohl der Anteil an risikoorientierten Deckungen erkennbar zunimmt.

Es konnten mehrere neue Kundenverbindungen – insbesondere aus dem Kreis der großen Versicherungsvereine auf Gegenseitigkeit – gewonnen werden, weil etliche deutsche Lebensversicherer ihre Rückversicherungsprogramme neu strukturierten.

Ein weiterer Schwerpunkt unserer Aktivitäten betrifft den deutschen Seniorenmarkt, den wir als viel versprechenden Zukunftsmarkt ansehen.

Die Prämieneinnahmen gingen im Vergleich zum Vorjahr etwas zurück. Der Schwerpunkt der Prämien kommt aus mehreren volumenintensiven Finanzierungsverträgen für fondsgebundene Lebens- und Rentenprodukte. Der versicherungstechnische Verlauf war in allen Komponenten ähnlich dem des Vorjahres, so dass sich ein Ergebnis einstellte, das leicht unter dem des Vorjahres liegt.

Übriges Europa

Großbritannien

Dieser wichtige Markt wird von uns durch zwei Business Center betreut: Die Hannover Life Re UK zeichnet als lokal lizenzierter Rückversicherer das klassische Geschäft in Leben und Versicherungen für schwerwiegende Krankheiten und setzt dabei die Hannover Life Re Ireland gezielt als Mitrückversicherer ein. Die Hannover Life Re International hat seit zehn Jahren besondere Erfahrungen als Anbieter für Vorzugsrenten gesammelt und betreut mehrere größere Programme dieser Art in Großbritannien.

Die Bruttoprämien konnten wir bei einer guten Ergebnissituation auf 561 Mio. EUR steigern; davon entfallen 41 % auf die Übernahmen der Hannover Life Re UK und Hannover Life Re Ireland, während 59 % den Vorzugsrenten zuzuordnen sind. Damit ist Großbritannien nach den USA unser zweitwichtigster Markt. Das operative Ergebnis (EBIT) der Hannover Life Re UK betrug 6,6 Mio. EUR, das entspricht einem Plus von 24,1 %. Der Ergebnisverlauf des Rentenportefeuilles erfüllte ebenfalls unsere Erwartungen.

Irland

Unsere irische Tochtergesellschaft Hannover Life Re Ireland nutzt die günstigen Rahmenbedingungen in Dublin und zeichnet weltweites Vertragsgeschäft. Hauptmärkte waren im Be-

richtsjahr die USA, Großbritannien, Südafrika und der Ferne Osten.

Die Bruttoprämie stieg um rund 6,9 % auf 327,6 Mio. EUR, während die Nettoprämie bei 264,8 Mio. EUR liegt. Der operative Gewinn (EBIT) belief sich auf Grund eines mehr als befriedigenden Risikoverlaufs auf 3,9 Mio. EUR. Im Zusammenhang mit der Schließung von zwei langfristigen Zinsswaps für die Absicherung der L4-Fazilität entstanden Aufwendungen von rund 8 Mio. EUR. Daher ergab sich im Vergleich zum Vorjahr ein deutlicher Ergebnisrückgang.

Frankreich, Italien, Spanien und arabische Märkte

Die romanischsprachigen Märkte gehören für uns nach wie vor zu den Schwerpunktmärkten, in denen wir hauptsächlich im Bereich der Bancassurance und des unabhängigen Großvertriebs tätig sind. Für Bancassurance sehen wir Marktperspektiven auch in einigen arabischen Ländern. Wir haben mit einer großen Geschäftsbank in Saudi-Arabien Lebensversicherungskonzepte entwickelt, so genannte Takaful-Produkte, die mit islamischen Prinzipien konform sind.

Gute Marktperspektiven im Bereich der Bancassurance

Das Prämienvolumen wuchs um 26,4 % auf 220,6 Mio. EUR, wovon 61,7 % auf Frankreich, 24,1 % auf Italien und der Rest auf Spanien und die arabischen Märkte entfallen. Das Portefeuille ist risikotechnisch hervorragend diversifiziert, so dass die Ergebnissituation auch im Berichtsjahr sehr gut ausgefallen ist.

Nordamerika

Der nordamerikanische Markt wird von unserer Tochtergesellschaft Hannover Life Re America in Orlando/Florida betreut. Die Zielkunden sind kleinere bis mittelgroße Lebensversicherer, die in Nischenmärkten der Sparten Leben, Renten und Kranken tätig sind. Diesen Gesellschaften bieten wir eine umfangreiche Palette von Rückversicherungsprodukten an, von der Übernahme von Spitzenrisiken über den Underwritingservice und Audit-Programme bis zur Optimierung der Solvabilität und Liquidität.

In diesem Kontext haben wir auch im Berichtsjahr wieder eine Reihe von Block Assumption-Transaktionen (BATs) in Leben realisiert, bei denen wir im Wege der Rückversicherung gegen Zahlung einer einmaligen Bestandsprovision einen gesamten, für das Neugeschäft geschlossenen Bestand übernehmen.

Anders als für die meisten anderen US-Rückversicherer stellen die 20 führenden US-Lebensversicherer für uns keine Zielkunden dar. Auch im Bereich der Rückversicherung der fondsgebundenen Rentenpolicen haben wir uns bewusst konträr zum Markt positioniert und keine Deckungen für garantierte Leistungselemente dieser Policen gezeichnet.

Der US-Seniorenmarkt ist für uns ein Zielmarkt, und wir sind in größerem Umfang an Ausschnittsdeckungen der Sparte Kranken – Kranken-Zusatzversicherungen – beteiligt, deren Ergebnisse sich durch eine hohe Stabilität auszeichnen.

Nordamerika Zielmarkt für Seniorenprodukte

Der Bestand an übernommenen Lebensrisiken hat sich auf Grund der Abwertung des US-Dollar gegenüber dem Euro nicht erhöht und beträgt 41,6 Mrd. EUR (in Originalwährung stieg er um 25,6 % auf 52,4 Mrd. USD). Das Brutto-Prämienvolumen zeigte mit 636,6 Mio. EUR (993,4 Mio. EUR) im Laufe des Jahres einen Rückgang um 35,9 %, teils währungsbedingt, teils, da wir uns aus einigen größeren Krankenportefeuilles bewusst zurückgezogen haben.

Die Ergebnissituation der Hannover Life Re America hat sich im Berichtsjahr substanziell verbessert; wir konnten einen operativen Gewinn (EBIT) von 18,0 Mio. EUR (-2,7 Mio. EUR) ausweisen.

Sonstige internationale Märkte

Hannover Life Re Australasia größter Lebensrückversicherer in Australien

Australien und Neuseeland

Unsere Tochtergesellschaft Hannover Life Re Australasia ist in Australien und Neuseeland aktiv, wo sie auch im Berichtsjahr ihre Position als marktführender Lebensrückversicherer in Australien verteidigen konnte.

Das übernommene Geschäft ist primär risikoorientiert, mit Schwerpunkten in Leben, Invaliditätsrenten und Policen für schwerwiegende Krankheiten. Spezialität ist das direkte Gruppenlebensgeschäft, in dem sich die Gesellschaft als einer der führenden Anbieter für die betriebliche Altersvorsorge in Australien profiliert hat.

Die Bruttoprämien stiegen im Berichtsjahr um 28,8 % auf 201,1 Mio. EUR (156,1 Mio. EUR) an. Durch einen insgesamt günstigen Risikoverlauf und um 20,8 % gewachsene Investmenterträge stellte sich die Ergebnissituation weiterhin erfreulich dar. Das operative Ergebnis (EBIT) stieg um 29,2 % auf 12,2 Mio. EUR (9,4 Mio. EUR).

Afrika

Auf diesem Kontinent konzentrieren wir uns auf die englischsprachigen Märkte des südlichen Afrika – des Subsaharan Africa – mit einem eindeutigen Schwerpunkt auf der *Republik Südafrika*. Unsere Tochtergesellschaft Hannover Life Re Africa in Johannesburg zeichnet als zweitgrößter Rückversicherer Afrikas ein risikoorientiertes Portefeuille in Leben und Kranken.

Da die Ergebnissituation in den beiden Vorjahren vor allem im Krankenbereich nicht unseren Erwartungen entsprach, haben wir uns zu einer grundlegenden Sanierung des Portefeuilles entschlossen. Die Brutto-Prämieneinnahmen stiegen nur leicht auf 67,5 Mio. EUR (63,3 Mio. EUR). Nach einem positiven Ergebnis im Vorjahr war im Berichtsjahr ein negatives operatives Ergebnis (EBIT) von 6,3 Mio. EUR zu verzeichnen.

Asien

Die asiatischen Märkte werden gegenwärtig durch die beiden Niederlassungen der Hannover Life Re International in *Kuala Lumpur* und in *Hongkong* betreut. Wir konnten im Berichtsjahr erhebliche akquisitorische Fortschritte in den ASEAN-Märkten *Malaysia* und *Singapur* sowie in der *Volksrepublik China* verzeichnen, wo wir den ersten Finanzierungsvertrag mit einem großen Zedenten abschließen konnten.

Das Prämienvolumen stieg um 6,8 % auf 47,0 Mio. EUR, wobei die Märkte Hongkong, Japan und Malaysia die bedeutendste Rolle spielten. Der Risikoverlauf fiel im Berichtsjahr sehr unterschiedlich aus. Bei einem wichtigen japanischen Lebensvertrag stellte sich unerwartet – wie schon im Vorjahr – eine überdurchschnittliche Anzahl von Schäden ein, die neben der Übernahme der laufenden Schäden auch die Stellung einer zusätzlichen Rückstellung als Premium Deficiency Reserve notwendig machte. Demgegenüber war der versicherungstechnische Verlauf in Greater China sehr gut, in den ASEAN-Märkten sogar exzellent.

In der VR China wollen wir unsere Marktposition mittelfristig deutlich ausbauen und haben uns daher im vierten Quartal 2003 entschieden, bei der chinesischen Aufsichtsbehörde, der China Insurance Regulatory Commission (CIRC) das Lizenzierungsverfahren für den Betrieb einer Niederlassung in Shanghai einzuleiten. Wir erwarten die Geschäftsaufnahme dieser Operation im ersten Halbjahr 2005.

Finanz-Rückversicherung

Der Gesamtlage auf den Erst- und Rückversicherungsmärkten wird in der Finanz-Rückversicherung besondere Bedeutung beigemessen, da wir unsere Kunden oft auf Gesamtgeschäftsbasis und nicht – wie in anderen Geschäftsfeldern üblich – auf Einzelspartenbasis rückversichern.

Es ist daher eine erfreuliche Entwicklung, dass über verschiedene Sparten hinweg sich auch im Berichtsjahr die weltweiten Erstversicherungsraten und -konditionen nach wie vor auf hohem Niveau befinden, mit der Tendenz zu weiteren Erhöhungen im Haftpflichtbereich und ersten Abschwächungen im Sachgeschäft. Einige Erstversicherer hatten auch im Berichtsjahr wieder mit Abwicklungsverlusten, insbesondere aus den sehr schlechten Zeichnungsjahren 1997 bis 2000, und der asbestschadenbedingten Klagewelle zu kämpfen. Dies führte zusammen mit einem in der Regel reduzierten Ergebnis aus den Kapitalanlagen dazu, dass bei einem substanziellen Prämienwachstum im harten Markt und erhöhten Selbstbehalten deutliche Solvenzmargenengpässe entstanden. Herabstufungen durch Rating-Agenturen waren die Folge. Gleiches galt im Großen und Ganzen auch für die Rückversicherungsbranche weltweit. Diese Situation führte zu einer verstärkten Nachfrage nach Finanz-Rückversicherungsprodukten.

Harter Markt verstärkt Nachfrage nach Finanz-Rückversicherung

Wir konnten 2003 unsere Marktposition in diesem Umfeld weiter ausbauen. Einige Mitbewerber haben ihre Zeichnungen im nichttraditionellen Geschäft der Finanz-Rückversicherung deutlich reduziert. Andere befinden sich sogar in der Abwicklung. Nur eine kleine Anzahl von Konkurrenten, meist aus Bermuda, hat vor, in Nordamerika oder Europa zu expandieren.

Kennzahlen zur Finanz-Rückversicherung

in Mio. EUR	2003	+/- Vorjahr	2002	2001	2000	1999
Gebuchte Bruttoprämien	1 632,7	31,4 %	1 242,6	1 740,6	870,2	508,6
Verdiente Nettoprämien	1 563,4	29,1 %	1 211,0	1 280,4	800,8	462,6
Operatives Ergebnis (EBIT)	148,2	209,9 %	47,8	65,7	53,4	46,6
Jahresüberschuss nach Steuern	99,1	149,6 %	39,7	45,6	41,3	36,1
Ergebnis je Aktie in EUR	0,90	121,7 %	0,41	0,47	0,46	0,41
Selbstbehalt	94,3 %		95,2 %	76,4 %	92,4 %	91,0 %

Auf dem Markt für Finanz-Rückversicherungen haben die zahlreichen Insolvenzskandale der letzten Jahre im amerikanischen und australischen Raum zu einer verschärften Aufmerksamkeit der Wirtschaftsprüfer geführt. Auch die Aufsichtsbehörden der großen Märkte erwägen, neue Richtlinien zu schaffen, die einen potenziellen Missbrauch von derartigen Verträgen erschweren sollen, ohne aber die ökonomisch gewollten, vielfältigen Vorteile dieser Produkte zu behindern. In vielen Ländern arbeiten wir mit den Aufsichtsbehörden und führenden Wirtschaftsprüfungsgesellschaften zusammen, um entsprechende Richtlinien zu erarbeiten.

In der Europäischen Union bereiten sich viele Erstversicherer derzeit auf die Einführung der International Financial Reporting Standards (IFRS) im Jahr 2005 vor. Dies wird generell eine höhere Ergebnisvolatilität zur Folge haben. Wir gehen davon aus, dass die Einführung der IFRS eine höhere Nachfrage nach Finanz-Rückversicherungsprodukten mit sich bringen wird.


MIT UNS WERDEN DIE
WEGE KÜRZER.



Menschen und Unternehmen wollen wirtschaftlich erfolgreich sein. Eine langfristige Planung und ein dauerhafter Ausgleich von Ergebnissen sind allerdings nur möglich, wenn man Absicherungs- und Finanzierungsformen optimal auswählt und kombiniert. Dabei müssen erfahrene Mitarbeiter intelligente Strategien entwickeln, um die maßgeblichen Erfolgskriterien zu erfüllen. So können schließlich nichttraditionelle Rückversicherungskonzepte positiv auf das Unternehmensergebnis wirken und es gesamtheitlich stabilisieren. Ein großer Schritt zum Erfolg, finden wir.

Weltweit sind wir einer der drei größten Anbieter für klassische Finanz-Rückversicherungslösungen. Wir treten dabei unter dem Markennamen „Hannover Re Advanced Solutions" auf und betonen damit unsere Expertise für die individuell auf Kunden zugeschnittenen Lösungen unseres Geschäftsfeldes. In unserem größten Markt, den USA, sind wir hauptsächlich bei großen Maklerhäusern und Versicherungskonzernen präsent, mit denen wir größtenteils langjährige Geschäftsbeziehungen pflegen. Anfang 2003 haben wir mit einer neuen Repräsentanz in Chicago unsere Marktpräsenz vor Ort verstärkt.

Geografische Verteilung der Finanz-Rückversicherung in % der Bruttoprämie


Restliches Europa
6 %
Asien
2 %
Deutschland
21 %
Nordamerika
71 %

In Großbritannien vertreiben wir unsere Produkte vornehmlich über in London ansässige Maklerbüros. Auch in unserem Heimatmarkt Deutschland haben wir im Berichtsjahr unsere Marktpräsenz erhöht. Weitere Märkte, auf denen wir vertreten sind, sind das restliche Europa, insbesondere auch die Staaten Osteuropas, sowie Australien, Asien, Lateinamerika, der Mittlere Osten und Afrika.

Im Berichtsjahr verfolgten wir unsere gewohnt konservative Linie hinsichtlich der Bewertung von Risiken weiter, und zwar in diesem Geschäftssegment vor allem der Timing-, Insolvenz- und Zeichnungsrisiken. Wir beschränken unseren Marktauftritt dabei auf die Finanz-Rückversicherung im engeren Sinne und nehmen nicht an kapitalmarktgetriebenen Transaktionen teil. Wir zeichnen keine traditionellen Loss-Portfolio-Transfers (LPTs) oder Finanzierungsprojekte und auch keine Restwertversicherungen. Nachdem in den Jahren vor 2002 eine große Nachfrage nach Jahresüberschadenexzedenten-Verträgen bestand, hat sich im Berichtsjahr die Wendung hin zu finanzorientierten Produkten wie kapitalersetzenden proportionalen Quotenverträgen fortgesetzt.

Das Geschäft der Hannover Re Advanced Solutions wird vornehmlich von unseren irischen Gesellschaften gezeichnet, die mit einer starken Kapitalisierung, guten Ratings und bei vielen Transaktionen mit einer Rechnungslegung aufwarten können, die gegenüber anderen Ländern von Vorteil ist. Sollten die Rahmenbedingungen einer bestimmten Transaktion dies jedoch nahe legen, so zeichnen wir Geschäft auch außerhalb Irlands, vornehmlich in Deutschland. Im Berichtsjahr haben wir unsere Kapitaldecke weiter gestärkt und das Portefeuille stärker diversifiziert, und zwar dadurch, dass wir im Zuge der Kapitalerhöhung der Hannover Rück-Gruppe im Juni 2003 die dabei erfolgte Sacheinlage, die ehemalige HDI Re (Ireland) Ltd., integriert haben.

Bei der flexiblen und individuellen Betreuung unserer Kunden hilft uns die Tatsache, dass wir uns bei unseren Zeichnungen in der Finanz-Rückversicherung auch auf das in den traditionellen Bereichen der Hannover Rück vorhandene Know-how hinsichtlich aktuarischer Bewertungen und Zeichnungsexpertise stützen können. Dies wird bewusst und konsequent von Hannover Re Advanced Solutions eingefordert und in Entscheidungen mit einbezogen. Ähnlich wie in anderen Geschäftsfeldern erzielen wir die gewünschte Risikodiversifikation durch eine Streuung der geografischen Lage und der Risikoklasse unserer Zeichnungen, die beispielsweise sowohl Sach- als auch Haftpflichtgeschäft umfassen.

Großschäden fielen im Berichtsjahr nicht an. Auch die Entwicklung in der Erst- und Rückversicherung der schwachen Zeichnungsjahre 1997 bis 2000 hat sich nicht wesentlich auf die Finanz-Rückversicherung ausgewirkt, da für die betroffenen Verträge dieser Jahre in der Regel schadenabhängige Zusatzprämien zu Gunsten der Hannover Rück anfielen.

Der Verlauf des Finanz-Rückversicherungsgeschäfts im Berichtsjahr war außerordentlich erfreulich. Die gebuchte Bruttoprämie stieg trotz negativer Währungskurseinflüsse kräftig. Sie erhöhte sich um 31,4 % auf 1,6 Mrd. EUR (1,2 Mrd. EUR). Dabei ist aber zu berücksichtigen, dass dieses Wachstum u. a. durch die Erstkonsolidierung der HDI Reinsurance (Ireland) Ltd. unterstützt wurde. Bei konstanten Wechselkursen, insbesondere des US-Dollar zum Euro, hätte der Anstieg sogar 48,5 % betragen. Dies spiegelte sich auch in der verdienten Nettoprämie wider, die in die-

sem Geschäftsfeld im Berichtsjahr 1,6 Mrd. EUR (1,2 Mrd. EUR) betrug. Einen Rekord verzeichnete das operative Ergebnis (EBIT) mit 148,2 Mio. EUR, das sich im Vergleich zum Vorjahr mehr als verdreifachte (47,8 Mio. EUR). Auch der Jahresüberschuss konnte mit 149,6 % dreistellig gesteigert werden auf 99,1 Mio. EUR (39,7 Mio. EUR), womit sich der Gewinn je Aktie des Geschäftsfelds auf 0,90 EUR (0,41 EUR) belief.

Programmgeschäft

Unsere amerikanische Tochtergesellschaft Clarendon ist der unbestrittene Marktführer im Programmgeschäft in den USA. Das Programmgeschäft ist eine spezielle Form der Erstversicherung, die sich spezialisiert auf eng definierte, homogene Portefeuilles spezieller Risiken (Programme), die typischerweise nicht oder nicht ausreichend von traditionellen Versicherern angeboten werden. Ein weiteres Charakteristikum dieses Geschäftsfeldes besteht darin, dass alle wesentlichen Funktionen des Versicherungsgeschäftes (von der Akquisition über das Ausstellen der Policen und das Prämieninkasso bis hin zur Schadenregulierung) ausgegliedert sind. Clarendon verfügt über die notwendigen Zulassungen in allen 50 Bundesstaaten der USA und ist dort die einzige Gesellschaft, die sich ausschließlich auf das Programmgeschäft konzentriert. Die einzelnen Verträge werden dabei von rund 55 mit Clarendon verbundenen Zeichnungsagenturen, so genannten Managing General Agents (MGAs), gezeichnet.

Im Berichtsjahr ist die Anzahl der Marktsegmente, in denen zweistellige Ratenerhöhungen durchgesetzt werden konnten, im Vergleich zum Vorjahr zurückgegangen. Trotzdem konnten über alle Sparten hinweg in der Regel Preiserhöhungen erzielt werden, die deutlich über der Entwicklung der Schadentrends des Geschäfts lagen. Auch die Konditionen der Verträge konnten auf dem für Versicherer attraktiven Niveau gehalten werden; es waren keine Anzeichen von Zugeständnissen wie z. B. erweiterte Deckungsumfänge zu beobachten. Die Sanierung der Portefeuilles der Clarendon war bereits im Jahre 2002 abgeschlossen worden. Damals wurden rund 50 % aller Programme nicht erneuert, was 30 % der Bruttoprämie entsprach, und durch profitableres Geschäft ersetzt. Diese Umstrukturierung zahlte sich im Berichtsjahr aus: Die „neue" Clarendon konnte wiederum zufrieden stellende Ergebnisse liefern, wenn diese auch etwas niedriger ausfielen als im Vorjahr.

Gebuchte Bruttoprämien der Clarendon nach Sparten


Unfall und Kranken 4 %
Arbeitsunfall 20 %
Allgemeine Haftpflicht 16 %
Programme in Abwicklung 14 %
Gewerbliche Kraftfahrt 12 %
Privat-Kraftfahrt 10 %
Gekündigte Programme 8 %
Hausbesitzer 6 %
Gewerbliche Sach 5 %
Sonstige 5 %

Kennzahlen zum Programmgeschäft

in Mio. EUR	2003	+/- Vorjahr	2002	2001	2000	1999
Gebuchte Bruttoprämien	2 646,7	-3,0 %	2 729,1	2 457,4	1 974,4	1 363,7
Verdiente Nettoprämien	1 155,9	38,8 %	832,9	486,1	292,7	163,4
Versicherungstechnisches Ergebnis	20,0	-61,4 %	51,9	40,1	-7,4	41,9
Operatives Ergebnis (EBIT)	57,1	-17,3 %	69,0	33,6	4,7	28,8
Jahresüberschuss nach Steuern	42,2	-2,6 %	43,3	17,8	3,1	15,8
Ergebnis je Aktie in EUR	0,39	-13,5 %	0,45	0,18	0,03	0,18
Selbstbehalt	46,4 %		37,8 %	27,4 %	14,5 %	12,0 %
Kombinierte Schaden-/Kostenquote	98,3 %		93,8 %	91,7 %	102,5 %	74,4 %


DIE KUNST, RISIKEN ALS CHANCEN
ZU ERKENNEN – UND WIE MAN
DIESE NUTZT.



Ungewöhnliche Risiken versprechen ungewöhnliche Erträge. Deshalb gestaltet das Programmgeschäft individuelle Versicherungskonzepte mit Gewinn bringendem Kosten-Risiko-Verhältnis – auch für Versicherungsfelder, deren Potenzial gewöhnlich nicht als solches wahrgenommen wird. Wenn man hingegen jedes Risiko eingehend und individuell betrachtet, kann man Wege für profitables Geschäft finden, z.B. mit der Versicherung von Kunstwerken und wertvollen Privatsammlungen.

Im Berichtsjahr traten einige neue Teilnehmer in den Markt ein, was zwar den Wettbewerb verstärkte, aber die Qualität der Programme nicht verschlechterte. Die unterdurchschnittlichen Kapitalanlageergebnisse im Berichtsjahr führten auch im Programmgeschäft dazu, dass die Zeichnungsdisziplin aufrechterhalten wurde, um versicherungstechnische Gewinne zu erzielen.

Diese Beobachtung spiegelt sich in den Geschäftsverläufen der einzelnen Sparten wider. Im einzelnen deckte die Clarendon im Berichtsjahr Risiken in folgenden Sparten: gewerbliches Kraftfahrtgeschäft, allgemeines Haftpflichtgeschäft, Arbeitsunfall-Versicherung, gewerbliche Sachversicherung, Unfall- und Krankenversicherung sowie Transportgeschäft.

Im Zuge der Umstrukturierungsmaßnahmen der vergangenen Jahre ist es Clarendon gelungen, die Profitabilität des Geschäfts nachhaltig zu steigern, und zwar vor allem mit Hilfe eines neuen Geschäftsmodells: Aus den beiden in der Vergangenheit zu beobachtenden Geschäftsmodellen, dem gebührenorientierten Modell auf der einen Seite und dem Selbstbehalts-Modell auf der anderen, haben wir eine dritte Form geschaffen, mit der wir uns von den Zyklusbewegungen unabhängiger machen: das so genannte zeichnungsorientierte Modell der Clarendon erlaubt es uns, sowohl Gebühreneinnahmen für unsere Dienstleistung zu realisieren als auch am versicherungstechnischen Gewinn zu profitieren, indem wir bei der Auswahl des Geschäfts konsequente Zeichnungsmethoden und Risikomodelle anwenden. Die wesentlich verbesserte Qualität des Geschäfts unter dem neuen zeichnungsorientierten Modell hat dazu geführt, dass die Beziehungen zu den Rückversicherern unserer Programme optimiert wurden.

Nachhaltige Steigerung des Selbstbehalts durch zeichnungsorientiertes Modell

Auch die Finanzkraft-Ratings sind für das Programmgeschäft wichtig; die für das US-Geschäft wichtige Rating-Agentur A.M. Best bestätigte der Clarendon ein Rating der Kategorie „very strong" („A-").

Die Geschäftsergebnisse der Clarendon waren im Jahr 2003 zufrieden stellend. Die konstante Bruttoprämie von 2,4 Mrd. EUR (2,4 Mrd. EUR) fiel hauptsächlich wegen der Schwäche des US-Dollar zum Euro so niedrig aus. Bei höheren konstanten Wechselkursen wäre die Bruttoprämie deutlich zweistellig gestiegen. Die Beilegung von Rechtsstreitigkeiten mit Rückversicherern aus Altgeschäft wirkte sich negativ auf das Ergebnis aus, wobei zu berücksichtigen ist, dass wir diese Aufwendungen von den früheren Eignern der Clarendon zurückfordern. Der Beitrag der Clarendon zum Jahresüberschuss der Hannover Rück betrug somit 37,3 Mio. EUR (45,1 Mio. EUR).

Neben der Clarendon zeichnet auch die International Insurance Company of Hannover Ltd. (Inter Hannover) in London Programmgeschäft. Hauptmärkte für die Inter Hannover sind neben Großbritannien die Märkte Irland, Skandinavien, Frankreich und Deutschland. Diese stellten sich im Berichtsjahr recht unterschiedlich dar: Während sich in Großbritannien und Irland Raten und Konditionen leicht verschlechterten und in Frankreich und Deutschland ein mehr oder weniger statischer Markt vorherrschte, konnten in den skandinavischen Ländern nochmals bessere Raten und Konditionen erzielt werden.

Die wichtigste Sparte der Inter Hannover ist zurzeit die Kraftfahrzeugversicherung. Weitere Engagements bestehen in der industriellen und privaten Sach- und Haftpflichtversicherung sowie in der Gewerbe- und Transportversicherung.

Die Inter Hannover konnte ihre Bruttoprämie im Berichtsjahr um 6,6 % auf 275,3 Mio. EUR (258,2 Mio. EUR) steigern. Die Inter Hannover trug 8,5 Mio. EUR (7,0 Mio. EUR) zum Konzern-Jahresüberschuss bei.

Die im Programmgeschäft tätigen Gesellschaften der Hannover Rück-Gruppe konnten im Berichtsjahr gemeinsam Bruttoprämien in Höhe von 2,6 Mrd. EUR (2,7 Mrd. EUR) erzielen. Bei konstanten Wechselkursen hätte die Bruttoprämie im Vergleich zum Vorjahr um 15,4 % höher gelegen. Dies bedeutet einen Beitrag zum Konzern-Jahresüberschuss von 42,2 Mio. EUR (43,3 Mio. EUR) oder 0,39 EUR (0,45 EUR) je Aktie.

Kapitalanlagen

Nach drei ausgesprochen schwachen Börsenjahren entwickelten sich die wichtigsten US-Aktienindizes im Berichtsjahr auf breiter Front positiv. Auf US-Dollarbasis legten sowohl Dow Jones (+25 %) als auch S&P 500 (+26 %) deutlich zu und wurden von der Technologiebörse Nasdaq (+50 %) sogar noch deutlich übertroffen.

Dabei hatte das Jahr 2003 bis Mitte März den bis dahin gültigen Abwärtstrend zunächst noch verstärkt. Sowohl in den USA als auch in Europa standen die Finanzmärkte unter massivem Einfluss der Ereignisse im Irak. Erst nach Abschluss der Kriegshandlungen fokussierten sich die Marktteilnehmer wieder auf die wirtschaftliche Erholung. Vermehrte positive Fundamentaldaten, der niedrige US-Leitzins sowie die Aussicht auf fiskalische Impulse seitens der US-Regierung hellten das Gesamtbild im Jahresverlauf weiterhin zunehmend auf. Im Windschatten der US-amerikanischen Konjunkturerholung gelangen auch den europäischen Indizes deutliche Zuwächse. Der Euro-Stoxx 50 gewann 15,7 %, der deutsche Leitindex Dax stieg sogar um 37,1 %. Der Entwicklung an den Devisenmärkten Rechnung tragend, entsprach dies auf US-Dollarbasis für den Euro-Stoxx 50 einem Plus von 38,3 % und für den Dax einem Zuwachs von 64,0 %.

Parallel zu dieser Entwicklung nahm die Volatilität an den Aktienmärkten der USA und Europas spürbar ab. Im Sommer waren z. T. massive Umschichtungen der Investoren von Anleihen in Aktien feststellbar.

Zwischen Mai und November zeigte sich indes, dass der US-Leitindex S&P 500 nicht aus seiner Handelsspanne zwischen 950 und 1.050 Punkten auszubrechen vermochte und seitwärts tendierte. Dies war umso bemerkenswerter, als nach den Konjunkturdaten nun auch die Unternehmensergebnisse auf breiter Linie besser wurden.

Insgesamt bewies diese Entwicklung, dass positive Nachrichten oftmals zwar relativ schnell von den Aktienkursen reflektiert werden, dann aber nur bis zu einem begrenzten Niveau Impulse geben können. Erst als sich die lange Zeit noch ausgebliebene Besserung am US-Arbeitsmarkt abzeichnete, erhielten die Aktienmärkte einen neuen Schub, der die Kurse gegen Jahresende weiter anziehen ließ.

Im internationalen Vergleich gelang es den europäischen Leitindizes im Jahresverlauf, die Underperformance des Jahres 2002 relativ zum US-Leitmarkt zu überwinden.

Zuwachs der Kapitalanlagen um 13 %

Im abgelaufenen Geschäftsjahr haben wir den Gesamtbestand unserer Kapitalanlagen ohne Depotforderungen um 13,0 % auf 14,4 Mrd. EUR gesteigert (12,7 Mrd. EUR). Hier überlagern sich mehrere Effekte. Der sehr gute Verlauf unseres Rückversicherungsgeschäfts bewirkte zusätzlich zu der im zweiten Quartal erfolgreich durchgeführten Kapitalerhöhung einen hohen Netto-Mittelzufluss. Die positive Entwicklung der Aktienmärkte schlug sich hingegen auf Grund unserer vorsichtigen Gewichtung dieser Vermögensklasse in den Bewertungsreserven nur begrenzt nieder. Dennoch waren zum Jahresende wieder positive stille Reserven auf Aktien in Höhe von 59,0 Mio. EUR zu verzeichnen. Auf Grund der Volatilität an den Rentenmärkten ergab sich zum Jahresende insgesamt eine Verminderung der unrealisierten Kursgewinne aus festverzinslichen Wertpapieren von 125,0 Mio. EUR. Dabei ist zu berücksichtigen, dass unterjährig per Saldo 140,8 Mio. EUR an Kursgewinnen aus Aktien und Renten realisiert worden sind.

Der Euro legte im Jahresverlauf gegenüber der Mehrzahl der für uns relevanten Währungen, insbesondere gegenüber dem US-Dollar, der 21,1 % verlor, zu. Ohne den dämpfenden Einfluss des US-Dollar wäre das Volumen unserer Kapitalanlagen auf 15,7 Mrd. EUR (+23,3 %) gestiegen. Im Rahmen unseres Asset-Liability-Managements wird die Währungsverteilung der Kapitalanlagen durch den Verlauf der versicherungstechnischen Bilanzpositionen bestimmt. Damit wird eine weitgehende Kongruenz zwischen Aktiva und Passiva erzeugt, so dass die erfolgswirksamen Währungskursschwankungen in einem überschaubaren Rahmen gehalten werden können. So wurden zum Jahresende 42,9 % der Kapitalanlagen in US-Dollar, 36,9 % in Euro und 9,3 % in Britischen Pfund Sterling gehalten.

Auf Grund unserer weiterhin vorsichtigen Einschätzung der Aktienmärkte haben wir auch im Berichtsjahr Dividendentitel in unserem Portefeuille untergewichtet und nur vorsichtig neue Investments im Aktienmarkt getätigt. Das Anlageuniversum bilden dabei weiterhin Titel der führenden Leitindizes (Euro-Stoxx 50, S&P 500, Nikkei) mit hohem Liquiditätsgrad. Zum Jahresende waren lediglich 6 % unserer Kapitalanlagen in börsennotierten Aktien investiert. Durch taktische Ausnutzung der unterjährigen Kursschwankungen konnten wir dennoch an der positiven Entwicklung an den Aktienmärkten partizipieren.

Zusammensetzung der Kapitalanlagen


Sonstige 4 %
Immobilien 2 %
Aktien 6 %
Kurzfristige Anlagen und Barmittel 7 %
Festverzinsliche Wertpapiere 81 %

Entsprechend den Bilanzierungsvorschriften der amerikanischen Securities and Exchange Commission (SEC) für Unternehmen, die nach US GAAP bilanzieren, überprüfen wir grundsätzlich in jedem Quartal die Bestände all jener Aktien, die mehr als 20 % unter ihrem Buchwert notierten, auf ihre Werthaltigkeit. Mit Blick auf unsere vorsichtige Positionierung hinsichtlich der Aktienmärkte haben wir diese Wertpapiere nahezu ausnahmslos auf den Marktwert abgeschrieben. Insgesamt wurden damit im Berichtsjahr 65,3 Mio. EUR an Abschreibungen auf börsennotierte Aktien vorgenommen. Im Vorjahr waren es noch 164,6 Mio. EUR gewesen. Aus dem Verkauf von Aktien haben wir 67,6 Mio. EUR Kursgewinne realisiert, sowie 34,1 Mio. EUR Kursverluste. Der Saldo des unrealisierten Erfolgs aus Aktien betrug zum Berichtsjahresende 59,0 Mio. EUR (-141,3 Mio. EUR).

Im Bereich der alternativen Investments haben wir die langfristige Anlagestrategie beibehalten. Neue Investitionen erfolgten hauptsächlich bei Unternehmensbeteiligungen in Höhe von 27,5 Mio. USD sowie 5,0 Mio. EUR und im Sektor Distressed Funds in Höhe von 15,0 Mio. USD. Während die Kapitalabrufe und -rückzahlungen aus Private Equity Funds sich unterjährig mit 31 Mio. EUR bzw. 33 Mio. EUR nahezu die Waage hielten, entwickelte sich der Wert des Portefeuilles moderat positiv. So konnten einige Private Equity-Gesellschaften selektiv die Erholung an den Kapitalmärkten für Realisationen nutzen. Insbesondere Distressed Securities Funds führten nach einer exorbitanten Rally im unteren Segment der Non-Investmentgrade Bonds im Jahresverlauf signifikant Kapital an die Investoren zurück. Hochverzinsliche Rentenanlagen und Staatsanleihen aus Schwellenländern konnten mit einem Netto-Wertzuwachs von knapp 19 % im Jahresverlauf ebenfalls von der zunehmenden Entspannung an den Kapitalmärkten profitieren. Auch die im Bestand befindlichen Hedge Funds konnten mit einer Wertentwicklung von +26 % eine gute Performance aufweisen.

Noch im Frühjahr 2003 beherrschten Deflationsängste die Zinsmärkte, die diese im Mai dann haussieren ließen. Der Mitte Juni begonnene rasante Renditeanstieg spiegelte dann die thematische Abkehr von der Deflationsdebatte wider. Die Renditen 10-jähriger US-Anleihen stiegen bis Anfang September auf 4,6 % an, bevor sie sich bis Jahresende zwischen 4,0 % und 4,5 % einpendelten. Speziell in der zweiten Jahreshälfte bewegten sich die Renditen der Eurozone nahezu deckungsgleich zu den US-Renditen.

Im Juni senkte die US-Notenbank letztmals den Leitzins auf 1,00 %, während die Europäische Zentralbank mit einer Reduzierung auf 2,00 % weitaus defensiver agierte.

Unser Bestand an festverzinslichen Wertpapieren stieg von 9,5 Mrd. EUR um 22,3 % auf 11,6 Mrd. EUR. Den generellen Renditerückgang, aber auch den sinkenden Renditevorteil von Unternehmensanleihen gegenüber Staatsanleihen haben wir weitgehend genutzt, um Kursgewinne von rund 164,0 Mio. EUR zu realisieren; so sanken die saldierten, unrealisierten Kursgewinne in unserem festverzinslichen Portefeuille von 284,6 Mio. EUR auf 159,6 Mio. EUR. Unterjährige Marktrenditeschwankungen konnten weitgehend optimal durch taktisches Durationsmanagement genutzt werden in dem Bereich, der durch die versicherungstechnischen Passiva vorgegeben ist. Dabei ist es gelungen, die durchschnittliche Qualität der Wertpapiere im Jahresverlauf leicht zu erhöhen. Der Anteil

von „A" und besser eingestuften Wertpapieren lag mit 91,1 % auf dem Vorjahresniveau. Dieses hohe Qualitätsniveau spiegelte sich auch in den im Berichtsjahr deutlich gesunkenen Abschreibungen auf festverzinsliche Wertpapiere wider (29,7 Mio. EUR).

Neuanlagen haben wir in der zweiten Jahreshälfte vorrangig in Papiere mit mittel- bis langfristiger Duration getätigt. In Anbetracht der hohen Volatilität und der erheblichen Unsicherheit auf den Kreditmärkten haben wir dabei die Bonität des Portefeuilles auf hohem Niveau gehalten. Insgesamt jedoch halten wir die Duration des Portefeuilles bewusst flexibel, also etwas kürzer als die neutrale Position, um auf Änderungen des Zinsniveaus reagieren zu können. Dabei nehmen wir bewusst kurzfristige Einbußen an laufenden Zinsen in Kauf.

Zum Berichtsjahresende hielten wir 569,6 Mio. EUR in kurzfristigen Kapitalanlagen einschließlich Tages- und Festgelder sowie 386,1 Mio. EUR an laufenden Guthaben.

Die ordentlichen Kapitalanlageerträge in Höhe von 1,1 Mrd. EUR verblieben nahezu konstant auf dem Vorjahresniveau. Das ist darauf zurückzuführen, dass die Rentenniveaus, die im Berichtsjahr weltweit rückläufig waren, den absoluten Anstieg der Kapitalanlagen kompensierten. Ebenso verblieb der Anteil der Depotzinsen in Höhe von 510,5 Mio. EUR am ordentlichen Ergebnis relativ konstant, da die Depotforderungen in etwa auf dem Vorjahresniveau von 7,7 Mrd. EUR verharrten.

In Anbetracht der weiterhin bestehenden Unsicherheit an den Kapitalmärkten weist das außerordentliche Ergebnis aus den Kapitalanlagen im Berichtsjahr eine positive Tendenz auf. Kurzfristige Chancen am Rentenmarkt konnten wir zur Realisierung von Gewinnen nutzen. Durch den Abgang von Kapitalanlagen wurden im Berichtszeitraum insgesamt 255,3 Mio. EUR Gewinne erwirtschaftet. Dem standen realisierte Verluste in Höhe von 114,6 Mio. EUR gegenüber. Im Vergleich zum Vorjahr ergab sich somit ein höherer positiver Saldo von 140,7 Mio. EUR (93,3 Mio. EUR). Deutlich ergebnisverbessernd wirkten sich die gegenüber dem Vorjahr auf 99,3 Mio. EUR gesunkenen Abschreibungen auf Wertpapiere aus, was nicht zuletzt der freundlichen Aktienmarktentwicklung und dem hohen Qualitätsniveau unserer Kapitalanlagen zu verdanken ist.

Qualität der festverzinslichen Wertpapiere


BBB 6 %
< BBB 3 %
A 16 %
AAA 56 %
AA 19 %

Insgesamt stieg das Nettokapitalanlageergebnis im Vergleich zum Vorjahr von 928,4 Mio. EUR auf 1.071,5 Mio. EUR (+15,4 %). Bei konstanten Wechselkursen wäre das Kapitalanlageergebnis deutlich höher ausgefallen. Ungeachtet dieser Einflüsse sind wir angesichts der im Berichtsjahr volatilen Märkte mit dem erzielten Resultat durchaus zufrieden.

Risikobericht

Alle Geschäftsfelder der Hannover Rück sind durch ihre globalen Aktivitäten einer Vielzahl von Risiken ausgesetzt, die untrennbar mit dem unternehmerischen Handeln verbunden sind. Die Übernahme von Risiken und deren professionelles Management ist unser Kerngeschäft als global tätiges Rückversicherungsunternehmen. Risiken wollen wir also nicht grundsätzlich vermeiden, sondern auf Basis fortschrittlicher Methoden und Verfahren gezielt eingehen, soweit die damit verbundenen Chancen eine entsprechende Steigerung des Unternehmenswertes erwarten lassen. Das Risikomanagementsystem zielt ab auf die systematische Identifikation, Beurteilung, Kontrolle und Dokumentation von Risiken. Durch Solvency II wird das Thema Risikomanagement einen neuen, sehr hohen Stellenwert erhalten. Dem Risikomanagement kommt daher eine maßgebliche Bedeutung bei der wertorientierten Unternehmenssteuerung des Hannover Rück-Konzerns zu.

Organisation des Risikomanagements

Zentrale Koordinierung des Risikomanagements mit dezentraler Risikoverantwortung

Das Risikomanagement der Hannover Rück wird zentral koordiniert, basiert aber auf dezentraler Verantwortung in den jeweiligen Bereichen. Dezentrale Risikoverantwortliche sind für die Überwachung der Risiken und der risikopolitischen Maßnahmen innerhalb ihrer jeweiligen Bereiche zuständig, und dezentrale Risikocontroller haben die Aufgabe – auf der Ebene der einzelnen Geschäftsfelder – erhöhte Risikopotenziale schnellstmöglich zu identifizieren und unverzüglich Maßnahmen einzuleiten. Das zentrale Risikocontrolling betreibt die Steuerung des gesamten Prozesses sowie die geschäftsfeldübergreifende Darstellung der Risikosituation des Gesamtunternehmens. Durch die Struktur der dezentralen Verantwortung ist gewährleistet, dass wir Risiken schnellstmöglich identifizieren und steuern können, um das Gefährdungspotenzial wirkungsvoll zu verringern. Die Risikoberichterstattung besteht primär aus Standard- und Ad-hoc-Berichten, die innerhalb eines zentralen Risikoinformationssystems online dargestellt werden. Sie informiert die Entscheidungsträger unverzüglich und umfassend über den Grad der Zielerreichung sowie über wesentliche Markt- und Wettbewerbsveränderungen. Durch die permanente Beobachtung der erfolgskritischen Faktoren werden Fehlentwicklungen frühzeitig erkannt, so dass entsprechende Gegenmaßnahmen eingeleitet werden können. Darüber hinaus erfolgt jährlich eine Risikoinventur, in der alle wesentlichen Risiken identifiziert und bewertet werden. Die wesentlichen Elemente des Risikomanagements sind in Richtlinien niedergelegt, die für den gesamten Hannover Rück-Konzern gültig sind. Unabhängig von diesen installierten Verfahren prüft die interne Revision in allen Funktionsbereichen unseres Hauses, ob die festgelegten Prozesse auch eingehalten werden. Darüber hinaus kontrollieren die Abschlussprüfer, ob das in das Risikomanagementsystem integrierte Risikofrüherkennungssystem geeignet ist, Entwicklungen, die den Fortbestand des Unternehmens gefährden können, frühzeitig zu erkennen.

Permanente Beobachtung der erfolgskritischen Faktoren

Die Risikolage der Hannover Rück ist im Wesentlichen durch die Gesamtbetrachtung der folgenden Risikokategorien geprägt:

- Globale Risiken,
- strategische Risiken,
- operative Risiken; diese unterteilen wir in
  - versicherungstechnische Risiken,
  - Kapitalanlagerisiken sowie
  - operationale Risiken.

Globale Risiken

Globale Risiken resultieren beispielsweise aus Gesetzgebung und Rechtsprechung, aus Politik und gesellschaftlichen Veränderungen, aus Haftungsfragen, Naturkatastrophen sowie Umweltveränderungen. Risiken dieser Art lassen sich kaum reduzieren und auch nur bedingt vermeiden, weil sie nicht im Einflussbereich des Unternehmens liegen. Unsere risikopolitischen Maßnahmen zielen darauf ab, solche Entwicklungen möglichst früh zu erkennen. Wir begegnen diesen Risikopotenzialen u. a. durch eine laufende Überwachung von Schadentrends sowie Schaden- und Großschadenanalysen. Darauf aufbauend erfolgt eine regelmäßige Anpassung der Zeichnungspolitik, z. B. durch entsprechende vertragliche Ausschlüsse oder durch eine sachliche und geografische Diversifizierung des Portefeuilles.

Mit unserer Strategie der Diversifizierung unseres Geschäfts in vier weitgehend von einander unabhängige Geschäftsfelder realisieren wir maximale Ergebnisbeiträge bei einem – auch unter Sicherheits-Gesichtspunkten – optimierten Eigenkapitaleinsatz. Dank dieser Diversifizierung können wir die notwendige Eigenkapitalunterlegung der Schaden-Rückversicherung durch einen optimalen Risikostrukturausgleich innerhalb der Geschäftsfelder in Summe um ca. 50 % reduzieren.

Reduzierte Eigenkapitalerfordernisse in der Schaden-Rückversicherung durch Diversifizierung*


100
50
0
100
83
75
67
56
53
48
45
Schaden-RV
Schaden-RV + Programmgeschäft
Schaden-RV + Finanz-RV
Schaden-RV + Programmgeschäft + Finanz-RV
Schaden-RV + Personen-RV
Schaden-RV + Programmgeschäft + Personen-RV
Schaden-RV + Finanz-RV + Personen-RV
Schaden-RV + Programmgeschäft + Finanz-RV + Personen-RV

**Rebasierte Darstellung: Schaden-Rückversicherung = 100*

Die Entwicklung der jeweiligen nationalen Rahmenbedingungen wird dezentral durch unsere Marktverantwortlichen beobachtet, durch deren Nähe zum Markt und deren Erfahrung sichergestellt ist, dass wesentliche Änderungen erkannt werden. Globale Veränderungen hingegen verfolgen wir zentral innerhalb unserer darauf spezialisierten Servicebereiche. Beispielsweise untersucht der Bereich Group Legal Services die Entwicklungen in der weltweiten Rechtsprechung, z. B. die versicherungstechnischen Auswirkungen der EU-Osterweiterung, asbestbedingte Risiken in Europa oder auch die Rechtsprechung im Zusammenhang mit dem World Trade Center-Ereignis. Ein zentrales Problem der Rückversicherungswirtschaft ist die weltweit zunehmende Zahl der Naturkatastrophen und das damit verbundene hohe Schadenpotenzial. Im Berichtsjahr waren für die Hannover Rück insbesondere die Tornados im mittleren Westen der USA, der Taifun „Maemi" in Südkorea sowie die Hurrikane „Fabian" und „Isabel", die im September auf Bermuda bzw. an der Ostküste der USA erhebliche Schäden verursachten, von Bedeutung. Unsere Schadenbelastung aus diesen Ereignissen belief sich dabei auf brutto 41,8 Mio. EUR, netto waren es 37,4 Mio. EUR. Mit Hilfe von Simulationsmodellen werden bei uns die Erhöhung der Frequenz und des Schadenumfangs von Naturkatastrophen durch Klimaveränderungen weltweit analysiert. Basierend auf diesen Auswertungen bestimmen wir das maximale Engagement, das wir im Konzern für derartige Risiken übernehmen wollen sowie unseren eigenen Rückversicherungsbedarf.

Strategische Risiken

Strategische Risiken sind durch einen Bezug zu den Zielen des Unternehmens gekennzeichnet. Sie entstehen vor allem dann, wenn es zu einem Missverhältnis zwischen der definierten Unternehmensstrategie und den sich kontinuierlich ändernden ökonomischen Rahmenbedingungen kommt. Um die strategischen Unternehmensziele erreichen zu können, müssen Wert- und Kostentreiber transparent sein. Dies gelingt nur mit optimalen Organisations- sowie Entscheidungs- und Berichtsstrukturen. Das Risikomanagement koordiniert die Aktivitäten und unterstützt dadurch die Steuerung von Chancen und Risiken. Um im harten Wettbewerb zu bestehen, überprüfen wir regelmäßig unsere Strategie und passen unsere Strukturen und Prozesse entsprechend an. Alle drei Jahre unterziehen wir die Annahmen, die unserer Unternehmensstrategie zu Grunde liegen, einer gründlichen Überprüfung. Die letzte Überprüfung wurde im Jahr 2002 durchgeführt. In diese Strategierevision sind Mitarbeiterinnen und Mitarbeiter aus verschiedenen Ebenen des Konzerns sowohl aus dem Inland als auch aus dem Ausland einbezogen.

Operative versicherungstechnische Risiken

Steuerung der versicherungstechnischen Risiken durch übergreifende Mechanismen und nach einzelnen Geschäftsfeldern

Jedes Versicherungsunternehmen steht dem Problem gegenüber, im Vorhinein feste Prämien von allen Versicherungsnehmern erheben zu müssen und erst danach zu erfahren, welche Schadenzahlungen es zu erbringen hat. Das versicherungstechnische Risiko besteht also darin, dass das tatsächliche Schadenaufkommen vom erwarteten abweichen und die Summe der zur Verfügung stehenden Prämieneinnahmen (inkl. Sicherheitsmittel) übersteigen kann. Mögliche Ursachen hierfür können z. B. eine falsche Risikoeinschätzung oder Risikostreuung sein, oder zu hohe Abhängigkeiten zwischen den Risiken oder auch der Ausfall von Retrozessionären. Bei der Hannover Rück existieren verschiedene übergreifende, aber auch pro Geschäftsfeld individuelle Mechanismen zur Steuerung der versicherungstechnischen Risiken.

In der Schaden-Rückversicherung werden die Schadenreserven auf aktuarieller Basis ermittelt. Diese Reserven werden für Schäden gebildet, die eingetreten sind und dem Erstversicherer gemeldet wurden, deren Höhe aber noch nicht feststeht und die daher auch noch nicht bezahlt werden können. Darüber hinaus gibt es Schäden, die sich erst spät manifestieren und deshalb erst längere Zeit nach ihrem Eintritt vom Versicherungsnehmer an den Versicherer und von diesem an seine Rückversicherer gemeldet werden. Auch für solche so genannten Spätschäden müssen Rückstellungen gebildet werden, weil bis zur endgültigen Abwicklung dieser Schadenkomplexe oft Jahre oder sogar Jahrzehnte vergehen. Dies gilt vor allem für Haftpflichtschäden. Unsicherheiten bei der Reservierung sind somit unvermeidlich, nicht zuletzt deshalb, weil das Rückversicherungsunternehmen am Ende der Informationskette steht und letztlich von den Angaben seiner Zedenten abhängig ist. Die zusätzlich gebildete Spätschadenreserve des Hannover Rück-Konzerns betrug im Berichtsjahr 1.504,3 Mio. EUR. Die Spätschadenreserve wird differenziert nach Risikoklassen und Regionen errechnet. Insgesamt werden in 53 Teilsegmenten die erwarteten Endschadenquoten berechnet.

In den letzten Jahren häuften sich weltweit gerichtliche Klagen wegen Personenschäden aus dem Gebrauch von Asbest. Die Exponierung der Hannover Rück im Hinblick auf Asbest- und Umweltschäden ist allerdings relativ gering. Wir zeichnen erst seit den siebziger Jahren Geschäft im US-Markt – mit seinerzeit sehr geringen Volumina. Darüber hinaus haben wir bereits etliche exponierte Altverträge abgelöst. Trotzdem haben wir angesichts erhöhter Risiken bezüglich der Asbest- und Umweltschäden unsere Reserven weiter gestärkt. Für 2003 haben wir unsere eigenen Zusatzreserven um 20,7 % erhöht. Die relative Höhe dieser Reserven wird anhand der so genannten „Survival Ratio" gemessen. Diese Kennzahl drückt aus, wie viele Jahre die Reserven ausreichen, wenn die durchschnittliche Höhe

der Schadenzahlungen der letzten drei Jahre fortdauern würde. Am Ende des Berichtsjahres lag unsere Survival Ratio bei 30,2. Dies macht deutlich – auch im Vergleich zu unseren Mitbewerbern –, dass unsere Rückstellungen angemessen sind. Wir erwarten daher auch in Zukunft aus diesem Bereich keine wesentlichen Risiken.

Survival Ratio 30,2 Jahre

Rückstellungen für asbestbedingte Schäden und Umweltschäden

	2003			2002		
	Einzelschadenrückstellungen in Mio. EUR	Spätschadenrückstellungen in Mio. EUR	Survival Ratio in Jahren	Einzelschadenrückstellungen in Mio. EUR	Spätschadenrückstellungen in Mio. EUR	Survival Ratio in Jahren
Asbestbedingte Schäden/ Umweltschäden	28,1	101,9	30,2	21,6	84,4	16,9

Auf der Grundlage von DRS 5–20 § 24 und des Statement of Position (SOP) 94–6 des AICPA „Disclosure of Certain Significant Risks and Uncertainties" wird in der nachfolgenden Tabelle die Netto-Rückstellung der Jahre 1993 bis 2003 für noch nicht abgewickelte Versicherungsfälle des Geschäftsfelds Schaden-Rückversicherung sowie deren Abwicklung dargestellt. Damit sind die Schadenrückstellungen des Geschäftsfelds annähernd vollständig erfasst. Die Angaben für die Jahre 1993 bis 1997 sind nach deutschen Rechnungslegungsvorschriften erstellt. Seit 1998 basieren die Daten auf US-amerikanischen Rechnungslegungsprinzipien (US GAAP).

Das Abwicklungsdreieck – als Indikator für die Bemessung der Schadenrückstellungen – verdeutlicht, wie sich die Beurteilung der Rückstellung im Zeitablauf durch die geleisteten Zahlungen und die Neuberechnung der zu bildenden Rückstellung zum jeweiligen Bilanzstichtag verändert hat. Nach SFAS 60 sind die Gesamtkosten für den Ausgleich eines Schadens einschließlich inflationärer und anderer sozialer und wirtschaftlicher Faktoren unter Verwendung von Erfahrungswerten und unter Berücksichtigung gegenwärtiger Trends anzusetzen. Die Schadenrückstellungen beruhen naturgemäß zu einem gewissen Grad auf Schätzungen, die mit einem Unsicherheitsfaktor behaftet sind. Der Unterschied aus ursprünglicher und aktueller Einschätzung schlägt sich im Netto-Abwicklungsergebnis nieder.

Im Rückversicherungsgeschäft kommt es durch Rückversicherungsverträge, deren Laufzeit nicht das Kalenderjahr ist oder die auf Zeichnungsjahrbasis abgeschlossen werden, regelmäßig dazu, dass Schadenaufwendungen nicht exakt dem Geschäfts- oder dem Vorjahr zugewiesen werden können. Dadurch wird insbesondere das erste Vorjahr gegebenenfalls verzerrt dargestellt. Aussagekräftige Analysen sind daher unseres Erachtens erst nach einem Zeitraum von mindestens zwei Jahren sinnvoll.

Ein maßgeblicher Einflussfaktor ist dabei auch die Wertentwicklung des Euro bezogen auf die wichtigsten Fremdwährungen. Für die Hannover Rück sind dies vor allem der US-Dollar und das Pfund Sterling (vgl. Kapitel 7.7 im Konzern-Anhang). Der Wertverlust dieser Währungen im Vergleich zum Vorjahr (USD -21,1 % und GBP -8,7 %) gegenüber dem Euro führte zu einem spürbaren Rückgang der Schadenrückstellungen.

Die auf der nächsten Seite folgende tabellarische Darstellung zeigt in Form des Abwicklungsdreiecks die bilanzielle Abwicklung der zum jeweiligen Stichtag gebildeten Rückstellung, die sich aus der Rückstellung für das jeweils aktuelle Jahr und die vorangegangenen Anfalljahre zusammensetzt. Dabei wird nicht die Abwicklung der Rückstellung einzelner Anfalljahre, sondern die Abwicklung der bilanziellen Rückstellung, die jährlich zum Stichtag gebildet wurde, ausgewiesen.

Netto-Schadenrückstellung und deren Abwicklung

In Mio. EUR	1993 31.12.	1994 31.12.	1995 31.12.	1996 31.12.	1997 31.12.	1998 31.12.	1999 31.12.	2000 31.12.	2001 31.12.	2002 31.12.	2003 31.12.
Nettorückstellung für das betreffende Jahr und Vorjahre zuzüglich der bislang geleisteten Zahlungen auf die ursprüngliche Rückstellung											
am Ende des Jahres	3 486,5	3 735,6	3 957,6	4 304,7	4 849,4	5 002,1	5 696,3	6 162,3	6 867,8	5 846,1	6 584,9
ein Jahr später	3 216,0	3 475,7	4 110,2	4 339,1	4 484,9	5 322,2	5 885,0	6 265,0	6 819,2	5 667,7	
zwei Jahre später	3 041,0	3 403,5	4 060,9	4 005,9	4 590,9	5 217,8	5 482,1	6 017,5	5 795,6		
drei Jahre später	3 101,6	3 528,6	3 835,6	4 016,0	4 435,9	4 841,0	5 125,7	5 206,6			
vier Jahre später	3 211,7	3 356,2	3 811,4	3 883,9	4 153,7	4 630,3	4 427,8				
fünf Jahre später	3 066,0	3 329,1	3 695,1	3 666,3	3 949,5	4 001,5					
sechs Jahre später	3 049,4	3 268,3	3 547,6	3 489,2	3 362,4						
sieben Jahre später	2 990,8	3 177,8	3 417,5	3 003,0							
acht Jahre später	2 939,3	3 059,5	3 220,5								
neun Jahre später	2 830,3	2 922,4									
zehn Jahre später	2 733,4										
Abwicklungsergebnis der Schadenrückstellung	753,1	813,2	737,1	1 301,7	1 487,0	1 000,6	1 268,5	955,7	1 072,2	178,4	
davon Währungskurseinfluss	114,2	12,1	180,3	16,2	-303,7	-119,7	-495,4	-782,8	-1 062,5	-639,8	
Abwicklungsergebnis ohne Währungskurseinfluss	867,3	825,3	917,4	1 317,9	1 183,3	880,9	773,1	172,9	9,7	-461,4	
in Prozent der Ursprungsschadenrückstellung	24,9	22,1	23,2	30,6	24,4	17,6	13,6	2,8	0,1	-7,9	

Im Bereich der Personen-Rückversicherung bemessen sich die Rückstellungen prinzipiell nach den Aufgaben der Zedenten. Die Angemessenheit der für die Berechnung der Deckungsrückstellung verwendeten Rechnungsgrundlagen (Zins, Biometrie, Kosten) sowie die Bewertung der darin enthaltenen Sicherheitsspannen wird durch aktuarielle Analysen sicher gestellt. Zusätzlich überwachen die lokalen Aufsichtsbehörden, dass diese von den Zedenten errechneten Rückstellungen allen lokalen Anforderungen hinsichtlich Berechnungsmethoden und Annahmen (z. B. Verwendung von Sterbe- und Invaliditätstafeln, Annahmen zur Stornowahrscheinlichkeit etc.) genügen.

Zur Überwachung des Prämien-/Leistungsrisikos in der Schaden-Rückversicherung betrachten wir unter anderem die kombinierte Schaden-/Kostenquote im Zeitablauf, und zwar mit und ohne Berücksichtigung von Großschäden.

Kombinierte Schaden-/Kosten- und Großschadenquote

in %	2003	2002	2001	2000	1999	1998	1997*	1996*	1995*	1994*
Schaden-/Kostenquote	96,0	96,3	116,5	107,8	111,1	108,1	99,5	100,4	98,4	102,2
davon Großschäden**	1,5	5,2	23,0	3,7	11,4	3,5	1,5	2,7	4,1	1,5

* *auf HGB-Basis*
** *Naturkatastrophen sowie sonstige Großschäden >5 Mio. EUR brutto für den Anteil des Hannover Rück-Konzerns in Prozent der verdienten Nettoprämie*

Das von uns übernommene Geschäft verbleibt nicht vollständig im Selbstbehalt, sondern wird nach Bedarf retrozediert. Durch die gezielte Retrozession von Einzelrisiken, gefährdeten Sparten oder Beständen können wir das Risikoportefeuille verkleinern und streuen sowie das Ergebnis stabilisieren. Von besonderer Bedeutung ist es daher, die Retrozessionäre unter Bonitäts-Gesichtspunkten sorgfältig auszuwählen. Bei der Finanzkraft-Beurteilung unserer Retrozessionäre richten wir uns nach den Einschätzungen der international anerkannten Rating-Agenturen, die wir durch eigene Bilanz- und Marktanalysen ergänzen. Die von der Hannover Rück-Gruppe akzeptierten Rückversicherer werden durch unseren Security-Ausschuss verbindlich klassifiziert. 94,3 % unserer Retrozessionäre sind mit einem so genannten Investment-Grade-Rating klassifiziert (AAA bis BBB). Lediglich 5,7 % unserer Retrozessionäre fallen nicht in diese Kategorie. Die durchschnittliche Ausfallquote der letzten drei Jahre betrug 0,4 %. Bezogen auf die wesentlichen Gesellschaften des Hannover Rück-Konzerns waren am Bilanzstichtag weniger als 7,8 % unserer Forderungen aus dem Rückversicherungsgeschäft älter als 90 Tage.

Forderungen gegenüber Rückversicherern

in Mrd. EUR


8
7
6
5
4
3
2
1
0
6,8
6,2
4,4
2001
2002
2003

Trotz der hohen Bonitätsanforderungen an unsere Retrozessionäre und der geringen Ausfallquote der letzten Jahre haben wir als zusätzliche risikoreduzierende Maßnahme die Höhe der Forderungen aus dem in Rückdeckung gegebenen Geschäft kontinuierlich reduziert. Seit dem Jahr 2001 haben wir unsere Forderungen um insgesamt 35,0 % gesenkt. Zusätzlich sind die zum 31. Dezember 2003 bestehenden Forderungen zu großen Teilen durch Depots oder Letters of Credit besichert. Und schließlich lassen sich oftmals Forderungen mit entsprechenden Verbindlichkeiten aus der jeweiligen Geschäftsverbindung verrechnen, so dass das verbleibende Restrisiko deutlich minimiert ist.

Forderungshöhe gegenüber Rückversicherern nach externen Ratingklassen in Prozent


Ohne Rating
2 %
< BBB
4 %
AAA
11 %
BBB
12 %
AA
34 %
A
37 %

Operative Kapitalanlagerisiken

Aktiva- und Passiva-Steuerung durch Asset Liability Management

Oberste Maxime unserer Kapitalanlagestrategie ist der Kapitalerhalt bei ausreichender Berücksichtigung der Sicherheit, Liquidität, Mischung und Streuung der Kapitalanlagen. Hierbei gelten die Grundsätze der Risikodiversifikation und der kongruenten Währungsbedeckung. Dem Kapitalerhalt untergeordnet ist das Ziel einer hohen Rentabilität. Die Risiken im Kapitalanlagebereich umfassen primär das Markt-, das Bonitäts- sowie das Liquiditätsrisiko. Für die Hannover Rück-Gruppe bestehen konzernweit gültige Kapitalanlagerichtlinien, deren Einhaltung laufend überwacht wird. Ein wesentlicher Baustein des Risikomanagements ist zudem das durchgängig angewandte Prinzip der Funktionstrennung von Handel, Abwicklung und Risikocontrolling. Den Risiken im Kapitalanlagebereich begegnen wir mit einer Vielzahl effizienter Steuerungs- und Kontrollmechanismen, die sich an den von der Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) erlassenen Vorschriften orientieren. Beispielsweise steuern wir das Liquiditätsrisiko dadurch, dass wir jedem Wertpapier eine Liquiditätskennziffer zuordnen. Die Verteilung der Kapitalanlagen über die verschiedenen Liquiditätsklassen wird sodann in den monatlichen Kapitalanlageberichten dargestellt und durch Limite gesteuert. Auch das Beteiligungsrisiko ist für uns von Bedeutung. Unsere Beteiligungen werden durch ein straffes System mit pro Einheit aufgestellten und regelmäßig abgeglichenen Plänen geleitet und beobachtet.

Für die Rückversicherung ist das Asset Liability Management von besonderer Bedeutung. Wir steuern die Aktiva und Passiva durch ein wissenschaftlich fundiertes Asset Liability Management und können so die Gesamtposition der Hannover Rück im Hinblick auf ein finanzwirtschaftliches Rendite-Risiko-Ziel optimieren. Die Steuerung erfolgt unter Berücksichtigung der vom Vorstand festgelegten Risikopräferenzen. Ein Steuerungselement ist dabei die dynamische Finanzanalyse auf US GAAP-Basis. Mit Hilfe dieser Finanzanalysen lassen sich je nach den Simulationsergebnissen die risikopolitischen Maßnahmen priorisieren.

Der Zeitwert unserer Wertpapiere würde sich unter folgenden Annahmen zum Bilanzstichtag wie folgt entwickeln:

Szenarien der Zeitwertentwicklung unserer Wertpapiere zum Bilanzstichtag

Portefeuille	Szenario	Bestandsveränderung auf Marktwertbasis in Mio. EUR
Aktien	Aktienkurse +10 %	92,6
	Aktienkurse +20 %	185,1
	Aktienkurse -10 %	-92,6
	Aktienkurse -20 %	-185,1
	Marktwerte per 31.12.2003	925,6
Festverzinsliche Wertpapiere	Renditeanstieg +100 Basispunkte	-411,9
	Renditeanstieg +200 Basispunkte	-794,7
	Renditerückgang -100 Basispunkte	444,1
	Renditerückgang -200 Basispunkte	917,2
	Marktwerte per 31.12.2003	11.633,0
Währungssensitive Kapitalanlagen	Wechselkursveränderung* +10 %	-907,2
	Wechselkursveränderung* -10 %	907,2
	Marktwerte per 31.12.2003	9.072,0

Wechselkursschwankungen gegenüber Euro um +/- 10 %

*Zusammensetzung der festverzinslichen Wertpapiere nach Ratingklassen**

Rating	Staatsanleihen		Anleihen quasi-staatlicher Institutionen		Unternehmensanleihen		Hypothekarisch/dinglich gesicherte Schuldverschreibungen	
	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR
AAA	90,3	3 247,8	69,2	2 108,9	12,2	450,5	56,4	726,2
AA	7,1	255,5	26,6	809,8	20,2	742,7	26,8	345,3
A	0,6	21,5	3,5	107,5	44,9	1 654,9	8,8	112,8
BBB	1,7	61,8	0,4	12,6	16,5	606,7	0,7	9,5
< BBB	0,3	10,9	0,3	9,9	6,2	229,0	7,3	94,5
Gesamt	100,0	3 597,5	100,0	3 048,7	100,0	3 683,8	100,0	1 288,3

* *Wertpapiere aus Investmentfonds wurden den entsprechenden Kategorien zugeordnet.*

Operationale Risiken

Kontinuierliche Verbesserung der Sicherheit und Verfügbarkeit der Informationstechnologie

Unter operationalen Risiken verstehen wir die Gefahr von unmittelbaren oder mittelbaren Verlusten, die auf die Unangemessenheit oder das Versagen von technischen Systemen, Menschen, Verfahren oder auf organisatorische Defizite zurückzuführen sind. Insbesondere der Ausfall der Datenverarbeitungs-Infrastruktur und der damit verbundenen Verfügbarkeit der Anwendungen stellt ein wesentliches Risiko für unser Unternehmen dar. Um diese Risiken zu minimieren, investieren wir konsequent in die Verbesserung der Sicherheit und Verfügbarkeit der Informationstechnologie. Für die Mitarbeiter gibt es unternehmensweite Richtlinien für den Umgang mit Informationen und für die sichere Nutzung von Informationssystemen. Wichtiger Bestandteil der Sicherungsmaßnahmen ist das Interne Kontrollsystem, das alle aufeinander abgestimmten und miteinander verbundenen Kontrollen, Maßnahmen und Regelungen umfasst. Die Bedeutung einer risikoadäquaten Steuerung der operationalen Risiken wird auch durch die aufsichtsrechtlichen Entwicklungen verstärkt. Es ist davon auszugehen, dass im Rahmen der Entwicklungen von Solvency II die operationalen Risiken künftig mit Eigenkapital unterlegt werden müssen. Die Beherrschung dieser Risiken wird daher zu einem der bestimmenden Wettbewerbsfaktoren.

Eine hohe Mitarbeiterzufriedenheit und eine niedrige Fluktuation minimieren das Risiko des Know-how-Verlusts. Rückversicherung ist eine vielschichtige Finanzdienstleistung, deren Erfolg nicht unwesentlich vom Wissen, der Motivation und der Initiative der Mitarbeiter abhängt. Es ist für uns von elementarer Bedeutung zu wissen, Mitarbeiter welcher Qualifikation man künftig braucht, wie man sie gewinnt, motiviert und im Unternehmen hält. Um diese Ziele zu erreichen, setzen wir fortschrittliche Arbeitszeitmodelle (z. B. Telearbeit, Teilzeit) sowie Personalentwicklungs- und Ausbildungsmaßnahmen (z. B. Unternehmensplanspiel, Führungskräfte-Training, Potenzialerkennungsverfahren, Mitarbeitergespräche) ein.

Als Rückversicherungsunternehmen müssen wir in der Lage sein, Projekte professionell und zeitgerecht durchzuführen, um neue Rückversicherungsprodukte/-konzepte, Dienstleistungen und gesetzliche Erfordernisse in hoher Qualität umzusetzen. Durch ein mehrstufiges Projektmanagement stellen wir sicher, dass alle Projekte entsprechend ihrer Priorisierung zeitgerecht und zu den geplanten Kosten durchgeführt werden. Die Umstellung der Rechnungslegungsvorschriften auf IFRS ist derzeit ein wesentliches Projekt der Hannover Rück. Der EU-Ministerrat hat Anfang Juni 2002 die Verordnung über die Anwendung internationaler Rechnungslegungsgrundsätze verabschiedet. Damit wird die Anwendung der internationalen Standards (IAS/IFRS) für den Konzernabschluss kapitalmarktorientierter Unternehmen zur Pflicht. Im Juli 2003 wurde bei der

Hannover Rück ein Projekt begonnen, das zum Ziel hat, ergänzend zu dem US GAAP-Konzernabschluss vom ersten Quartal 2005 an Informationen zur Überleitung auf die International Financial Reporting Standards (IFRS) vorzulegen und zum Jahresende 2005 den ersten Konzernabschluss nach IFRS zu erstellen, der den US GAAP-Abschluss ersetzen wird.

Eine Rechnungslegung lässt sich nicht einfach dadurch auf IFRS umstellen, dass man die vorhandene DV-Landschaft ändert. Eine durchgreifende Veränderung wie diese macht auch Anpassungen der Unternehmensprozesse erforderlich. Zusätzlich müssen wir unsere Mitarbeiter schulen und die neuen Standards und Verfahren konzernweit implementieren. Abweichungen vom geplanten Zeit- und Kostenrahmen sind zum gegenwärtigen Zeitpunkt nicht zu erkennen.

Einschätzung der Risikolage

Keine bestandsgefährdenden Risiken erkennbar

Insgesamt zeichnen sich gegenwärtig keine Entwicklungen ab, die einen erheblichen Einfluss auf die Vermögens-, Finanz- und Ertragslage der Hannover Rück haben könnten. Bestandsgefährdende Risiken sind derzeit nicht erkennbar.

Personalbericht

Alle Maßnahmen und Prozesse unserer Personalpolitik sind eng mit den Anforderungen der Konzernstrategie verzahnt. Mit dem ganzheitlichen Managementsystem „Performance Excellence" bringen wir die Anforderungen des Marktes und die Bedürfnisse der Mitarbeiter* in Einklang. Im Rahmen unseres Performance Excellence-Prozesses wurde – neben anderen Abteilungen des Hauses – im Berichtsjahr auch der Bereich Human Resources Management von der Deutschen Gesellschaft zur Zertifizierung von Managementsystemen (DQS) nach DIN ISO 9001: 2000 erfolgreich zertifiziert. Damit wurde unserer Personalarbeit von einem unabhängigen Institut ein Gütesiegel verliehen, das ein Synonym für Verlässlichkeit, Vertrauen und Qualität ist. Das Zertifikat dokumentiert, dass alle Prozesse, wie Personalbeschaffung, -entwicklung und -administration auf einem System beruhen, das das Qualitätsniveau nachhaltig absichert und zugleich permanent optimiert.

Im Berichtsjahr waren im Konzern 1.972 (2.016) Mitarbeiter in 18 Ländern beschäftigt – davon 789 (750) in der Zentrale in Hannover. 60 % unserer Mitarbeiter haben ihren Arbeitsplatz in einer ausländischen Betriebsstätte.

* *Der Ausdruck „Mitarbeiter" steht sowohl für weibliche als auch für männliche Angestellte*

Angestellte Mitarbeiter nach Ländern

	2003			2002
Land	Gesamt	davon männlich	davon weiblich	Gesamt
Deutschland	789	384	405	750
USA	681	285	396	760
Südafrika	138	66	72	153
Schweden	79	29	50	75
Großbritannien	72	34	38	69
Australien	40	18	22	43
Frankreich	36	16	20	33
Malaysia	31	14	17	31
Irland	25	15	10	27
China	19	8	11	18
Mexiko	18	11	7	18
Italien	11	5	6	8
Bermuda	8	5	3	7
Spanien	9	3	6	6
Japan	7	5	2	6
Taiwan	2	1	1	5
Kanada	6	2	4	6
Korea	1	1	0	1
Gesamt	1 972	902	1 070	2 016

Personalmarketing

Kompetente, engagierte und unternehmerisch handelnde Mitarbeiter sind für uns neben der Kapitalausstattung der wichtigste Erfolgsfaktor. Mit großem Engagement haben wir uns daher in den vergangenen Jahren der Entwicklung und Implementierung professioneller Personalinstrumente als Teil unseres strategischen Führungskonzeptes gewidmet, und zwar in der gesamten Gruppe. Das Führungsfeedback, die Beurteilung der Führungsleistung aus Sicht des unterstellten Mitarbeiters, sowie das 270°-Feedback, die Beurteilung der Führungskraft aus der Sicht des Vorgesetzten und der Kollegen im Rahmen der Kompetenz-Analyse – all dies sind mittlerweile erprobte Instrumente. In einem neuen „fusionierten" Instrument werden nun beide Systeme, das Führungsfeedback und das 270°-Feedback, sinnvoll miteinander verbunden. Dabei stehen Objektivität und Funktionalität im Vordergrund. Bei den Kriterienbereichen, die für eine systematische Beurteilung herangezogen werden, handelt es sich um Werte (Kundenorientierung, Profitabilität, Vertrauenswürdigkeit), um Wissen (Sprachen, Fachkenntnisse) und um Fä-

Implementierung professioneller Personalinstrumente als Teil des strategischen Führungskonzeptes

higkeiten (Kommunikation, Entscheidungsfreude, Organisationsfähigkeit). Insgesamt zielt das fusionierte Instrument auf ein verbessertes Führungsverhalten und den Abgleich zwischen Positions- und Personenprofil ab. Wir überprüfen damit systematisch die Qualität der Kernkompetenzen, ermitteln Schulungsbedarf und identifizieren zugleich Karrieremöglichkeiten im Rahmen der Nachfolgeplanung.

Im Rahmen der Nachfolgeplanung setzen wir außerdem ein neues Potenzialerkennungsverfahren, den Personalentwicklungsworkshop (PEW), ein. Mit diesem ganzheitlichen Ansatz wollen wir den Qualifikationsbedarf des Mitarbeiters aufzeigen sowie Klarheit über persönliche Entwicklungsmöglichkeiten hinsichtlich Fach- und Führungskompetenz schaffen. Mit diesem neuen Instrument geben wir den Führungskräften wertvolle Hinweise für die Förderung ihrer Mitarbeiter.

Wir wollen unsere Position als internationaler, attraktiver Arbeitgeber weiter ausbauen. Fortlaufend suchen wir hoch qualifizierten Fach- und Führungskräftenachwuchs, der gemeinsam mit uns an dieser Herausforderung arbeitet. Diese Aufgabe ist von vornherein auf Kontinuität ausgerichtet und darf sich nicht kurzsichtig an arbeitsmarktbezogenen Einflüssen orientieren. In internen und externen Studien haben wir die Attraktivität des Unternehmens als Arbeitgeber untersucht und daraus notwendige Handlungsfelder für uns definiert.

Um unseren ständigen Bedarf an motivierten und gut ausgebildeten Hochschulabsolventen zu decken, haben wir ein Zielgruppenmarketing/Hochschulmarketing entwickelt. Inzwischen unterhalten wir mit allen für uns wichtigen Hochschulen enge Kontakte. Mit Fachvorträgen aller Art werben wir direkt bei den Studenten und schaffen dauerhafte Verbindungen zu den Lehrstühlen. Wir sind bei Hochschulmessen und einschlägigen Recruiting-Events vertreten. Dass sich der Eingang qualifizierter Bewerbungen in den letzten Jahren verdoppelt hat, führen wir zum Teil auf diese Aktivitäten zurück.

Global Compensation – weltweit einheitliche Leitlinien

Grundlage unseres weltweit einheitlichen Vergütungsmodells sind die im Jahr 2001 durchgeführten Stellenbeschreibungen und -bewertungen. Sie machen die einzelnen Positionen und Anforderungen vergleichbar und binden alle Führungspositionen in das Wertesystem des Konzerns ein. Zugleich lässt der einheitliche Standard den Tochterunternehmen genügend individuellen Gestaltungsspielraum, um den lokalen Bedürfnissen im jeweiligen Land Rechnung tragen zu können.

Eine zweite Säule unseres Vergütungsmodells bildet das ebenfalls nach weltweit einheitlichen Vorgaben im Jahr 2001 eingeführte System von Zielvereinbarungen für unsere Führungskräfte. Mit der Einführung von Performance Excellence als ganzheitlichem Managementsystem wurden die Zielvereinbarungen im Berichtsjahr mit den Performance-Excellence-Kriterien verknüpft. Damit haben wir einen weiteren Meilenstein bei der Errichtung eines weltweit einheitlichen Steuerungssystems erreicht.

Die dritte Säule unseres Vergütungsmodells stellt der virtuelle Aktienoptionsplan dar. Er orientiert sich an der langfristigen Entwicklung der gesamten Gruppe. Weltweit nehmen daran 150 Führungskräfte teil. Damit wird die langfristige Kursentwicklung der Hannover Rück-Aktie zu einem wesentlichen Faktor unseres Denkens und Handelns.

Die elektronisch gestützte Personalarbeit wurde mit der Weiterentwicklung des Employee-Self-Service und der Einführung des Manager-Self-Service weiter ausgebaut. Mit Hilfe des Employee-Self-Service sind die Mitarbeiter jetzt in der Lage, online auf ihr Urlaubskonto zuzugreifen sowie Informationen zur Zeitwirtschaft, zum Entgeltnachweis und Daten zum Veranstaltungsmanagement abzurufen. Der Manager-Self-Service erlaubt es den Führungskräften, online Einsicht in führungsrelevante Daten der ihnen unterstellten Mitarbeiter zu nehmen. Damit werden die Führungskräfte in ihrer Führungsarbeit nachhaltig unterstützt.

Durch den Einsatz elektronischer Systeme senken wir an vielen Stellen die Kosten und verbessern gleichzeitig die Qualität der Personalprozesse.

Unsere Systeme der betrieblichen Alterssicherung haben wir noch nachhaltiger abgesichert. Durch eine versicherungstechnische Rückdeckung außerhalb des Konzerns haben wir ausreichend Vorsorge gegen die biometrischen Risiken und die notwendigen Rentenanpassungen getroffen.

System betrieblicher Altersvorsorge noch sicherer gemacht

Dank an die Belegschaft

Wir danken den Mitarbeitern aller Gruppengesellschaften für ihr großes Engagement und ihre Loyalität im Geschäftsjahr 2003.

Dem Betriebsrat und dem Sprecherausschuss der Zentrale danken wir für die vertrauensvolle Zusammenarbeit.

Ausblick

Das schnelle Ende des Irak-Krieges sorgte im Berichtsjahr für eine sofortige Erholung auf den Kapitalmärkten. Dieser Optimismus scheint auch im laufenden Jahr das Geschehen auf den Kapitalmärkten zu bestimmen. Obwohl die Fundamentaldaten nach wie vor dürftig sind, scheint die Mehrzahl der Marktbeobachter davon auszugehen, dass eine nachhaltige wirtschaftliche Erholung der wichtigsten Volkswirtschaften der Welt möglich ist.

Dass der US-Dollar im Verlauf des Jahres 2003 immer schwächer wurde, war nicht zuletzt eine Folge des massiven Defizits in den USA. Die im November anstehende Präsidentschaftswahl lässt vermuten, dass die amtierende Regierung auch im laufenden Jahr massiv die heimische Wirtschaft unterstützen wird – wir gehen also nicht von einer plötzlichen, deutlichen Aufwertung des US-Dollar aus. Ein drastischer Zinsanstieg in den USA ist angesichts der negativen wirtschaftlichen Folgen, die dieser nach sich ziehen dürfte, aus unserer Sicht ebenfalls nicht zu erwarten.

Aus Japan kommen derweil vermehrt Signale einer anstehenden nachhaltigen Erholung. Ein etwas festerer Aktienmarkt sorgt für Optimismus. Wahrscheinlich wird die Entwicklung des Yen mehr oder weniger parallel zu der des US-Dollar verlaufen, da keines der beiden Länder die heimische wirtschaftliche Erholung zu gefährden bereit sein dürfte.

Deutschland wurde im Berichtsjahr zum ersten Mal seit 11 Jahren wieder Exportweltmeister; wie schon im Vorjahr konnte jedoch die Binnennachfrage nicht angekurbelt werden. Trotzdem wird für das Jahr 2004 wieder ein leichtes Wachstum um 0,7 % erwartet, nachdem die Volkswirtschaft im Berichtsjahr um 0,1 % geschrumpft war. Der starke Euro hat der Exportwirtschaft wider Erwarten bislang nicht wesentlich geschadet.

Trotz einer etwas optimistischer wahrgenommenen Lage der Weltwirtschaft und der sich erholenden Kapitalmärkte bleibt der Druck auf Versicherer und Rückversicherer, gute versicherungstechnische Ergebnisse zu erzielen, auch im laufenden Jahr erhalten. In einem Umfeld niedrigerer Zinsen und Aktienquoten können die Kapitalanlageergebnisse schwache versicherungstechnische Gewinne nicht substituieren. Außerdem leiden viele Marktteilnehmer noch immer unter dem letzten weichen Markt, und es ist noch nicht absehbar, wann die „Payback"-Phase abgeschlossen sein wird, in der Versicherer und Rückversicherer versuchen, die Verluste aus der Vergangenheit zurückzuverdienen. Zum 1. Januar 2004 war daher auf allen wesentlichen Märkten eine unverändert starke Zeichnungsdisziplin zu beobachten, durch die die guten Raten und Konditionen in der Schaden-Erst- und Rückversicherung aufrecht erhalten und teilweise sogar noch weiter verbessert werden konnten. Auch in der Personen-Erst- und Rückversicherung erwarten

Unverändert starke Zeichnungsdisziplin auf allen wesentlichen Märkten

wir sehr gute Wachstumsmöglichkeiten. Die weltweit stärkere Nachfrage nach Renten- und Lebensversicherungsprodukten ist dabei getrieben von der demografischen Entwicklung und dem Anziehen der Konjunktur in den wesentlichen Märkten.

Schaden-Rückversicherung

Nach einem ausgezeichneten Berichtsjahr in der Schaden-Rückversicherung erwarten wir, dass wir auch im laufenden Jahr die Früchte des Zyklusaufschwungs ernten können. Unser Portefeuille, das in einem Umfeld von auskömmlichen Raten und eingeschränkten Vertragskonditionen in den letzten drei Erneuerungsrunden signifikant erweitert wurde, ist auch für das Jahr 2004 bestens positioniert, um von dem noch anhaltenden harten Markt zu profitieren.

Erneute Raten- und Konditionsverbesserung über nahezu alle Segmente

Bei den Vertragserneuerungen zum 1. Januar 2004 wurden ungefähr zwei Drittel unserer Verträge erneuert. Wiederum konnten wir über nahezu alle Segmente hinweg Raten- und Konditionsverbesserungen erzielen, oder zumindest das bereits erreichte gute Prämienniveau halten. In einigen wenigen Segmenten – typischerweise diejenigen, die in den vergangenen zwei Jahren die stärksten Ratenerhöhungen erfahren haben – verzeichneten wir einen leichten Prämienabrieb. Dies trifft insbesondere auf das Luftfahrtflotten-Geschäft zu, in dem wir unseren Anteil konsequenterweise verringert haben. Unseren Anteil an dem nochmals profitabler gewordenen Haftpflichtgeschäft des nordamerikanischen Marktes haben wir hingegen weiter ausgebaut, hauptsächlich mit nichtproportionalen Verträgen. Hier stiegen die Preise auch 2004 nochmals. Sehr positive Entwicklungen sehen wir auch weiterhin im Kredit- und Kautionsgeschäft, in dem die im Berichtsjahr erreichten Ratenerhöhungen auch im Jahr 2004 weitgehend gehalten werden konnten.

In Deutschland erwarten wir für 2004 die Fortsetzung des harten Marktes, wenngleich sich erste Anzeichen eines anziehenden Wettbewerbs, hervorgerufen durch steigende Rückversicherungskapazitäten in den Sachversicherungssparten, bemerkbar machen. Für den Erstversicherungsmarkt erwarten wir keine wesentlichen Veränderungen. Hier sollte die Notwendigkeit für die Versicherer, weiterhin versicherungstechnische Gewinne zu erzielen, für Disziplin sorgen und eine signifikante Aufweichung von Raten und Konditionen verhindern.

Auch in den übrigen europäischen Ländern verspricht das Jahr 2004 eine positive Entwicklung. So erwarten wir für Großbritannien, dass der Rückversicherungsmarkt für Haftpflichtgeschäft noch härter wird. Im nichtproportionalen Kraftfahrtgeschäft erwarten wir in der Rückversicherung einen Ratenanstieg im zweistelligen Prozentbereich. Nicht zuletzt sollten sich die Raten im Sachgeschäft auf dem jetzigen hohen Niveau halten. In Frankreich konnten in den Erneuerungen zum 1. Januar 2004 in großen Teilen des Geschäfts weitere Raten- und Konditionsverbesserungen erzielt werden. Dies gilt unter anderem im Kraftfahrzeuggeschäft, sowie in der Allgemeinen Haftpflicht. In der Sachrückversicherung waren dagegen leichte Ratenreduktionen zu verzeichnen. In Italien dürfte der derzeitige harte Markt im laufenden Jahr anhalten, so dass wir auch im kommenden Jahr mit auskömmlichen Bedingungen rechnen können.

Wir sehen Raum für weitere Konsolidierungen im nordamerikanischen Erstversicherungsmarkt, da die erzielten Eigenkapitalrenditen nach wie vor zu niedrig sind, um Investoren zufrieden zu stellen. Jedoch dürften die durchaus erfreulichen operativen Ergebnisse der Zeichnungsjahre 2002 und 2003 dafür sorgen, dass der Wettbewerb insbesondere in den Sachsparten zunehmen wird.

Rückversicherer müssen sich in Nordamerika vermutlich ebenfalls auf zunehmende Konkurrenz in den Sachsparten einrichten. Dies wird in erster Linie auf die relativ geringen Schadenaufwendungen des Berichtsjahres zurückzuführen sein, die auf einige Marktteilnehmer verlockend wirken dürften. Im Haftpflichtbereich erwarten wir allerdings eine deutlich andere Entwicklung. Die Ze-

denten werden weiterhin ihre Deckungen nur bei den besten und sichersten Rückversicherern platzieren, insbesondere auch angesichts der bei einigen Wettbewerbern offenbar gewordenen Notwendigkeit der Nachreservierung für Risiken vergangener Zeichnungsjahre. Der Wettbewerb in diesem Segment sollte daher vergleichsweise begrenzt bleiben.

In einigen Märkten Asiens finden die Haupt-Erneuerungsrunden jährlich zum 1. April statt. In Japan erwarten wir erneut stabile Verhältnisse. Die „etablierte Kapazität" hat etwas abgenommen, daher ist nur ein minimaler Preisabrieb bei Schadenexzedenten- und proportionalen Verträgen zu erwarten. Wir planen, unser Geschäft in Japan weiter auszubauen. In Korea sollten sich als Folge des Taifuns „Maemi" die Erneuerungen im Schadenexzedenten-Geschäft zum 1. April 2004 positiv gestalten; insbesondere sind eine weitere Verhärtung sowie höhere Selbstbehalte im Katastrophengeschäft zu erwarten. In Taiwan haben wir hingegen unsere Exponierung zum 1. Januar 2004 als Reaktion auf ein eher weiches Marktumfeld reduziert. In Süd- und Südostasien haben wir zum gleichen Zeitpunkt einige unserer proportionalen Verträge erfolgreich in Exzedentenverträge umgewandelt und sind weiterhin mit dem dortigen Marktumfeld sehr zufrieden.

In Australien erwarten wir auch für 2004 ein sehr zufrieden stellendes Ergebnis, da sich in der Erneuerungsrunde zum 1. Januar 2004 gezeigt hat, dass ausgehend von dem bereits erreichten hohen Niveau noch weitere Ratenerhöhungen und Konditionsverbesserungen, insbesondere im Haftpflichtgeschäft, möglich waren. Wir sind weiterhin bedacht, unser Portefeuille hin zu noch mehr Haftpflichtgeschäft zu optimieren. Außerdem erhöhen wir unsere Exponierung mit ausgesuchten Zedenten.

Weiteres ausgezeichnetes Jahr für Schaden-Rückversicherung in Aussicht

Das Jahr 2004 sollte somit für die Schaden-Rückversicherung wieder ein ausgezeichnetes Jahr werden – vorausgesetzt wir bleiben von außergewöhnlichen Belastungen durch Großschäden verschont. Wir erwarten aus diesem Geschäftsfeld den mit Abstand größten Beitrag zum Jahresüberschuss.

Personen-Rückversicherung

Die Nachfrage nach Lösungen sowohl für die Risikoabsicherung als auch für die Altersvorsorge wird auf Grund der demografischen Entwicklungen in fast allen entwickelten Märkten kontinuierlich steigen.

Wir erwarten insbesondere in den wichtigsten Versicherungsmärkten USA, Japan, aber auch Kontinentaleuropa ein erhöhtes Neugeschäft im Bereich der fondsgebundenen Produkte, speziell der fondsgebundenen Rentenversicherung. Eine unverändert hohe Bedeutung kommt den klassischen Produkten der Risikoabsicherung wie Risikolebensversicherung, Invaliditätsdeckungen und Produkten zur Absicherung bei schwerwiegenden Krankheiten zu.

Die Hannover Life Re ist mit ihren Außenstellen auf allen fünf Kontinenten, ihrer Spezialexpertise in den Bereichen der finanzierungsorientierten Lebensrückversicherung und ihrem erfahrenen Managementteam in der günstigen Lage, vom Wachstum der Märkte zu profitieren. Besondere Fortschritte im Ausbau unserer Kundenbasis werden sich in Deutschland einstellen.

Erneut zweistelliges Wachstum von EBIT und Jahresüberschuss geplant

Wir erwarten für 2004 währungskursbedingt nur ein geringfügiges Wachstum der Bruttoprämie. Die Ertragslage wird sich jedoch weiter verbessern; wir gehen hier von einem zweistelligen Wachstum im operativen Ergebnis (EBIT) und im Nachsteuerergebnis aus. Ebenfalls positiv sehen wir die Entwicklung des Nettoportefeuillewertes.

Finanz-Rückversicherung

Wir sehen die Finanz-Rückversicherung als Wachstumsfeld innerhalb der Hannover Rück-Gruppe an und erwarten für die Zukunft im Durchschnitt eine Steigerung von 10 % bis 15 % sowohl in den Prämieneinnahmen als auch den Ergebnissen. Für das Jahr 2004 dürfte das Wachstum angesichts der signifikanten Steigerung im Berichtsjahr etwas geringer ausfallen.

Die Hannover Re Ireland und die E+S Re Ireland haben zu Beginn dieses Jahres die bevorzugte Steuerbehandlung in Irland mit einem Steuersatz von 10,0 % aufgegeben. Stattdessen werden sich die Gesellschaften dem regulären Steuersatz von 12,5 % unterwerfen. Durch diesen Wechsel entfällt die zurzeit für amerikanisches Geschäft zu zahlende Prämiensteuer in Höhe von 1 %. Unsere Wettbewerbsfähigkeit auf dem amerikanischen Markt wird dadurch gesteigert.

Der Druck auf die Unternehmen, eine kontinuierlich positive Geschäftsentwicklung zu zeigen, wird weiterhin zunehmen. Das gilt insbesondere für börsennotierte Unternehmen. Die Nachfrage nach individuellen Lösungen der Finanz-Rückversicherung wird deshalb steigen. Auf Grund unserer großen Erfahrung, unserer guten Marktposition und der überschaubaren Anzahl von Wettbewerbern erwarten wir in diesem Umfeld eine positive Entwicklung.

Unsere Kunden werden weiterhin vor allem in den hochentwickelten Märkten, insbesondere den USA, zu finden sein. Wir werden aber auch die Schwellenmärkte in Asien und Lateinamerika systematisch weiterentwickeln und unser Geschäft hier ausbauen. Auch der osteuropäische Markt wird stärker in geplante Marketingmaßnahmen eingebunden werden.

Programmgeschäft

Ratenerhöhungen werden im Programmgeschäft im laufenden Jahr voraussichtlich niedriger ausfallen als im Berichtsjahr, wobei das Marktumfeld von einigem Konkurrenzdruck geprägt sein wird. Der sehr preisbewusste Rückversicherungsmarkt sowie die niedrigen laufenden Renditen des Kapitalmarktes werden jedoch für den nötigen Druck auf die Erstversicherer sorgen, die Raten und Konditionen auf hohem Niveau zu belassen.

In Europa und Südafrika werden wir mit unseren Tochtergesellschaften Inter Hannover und Compass unsere Position im Programmgeschäft kontinuierlich ausbauen.

Im Jahr 2004 sollte sich das Gesamtergebnis im Programmgeschäft positiv entwickeln.

Gesamtgeschäft

Positive Entwicklung des Gesamtergebnisses erwartet

Unser größtes Geschäftsfeld, die Schaden-Rückversicherung, befindet sich im Jahr 2004 nach wie vor in einem sehr attraktiven Marktumfeld. Diese Einschätzung trifft auch auf große Teile der Erstversicherung zu. Es war bei den Erneuerungen zum Januar 2004 deutlich spürbar, dass selbst in den Geschäftssegmenten, in denen bereits ausreichend Kapazität im Markt vorhanden war, die Disziplin der Zeichnungsverantwortlichen anhielt und die vorteilhaften Raten und Konditionen für die Rückversicherer bestehen blieben. Es ist vor diesem Hintergrund noch nicht zu erwarten, dass im nächsten Jahr bereits ein Abrutschen in einen weichen Markt erfolgt, auch wenn der Kapitalmarkt im Jahresverlauf erneut eine positive Entwicklung aufweisen sollte.

Wir sehen daher sehr optimistisch in die Zukunft. Mit unserem bewährten Zyklusmanagement haben wir unsere Exponierung in den wenigen Bereichen, in denen sich bereits Raten und Konditionen verschlechtert haben, konsequent reduziert. In unseren drei weiteren Geschäftsfeldern gehen wir von einer planmäßigen Entwicklung aus.

Der erwartete positive versicherungstechnische Cashflow sollte zu einem weiteren Anstieg des Kapitalanlagevolumens führen. Bei einem mehr oder weniger unveränderten Zinsniveau und einem zumindest neutralen außerordentlichen Ergebnis erwarten wir ein Kapitalanlageergebnis etwa auf Berichtsjahresniveau. Unsere Aktienquote werden wir voraussichtlich – wie schon im Berichtsjahr – weiter umsichtig erhöhen. Bei den festverzinslichen Wertpapieren werden wir nach wie vor besonderen Wert auf eine hohe Qualität des Portefeuilles legen, wobei wir auch bereit sind, im Zweifelsfall im Interesse von Flexibilität und Qualität auf den einen oder anderen Prozentpunkt Rendite zu verzichten. Wir erwarten einen leichten Anstieg der langfristigen Renditen im Laufe des Jahres und werden damit einhergehend die Duration unseres Bond-Portefeuilles, die zum Jahresende 2003 bei 3,7 lag, voraussichtlich wieder etwas verlängern.

Wiederum Ergebnissteigerung angepeilt

Angesichts der erwarteten Entwicklung unserer Geschäftsfelder und des wirtschaftlichen Umfeldes sollten wir im laufenden Jahr in der Lage sein, den Gewinn ein weiteres Mal deutlich zu steigern. Wir gehen davon aus, im Jahr 2004 einen Konzern-Jahresüberschuss von 390 bis 430 Mio. EUR erzielen zu können; dies entspricht 3,20 bis 3,60 EUR je Aktie. Dies steht wie immer unter dem Vorbehalt, dass die Schadenbelastung im normalen Rahmen des langjährigen Durchschnitts liegt und unerwartet negative Entwicklungen auf den Kapitalmärkten ausbleiben.

Gewinnverwendungsvorschlag

Vorstand und Aufsichtsrat beabsichtigen, der Hauptversammlung folgende Verwendung des Bilanzgewinns vorzuschlagen:

in EUR	
Ausschüttung von 0,95 EUR Dividende je dividendenberechtigter Stückaktie	114 567 277,30
Gewinnvortrag auf neue Rechnung	432 722,70
Bilanzgewinn	115 000 000,00

JAHRESABSCHLUSS

des Hannover Rück-Konzerns

KONZERNBILANZ
zum 31. Dezember 2003

in TEUR		2003	2002	2003	2002
Aktiva	Anhang	Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"-Methode*	
Festverzinsliche Wertpapiere – Dauerbestand	5.1	498 695	356 333	498 695	356 333
Festverzinsliche Wertpapiere – dispositiver Bestand	5.1	11 119 567	9 140 755	11 119 567	9 414 098
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	5.1	925 595	717 745	925 595	722 754
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	5.1	2 402	5 493	2 402	5 493
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	5.1	230 591	265 858	230 591	265 858
Sonstige Kapitalanlagen	5.1	633 885	676 563	633 885	676 563
Kurzfristige Anlagen	5.1	569 592	874 027	569 592	982 416
Gesamte Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		13 980 327	12 036 774	13 980 327	12 423 515
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		386 134	671 866	386 134	672 844
Kapitalanlagen		14 366 461	12 708 640	14 366 461	13 096 359
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	5.2	566 920	739 487	566 920	743 398
Anteil der Rückversicherer an der Deckungsrückstellung	5.2	206 717	489 784	206 717	489 784
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	5.2	4 396 564	6 179 896	4 396 564	6 181 645
Anteile der Rückversicherer an sonstigen Rückstellungen	5.2	41 528	41 902	41 528	41 902
Abgegrenzte Abschlusskosten	5.2	1 690 806	1 321 961	1 690 806	1 428 044
Abrechnungsforderungen		3 402 908	3 809 631	3 402 908	3 799 913
Depotforderungen		7 664 683	7 597 206	7 664 683	8 359 107
Geschäfts- und Firmenwert	5.4	203 619	233 883	203 619	233 883
Sonstige Vermögensgegenstände	5.13	248 585	280 893	248 585	283 202
Abgegrenzte Zinsen und Mieten		185 953	175 688	185 953	183 686
		32 974 744	33 578 971	32 974 744	34 840 923

* *Zur Notwendigkeit der Anwendung der „As-if-pooling"-Methode nach US GAAP vgl. Lagebericht Seite 19 f.*

in TEUR		2003	2002	2003	2002
Passiva	Anhang	Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"-Methode*	
Rückstellung für noch nicht abgewickelte Versicherungsfälle	5.2	18 703 170	18 836 651	18 703 170	19 919 830
Deckungsrückstellung	5.2	4 001 148	4 136 701	4 001 148	4 136 701
Rückstellung für Prämienüberträge	5.2	2 126 894	2 411 591	2 126 894	2 418 243
Rückstellungen für Gewinnanteile	5.2	130 265	143 120	130 265	145 300
Sonstige versicherungstechnische Rückstellungen	5.2	9 089	7 870	9 089	7 870
Abrechnungsverbindlichkeiten		1 396 215	1 936 514	1 396 215	1 978 709
Depotverbindlichkeiten		1 080 491	1 630 200	1 080 491	1 633 080
Depotverbindlichkeiten aus Finanzierungsgeschäften		474 526	184 884	474 526	184 884
Ausgleichsposten für Anteile der anderen Gesellschafter	5.9	491 836	400 426	491 836	400 233
Andere Verbindlichkeiten	5.13	365 095	480 540	365 095	481 509
Steuerverbindlichkeiten	5.5	137 583	110 311	137 583	110 311
Rückstellung für latente Steuern	5.5	869 857	742 078	869 857	741 983
Begebene Anleihen	5.8	666 328	698 792	666 328	698 792
Genussrechtskapital	5.8	117 597	119 831	117 597	119 831
Verbindlichkeiten		30 570 094	31 839 509	30 570 094	32 977 276
Eigenkapital					
Gezeichnetes Kapital	5.9	120 597	97 164	120 597	110 881
Nominalwert 120 597 Genehmigtes Kapital 25 067					
Kapitalrücklagen		764 199	374 451	724 562	514 688
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile					
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen abzüglich latenter Steuern		157 569	43 127	160 862	43 930
Gewinne und Verluste aus der Währungsumrechnung abzüglich latenter Steuern		-352 502	-100 276	-340 938	-92 086
Übrige kumulierte, nicht ergebniswirksame Eigenkapitalveränderungen	5.10	-22 685	-54 295	-22 685	-54 295
Summe nicht ergebniswirksame Eigenkapitalanteile		-217 618	-111 444	-202 761	-102 451
Gewinnrücklagen					
Anfangsbestand		1 379 291	1 243 334	1 340 529	1 254 731
Jahresüberschuss		354 779	267 172	418 321	243 113
Gezahlte Dividende		-82 591	–	-82 591	-26 100
Sonstige Veränderungen		85 993	-131 215	85 993	-131 215
		1 737 472	1 379 291	1 762 252	1 340 529
Eigenkapital		2 404 650	1 739 462	2 404 650	1 863 647
		32 974 744	33 578 971	32 974 744	34 840 923

KONZERN-GEWINN- UND VERLUSTRECHNUNG

für die Zeit vom 1. Januar bis 31. Dezember 2003

in TEUR	Anhang	2003	2002	2003	2002
		Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"-Methode*	
		1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	
Gebuchte Bruttoprämien		11 342 857	12 463 227	11 588 058	12 766 069
Gebuchte Rückversicherungsprämien		3 183 503	4 328 181	3 220 301	4 346 764
Veränderung der Bruttoprämienüberträge		-345	-410 963	-121 563	-412 480
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen		-3 421	-35 848	10 206	-31 936
Verdiente Prämien für eigene Rechnung		8 155 588	7 688 235	8 256 400	7 974 889
Ordentliche Kapitalanlageerträge	5.1	1 093 987	1 119 629	1 138 371	1 184 784
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	5.1	255 330	201 907	255 330	202 151
Realisierte Verluste aus dem Abgang von Kapitalanlagen	5.1	114 558	108 554	114 875	108 559
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	5.1	8 517	-7 090	8 517	-7 090
Sonstige Kapitalanlageaufwendungen/Abschreibungen	5.1	171 790	277 542	171 855	386 167
Kapitalanlageergebnis	5.1	1 071 486	928 350	1 115 488	885 119
Sonstige versicherungstechnische Erträge		8 227	21 475	8 227	21 481
Erträge insgesamt		9 235 301	8 638 060	9 380 115	8 881 489
Aufwendungen für Versicherungsfälle	5.2	6 671 694	5 988 555	6 727 735	6 232 972
Veränderung der Deckungsrückstellung	5.2	297 797	574 123	297 797	574 123
Aufwendungen für Provisionen und Gewinnanteile	5.2	1 118 484	1 039 969	1 133 853	1 063 439
Sonstige Abschlusskosten	5.2	2 912	35 911	3 413	36 612
Sonstige versicherungstechnische Aufwendungen		95 438	123 495	95 438	123 495
Aufwendungen für den Versicherungsbetrieb		212 062	258 767	212 236	258 767
Versicherungstechnische Aufwendungen für eigene Rechnung		8 398 387	8 020 820	8 470 472	8 289 408
Übriges Ergebnis	5.15	-104 785	-146 318	-106 480	-146 833
Operatives Ergebnis (EBIT)		732 129	470 922	803 163	445 248
Zinsen auf Hybridkapital		54 793	57 548	54 793	57 548
Ergebnis vor Steuern		677 336	413 374	748 370	387 700
Steueraufwand	5.5	266 569	131 197	274 061	129 514
Anderen Gesellschaftern zustehendes Ergebnis		-55 988	-15 005	-55 988	-15 073
Jahresüberschuss		354 779	267 172	418 321	243 113

Zur Notwendigkeit der Anwendung der „As-if-pooling"-Methode nach US GAAP vgl. Lagebericht Seite 19 f.

in TEUR	Anhang	2003	2002	2003	2002
		Wirtschaftliche Betrachtung 1.1.–31.12.	1.1.–31.12.	US GAAP „As-if-pooling"-Methode* 1.1.–31.12.	
Nicht ergebniswirksame Veränderungen des Eigenkapitals	5.10				
Veränderungen der nicht realisierten Kursgewinne/ -verluste aus Kapitalanlagen		114 442	11 963	116 932	12 795
Gewinn/Verlust aus Währungsumrechnungen		-252 226	-42 084	-248 852	-32 759
Übrige nicht ergebniswirksame Eigenkapitalveränderungen		31 610	-38 402	31 610	-38 402
Gesamt		248 605	198 649	318 011	184 747

Ergebnis je Aktie	5.12				
Gewinn je Aktie in EUR		3,24	2,75	3,60	2,19

KAPITALFLUSSRECHNUNG
2003

in TEUR	2003	2002	2003	2002
	Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"-Methode*	
	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	
I. Kapitalfluss aus laufender Geschäftstätigkeit				
Konzernergebnis nach Steuern	354 779	267 172	418 321	243 113
Abschreibungen/Zuschreibungen	139 476	248 759	139 476	248 759
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-140 772	-93 354	-140 455	-93 592
Amortisationen	6 682	-5 296	7 014	3 520
Auf Minderheiten entfallendes Ergebnis	55 988	15 005	55 988	15 073
Veränderungen der Depotforderungen/-verbindlichkeiten	-629 214	-1 374 919	-739 175	-1 514 522
Veränderung der Rückstellungen für Prämienüberträge	-25 002	429 632	93 097	427 237
Veränderung der Steuerforderungen/-verbindlichkeiten	206 461	55 681	213 954	50 155
Veränderung der Deckungsrückstellungen	501 944	532 739	501 944	532 739
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	2 120 995	2 002 234	2 125 305	2 183 999
Veränderung der abgegrenzten Abschlusskosten	-305 194	-208 275	-358 144	-313 069
Veränderung der übrigen versicherungstechnischen Rückstellungen	-14 187	55 790	-14 197	57 055
Veränderung der Abrechnungssalden	-397 085	-305 019	-459 867	-331 919
Veränderung der sonstigen Vermögensgegenstände und Verbindlichkeiten	-30 865	-4 856	-27 388	-1 554
Kapitalfluss aus laufender Geschäftstätigkeit	1 844 006	1 615 293	1 815 873	1 506 994
II. Kapitalfluss aus Investitionstätigkeit				
Festverzinsliche Wertpapiere – Dauerbestand				
Fällige Papiere	30 946	8 449	30 946	8 449
Käufe	-147 044	-124 606	-147 044	-124 606
Festverzinsliche Wertpapiere – dispositiver Bestand				
Fällige Papiere, Verkäufe	5 233 955	4 941 360	5 405 279	5 247 903
Käufe	-7 975 451	-6 020 990	-8 010 692	-6 100 584
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand				
Verkäufe	540 400	100 719	540 400	100 719
Zukäufe	-706 541	-288 255	-706 541	-293 599
Andere Kapitalanlagen				
Verkäufe	48 279	19 397	48 279	19 397
Zukäufe	-48 331	-138 497	-48 331	-138 497
Verbundene Unternehmen und Beteiligungen				
Verkäufe	9 214	9 273	9 214	9 273
Neuerwerb	-20 886	-29 298	-20 886	-29 298
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken				
Verkäufe	609	28 372	609	28 372
Neuerwerb	-764	-2 536	-764	-2 536
Kurzfristige Kapitalanlagen				
Veränderung	420 484	-239 162	323 221	-330 536
Übrige Veränderungen	-25 256	-67 844	-25 506	-67 844
Kapitalfluss aus Investitionstätigkeit	-2 640 386	-1 803 618	-2 601 816	-1 673 387

* *Zur Notwendigkeit der Anwendung der „As-if-pooling"-Methode nach US GAAP vgl. Lagebericht Seite 19 f.*

in TEUR	2003	2002	2003	2002
	Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"-Methode*	
	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	
III. Kapitalfluss aus Finanzierungstätigkeit				
Einzahlung aus Kapitalmaßnahmen	219 590	–	219 590	–
Finanzmittelzufluss aus Sachkapitaleinlage	11 402	–	–	–
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	294 123	-65 267	294 123	-65 267
Gezahlte Dividende	-82 591	–	-82 591	-26 100
Veränderung der begebenen Anleihen	30 087	-33 797	30 087	-33 797
Andere Veränderungen	-11 010	63 971	-11 010	63 971
Kapitalfluss aus Finanzierungstätigkeit	461 601	-35 093	450 199	-61 193
IV. Währungskursdifferenzen	49 047	64 625	49 034	64 614
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	-285 732	-158 793	-286 710	-162 972
Flüssige Mittel am Anfang der Periode	671 866	830 659	672 844	835 816
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	-285 732	-158 793	-286 710	-162 972
Flüssige Mittel am Ende der Periode	386 134	671 866	386 134	672 844
Ertragsteuern	-43 982	-29 233	-43 982	-25 853
Zinszahlungen	-48 673	-107 039	-48 673	-107 039

SEGMENTBERICHTERSTATTUNG
zum 31. Dezember 2003

In der nachfolgenden Tabelle haben wir die versicherungstechnischen Aktiva und Passiva zum 31. Dezember 2003 und 2002 nach Eliminierung der konzerninternen segmentübergreifenden Geschäftsvorfälle unseren Segmenten zugeordnet.

Aufteilung zu versicherungstechnischen Aktiva- und Passiva-Positionen

in TEUR	Schaden-Rückversicherung			Personen-Rückversicherung		
	2003*	2002		2003*	2002	
		Wirtschaftliche Betrachtung	US GAAP „As-if-pooling"-Methode**		Wirtschaftliche Betrachtung	US GAAP „As-if-pooling"-Methode**
Aktiva						
Anteile der Rückversicherer an den Prämienüberträgen	99 122	94 365	94 365	2 555	1 523	1 523
Abgegrenzte Abschlusskosten (netto)	197 078	250 988	250 988	1 344 206	963 961	963 961
Anteile der Rückversicherer an den Deckungsrückstellungen	–	–	–	206 717	489 784	489 784
Anteile der Rückversicherer an den Schadenrückstellungen und sonstigen Rückstellungen	1 817 976	3 073 835	3 073 835	96 379	112 513	112 513
Depotforderungen	176 330	252 479	252 479	3 257 988	3 329 560	3 329 560
Gesamt	2 290 506	3 671 667	3 671 667	4 907 845	4 897 341	4 897 341
Passiva						
Schadenrückstellungen	8 396 999	8 954 985	8 954 985	929 396	934 142	934 142
Deckungsrückstellung	–	–	–	4 001 148	4 136 701	4 136 701
Rückstellung für Prämienüberträge	939 942	1 124 308	1 124 308	21 868	21 522	21 522
Übrige versicherungstechnische Rückstellungen	93 987	110 872	110 872	24 002	20 437	20 437
Depotverbindlichkeiten	559 333	986 831	986 831	216 185	343 819	343 819
Gesamt	9 990 261	11 176 996	11 176 996	5 192 599	5 456 621	5 456 621

* *Die Werte zur wirtschaftlichen Betrachtungsweise und nach US GAAP „As-if-pooling"-Methode sind identisch.*
** *Zur Notwendigkeit der Anwendung der „As-if-pooling"-Methode nach US GAAP vgl. Lagebericht Seite 19 f.*

Finanz-Rückversicherung			Programmgeschäft			Gesamt		
2003*	2002		2003*	2002		2003*	2002	
	Wirtschaftliche Betrachtung	US GAAP „As-if-pooling"-Methode**		Wirtschaftliche Betrachtung	US GAAP „As-if-pooling"-Methode**		Wirtschaftliche Betrachtung	US GAAP „As-if-pooling"-Methode**
2 042	86	3 997	463 201	643 513	643 513	566 920	739 487	743 398
44 780	25 604	131 687	104 742	81 408	81 408	1 690 806	1 321 961	1 428 044
–	–	–	–	–	–	206 717	489 784	489 784
506 510	632 218	633 967	2 017 227	2 403 232	2 403 232	4 438 092	6 221 798	6 223 547
4 216 479	4 012 475	4 774 376	13 886	2 692	2 692	7 664 683	7 597 206	8 359 107
4 769 811	4 670 383	5 544 027	2 599 056	3 130 845	3 130 845	14 567 218	16 370 236	17 243 880
6 192 954	5 544 198	6 627 377	3 183 821	3 403 326	3 403 326	18 703 170	18 836 651	19 919 830
–	–	–	–	–	–	4 001 148	4 136 701	4 136 701
165 518	103 913	110 565	999 566	1 161 848	1 161 848	2 126 894	2 411 591	2 418 243
18 851	19 681	21 861	2 514	–	–	139 354	150 990	153 170
20 734	24 164	27 044	284 239	275 386	275 386	1 080 491	1 630 200	1 633 080
6 398 057	5 691 956	6 786 847	4 470 140	4 840 560	4 840 560	26 051 057	27 166 133	28 261 024

SEGMENTBERICHTERSTATTUNG
zum 31. Dezember 2003

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung				Personen-Rückversicherung			
	2003	2002	2003	2002	2003	2002	2003	2002
	Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"-Methode*		Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"-Methode*	
Gebuchte Bruttoprämien	4 787 119	6 020 029	4 787 119	6 020 029	2 276 319	2 471 500	2 276 319	2 471 500
Verdiente Prämien für eigene Rechnung	3 499 993	3 502 073	3 499 993	3 502 073	1 936 309	2 142 270	1 936 309	2 142 270
Aufwendungen für Versicherungsfälle für eigene Rechnung	2 976 907	2 722 079	2 976 907	2 722 079	1 270 385	1 218 683	1 270 385	1 218 683
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	–	–	-297 797	-574 123	-297 797	-574 123
Aufwendungen für Provisionen und Gewinnanteile und das sonstige versicherungstechnische Ergebnis für eigene Rechnung	285 862	543 154	285 862	543 154	427 836	478 322	427 836	478 322
Kapitalanlageergebnis	393 411	255 860	393 411	255 860	179 393	268 424	179 393	268 424
Aufwendungen für den Versicherungsbetrieb	96 099	106 042	96 099	106 042	44 918	56 625	44 918	56 625
Übriges Ergebnis	-68 686	-81 080	-68 686	-81 080	-13 766	-34 464	-13 766	-34 464
Operatives Ergebnis (EBIT)	465 850	305 578	465 850	305 578	61 000	48 477	61 000	48 477
Zinsen auf Hybridkapital	37 781	40 866	37 781	40 866	4 834	6 575	4 834	6 575
Ergebnis vor Steuern	428 069	264 712	428 069	264 712	56 166	41 902	56 166	41 902
Steueraufwand	215 281	97 642	215 281	97 642	10 410	9 755	10 410	9 755
Anderen Gesellschaftern zustehendes Ergebnis	-45 822	-12 931	-45 822	-12 931	798	-2 150	798	-2 150
Jahresüberschuss	166 966	154 139	166 966	154 139	46 554	29 997	46 554	29 997

* *Zur Notwendigkeit der Anwendung der „As-if-pooling"-Methode nach US GAAP vgl. Lagebericht Seite 19 f.*

Finanz-Rückversicherung				Programmgeschäft				Gesamt			
2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"-Methode*		Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"-Methode*		Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"-Methode*	
1 632 672	1 242 611	1 877 873	1 545 453	2 646 747	2 729 087	2 646 747	2 729 087	11 342 857	12 463 227	11 588 058	12 766 069
1 563 431	1 210 956	1 664 243	1 497 610	1 155 855	832 936	1 155 855	832 936	8 155 588	7 688 235	8 256 400	7 974 889
1 610 246	1 380 973	1 666 287	1 625 390	814 156	666 820	814 156	666 820	6 671 694	5 988 555	6 727 735	6 232 972
–	–	–	–	–	–	–	–	-297 797	-574 123	-297 797	-574 123
241 245	132 924	257 115	157 089	253 664	23 500	253 664	23 500	1 208 607	1 177 900	1 224 477	1 202 065
438 311	357 194	482 313	313 963	60 371	46 872	60 371	46 872	1 071 486	928 350	1 115 488	885 119
3 041	5 393	3 215	5 393	68 004	90 707	68 004	90 707	212 062	258 767	212 236	258 767
984	-1 034	-711	-1 549	-23 317	-29 740	-23 317	-29 740	-104 785	-146 318	-106 480	-146 833
148 194	47 826	219 228	22 152	57 085	69 041	57 085	69 041	732 129	470 922	803 163	445 248
4 451	3 716	4 451	3 716	7 727	6 391	7 727	6 391	54 793	57 548	54 793	57 548
143 743	44 110	214 777	18 436	49 358	62 650	49 358	62 650	677 336	413 374	748 370	387 700
33 717	4 323	41 209	2 640	7 161	19 477	7 161	19 477	266 569	131 197	274 061	129 514
-10 964	-92	-10 964	-160	–	168	–	168	-55 988	-15 005	-55 988	-15 073
99 062	39 695	162 604	15 636	42 197	43 341	42 197	43 341	354 779	267 172	418 321	243 113

ANHANG
Inhaltsverzeichnis

ANHANG

1. Allgemeine Aufstellungsgrundsätze

Die Hannover Rückversicherung AG (Hannover Rück) gehört zur Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) gehört. Der HDI ist nach §§ 341 i ff. HGB verpflichtet, einen Konzernabschluss aufzustellen. In diesen Konzernabschluss sind die Abschlüsse der Hannover Rück und deren Tochterunternehmen einbezogen. Nach § 291 Abs. 3 Nr. 1 HGB in der geänderten Fassung entfällt für den Konzernabschluss der Hannover Rück die befreiende Wirkung des Konzernabschlusses der Muttergesellschaft.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den amerikanischen Rechnungslegungsvorschriften (United States Generally Accepted Accounting Principles „US GAAP") erstellt.

SFAS 141 „Business Combinations" par. 11 in Verbindung mit Appendix D 11 bis 18 regelt die Bilanzierung von Übertragungsvorgängen zwischen Gesellschaften unter gemeinsamer Beherrschung. Danach sind die Vermögensgegenstände und Schulden der übertragenen Gesellschaft zu den Buchwerten bei der abgebenden Muttergesellschaft zu übernehmen. Der konsolidierte Abschluss der übernehmenden Gesellschaft ist so darzustellen, als ob sich die übertragene Gesellschaft schon seit Beginn des Geschäftsjahres im Konsolidierungskreis befunden hätte. Die zu Vergleichszwecken präsentierten Angaben der Vorperioden sind entsprechend anzupassen. Der Konzernabschluss wurde nach diesen Vorschriften, die wir insgesamt als „As-if-pooling"-Methode bezeichnen, aufgestellt und um bestimmte Angaben ergänzt (siehe Lagebericht S. 19 f sowie Kapitel 3 und 4 dieses Anhangs). Alle Angaben im Anhang erfolgen unter Anwendung der „As-if-pooling"-Methode.

Im April 2003 hat die Derivative Implementation Group (DIG) des FASB die SFAS 133 Implementation Issue No. B 36 „Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B 36) veröffentlicht. Die Vorschrift regelt die Bilanzierung von „Modified Coinsurance"- (Modco) und „Coinsurance With Funds Withheld"- (CWFW) Rückversicherungsverträgen. Danach enthalten diese Verträge eingebettete Derivative, die getrennt von den unterliegenden Rückversicherungsvereinbarungen zu Marktwerten zu bilanzieren sind. Die Veränderungen der Marktwerte zwischen zwei Stichtagen sind erfolgswirksam zu erfassen. Der Erstanwendungszeitpunkt für SFAS 133 DIG B 36 war der 1. Oktober 2003.

Hannover Rück wendet die Regelungen seit diesem Tag an. Eine geringe Anzahl von Verträgen im Bereich der Personen-Rückversicherung war von der Vorschrift betroffen. Die Anwendung von DIG B 36 hatte im Geschäftsjahr keine wesentlichen Auswirkungen auf den Konzernabschluss. Zu näheren Ausführungen verweisen wir auf das Kapitel 7.4 „Derivative Finanzinstrumente".

Im gleichen Monat hat das FASB SFAS 149 „Amendment of Statement 133 on Derivative Instruments and Hedging Activities" veröffentlicht. SFAS 149 ergänzt die Bilanzierungsvorschriften zu derivativen Finanzinstrumenten und Hedgingstrategien nach SFAS 133, soweit sie noch nicht Teil von bereits veröffentlichten Regelungen der Derivative Implementation Group waren. Dieser Standard ist grundsätzlich auf alle Verträge anzuwenden, die nach dem 30. Juni 2003 abgeschlossen bzw. modifiziert wurden.

Im Dezember 2003 hat das FASB die Interpretation „FIN" 46 (überarbeitet Dezember 2003) „Consolidation of Variable Interest Entities" (FIN 46R) herausgegeben, die die Konsolidierung so genannter „Variable Interest Entities" klarstellt. Die Vorschrift regelt, auf welche Weise ein Unternehmen analysieren muss, ob es ein anderes Unternehmen anders als durch Stimmrechte kontrolliert und daher das andere Unternehmen gegebenenfalls konsolidieren muss. Die überarbeitete Interpretation ersetzt FIN 46 „Consolidation of Variable Interest Entities", die im Januar 2003 veröffentlicht wurde.

Hannover Rück wendet zum 31. Dezember 2003 die Regelungen von FIN 46R auf Zweckgesellschaften (Special Purpose Entities) an. Nähere Erläuterungen geben wir im Abschnitt zur Verbriefung von Rückversicherungsrisiken im Kapitel 5.1. Hannover Rück prüft derzeit die Auswirkungen von FIN 46R auf Geschäftsbeziehungen mit Gesellschaften, die keine Special Purpose Entities sind.

Im Mai 2003 hat das FASB den Standard SFAS 150 „Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" veröffentlicht. Die Vorschrift regelt die Bilanzierung bestimmter Finanzinstrumente, die bisher von den Emittenten als Eigenkapital ausgewiesen wurden. Nach SFAS 150 sind bestimmte freistehende Finanzinstrumente, die sowohl Merkmale von Verbindlichkeiten als auch von Eigenkapital tragen, insgesamt als Verbindlichkeiten auszuweisen. Die entsprechenden Zeitwertveränderungen sind in der Mehrzahl der Fälle ergebniswirksam zu erfassen. Der Standard kann gegebenenfalls bestimmte Rückkauftransaktionen von Aktien sowie Steuerungsgrößen und Bilanzkennzahlen beeinflussen.

Die Anwendung von SFAS 150 hatte im Geschäftsjahr keine Auswirkungen auf den Konzernabschluss.

Die EITF hat im März 2003 Konsens zu den offenen Punkten von EITF 02-9 „Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold" hergestellt. EITF 02-9 sieht vor, dass der Veräußerer Finanzaktiva, die vormals als verkauft bilanziert wurden, zum Zeitwert anzusetzen hat, sofern er die Verfügungsmacht über diese Finanzaktiva zurückgewonnen hat. Zu bilanzieren ist wie bei einem Rückerwerb durch den Veräußerer. Gleichzeitig hat der Veräußerer eine entsprechende Verpflichtung gegenüber dem Erwerber auszuweisen. Bei der Rückgewinnung der Verfügungsmacht dürfen beim Veräußerer keine Gewinne oder Verluste realisiert werden. Die Bildung von Wertberichtigungen auf Forderungen ist zum Zeitpunkt der Wiedererlangung der Verfügungsmacht unzulässig. Die Regelungen sind seit April 2003 auf alle Veränderungen anzuwenden, durch die der Veräußerer die Verfügungsmacht über vormals verkaufte Finanzaktiva zurückerlangt.

Aus der Einführung der Regelungen haben sich im Geschäftsjahr keine Auswirkungen auf den Konzernabschluss ergeben.

Im November 2002 wurde vom FASB die FIN 45 „Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements 5, 57 and 107 and Recission of FASB Interpretation 34" veröffentlicht. Die Interpretation gibt Aufschluss über die Angabepflichten, die ein Garantiegeber in seinem Abschluss zu den Verpflichtungen aus den von ihm gewährten Garantien zu machen hat. FIN 45 regelt weiterhin, dass ein Garantiegeber zum Zeitpunkt der Garantiezusage eine Passivierung in Höhe des Zeitwerts für die Verpflichtung vorzunehmen hat, die ihm aus der Gewährung der Garantie entstanden ist. Angabepflichten bestehen für alle Perioden, die nach dem 15. Dezember 2002 enden (Wir verweisen auf unsere Erläuterungen im Kapitel 7.2 „Haftungsverhältnisse"). Die Ansatzvorschriften gelten für Garantien bzw. Haftungsverhältnisse, die nach dem 31. Dezember 2002 begründet wurden. Sie gelten nicht für Garantien, die innerhalb eines Konzernverbunds oder von einem Konzernunternehmen für ein anderes Konzernunternehmen gegenüber Dritten abgegeben wurden.

Die Anwendung der Vorschrift hatte keinen wesentlichen Effekt auf den Konzernabschluss.

Im Juli 2002 wurde SFAS 146 „Accounting for Costs Associated with Exit or Disposal Activities" veröffentlicht. Demnach sind Verpflichtungen für Kosten im Zusammenhang mit Schließungs- oder Veräußerungsvorgängen in der Periode zu passivieren, in der die Kosten entstanden sind, vorausgesetzt, der Zeitwert ist vernünftig abschätzbar. Bisher konnten solche Verpflichtungen bereits bei der Verpflichtung der Unternehmensleitung zu einem Restrukturierungsplan passiviert werden. SFAS 146 ist für Schließungs- bzw. Veräußerungsvorgänge nach dem 31. Dezember 2002 anzuwenden.

Aus der Anwendung des Standards haben sich im Geschäftsjahr keine wesentlichen Auswirkungen auf den Konzernabschluss ergeben.

Alle vom FASB bis zum 31. Dezember 2003 verabschiedeten Statements of Financial Accounting Standards (SFAS), deren Anwendung für das Geschäftsjahr 2003 bindend war, haben wir in dem Konzernabschluss berücksichtigt.

Die nach § 161 des Aktiengesetzes vorgeschriebene Entsprechenserklärung zum Deutschen Corporate Governance-Kodex ist abgegeben und den Aktionären zugänglich gemacht worden.

Im Konzernabschluss und in den Abschlüssen der Einzelgesellschaften müssen zu einem gewissen Grad Schätzungen und Annahmen getroffen werden, die die bilanzierten Vermögensgegenstände und Verbindlichkeiten und den Ausweis von Erträgen und Aufwendungen während der Berichtsperiode beeinflussen. Die sich tatsächlich ergebenden Beträge können von den Schätzungen abweichen.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Jahresabschlüsse wurden überwiegend zu den Stichtagen 31. Dezember aufgestellt. Eine Erstellung von Zwischenabschlüssen nach ARB 51.4 für die Konzerngesellschaften mit abweichenden Stichtagen ist nicht erforderlich, da deren Abschlussstichtage nicht mehr als drei Monate vor dem Konzernabschlussstichtag liegen.

Die Abschlüsse aller Gesellschaften wurden zunächst entsprechend den landesrechtlichen Vorschriften erstellt und nach konzerneinheitlichen Bilanzierungs- und Bewertungsregeln auf amerikanische Rechnungslegungsvorschriften (US GAAP) übergeleitet.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Konzernobergesellschaft ist die Hannover Rück. Voll konsolidiert wurden neun inländische und siebzehn ausländische Einzelgesellschaften sowie drei ausländische Teilkonzerne. „At Equity" wurden drei inländische und drei ausländische Gesellschaften konsolidiert.

Im Geschäftsjahr sind die HEPEP II Holding GmbH, HEPEP III Holding GmbH und HAPEP II Holding GmbH, alle mit Sitz in Hannover/Deutschland, erstmalig konsolidiert worden. Die Anteile an diesen Gesellschaften werden von den ebenfalls in den Konzernabschluss einbezogenen Hannover Euro Private Equity Partners II GmbH & Co. KG, Hannover Euro Private Equity Partners III GmbH & Co. KG und Hannover America Private Equity Partners II GmbH & Co. KG gehalten. Der Geschäftszweck der Gesellschaften liegt im Aufbau, Halten und Verwalten ausgewählter Portefeuilles von Kapitalanlagen.

Ebenfalls erstmalig konsolidiert wurde im Geschäftsjahr die Oval Office Grundstücks GmbH, Hannover/Deutschland, deren Zweck der Erwerb, die Verwaltung und die Veräußerung von Grundstücken ist. Die Gesellschafter sind zu je 50 % die HDI Privat Versicherung AG und die Hannover Rück. Die Gesellschaft wurde nach der „At-equity"-Methode in den Konzernabschluss einbezogen.

Im Rahmen einer Kapitalerhöhung gegen Sacheinlage hat die Talanx AG ihre Anteile an der HDI Reinsurance (Ireland) Ltd. mit Wirkung vom 1. Juli 2003 in die Hannover Rück eingebracht. Nähere Erläuterungen geben wir im Kapitel 4 „Wesentliche Akquisitionen/Neugründungen".

In Übereinstimmung mit Ziffer 7.1.4 der Empfehlungen des Deutschen Corporate Governance-Kodex sind in der nachfolgenden Tabelle auch die wesentlichen Beteiligungen an nicht konsolidierten Drittunternehmen aufgeführt.

Die Angaben zur Höhe des Eigenkapitals und des Ergebnisses des letzten Geschäftsjahres entstammen den lokalen Jahresabschlüssen der Gesellschaften.

In den Konzernabschluss einbezogene Unternehmen

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1 000 Währungseinheiten	Höhe des Anteils am Kapital in %	Höhe des Eigenkapitals		Ergebnis des letzten Geschäftsjahres	
Verbundene Unternehmen mit Sitz in Deutschland					
Hannover Rück Beteiligung Verwaltungs-GmbH, Hannover/Deutschland	100,0	EUR	596 851	EUR	21 730
Hannover America Private Equity Partners II GmbH & Co. KG, Hannover/Deutschland [8]	89,0	EUR	20 990	EUR	-81
HAPEP II Holding GMBH, Hannover/Deutschland [8]	89,0	EUR	19 012	EUR	-186
Hannover Euro Private Equity Partners III GmbH & Co. KG, Hannover/Deutschland [8]	77,9	EUR	4 191	EUR	-24
HEPEP III Holding GmbH, Hannover/Deutschland [10]	77,9	EUR	2 009	EUR	-16
GbR Hannover Rückversicherungs-AG/ E+S Rückversicherungs-AG Grundstücksgesellschaft, Hannover/Deutschland	70,1	EUR	59 108	EUR	1 207
E+S Rückversicherungs-AG, Hannover/Deutschland [2]	55,8	EUR	459 281	EUR	39 000
Hannover Euro Private Equity Partners II GmbH & Co. KG, Hannover/Deutschland [8]	54,9	EUR	24 134	EUR	8
HEPEP II Holding GmbH, Hannover/Deutschland [8]	54,9	EUR	16 593	EUR	-9
Verbundene Unternehmen mit Sitz im Ausland					
Hannover Finance (Luxembourg) S.A., Luxemburg/Luxemburg [2]	100,0	EUR	9 698	EUR	7 869
Hannover Finance (UK) Limited, Virginia Water/Großbritannien	100,0	GBP	109 352	GBP	-10
Hannover Life Reassurance Company of America, Orlando/USA [2]	100,0	USD	84 958	USD	-1 401
Hannover Life Reassurance (Ireland) Ltd., Dublin/Irland	100,0	EUR	101 639	EUR	2 963
Hannover Life Reassurance (UK) Ltd., Virginia Water/Großbritannien [2]	100,0	GBP	33 074	GBP	980
Hannover Re (Bermuda) Ltd., Hamilton/Bermuda	100,0	EUR	647 472	EUR	142 961
Hannover Reinsurance (Ireland) Ltd., Dublin/Irland	100,0	EUR	536 952	EUR	46 430
Hannover Re Sweden Insurance Company Ltd., Stockholm/Schweden [3][9]	100,0	SEK	–	SEK	723
Hannover Services (UK) Ltd., Virginia Water/Großbritannien	100,0	GBP	635	GBP	169
International Insurance Company of Hannover Ltd., Virginia Water/Großbritannien	100,0	GBP	70 970	GBP	6 365
Hannover Finance, Inc., Wilmington/USA [1]	100,0	USD	400 773	USD	8 238

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1 000 Währungseinheiten	Höhe des Anteils am Kapital in %	Höhe des Eigenkapitals	Ergebnis des letzten Geschäftsjahres
Die Hannover Finance, Inc. erstellt einen eigenen Teilkonzernabschluss, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind und an denen sie folgende Anteile hält:			
Clarendon America Insurance Company, Trenton/USA	100,0	USD 179 213	USD 10 815
Clarendon National Insurance Company, Trenton/USA	100,0	USD 518 515	USD 16 956
Clarendon Select Insurance Company, Tallahassee/USA	100,0	USD 27 121	USD 3 537
Harbor Specialty Insurance Company, Trenton/USA	100,0	USD 42 028	USD 6 313
Insurance Corporation of Hannover, Chicago/USA	100,0	USD 197 044	USD 11 302
Redland Insurance Company, Council Bluffs/USA	100,0	USD 26 500	USD 2 393
Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/Südafrika	100,0	ZAR 343 191	ZAR -39 118
Die Hannover Reinsurance Group Africa (Pty) Ltd. erstellt einen eigenen Teilkonzernabschluss, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind und an denen sie folgende Anteile hält:			
Compass Insurance Holdings (Pty) Ltd., Johannesburg/Südafrika [3]	100,0	ZAR 12 125	ZAR 2 333
Hannover Life Reassurance Africa Ltd., Johannesburg/Südafrika	100,0	ZAR 32 977	ZAR -2 195
Hannover Reinsurance Africa Ltd., Johannesburg/Südafrika	100,0	ZAR 289 992	ZAR 259
Hannover Reinsurance Mauritius Ltd., Port Louis/Mauritius	100,0	MUR 39 897	MUR -101 045
Lireas Holdings (Pty) Ltd., Johannesburg/Südafrika	100,0	ZAR 9 743	ZAR -3 421
Aviation Insurance Company Ltd., Kapstadt/Südafrika [5]	31,3	ZAR 21 326	ZAR 3 970
HDI Reinsurance (Ireland) Ltd., Dublin/Irland	100,0	EUR 226 844	EUR 104 091
Hannover Re Real Estate Holdings, Inc., Orlando/USA	94,0	USD 124 787	USD 4 951
Die Hannover Re Real Estate Holdings, Inc. hält einen Teilkonzern, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind und an denen sie folgende Anteile hält:			
Hannover USA Real Estate Corporation, Orlando/USA	94,0	USD 51 042	USD -1 966
Summit at Southpoint Corporation, Jacksonville/USA	94,0	USD 7 422	USD 338
Orange Avenue Corporation, Orlando/USA	94,0	USD 204	USD -41
WRH Offshore High Yield Partners, L.P., Wilmington/USA [1]	86,7	USD 48 828	USD 2 996
Penates A, Ltd., Tortola/British Virgin Islands [1]	86,1	USD 92 243	USD 3 386

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1 000 Währungseinheiten	Höhe des Anteils am Kapital in %	Höhe des Eigenkapitals		Ergebnis des letzten Geschäftsjahres	
Hannover Re Advanced Solutions Ltd., Dublin/Irland [1]	85,3	EUR	797	EUR	218
Hannover Life Re of Australasia Ltd., Sydney/Australien	77,9	AUD	177 160	AUD	13 940
E+S Reinsurance (Ireland) Ltd., Dublin/Irland	55,8	EUR	157 643	EUR	12 994
Assoziierte Unternehmen mit Sitz in Deutschland					
Oval Office Grundstücks GmbH, Hannover/Deutschland	50,0	EUR	29 903	EUR	-24
WeHaCo Unternehmensbeteiligungs-AG, Hannover/Deutschland	39,0	EUR	70 350	EUR	25 442
HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hannover/Deutschland [3]	25,0	EUR	106 971	EUR	37 543
Assoziierte Unternehmen mit Sitz im Ausland					
ITAS Assicurazioni S.p.A., Trient/Italien	43,7	EUR	54 197	EUR	4 786
ITAS Vita S.p.A., Trient/Italien	34,9	EUR	52 410	EUR	2 087
WPG Corporate Development Associates IV (Overseas), L.L.C., Grand Cayman/Cayman Islands	26,8	USD	2 379	USD	-12
Beteiligungen in Deutschland					
JM Management Consulting GmbH, Hannover/Deutschland [3]	74,0	EUR	47	EUR	-3
Willy Vogel Beteiligungs GmbH, Hannover/Deutschland [3]	15,0	EUR	70 061	EUR	14 612
Internationale Schule Hannover Region, Hannover/Deutschland [6]	11,1	EUR	570	EUR	112
Beteiligungen im Ausland					
Mediterranean Re, PLC, Dublin/Irland [2]	33,3	USD	3 927	USD	268
Special Risk Insurance and Reinsurance Luxemburg S.A., Luxemburg/Luxemburg [3]	18,2	EUR	291 230	EUR	-8 770
HI Holdings, Inc., Honolulu, Hawaii [4] [7]	16,3	USD	17 348	USD	2 235
Inter Ocean Holdings Ltd., Hamilton/Bermuda [4]	10,0	USD	74 297	USD	2 451
Acte Vie S.A. Compagnie d'Assurances sur la Vie et de Capitalisation, Straßburg/Frankreich [3]	9,4	EUR	6 914	EUR	8
Bulstrad Life Insurance, Sofia, Bulgarien	9,1	BGN	5 707	BGN	286

[1] Zahlenangaben nach US GAAP
[2] Vorläufige (untestierte) Zahlen
[3] Geschäftsjahr zum 31.12.2002
[4] Konsolidierte Zahlen
[5] Geschäftsjahr vom 1.11.2001 bis 31.10.2002
[6] Geschäftsjahr zum 31.7.2003
[7] Stimmberechtigte Anteile 16,26 %
[8] Geschäftsjahr zum 30.9.2003
[9] Gesellschaft inaktiv
[10] Geschäftsjahr zum 31.10.2003

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des SFAS 141. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögensgegenstände und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögensgegenstände, die gemäß SFAS 141 getrennt von einem Geschäfts- oder Firmenwert (Goodwill) zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Bei Transaktionen zwischen Gesellschaften unter gemeinsamer Beherrschung (Transactions Between Entities Under Common Control) werden die Vermögensgegenstände und Schulden der übertragenen Gesellschaft zu den Buchwerten bei der abgebenden Muttergesellschaft übernommen, ein Bestandswert oder Goodwill wird nicht bilanziert. Nach SFAS 141.11 i. V. m. App. D ist dabei der konsolidierte Abschluss der übernehmenden Gesellschaft so darzustellen, als ob sich die übertragene Gesellschaft schon seit Beginn des Geschäftsjahres im Konsolidierungskreis befunden hätte. Dabei sind die Geschäftsbeziehungen der übertragenen Gesellschaft mit anderen Gesellschaften des Konzerns wie Konzernvorgänge zu eliminieren. Gleiches gilt für alle zu Vergleichszwecken dargestellten Vorperioden („As-if-pooling"-Methode). Geringwertige und „negative Goodwills" wurden im Jahr der Entstehung ertragswirksam verrechnet. Soweit Anteile am Eigenkapital Konzernfremden zustehen, werden diese Anteile separat ausgewiesen. Der Anteil Konzernfremder am Ergebnis wird in der Gewinn- und Verlustrechnung vom Jahresergebnis abgesetzt und beträgt für das Geschäftsjahr 55.988 TEUR (15.073 TEUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

4. Wesentliche Akquisitionen/Neugründungen

Die Talanx AG hat im Rahmen einer Kapitalerhöhung gegen Sacheinlage ihre Anteile an der HDI Reinsurance (Ireland) Ltd. mit Wirkung vom 1. Juli 2003 gegen Ausgabe von 13.716.814 neuen Aktien in die Hannover Rück eingebracht. Da diese Einbringung eine Transaktion zwischen Gesellschaften unter gemeinsamer Beherrschung darstellt, war die Gesellschaft nach den Grundsätzen der US GAAP zu den Buchwerten der Talanx AG so zu konsolidieren, als ob sie bereits zu Beginn des Geschäftsjahres zum Konzern gehörte. Die zu Vergleichszwecken präsentierten Angaben des Vorjahres sind ebenfalls entsprechend angepasst worden („As-if-pooling"-Methode, vgl. Abschnitt „Kapitalkonsolidierung"). Die auf dieser Grundlage dargestellten konsolidierten Finanzinformationen des Konzerns für die Zeiträume vor der Einbringung spiegeln nicht notwendigerweise die Vermögens-, Finanz- und Ertragslage wider, die sich ohne den nach US GAAP erforderlichen Einbezug der HDI Reinsurance für diese Zeiträume ergeben hätte. Daher haben wir die Konzernabschlüsse für das Geschäftsjahr 2003 und das Vorjahr um die Angaben auf Basis einer Erstkonsolidierung der Gesellschaft auf den 1. Juli 2003 erweitert (wirtschaftliche Betrachtung). Mit Wirkung vom 8. Dezember 2003 hat die Hannover Rück ihre Anteile an der HDI Reinsurance (Ireland) Ltd. im Rahmen einer Kapitalerhöhung gegen Sacheinlage in die Hannover Reinsurance (Ireland) Ltd. eingebracht.

5. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

5.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Bewertung der Kapitalanlagen erfolgte gemäß SFAS 115 „Accounting for Certain Investments in Debt and Equity Securities". Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Held-To-Maturity), werden zu Anschaffungskosten zuzüglich bzw. abzüglich erfolgswirksamer Amortisationen bewertet (Amortised Costs). Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht (Available-For-Sale), werden zum Marktwert bewertet. Die Zuschreibung der Differenz zwischen Marktwert und den fortgeführten Anschaffungskosten (Amortised Costs) erfolgt ergebnisneutral.

Festverzinsliche Wertpapiere des Handelsbestands (Trading) werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private Equity"-Limited Partnerships.

Laufzeiten der festverzinslichen Wertpapiere des Dauerbestands und des dispositiven Bestands zu den Bilanzstichtagen 31. Dezember 2003 und 2002

In TEUR	2003		2002	
	Fortgeführte Anschaffungskosten	Marktwert	Fortgeführte Anschaffungskosten	Marktwert
Dauerbestand				
innerhalb eines Jahres	67 169	68 408	30 608	31 382
zwischen einem und fünf Jahren	114 953	123 384	173 937	187 824
zwischen fünf und zehn Jahren	295 000	298 825	130 000	138 330
nach mehr als zehn Jahren	21 573	22 831	21 788	24 057
Gesamt	498 695	513 448	356 333	381 593
Dispositiver Bestand				
innerhalb eines Jahres	1 375 756	1 382 997	1 512 288	1 522 222
zwischen einem und fünf Jahren	6 212 600	6 280 794	4 383 705	4 518 495
zwischen fünf und zehn Jahren	2 150 603	2 196 050	2 092 802	2 176 097
nach mehr als zehn Jahren	1 235 717	1 259 726	1 164 692	1 197 284
Gesamt	10 974 676	11 119 567	9 153 487	9 414 098

Die tatsächlichen Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Fortgeführte Anschaffungskosten sowie unrealisierte Gewinne und Verluste aus dem Dauerbestand der Kapitalanlagen (Held-To-Maturity)

in TEUR	2003			
	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel quasi-staatlicher Institutionen	145 896	8 718	–	154 614
Schuldtitel von Unternehmen	249 128	4 037	3 845	249 320
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	103 671	5 843	–	109 514
Gesamt	498 695	18 598	3 845	513 448

in TEUR	2002			
	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel quasi-staatlicher Institutionen	145 689	11 042	–	156 731
Schuldtitel von Unternehmen	86 442	5 944	314	92 072
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	124 202	8 588	–	132 790
Gesamt	356 333	25 574	314	381 593

Fortgeführte Anschaffungskosten und unrealisierte Gewinne und Verluste aus dem dispositiven und Handelsbestand der Kapitalanlagen (Available-For-Sale und Trading)

in TEUR	2003			
	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 490 422	15 622	3 247	1 502 797
Schuldtitel der US-Regierung	1 483 771	8 420	4 607	1 487 584
Schuldtitel anderer ausländischer Staaten	318 673	4 612	458	322 827
Schuldtitel quasi-staatlicher Institutionen	2 873 524	34 981	17 898	2 890 607
Schuldtitel von Unternehmen	3 114 644	97 006	24 835	3 186 815
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 133 208	29 856	4 796	1 158 268
Aus Investmentfonds	560 434	13 921	3 686	570 669
	10 974 676	204 418	59 527	11 119 567
Dividendentitel				
Aktien	220 587	21 397	17 174	224 810
Aus Investmentfonds	644 842	53 885	100	698 627
Andere Dividendentitel	1 138	1 020	–	2 158
	866 567	76 302	17 274	925 595
Kurzfristige Anlagen	569 592	–	–	569 592
Gesamt	12 410 835	280 720	76 801	12 614 754
Handelsbestand				
Dividendentitel				
Derivate	–	2 480	78	2 402
Gesamt	–	2 480	78	2 402

in TEUR	2002			
	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 473 858	44 389	–	1 518 247
Schuldtitel der US-Regierung	1 020 114	27 769	–	1 047 883
Schuldtitel anderer ausländischer Staaten	260 441	7 142	1 698	265 885
Schuldtitel quasi-staatlicher Institutionen	2 366 346	86 143	3 062	2 449 427
Schuldtitel von Unternehmen	2 394 406	100 982	41 042	2 454 346
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 104 945	32 595	15 044	1 122 496
Aus Investmentfonds	533 377	22 929	492	555 814
	9 153 487	321 949	61 338	9 414 098
Dividendentitel				
Aktien	190 614	5 535	33 450	162 699
Aus Investmentfonds	672 601	–	113 631	558 970
Andere Dividendentitel	1 165	–	80	1 085
	864 380	5 535	147 161	722 754
Kurzfristige Anlagen	982 416	–	–	982 416
Gesamt	11 000 283	327 484	208 499	11 119 268
Handelsbestand				
Dividendentitel				
Derivate	–	5 493	–	5 493
Gesamt	–	5 493	–	5 493

Ergebnis der Kapitalanlagen

in TEUR	2003	2002
Erträge aus Grundstücken	25 980	33 878
Dividenden	27 664	59 039
Laufende Kapitalanlageerträge	501 241	534 499
Sonstige Kapitalanlageerträge	583 486	557 368
Ordentliche Kapitalanlageerträge	1 138 371	1 184 784
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	255 330	202 151
Realisierte Verluste aus dem Abgang von Kapitalanlagen	114 875	108 559
Unrealisierte Gewinne und Verluste	8 517	-7 090
Abschreibungen auf Grundstücke	18 697	7 982
Abschreibung auf Dividendentitel	65 300	164 594
Abschreibung auf festverzinsliche Wertpapiere	29 685	25 639
Abschreibungen auf Beteiligungen	4 299	16 849
Sonstige Kapitalanlageaufwendungen	53 874	171 103
Kapitalanlageergebnis	1 115 488	885 119

In den sonstigen Kapitalanlageerträgen sind Depotzinsen in Höhe von 548,8 Mio. EUR (539,6 Mio. EUR) enthalten.

Ratingstruktur der festverzinslichen Wertpapiere

in TEUR	2003								
	AAA	AA	A	BBB	BB	B	C	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	71 556	165 926	246 077	13 563	–	–	–	1 573	498 695
Festverzinsliche Wertpapiere – dispositiver Bestand	6 461 711	1 987 441	1 650 632	677 067	56 870	180 350	8 239	97 257	11 119 567
Gesamte festverzinsliche Wertpapiere	6 533 267	2 153 367	1 896 709	690 630	56 870	180 350	8 239	98 830	11 618 262

in TEUR	2002								
	AAA	AA	A	BBB	BB	B	C	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	171 069	124 091	55 791	5 113	–	–	–	269	356 333
Festverzinsliche Wertpapiere – dispositiver Bestand	5 534 004	1 792 576	1 270 317	467 316	54 465	175 158	4 969	115 293	9 414 098
Gesamte festverzinsliche Wertpapiere	5 705 073	1 916 667	1 326 108	472 429	54 465	175 158	4 969	115 562	9 770 431

Die Kapitalanlagen werden in den folgenden Währungen gehalten

in TEUR	2003								
	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Andere	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	–	–	488 672	–	–	1 573	8 450	–	498 695
Festverzinsliche Wertpapiere – dispositiver Bestand	553 090	245 236	3 536 043	1 250 990	87 930	5 159 204	64 438	222 636	11 119 567
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	18 960	2 292	690 299	12 779	10 953	178 363	11 423	526	925 595
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	–	–	2 402	–	–	–	–	–	2 402
Andere Kapitalanlagen	55	–	427 062	7 130	829	414 944	11 932	2 524	864 476
Kurzfristige Anlagen, flüssige Mittel	86 853	36 636	160 028	65 559	20 753	401 547	100 888	83 462	955 726
Gesamte Kapitalanlagen	658 958	284 164	5 304 506	1 336 458	120 465	6 155 631	197 131	309 148	14 366 461

in TEUR	2002								
	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Andere	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	–	–	354 545	–	–	1 788	–	–	356 333
Festverzinsliche Wertpapiere – dispositiver Bestand	420 128	179 164	3 173 518	1 087 029	31 947	4 290 067	20 227	212 018	9 414 098
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	21 438	1 886	419 771	35 936	9 537	211 503	22 000	683	722 754
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	–	–	97	5 364	–	32	–	–	5 493
Andere Kapitalanlagen	62	–	392 386	8 206	1 170	523 896	13 036	3 665	942 421
Kurzfristige Anlagen, flüssige Mittel	99 672	39 147	372 036	82 666	39 108	883 539	79 175	59 917	1 655 260
Gesamte Kapitalanlagen	541 300	220 197	4 712 353	1 219 201	81 762	5 910 825	134 438	276 283	13 096 359

Grundbesitz

Der Grundbesitz gliedert sich in einen eigengenutzten und einen fremdgenutzten Anteil. Lediglich der zur Einnahmenerzielung im Bestand befindliche Grundbesitz wird unter den Kapitalanlagen ausgewiesen. Die Bewertung erfolgt mit den Anschaffungskosten vermindert um die planmäßigen Abschreibungen.

Die Erträge und Aufwendungen aus Mietverträgen sind im Kapitalanlageergebnis enthalten.

Darstellung des Grundbesitzes

in TEUR	2003	2002
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	230 591	265 858
Selbstgenutzte Objekte (sonstige Vermögensgegenstände)	42 395	43 119

Kurzfristige Geldanlagen

Hier sind Anlagen mit einer Restlaufzeit bis zu einem Jahr ausgewiesen.

Verbriefung von Rückversicherungsrisiken

Im Dezember 2003 hat das FASB die revidierte Fassung der FIN 46 „Consolidation of Variable Interest Entities" (FIN 46R) veröffentlicht, die die Konsolidierung so genannter „Variable Interest Entities" regelt. Die überarbeitete Interpretation ersetzt FIN 46 „Consolidation of Variable Interest Entities", die im Januar 2003 herausgegeben wurde. In den Fällen, in denen eine Konsolidierung auf Basis einer beherrschenden Stimmrechtsbeteiligung nicht in Betracht kommt, erfolgt die Konsolidierung durch den Hauptnutznießer (Primary Beneficiary) einer Variable Interest Entity. Hauptnutznießer ist diejenige Partei, die auf Grund der Art ihrer Geschäftsbeziehungen (Variable Interests) die Mehrheit der erwarteten Gewinne bzw. Verluste der Gesellschaft zu tragen hat. FIN 46R definiert ein variables Interesse als jede vertragliche, eigentumsrechtliche oder sonstige monetäre Beziehung mit einer Gesellschaft, deren Wert von dem Nettovermögen (Net Asset Value) der Gesellschaft abhängt und mit diesem schwankt.

FIN 46R wird erstmals ab dem 31. März 2004 auf alle in Frage kommenden Gesellschaften anzuwenden sein. Zum 31. Dezember 2003 haben wir FIN 46R auf alle Geschäftsbeziehungen mit Zweckgesellschaften (Special Purpose Entities) angewendet. Darüber hinaus enthält FIN 46R Offenlegungsanforderungen hinsichtlich bestehender Geschäftsbeziehungen mit Variable Interest Entities, die auch dann zu erfüllen sind, wenn diese Gesellschaften nicht konsolidiert werden.

Im Rahmen der Verbriefung (Portfolio-Linked Securitisation) bestimmter Rückversicherungsrisiken hat die Hannover Rück in den Jahren von 1993 bis 1999 Geschäft auf proportionaler Basis an eine Versicherungsgesellschaft in Form einer Special Purpose Entity retrozediert, die sich über die internationalen Kapitalmärkte refinanziert. Die Gesellschaft befindet sich seit Februar 2003 in Abwicklung. Diese Transaktion fällt unter den Gültigkeitsbereich von FIN 46R. Da die Geschäftsbeziehungen der Hannover Rück mit dieser Gesellschaft nach FIN 46R keine variablen Interessen darstellen, resultiert aus der Transaktion keine Konsolidierungspflicht.

Die zum 31. Dezember 2003 verbleibenden Vermögensgegenstände der Zweckgesellschaft belaufen sich auf 1,3 Mio. EUR und repräsentieren insoweit kein wesentliches Verlustrisiko für Hannover Rück.

Seit März 2002 retrozediert die Hannover Rück Naturkatastrophenrisiken (u. a. Hurrikane und Erdbeben in den USA, Stürme in Europa und Erdbebengefahren in Japan) sowie weltweites Luftfahrtgeschäft auf proportionaler Basis an eine Zweckgesellschaft, die sich über die internationalen Kapitalmärkte refinanziert. Die Geschäftsbeziehungen der Hannover Rück mit dieser Gesellschaft repräsentieren keine variablen Interessen. Eine Konsolidierungsnotwendigkeit besteht daher nicht.

Die Gesellschaft weist zum 31. Dezember 2003 ein Haftungskapital in Höhe von 182,4 Mio. EUR auf. Es ist vollständig besichert und stellt insoweit kein Verlustrisiko für Hannover Rück dar.

Hannover Rück hält seit November 2000 stimmberechtigte Eigenkapitalanteile sowie einen Anteil an den ausgegebenen Kapitalmarktwertpapieren einer Zweckgesellschaft zur Verbriefung von Rückversicherungsrisiken in Frankreich und Monaco. Das Gesamtvolumen der begebenen Bonds beträgt 102,3 Mio. EUR. Auf Basis ihrer variablen Interessen beträgt das maximale Verlustrisiko aus dieser Transaktion für die Hannover Rück 15,7 Mio. EUR. Hannover Rück ist in dieser Geschäftsbeziehung nicht der Hauptnutznießer.

Seit dem 2. November 2001 hält Hannover Rück das Eigenkapital einer Zweckgesellschaft zum Aufkauf und der Abwicklung so genannter „Life Settlements". Das Gesamtfinanzierungsvolumen der Gesellschaft beträgt 269,6 Mio. EUR. Eine Versicherungsgesellschaft trägt das vollständige versicherungstechnische Risiko der Zweckgesellschaft. Dieser Zedent retrozediert einen Teil des Risikos an Hannover Rück. Der Vertrag ist mit Wirkung zum 31. Dezember 2003 beendet worden. Die Zweckgesellschaft ist für die Aufnahme von Neugeschäft gesperrt und befindet sich in Abwicklung. Das maximale Verlustrisiko aus dieser Transaktion beläuft sich für Hannover Rück auf 20,6 Mio. EUR. Hannover Rück ist in dieser Geschäftsbeziehung nicht der Hauptnutznießer.

Kapitalanlagen

Im Rahmen des Kapitalanlagenmanagements beteiligt sich die Hannover Rück seit dem Jahr 1988 an einer Vielzahl von Zweckgesellschaften, die ihrerseits bestimmte Formen von Eigen- und Fremdkapitalanlagegeschäft tätigen. Die Gesamtheit variabler Interessen derartiger Strukturen besteht im Wesentlichen aus den am Kapitalmarkt an eine Vielzahl von Investoren veräußerten Beteiligungen. Obwohl seitens Hannover Rück Verbindungen in Form variabler Interessen bestehen, kamen wir im Ergebnis unserer Analyse zu dem Schluss, dass der Konzern in keiner dieser Transaktionen als Hauptnutznießer zu betrachten ist und daher keiner Konsolidierungsnotwendigkeit unterliegt.

Die Hannover Rück beteiligt sich über die Zeichnung bestimmter Kapitalmarktwertpapiere, so genannter „Disaster Bonds" (auch „Cat-Bonds") seit Mai 1994 an einer Reihe von Zweckgesellschaften zur Verbriefung dieser Katastrophenrisiken. Die Geschäftsbeziehungen der Hannover Rück mit diesen Gesellschaften repräsentieren variable Interessen. In keiner dieser Transaktionen ist Hannover Rück der Hauptnutznießer, so dass eine Konsolidierungspflicht nicht besteht. Das maximale, aus diesen Beteiligungen resultierende Verlustrisiko beträgt für Hannover Rück 48,5 Mio. EUR.

Derzeit wird das Ausmaß der Geschäftsbeziehungen mit anderen als den oben beschriebenen Gesellschaften vor dem Hintergrund des Gültigkeitsbereichs von FIN 46R analysiert. Eine Konsolidierungspflicht besteht nach jetziger Beurteilung nicht. Nach jetzigem Stand ist der Gesamtumfang dieser Transaktionen und das daraus resultierende maximale Verlustrisiko für den Konzern unwesentlich.

5.2 Versicherungstechnische Aktiva und Passiva

Versicherungstechnische Aktiva

Die Anteile der Retrozessionäre an den versicherungstechnischen Rückstellungen basieren auf den vertraglichen Vereinbarungen der zu Grunde liegenden Rückversicherungsverträge.

SFAS 60 „Accounting and Reporting by Insurance Enterprises" verlangt die Aktivierung von Abschlusskosten als Vermögensgegenstände sowie deren Auflösung über die Gewinn- und Verlustrechnung proportional zu den verdienten Prämien.

Für die Schaden-Rückversicherung werden Abschlusskosten, die direkt mit dem Abschluss oder der Erneuerung von Verträgen im Zusammenhang stehen, für den unverdienten Teil der Prämien abgegrenzt. Für die Personen-Rückversicherung werden die aktivierten Abschlusskosten bei Lebens- und Rentenversicherungen mit laufender Prämienzahlung unter Berücksichtigung der Laufzeit der Verträge, der erwarteten Rückkäufe, der Stornoerwartungen und der erwarteten Zinserträge ermittelt. Für Rentenversicherungen gegen Einmalbeitrag beziehen sich diese Werte auf die erwartete Policenlaufzeit oder Rentenzahlungszeit.

Entwicklung der abgegrenzten Abschlusskosten

in TEUR	2003	2002
Anfangsbestand	1 428 044	1 197 843
Währungskursdifferenzen	-95 246	-88 895
	1 332 798	1 108 948
Veränderungen	365 760	321 615
Währungskursdifferenzen zwischen Durchschnittskurs- und Endkursbewertung	-7 752	-2 519
Endbestand	1 690 806	1 428 044

Versicherungstechnische Rückstellungen

Die Rückstellungen für noch nicht abgewickelte Versicherungsfälle bemessen sich grundsätzlich nach den Aufgaben der Zedenten. Zusätzlich werden Rückstellungen für nicht gemeldete, bereits eingetretene Schäden (IBNR-Reserven) gebildet. Die Summe der Rückstellungen entspricht dem „Grundsatz der bestmöglichen Schätzung" (Best Estimate) nach US GAAP. Dieser Schätzung liegen Erfahrungen der Vergangenheit und Einschätzungen der zukünftigen Entwicklung zu Grunde. In einem Teilsegment der Finanz-Rückversicherung sind versicherungstechnische Rückstellungen mit Zinssätzen zwischen 3,0 % und 8,6 % abgezinst worden. Die Zinssätze bemessen sich nach den vertraglichen Vereinbarungen. Es handelt sich um Verträge, bei denen zwischen Abschluss und Ablaufzeitpunkt mindestens vier Jahre liegen. Das Abzinsungsvolumen beläuft sich auf 697,9 Mio. EUR (1.127,2 Mio. EUR). Die diskontierten Rückstellungen belaufen sich Ende 2003 auf 2.857,3 Mio. EUR (4.314,9 Mio. EUR).

Die Entwicklung der Rückstellung für noch nicht abgewickelte Versicherungsfälle ist in der folgenden Tabelle dargestellt. Beginnend mit der Bruttorückstellung wird nach Abzug der Anteile der Rückversicherer die Veränderung der Rückstellung im Berichtsjahr und im Vorjahr gezeigt.

in TEUR	2003	2002
Rückstellung zum 31.12. Vj. (brutto)	19 919 830	19 904 943
Rückstellung zum 31.12. Vj. (retro)	6 181 645	6 768 442
Rückstellung zum 31.12. Vj. (f. e. R.)	13 738 185	13 136 501
Effekte aus der Währungsumbewertung zum 01.01. Gj.	-1 701 102	-1 553 930
Nettorückstellung zum 01.01. Gj.	12 037 083	11 582 571
Veränderung in Konsolidierungskreiszugängen/-abgängen	–	4 963
Aufwendungen für Versicherungsfälle (f. e. R.)		
Geschäftsjahr	4 038 334	4 511 520
Vorjahre	2 689 401	1 721 452
	6 727 735	6 232 972
davon ab:		
Schadenzahlungen (f. e. R.)		
Geschäftsjahr	2 037 119	806 967
Vorjahre	2 341 387	3 198 517
	4 378 506	4 005 484
Effekte aus der Währungsumbewertung auf die Währungskurse zum 31.12. Gj. (f. e. R.)	-79 706	-76 837
Rückstellung am 31.12. Gj. (f. e. R.)	14 306 606	13 738 185
Rückstellung am 31.12. Gj. (retro)	4 396 564	6 181 645
Rückstellung am 31.12. Gj. (brutto)	18 703 170	19 919 830

Deckungsrückstellungen werden nach den in den SFAS 60 festgelegten Grundsätzen gebildet. Die Reserven basieren auf dem Erkenntnisstand der Konzerngesellschaften für Sterblichkeiten, Zins und Storno.

Prämienüberträge ergeben sich aus der Abgrenzung der abgegebenen Rückversicherungsbeiträge. Sie orientieren sich an dem Zeitraum der Risikotragung und wurden nach den Aufgaben der Zedenten gestellt. In den Fällen, in denen keine Angaben vorlagen, wurden die Prämienüberträge nach geeigneten Methoden geschätzt. Prämien, die für Zeiträume nach dem Bilanzstichtag entrichtet sind, wurden erfolgswirksam abgegrenzt.

5.3 Verträge ohne versicherungstechnisches Risiko

Versicherungsverträge, die die Anforderungen des SFAS 113 „Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" nicht erfüllen, haben wir identifiziert. Es handelt sich hierbei um Rückversicherungsverträge, bei denen der Risikotransfer zwischen dem Zedenten und dem Rückversicherer nur von untergeordneter Bedeutung ist. Diese Verträge wurden, mit Ausnahme der vertraglich vereinbarten, vom Zedenten zu zahlenden Gebühr, vollständig aus der versicherungstechnischen Rechnung eliminiert. Die Erfolgskomponenten wurden im sonstigen Ergebnis saldiert ausgewiesen. Die aus diesen Verträgen resultierenden Zahlungsströme wurden in der Kapitalflussrechnung unter der Finanzierungstätigkeit ausgewiesen. Der Ausweis versicherungstechnischer Bestandsgrößen erfolgt als Depotforderungen und -verbindlichkeiten aus Finanzierungsgeschäften, deren Marktwerte annähernd ihren Buchwerten entsprechen.

5.4 Geschäfts- und Firmenwert; Barwert künftiger Erträge erworbener Lebensrückversicherungsbestände

Nach SFAS 142 „Goodwill and Other Intangible Assets" werden planmäßige Abschreibungen auf den Geschäfts- oder Firmenwert nicht mehr vorgenommen. Die Geschäfts- oder Firmenwerte wurden im Rahmen eines zweistufigen Niederstwerttests (Impairment Test) auf ihre Werthaltigkeit untersucht.

Entwicklung des Geschäfts- und Firmenwerts

in TEUR	2003	2002
Anfangsbestand	233 883	263 258
Währungskursdifferenzen	-28 896	-30 132
	204 987	233 126
Zugänge	17	1 945
Abgänge	565	–
Abschreibungen	820	1 188
Endbestand	203 619	233 883

Die Abschreibungen im Geschäftsjahr entfallen im Wesentlichen auf eine „At equity" konsolidierte Gesellschaft sowie auf eine Tochtergesellschaft der Hannover Reinsurance Group Africa.

Die Abgänge resultieren aus dem Verkauf der von der Hannover Rück Beteiligung Verwaltungs-GmbH gehaltenen Anteile der E+S Rück an die Barmenia-Gruppe. (s. a. Kapitel 6.1 „Transaktionen mit nahe stehenden Personen und Unternehmen).

Entwicklung des Barwerts künftiger Erträge erworbener Lebensrückversicherungsbestände (Present Value of Future Profits/PVFP)

in TEUR	2003	2002
Anfangsbestand	14 621	17 015
Abgänge	129	–
Abschreibungen	2 394	2 394
Endbestand	12 098	14 621

Die Abschreibungsdauer beträgt zwischen 5,5 und 15 Jahren.

Die Abgänge entfallen auf den Verkauf der Anteile an der E+S Rück.

5.5 Steuer und latente Steuer

Aktive und passive latente Steuern werden nach SFAS 109 für zu erwartende Steuerminderungen und für zu erwartende Steuermehrbelastungen nachfolgender Geschäftsjahre angesetzt, sofern sie aus unterschiedlichen Wertansätzen einzelner Bilanzposten resultieren. Grundsätzlich können sich diese Bewertungsunterschiede zwischen der nationalen Steuerbilanz und der nationalen Handelsbilanz, der konzerneinheitlich bewerteten Bilanz und der nationalen Handelsbilanz sowie aus steuerlichen Verlustvorträgen und so genannten Tax Credits ergeben. Latente Steuern basieren auf den aktuellen Steuersätzen. Falls sich die der Berechnung der latenten Steuern zu Grunde liegenden Steuersätze ändern, wird dies in dem Jahr berücksichtigt, in dem die Steuersatzänderung mit hinreichender Sicherheit gesetzlich festgelegt ist. Buchungen latenter Steuern auf Konzernebene erfolgen grundsätzlich unter Ansatz des Konzernsteuersatzes von 40 %.

Aufteilung des ausgewiesenen Steueraufwands/-ertrags nach Inland/Ausland

in TEUR	2003	2002
Laufende Steuern		
Inland	73 169	28 759
Ausland	32 823	5 677
Latente Steuern		
Inland	189 711	201 037
Ausland	-21 642	-105 959
Gesamt	274 061	129 514

Latente Steuerforderungen und -verbindlichkeiten aller Konzerngesellschaften

in TEUR	2003	2002
Aktive latente Steuer		
Steuerliche Verlustvorträge	31 244	40 622
Schadenrückstellung	207 378	98 624
Deckungsrückstellung	37 689	115 497
Sonstige Rückstellungen	87 899	102 075
Bewertungsunterschiede aus Kapitalanlagen	15 000	79 107
Depots	175 530	76
Sonstige Bewertungsunterschiede	8 461	31 454
Gesamt	563 201	467 455
Passive latente Steuer		
Schadenrückstellung	32 118	93 821
Deckungsrückstellung	107 205	66 919
Sonstige technische/nichttechnische Rückstellungen	14 905	1 715
Schwankungsrückstellung	645 590	442 713
Abgegrenzte Abschlusskosten	491 648	426 003
Abrechnungsforderungen/-verbindlichkeiten	14 792	13 228
Bewertungsunterschiede aus Kapitalanlagen	107 205	131 802
Sonstige Bewertungsunterschiede	19 595	33 237
Gesamt	1 433 058	1 209 438
Latente Steuerverbindlichkeiten	869 857	741 983

In der nachfolgenden Tabelle wird der erwartete Steueraufwand zu dem in der Gewinn- und Verlustrechnung ausgewiesenen tatsächlichen Steueraufwand übergeleitet. Zur Berechnung des erwarteten Konzernsteueraufwands wird das Vorsteuerergebnis mit dem Konzernsteuersatz multipliziert. Dabei setzt sich der verwendete Konzernsteuersatz zusammen aus dem Körperschaftsteuersatz von 25 %, dem Solidaritätszuschlag von 5,5 % auf die Körperschaftsteuer sowie eines auf der Basis dieses effektiven Köperschaftsteuersatzes ermittelten Gewerbesteuersatzes von 13,625 %.

Überleitung vom erwarteten zum ausgewiesenen Steueraufwand

in TEUR	2003	2002
Ergebnis vor Einkommen- und Ertragsteuern	748 370	387 700
Erwarteter Steuersatz	40 %	40 %
Erwarteter Steueraufwand	299 348	155 080
Veränderung der latenten Steuersätze	-3 781	8 523
Besteuerungsunterschiede bei den Auslandstöchtern	-122 235	-46 370
Andere	100 729	12 281
Ausgewiesener Steueraufwand	274 061	129 514

5.6 Mitarbeiter und Personalaufwendungen

Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1 970 (Vj. 1 900) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtsjahr 789 Personen im Inland tätig. Die Mehrzahl der Mitarbeiter war für die konsolidierten Konzerngesellschaften im Ausland tätig.

	2002	2003				
Angaben zum Personal	Durchschnitt	31.3.	30.6.	30.9.	31.12.	Durchschnitt
Anzahl der Mitarbeiter (ohne Vorstandsmitglieder)	1 900	1 958	1 990	1 960	1 972	1 970

2003							
Nationalitäten der Mitarbeiter	USA	Deutschland	Südafrika	UK	Irland	Sonstige	Gesamt
Anzahl der Mitarbeiter	734	674	136	85	19	324	1 972

Personalaufwendungen

Die Aufwendungen für den Versicherungsbetrieb, die Schadenaufwendungen (Schadenregulierung) und die Aufwendungen für die Verwaltung der Kapitalanlagen beinhalten die folgenden Personalaufwendungen:

in TEUR	2003	2002
a) Löhne und Gehälter		
aa) Aufwendungen für den Versicherungsbetrieb	87 106	96 222
ab) Aufwendungen für die Verwaltung der Kapitalanlagen	9 636	9 225
	96 742	105 447
b) Soziale Abgaben und Aufwendungen für Unterstützung		
ba) Soziale Abgaben	11 255	11 356
bb) Aufwendungen für Altersversorgung	12 601	12 013
bc) Aufwendungen für Unterstützung	271	2 851
	24 127	26 220
Gesamt	120 869	131 667

5.7 Pensionsrückstellungen und ähnliche Verpflichtungen

Pensionszusagen entsprechen der Versorgungsordnung in der jeweils gültigen Fassung. Die Versorgungsordnung 1968 sieht eine Alters- und Invalidenrente sowie eine Witwen- und Waisenversorgung vor. Der Rentenanspruch ist dienstzeitabhängig; Ansprüche aus der gesetzlichen Rentenversicherung werden angerechnet. Das Versorgungswerk wurde zum 31. Januar 1981 für Neueintritte geschlossen.

Zum 1. April 1993 (für leitende Angestellte zum 1. Juni 1993) ist die Versorgungsordnung 1993 in Kraft getreten. Nach dieser Versorgungsordnung werden Altersrente, Invalidenrente und Hinterbliebenengeld gewährt. Diese Regelung basiert auf der jährlichen Ermittlung von Versorgungsteilbeträgen, die mit 1 % bis zur Bemessungsgrenze in der gesetzlichen Rentenversicherung und mit 2,5 % oberhalb der Bemessungsgrenze des rentenfähigen Arbeitsverdienstes – in Abhängigkeit vom Gewinn des Unternehmens – mit 0,7 % bis 1 % bzw. 1,75 % bis 2,5 % ermittelt werden. Das Versorgungswerk endete zum 31. März 1999.

Seit 1997 besteht die Möglichkeit, Pensionszusagen durch Gehaltsverzicht zu erlangen. Die in den Rückstellungen für Pensionsanwartschaften enthaltenen arbeitnehmerfinanzierten Zusagen werden durch einen Versicherungsvertrag mit der HDI Lebensversicherung AG, Hamburg, rückgedeckt.

Zum 1. Juli 2000 ist für den gesamten Konzern die Versorgungsordnung 2000 in Kraft getreten, nach der neuen Mitarbeitern, die zum Kreis der Begünstigten zählen, eine indirekte Zusage der HDI Unterstützungskasse gewährt wird. Dieses Versorgungswerk sieht Leistungen der Alters- und Invalidenrente sowie Hinterbliebenengeld vor.

Mit Wirkung vom 1. Dezember 2002 besteht für die Mitarbeiter des Konzerns die Möglichkeit, durch Mitgliedschaft in der HDI Pensionskasse AG im Weg der Entgeltumwandlung zusätzliche Altersversorgung aufzubauen. Die Leistungen der HDI Pensionskasse AG werden für ihre Mitglieder und deren Hinterbliebene garantiert und umfassen die klassische Rentenversicherung auf Basis eines Bonussystems sowie die fondsorientierte Hybridrentenversicherung.

Neben diesen Versorgungsordnungen bestehen insbesondere für leitende Angestellte und Vorstandsmitglieder Einzelzusagen sowie Zusagen nach der Leistungsordnung des Bochumer Verbandes.

Darüber hinaus bestehen bei einigen Konzerngesellschaften pensionsähnliche Zusagen in Abhängigkeit von der Betriebszugehörigkeit. Der Geschäftsjahresaufwand für diese Zusagen beträgt 2.903 TEUR.

Pensionsrückstellungen werden gemäß SFAS 87 „Employers' Accounting for Pensions" nach der „Projected Unit Credit"-Methode gebildet. Grundlage der Bewertung ist die geschätzte zukünftige Gehaltsentwicklung der Pensionsberechtigten. Die Diskontierung der Leistungsansprüche erfolgt unter Ansatz des Kapitalmarktzinses für Wertpapiere bester Bonität. Die Pensionsrückstellungen im Inland wurden nach einheitlichen Vorgaben der Talanx AG berechnet.

Die Pensionsrückstellungen errechnen sich nach versicherungsmathematischen Grundsätzen und beruhen auf den vom Hannover Rück-Konzern gewährten Zusagen für Alters-, Invaliden- und Witwenrenten. Die Zusagen orientieren sich an der Dauer der Unternehmenszugehörigkeit und der Höhe des Gehalts. Der Berechnung der Pensionsrückstellungen liegen folgende Annahmen zu Grunde:

- Abzinsungsfaktor 5,75 % bis 6,75 %
- Erwarteter Gehalts- und Karrieretrend 3,0 % bis 5,5 %
- Erwartete langfristige Verzinsung des Fondsvermögens (US-amerikanische Pläne) 8,0 %
- Rentendynamik 2,0 %

Bei den Zusagen an inländische Mitarbeiter handelt es sich überwiegend um durch die Konzernunternehmen finanzierte Zusagen. Pensionsfonds bestehen nicht. Die passivierten Beträge werden unter den anderen Verbindlichkeiten ausgewiesen.

Pensionsrückstellungen gemäß SFAS 132

in TEUR	2003	2002
Veränderung des Anwartschaftsbarwerts		
Anwartschaftsbarwert zu Beginn des Berichtsjahrs	54 024	48 289
Währungskurseffekte	-1 121	-895
Dienstzeitaufwand: im Geschäftsjahr verdiente Ansprüche	2 914	3 002
Zinsaufwand	2 798	2 853
Versicherungsmathematische Gewinne (+)/Verluste (-)	2 302	-2 182
Gehaltsumwandlungen Arbeitnehmer	404	326
Gezahlte Pensionen	-1 338	-1 380
Unternehmenszu- und abgänge sowie sonstige Bewegungen	-798	-353
Anwartschaftsbarwert am Ende des Berichtsjahrs	54 581	54 024
Zeitwert des Planvermögens		
Anfangsbestand	3 742	3 775
Währungskurseffekte	-651	-578
Unternehmenszu- und abgänge sowie sonstige Bewegungen	–	-174
Ertrag auf Planvermögen	140	-166
Arbeitgeberanteil	267	982
Gezahlte Rentenleistung	-2	-97
Endbestand	3 496	3 742
Finanzierungsstatus		
Unberücksichtigte Verpflichtungen	–	560
Noch nicht getilgte versicherungsmathematische Gewinne (+)/Verluste (-)	1 538	-1 015
Nicht amortisierter Dienstzeitaufwand für Vorjahre	1 001	1 215
	-537	2 790
Pensionsrückstellungen insgesamt	51 622	47 492
Netto-Pensionsaufwendungen		
Dienstzeitaufwand		
Geschäftsjahr	2 914	3 002
Amortisation für Vorjahre	3	20
Zinsaufwand	2 798	2 853
Erwarteter Ertrag auf Planvermögen	-170	-328
Berücksichtigte versicherungsmathematische Verluste	16	11
Amortisation der Nettoverpflichtungen	560	457
Gesamt	6 121	6 015

5.8 Genussrechtskapital und Anleihen

Anleihen

Die Hannover Finance, Inc., Wilmington, USA hat am 31. März 1999 nachrangiges Fremdkapital in Form einer variabel verzinslichen Anleihe über 400,0 Mio. USD mit einer Laufzeit von 30 Jahren begeben. Die Anleihe wird am 31. März 2029 fällig. Sie kann frühestens am 31. März 2009 durch den Emittenten gekündigt werden.

Zur Absicherung des Zinsrisikos aus dieser Anleihe erwarb die Gesellschaft 1999 Zinsswaps in gleicher Höhe, die am 31. März 2009 auslaufen. Wirtschaftlich führt dies zu einer Festschreibung der Zinsbelastung bis zur ersten Kündigungsmöglichkeit der Anleihe. Die jährliche Zinsbelastung unter Berücksichtigung des Swaps beläuft sich bis zum 31. März 2009 auf 6,69 %.

Ein Großteil der Anleihe wurde von Hannover Rück im Geschäftsjahr 2004 zurückgekauft. Zu weiteren Erläuterungen verweisen wir auf Kapitel 7.5 „Ereignisse nach Ablauf des Geschäftsjahres".

Um die Kapitalausstattung des Hannover Rück-Konzerns zusätzlich nachhaltig zu sichern, hat die Hannover Rück weiteres nachrangiges Fremdkapital begeben. Über die Hannover Finance (Luxembourg) S.A. als 100 %ige Tochter der Hannover Rück wurde eine nachrangige Schuldverschreibung am europäischen Kapitalmarkt platziert. Die Emission mit einer Laufzeit von 30 Jahren und einem vorzeitigen Kündigungsrecht der Emittentin nach 10 Jahren hat ein Volumen von 350 Mio. EUR und wird von der Hannover Rück abgesichert.

Genussrechtskapital

Die Hannover Rück und die E+S Rück haben am 2. November 1993 Genussrechtskapital in Höhe von 76,7 Mio. EUR bzw. 40,9 Mio. EUR begeben. Die Verzinsung beträgt 7,55 % bzw. 7,75 %. Die Rückzahlung erfolgt am 2. November 2004 zu 100 %.

Sofern die Zinsen bei Bedienung des Genussrechtskapitals zukünftig in Deutschland bei der Ermittlung des steuerpflichtigen Einkommens nicht mehr abzugsfähig sein sollten, besteht das Recht einer vorzeitigen Rückzahlung. Zinszahlungen und Rückzahlung der Nominalbeträge sind abhängig von den Ergebnissen der Gesellschaften. Im Insolvenzfall werden die Genussrechte vor den Kapitaleignern und nach den Forderungen der Gläubiger bedient.

Die Passivierung des Genussrechtskapitals erfolgte mit dem Rückzahlungsbetrag.

Sonstige finanzielle Rahmenbedingungen

Zur Absicherung möglicher künftiger Großschäden hat die Hannover Rückversicherung AG sich im Jahr 2000 einen neuen Kreditrahmen in Höhe von 250 Mio. EUR in Form eines Syndicated Loan einräumen lassen. Die Fazilität hat eine Laufzeit von fünf Jahren und wird im November 2005 fällig.

Die E+S Rück hat einen Kreditrahmen von 40 Mio. EUR, der auf halbjährlicher Basis verlängert wird und bei Bedarf in Anspruch genommen werden kann.

Zum Zweck der kurzfristigen Finanzmittelbeschaffung wurden mit der Landesbank Hessen-Thüringen Girozentrale zusätzliche, sowohl für Bar- als auch für Avalkreditfinanzierungen variabel nutzbare, bilaterale besicherte Kreditlinien in Höhe von 200,0 Mio. EUR sowie gleichartige unbesicherte Kreditlinien in Höhe von 70,0 Mio. EUR vereinbart.

5.9 Eigenkapitalentwicklung und Fremdanteile

Das Eigenkapital wird entsprechend SFAS 130 „Reporting of Comprehensive Income" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Im Geschäftsjahr wurde das gezeichnete Kapital im Wege einer Barkapitalerhöhung verstärkt. Durch die Barkapitalerhöhung wurden 9.716.392 neue Aktien ausgegeben, so dass sich das gezeichnete Kapital auf nunmehr 120.597.134,00 EUR erhöhte. Das Grundkapital ist eingeteilt in 120.597.134 auf den Namen lautende Stückaktien.

Es besteht ein genehmigtes Kapital bis zu 25.067 TEUR, das bis zum 13. November 2007 befristet ist. Zur Begebung von Belegschaftsaktien können davon bis zu 1.000 TEUR verwendet werden. Weiterhin besteht ein bedingtes Kapital bis zu 48.500 TEUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen und ist befristet bis zum 13. November 2007.

Entwicklung des Konzern-Eigenkapitals

in TEUR	2003							
	Anfangsbestand	Kapitalerhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinnrücklagen	Transfer*	Konzern-Eigenkapital	Minderheitsanteile	Konzern-Eigenkapital inkl. Minderheitsanteile
Gezeichnetes Kapital	110 881	9 716	–	–	–	120 597		
Kapitalrücklage	514 688	209 874	–	–	–	724 562		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	-102 451	–	-11 951	–	-88 359	-202 761		
Gewinnrücklagen	1 340 529	–	–	–	–	1 340 529		
Jahresüberschuss	–	–	–	418 321	–	418 321		
Gezahlte Dividende	–	–	–	-82 591	–	-82 591		
Sonstige Veränderungen	–	–	–	-2 366	88 359	85 993		
Gesamt	1 863 647	219 590	-11 951	333 364	–	2 404 650	491 836	2 896 486

* *Die bisher in den Gewinnrücklagen ausgewiesenen kumulierten Währungskurseffekte aus den Vorjahren in Höhe von 88,4 Mio. EUR werden künftig in den nicht ergebniswirksamen Eigenkapitalanteilen gezeigt. Hierbei handelt es sich im Wesentlichen um Währungskurseffekte aus der Umrechnung ausländischer Abschlüsse in Euro.*

Entwicklung des Konzern-Eigenkapitals

in TEUR	2002						
	Anfangs-bestand	Kapital-erhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinn-rücklagen	Konzern-Eigen-kapital	Minderheits-anteile	Konzern-Eigenkapital inkl. Minder-heitsanteile
Gezeichnetes Kapital	96 516	14 365	–	–	110 881		
Kapitalrücklage	529 053	-14 365	–	–	514 688		
Kumulierte nicht ergebnis-wirksame Eigenkapitalanteile	-44 085	–	-58 366	–	-102 451		
Gewinnrücklagen	1 254 731	–	–	–	1 254 731		
Jahresüberschuss	–	–	–	243 113	243 113		
Gezahlte Dividende	–	–	–	-26 100	-26 100		
Sonstige Veränderungen	–	–	–	-131 215	-131 215		
Gesamt	1 836 215	–	-58 366	85 798	1 863 647	400 233	2 263 880

5.10 Übrige nicht ergebniswirksame Eigenkapitalanteile

Die kumulierten nicht ergebniswirksamen Eigenkapitalveränderungen in Höhe von 31,6 Mio. EUR resultieren im Wesentlichen aus der Anwendung von SFAS 133 „Accounting for Derivative Instruments and Hedging Activities". Hintergrund sind hier die Marktwertveränderungen von Zinsswaps, die zur Absicherung von variabel verzinslichen Anleihen in einen Cash Flow-Hedge einbezogen werden.

5.11 Eigene Anteile

Durch Beschluss der Hauptversammlung der Hannover Rückversicherung AG vom 27. Mai 2003 wurde die Gesellschaft ermächtigt, bis zum 31. Oktober 2004 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war zum 31. Dezember 2003 nicht im Besitz eigener Aktien.

5.12 Ergebnis je Aktie

Das unter der Gewinn- und Verlustrechnung genannte unverwässerte Ergebnis je Aktie (Basic Earnings per Share) sowie das zum 31. Dezember 2003 gleichlautende verwässerte Ergebnis je Aktie (Fully Diluted Earnings per Share) berechnen sich auf Basis des Jahresergebnisses wie folgt:

	2003			2002		
	Ergebnis (in TEUR)	Aktien (Anzahl)	Je Aktie (in EUR)	Ergebnis (in TEUR)	Aktien (Anzahl)	Je Aktie (in EUR)
Gewogener Durchschnitt der ausgegebenen Aktien		116 224 758			110 880 742	
Ergebnis je Aktie (unverwässert)	418 321	116 224 758	3,60	243 113	110 880 742	2,19
Verwässerungseffekt durch Einzahlung ausstehender Einlagen	–	–	–	–	–	–
Ergebnis je Aktie (voll verwässert)	418 321	116 224 758	3,60	243 113	110 880 742	2,19

Bei der Ermittlung des Ergebnisses je Aktie sind wir unter Anwendung der „As-if-pooling"-Methode davon ausgegangen, dass die HDI Reinsurance (Ireland) Ltd. schon zu Beginn des Vorjahres zur Hannover Rück gehörte. Demzufolge wurde die gewogene durchschnittliche Aktienanzahl mit Beginn des Jahres 2002 um 13.716.814 Aktien erhöht.

Außerordentliche Ergebnisbestandteile, die bei der Berechnung gesondert hätten berücksichtigt werden müssen, lagen weder im Geschäftsjahr noch in der vorangegangenen Berichtsperiode vor.

5.13 Sonstige Aktiva und Passiva

Sonstige Vermögensgegenstände

in TEUR	2003	2002
Fällige Wertpapiere	3 345	8 565
Eigengenutzte Grundstücke und Gebäude	42 395	43 119
Sonstige Forderungen	45 391	22 079
Barwert künftiger Erträge erworbener Lebensrückversicherungsbestände	12 098	14 621
Betriebs- und Geschäftsausstattung	18 809	21 986
Sonstige immaterielle Vermögensgegenstände	29 392	30 717
Fällige Zinsen und Mieten aus Kapitalanlagen	2 528	1 025
Steuerforderungen	37 581	58 933
Übrige	57 046	82 157
Gesamt	248 585	283 202

Andere Verbindlichkeiten

in TEUR	2003	2002
Pensionsrückstellung und ähnliche Rückstellungen	54 442	45 613
Verbindlichkeiten aus Derivaten	48 196	96 132
Zinsen	32 144	25 270
Rechnungsabgrenzungsposten	16 458	17 662
Jahresabschlusskosten	3 803	4 844
Treuhandverbindlichkeiten	19 826	24 004
Darlehen	88 230	115 248
Zinsen auf Steuernachzahlungen	–	7 023
Verbindlichkeiten gegenüber Kreditinstituten	4 502	5 775
Übrige	97 494	139 938
Gesamt	365 095	481 509

5.14 Versicherungstechnische Gewinn- und Verlustrechnung

Nach SFAS 60 sind Versicherungsverträge in solche mit kurzer (Short-Duration Contracts) und langer Laufzeit (Long-Duration Contracts) zu unterteilen. Maßgebliche Kriterien hierfür sind u. a. die Ausgestaltung der Kündigungsmöglichkeiten durch den Versicherer, der Zeitraum des Risikoschutzes und der Umfang der mit dem Vertrag verbundenenen Serviceleistungen des Versicherers. Prämien aus Short-Duration Contracts sind über die Laufzeit des zu Grunde liegenden Vertrags ertragswirksam zu vereinnahmen, ggf. sind auf Folgejahre entfallende Prämienüberträge abzugrenzen. Abweichend davon sind die aus Long-Duration Contracts resultierenden Prämien zum Zeitpunkt ihrer Fälligkeit ertragswirksam zu vereinnahmen.

Bei den von uns gezeichneten Verträgen handelt es sich überwiegend um Short-Duration Contracts.

5.15 Übriges Ergebnis

in TEUR	2003	2002
Sonstige Erträge		
Währungskursgewinne	318 844	64 377
Sonstige Zinserträge	6 089	4 297
Erträge aus Dienstleistungen	6 079	12 869
Übrige Erträge	30 385	38 157
	361 397	119 700
Sonstige Aufwendungen		
Währungskursverluste	304 114	116 379
Sonstige Zinsaufwendungen	57 771	62 341
Abschreibungen	18 393	9 631
Aufwendungen für Dienstleistungen	16 140	18 206
Aufwendungen für das Unternehmen als Ganzes	25 433	16 698
Einzelwertberichtigungen	33 105	41 584
Abschreibung auf Geschäfts- und Firmenwert	820	1 188
Übrige Aufwendungen	12 101	506
	467 877	266 533
Gesamt	-106 480	-146 833

6. Beziehungen zu nahe stehenden Personen

6.1 Transaktionen mit nahe stehenden Personen und Unternehmen

Nach SFAS 57 werden nahe stehende Unternehmen oder Personen u. a. als Mutter- und Tochterunternehmen und Tochtergesellschaften einer gemeinsamen Muttergesellschaft, assoziierte Unternehmen, juristische Personen unter Einfluss des Managements und das Management des Unternehmens definiert.

Der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) hält mittelbar über die Tochterunternehmen Talanx AG, HDI Verwaltungs-Service AG sowie über die Erste und Zweite HDI Beteiligungsgesellschaft mbH, alle mit Sitz in Hannover, eine Mehrheitsbeteiligung an den Anteilen der Hannover Rück.

Die Hannover Rück-Gruppe bietet dem HDI-Konzern Rückversicherungsschutz. Insoweit besteht im versicherungstechnischen Geschäft eine Vielzahl von Geschäftsbeziehungen mit nicht von der Hannover Rück zu konsolidierenden, nahe stehenden Unternehmen im In- und Ausland. Dies beinhaltet sowohl übernommenes als auch abgegebenes Geschäft zu marktüblichen Konditionen.

Seit dem Geschäftsjahr 1997 wird bei allen Neuzeichnungen und Verlängerungen der deutsche Markt von der E+S Rück und der ausländische Markt von der Hannover Rück bearbeitet. Durch interne Retrozession bleibt die prozentuale Aufteilung des Geschäfts, die für die vorher bestehende Zeichnungsgemeinschaft galt, zwischen diesen Gesellschaften im Wesentlichen erhalten.

Die Hannover Rück hält über die Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV) zum 31. Dezember 2003 55,78 % der Anteile an der E+S Rück. Mit Wirkung vom 31. Dezember 2003 wurde 1 % der Anteile an der E+S Rück an die Barmenia-Gruppe verkauft, so dass sich der über die HRBV gehaltene Anteilsbesitz der Hannover Rück im Geschäftsjahr von 56,78 % auf 55,78 % reduziert hat.

Im Rahmen einer Kapitalerhöhung gegen Sacheinlage hat Hannover Rück ihr Grundkapital durch Ausgabe von 13.716.814 neuen, auf den Namen lautenden Stückaktien mit einem Anteil am Grundkapital von 1,00 EUR je Aktie auf 120.597.134,00 EUR erhöht. Die neuen Aktien wurden von der Talanx AG gezeichnet und sind seit dem 1. Januar 2003 gewinnberechtigt. Die Talanx AG hat mit wirtschaftlicher Wirkung vom 1. Juli 2003 ihre Anteile an der HDI Reinsurance (Ireland) Ltd. (HDIRI) als Sacheinlage in die Hannover Rück eingebracht. Mit Beschluss vom 8. Dezember 2003 wurde die HDIRI auf Grund einer Reorganisation im Rahmen einer Kapitalerhöhung gegen Sacheinlage in die Hannover Reinsurance (Ireland) Ltd. eingelegt.

Hannover Rück und E+S Rück halten Kommanditanteile in Höhe von je 25,0 Mio. EUR an der Hannover Euro Private Equity Partners II GmbH & Co. KG (HEPEP II KG). Der Zweck der Gesellschaft besteht im Aufbau, Halten und Verwalten eines Portefeuilles von passiven Kapitalanlagen, insbesondere durch das Eingehen von Beteiligungen an Gesellschaften mit einem ähnlichen Gesellschaftszweck. Die Kapitalanlagen bestehen aus Eigenkapital- und eigenkapitalähnlichen Beteiligungen überwiegend in Europa in Form von Private Equity-Pools, Parallel-Investments und Secondaries. Im Geschäftsjahr wurden Kapitalabrufe im Verhältnis der Anteile gezahlt.

Hannover Rück und E+S Rück halten Kommanditanteile in Höhe von je 25,0 Mio. EUR an der Hannover Euro Private Equity Partners III GmbH & Co. KG. Der Gesellschaftszweck entspricht dem der HEPEP II KG. Im Geschäftsjahr wurden Kapitalabrufe im Verhältnis der Anteile gezahlt.

Hannover Rück hält einen Kommanditanteil in Höhe von 75,0 Mio. USD an der Hannover America Private Equity Partners II GmbH & Co. KG. E+S Rück hält an dieser Gesellschaft einen Anteil in Höhe von 25,0 Mio. USD. Der Gesellschaftszweck entspricht dem der HEPEP II KG mit dem Unterschied, dass die Kapitalanlagen überwiegend in den USA erfolgen sollen. Im Geschäftsjahr wurden Kapitalabrufe im Verhältnis der Anteile gezahlt.

Bei der Hannover Finance (UK) Ltd. (HF UK) erfolgten am 24. Juni 2003 und am 17. Dezember 2003 Kapitalerhöhungen durch Ausgabe von Stammaktien an Hannover Rück in Höhe von 2,8 Mio. GBP und 3,3 Mio. GBP. Mit diesen Mitteln hat HF UK das Kapital der Hannover Life Reassurance (UK) Ltd. (HLR UK) erhöht. Hannover Rück gewährte der HLR UK ein Darlehen in Höhe von 1,0 Mio. GBP mit einer Laufzeit bis zum 20. Dezember 2030. Die Verzinsung beträgt derzeit 5,4 %.

E+S Rück hat im Geschäftsjahr eine Inhaberschuldverschreibung der Talanx AG in Höhe von 40,0 Mio. EUR mit einer Laufzeit bis zum 8. Juli 2013 und einem Zinssatz von 5,43 % erworben.

Gemäß Beschluss vom 19. Mai 2003 wurde der Anteil der Hannover Rück an der Hannover Reinsurance Group Africa (Pty) Ltd. durch Erwerb der restlichen Anteile von 96,85 % auf 100 % aufgestockt.

Hannover Rück hat im Jahr 2002 neben der HDI Privat Versicherung AG einen Geschäftsanteil in Höhe von 50 % an der Oval Office Grundstücks GmbH (OOG) erworben und sich im Geschäftsjahr mit 1,1 Mio. EUR an Kapitalmaßnahmen beteiligt. Mit Gesellschafterbeschluss vom 21. Februar 2003 haben sich die Gesellschafter einzeln verpflichtet, bis zu insgesamt 31,7 Mio. EUR als bare Zuzahlung in das Eigenkapital der Gesellschaft zu leisten.

Hannover Rück hat die von Hannover Re (Bermuda) Ltd. (200,0 Mio. EUR) und von E+S Rück (250,0 Mio. EUR) aufgenommenen Darlehen im Geschäftssjahr vorzeitig zurückgeführt.

Die Hannover Rück hat das Property & Casualty-Portefeuille der Insurance Corporation of Hannover übernommen. Die E+S Rück ist durch die interne Retrozession an der Übertragung des Portefeuilles beteiligt.

Im Bereich der Personen-Rückversicherung wurden im Rahmen eines Portefeuilleaustritts Verträge zur regionalen Bearbeitung von der Hannover Rück an die Hannover Life Reassurance Company of America übertragen.

Die Ampega Asset Management GmbH verwaltet die Kapitalanlagen der Hannover Rück sowie einiger ihrer Tochtergesellschaften und erbringt Dienstleistungen im Rahmen eines Funktionsausgliederungsvertrages sowie die Bereitstellung von EDV-Leistungen und Administration.

Der HDI-Konzern gewährt dem Hannover Rück-Konzern Versicherungsschutz u. a. in den Bereichen Betriebshaftpflicht-, Feuer-, Gruppenunfall- und Dienstreisekaskoversicherung. Von der HDI Rechtschutz Versicherung AG erhielten wir Deckung in der Sparte Rechtschutz.

Alle Geschäfte erfolgten zu marktüblichen Konditionen. Wir haben hierüber für die Hannover Rück und die E+S Rück in unseren Abhängigkeitsberichten Rechenschaft abgelegt.

6.2 Vergütung und Aktienbesitz der Organe der Obergesellschaft und weitere Angaben bezüglich des Deutschen Corporate Governance-Kodex

Die Gesamtbezüge des Vorstands betrugen im Berichtsjahr 2.786 TEUR, die des Aufsichtsrats 446 TEUR. Die Bezüge früherer Vorstandsmitglieder und deren Hinterbliebenen beliefen sich auf 823 TEUR, passiviert wurden 9.970 TEUR.

Die Gesamtbezüge der Vorstandsmitglieder beinhalten auch variable Komponenten in Höhe von 1.424,2 TEUR. Die variable Vergütung des Vorstands orientiert sich am Ergebnis des Geschäftsjahres sowie an der Wertsteigerung. Für die Messung der Wertsteigerung wird eine geeignete Bezugsgröße herangezogen (Aktienkurs der Hannover Rück im Vergleich zum ungewichteten „Reactions" Welt-Rückversicherungs-Index). Eine nachträgliche Änderung der Bezugsgrößen ist ausgeschlossen.

Transaktionen von Aktien, Optionen und Derivaten der Hannover Rückversicherung AG sowie der Mutterunternehmen durch Vorstands- und Aufsichtsratsmitglieder der Hannover Rück und deren Ehegatten bzw. Verwandte ersten Grades, die gemäß § 15a WpHG seit dem 1. Juli 2002 zu veröffentlichen sind, sind in der folgenden Tabelle aufgeführt:

Name	Art der Transaktion	Wertpapierart	ISIN	Datum der Transaktion	Stückzahl	Kurs in EUR
André Arrago	Kauf	Aktie	DE 000 840 221 5	27.3.2003	3 000	18,22

Mitglieder des Aufsichtsrats und des Vorstands der Hannover Rückversicherung AG sowie der Mutterunternehmen und deren Ehegatten bzw. Verwandte ersten Grades sind im Besitz von weniger als 1 % der ausgegebenen Aktien. Zum 31. Dezember 2003 betrug der Gesamtbesitz 0,027 % – das sind 32.601 Stück – der ausgegebenen Aktien. Der Gesamtbesitz an Aktienwert-Beteiligungsrechten der Vorstandsmitglieder aus dem virtuellen Aktienoptionsplan betrug zum Bilanzstichtag 0,55 % des Grundkapitals. Der Wert dieser Aktienwert-Beteiligungsrechte beträgt 662 TEUR. Weitere Informationen zur aktienorientierten Vergütung befinden sich im Kapitel 6.3 „Aktienorientierte Vergütung".

Die Vergütung des Aufsichtsrats enthält feste und variable Bestandteile, die sich an der gezahlten Dividende orientieren. Bei der Festlegung der Höhe der Vergütung der Aufsichtsratsmitglieder werden die Funktionen des Vorsitzenden und des stellvertretenden Vorsitzenden entsprechend berücksichtigt. Im Geschäftsjahr wurden vom Unternehmen keine Vergütungen für persönlich erbrachte Leistungen, z. B. für Beratungs- und Vermittlungsleistungen, an die Mitglieder des Aufsichtsrats gezahlt.

Organmitgliedern gewährte Hypothekendarlehen

in TEUR	Stand am 1.1.2003	Zugang	Tilgung	Stand am 31.12.2003	Zinssatz in %
Vorstand	92	–	4	88	5,5

Für Organmitglieder bestanden keine Haftungsverhältnisse. Die Organmitglieder werden namentlich auf den Seiten 5 bis 7 dieses Berichts genannt.

6.3 Aktienorientierte Vergütung

Die Hannover Rück hat mit Wirkung vom 1. Januar 2000 einen virtuellen Aktienoptionsplan aufgelegt. Vorstand und Mitarbeiter der weiteren zwei Führungsebenen können auf variable Vergütungsbestandteile verzichten und Aktienwert-Beteiligungsrechte erwerben. Die jährlich gewährte Anzahl dieser Rechte richtet sich nach den „Diluted Earnings Per Share" nach US GAAP. Weiteres Erfolgskriterium ist die Entwicklung des Kurses der Hannover Rück-Aktie im Vergleich zu einer Branchenbenchmark, wobei der ungewichtete „Reactions" Welt-Rückversicherungs-Index zu Grunde gelegt wird.

Für die Ermittlung der Basisanzahl der Aktienwert-Beteiligungsrechte wird ein Barwert von 6,66 EUR angenommen. Die Basisanzahl erhöht oder ermäßigt sich entsprechend der Über- oder Unter-Performance des Gewinns je Aktie. Die Basisanzahl wird um jeweils volle 3,33 Cent, um welche der Betrag des Gewinns je Aktie das Zielergebnis übersteigt, um 10 % erhöht bzw. für jeweils volle 6,66 Cent, um den der Betrag des Gewinns je Aktie hinter dem Zielergebnis zurückbleibt, um 10 % vermindert. Diese Angaben beruhen auf der nach dem Aktiensplit vom 15. Juli 2002 erfolgten Änderung des § 3 Abs. 1 der Bedingungen zur Gewährung von Aktienwert-Beteiligungsrechten durch Beschluss des Aufsichtsrats vom 11. April 2003.

Als zweites Erfolgskriterium wird ermittelt, inwieweit der Börsenkurs der Hannover Rück-Aktie im Zuteilungsjahr die Entwicklung des „Reactions" Welt-Rückversicherungs-Index übersteigt bzw. unterschreitet. Für jeden vollen Prozentpunkt, um den die Hannover Rück-Aktie den Vergleichsindex übersteigt, erhöht sich die Basisanzahl um 10 %, jedoch maximal um 400 % der Basisanzahl, bzw. bei Unterschreitung ermäßigt sich die Basisanzahl um 5 %, maximal jedoch um 50 %.

Der konkrete Wert des Aktienwert-Beteiligungsrechts ergibt sich als Differenz aus dem aktuellen Börsenkurs der Hannover Rück-Aktie zum Zeitpunkt der Ausübung der Option und dem Basispreis, d. h. dem Aktienkurs zu Beginn des Zuteilungsjahres. Dieser Wert ist bei Ausübung der Option auszuzahlen.

Die maximale Laufzeit beträgt 10 Jahre. Die Wartezeit für die erstmalige Ausübung des Optionsrechts beträgt zwei Jahre mit Ablauf des betreffenden Zuteilungsjahres.

Nach Ablauf der Wartezeit sind maximal 40 % der zugeteilten Aktienwert-Beteiligungsrechte ausübbar. Für weitere 20 % beträgt die Wartezeit jeweils ein weiteres Jahr. Bei Nichtausübung der Option verfällt das Aktienwert-Beteiligungsrecht nach 10 Jahren.

Im Geschäftsjahr ist für 40 % der im Jahr 2000 zugeteilten Aktienwert-Beteiligungsrechte erstmalig die Wartezeit abgelaufen. Da der aktuelle Börsenkurs der Hannover Rück-Aktie den Basispreis in allen vier Ausübungszeiträumen nicht erreicht hat, konnte kein konkreter Wert pro Aktienwert-Beteiligungsrecht ermittelt werden. Aus diesem Grund wurden keine Aktienwert-Beteiligungsrechte ausgeübt.

Die Bewertung der bestehenden Rechte erfolgt auf Basis des Black/Scholes-Optionspreismodells mit Hilfe eines Trinominalbaumverfahrens.

Zum 1. Januar 2003 befanden sich 1.097.235 Aktienwert-Beteiligungsrechte zu einem durchschnittlichen Ausübungspreis von 25,50 EUR je Stück im Bestand. Nach dem Beschluss des Aufsichtsrats vom 11. April 2003 wurden weitere 710.429 Aktienwert-Beteiligungsrechte zu einem durchschnittlichen Ausübungspreis von 23,74 EUR je Stück gewährt.

Im Geschäftsjahr sind 134.165 Aktienwert-Beteiligungsrechte zu einem durchschnittlichen Ausübungspreis von 25,19 EUR verfallen.

Der Bestand am Jahresende beläuft sich auf 1.673.499 Aktienwert-Beteiligungsrechte, deren durchschnittlicher Ausübungspreis 24,78 EUR beträgt. Davon waren 394.734 Aktienwert-Beteiligungsrechte zu einem durchschnittlichen Ausübungspreis von 25,50 EUR ausübbar.

Entwicklung des Aktienwert-Beteiligungsrechtplanes

	2003		2002	
Aktienwert-Beteiligungsrechte	Anzahl	Durchschnittlicher Ausübungspreis in EUR je Stück	Anzahl	Durchschnittlicher Ausübungspreis in EUR je Stück
Bestand am Jahresanfang	1 097 235	25,50	1 138 005	25,50
Gewährt	710 429	23,74	–	–
Ausgeübt	–	–	–	–
Verfallen	134 165	25,19	40 770	25,50
Noch bestehend am Jahresende	1 673 499	24,78	1 097 235	25,50
Ausübbar am Jahresende	394 734	25,50	–	25,50

Den Berechnungen sind der Jahresschlusskurs der Hannover Rück-Aktie zum Stichtag 30. Dezember 2003 von 27,72 EUR, eine Volatilität von 43,0 %, eine Dividendenrendite von 2,88 % und ein risikofreier Anlagezinssatz von 4,26 % für das Zuteilungsjahr 2000 und 4,42 % für das Zuteilungsjahr 2002 zu Grunde gelegt worden.

Auf dieser Basis ergibt sich für die Aktienwert-Beteiligungsrechte im Bestand zum 31. Dezember 2003 ein Rückstellungsbetrag in Höhe von 1.116 TEUR für das Zuteilungsjahr 2002 und 3.486 TEUR für das Zuteilungsjahr 2000.

6.4 Hypotheken und Darlehen

An Mitarbeiter, die nicht Vorstand oder Aufsichtsrat angehören, wurden Hypotheken bzw. Grundschulddarlehen zur Finanzierung von Wohnungseigentum gegeben. Diese Darlehen sind alle grundpfandrechtlich an erster Stelle abgesichert. Forderungsausfälle lagen nicht vor und werden nicht erwartet.

7. Übrige Erläuterungen

7.1 Rechtsstreitigkeiten

Aus dem Erwerb der Lion Insurance Company, Trenton/USA durch die Hannover Finance, Inc., Wilmington/USA, eine Tochtergesellschaft der Hannover Rück, besteht mit den früheren Eigentümern der Lion Insurance Company ein Rechtsstreit über die Freigabe eines treuhänderisch verwalteten Teils des damaligen Kaufpreises sowie über eine Verpflichtung zur Zahlung von weiteren Kaufpreisteilen und Vergütungsbestandteilen (Incentive Compensation) aus Geschäftsführungsverträgen.

Mit Ausnahme des vorgenannten Verfahrens bestanden im Berichtsjahr und am Bilanzstichtag – abgesehen von Verfahren im Rahmen des üblichen Versicherungs- und Rückversicherungsgeschäfts – keine wesentlichen Rechtsstreitigkeiten.

7.2 Haftungsverhältnisse

Eine von der Hannover Finance, Inc., Wilmington/USA im Geschäftsjahr 1999 begebene Surplus Note über 400,0 Mio. USD hat die Hannover Rück durch eine Garantie abgesichert.

Die von der Hannover Finance (Luxembourg) S.A. begebene nachrangige Schuldverschreibung in Höhe von 350 Mio. EUR wurde ebenfalls von der Hannover Rück abgesichert.

Die Garantien der Hannover Rück für die nachrangigen Schuldverschreibungen greifen ein, soweit fällige Zahlungen aus den Anleihen nicht seitens der jeweiligen Emittentin geleistet werden. Die Garantien decken die jeweiligen Bondvolumina sowie die bis zu den Rückzahlungszeitpunkten fälligen Zinsen ab. Da die Zinsen aus den Anleihen teilweise von den jeweils zu den Zinszahlungszeitpunkten geltenden Zinshöhen am Kapitalmarkt abhängig sind (Floating Rate), sind die maximalen, undiskontierten Beträge einer möglichen Inanspruchnahme nicht hinreichend genau schätzbar. Im Hinblick auf die Garantieleistungen hat die Hannover Rück keine Rückgriffsrechte außerhalb des Konzerns.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 1.664,2 Mio. EUR (1.491,9 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen (Available-For-Sale) ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Bilanzstichtag auf 2.950,5 Mio. EUR.

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen in Höhe von 62,8 Mio. EUR seitens der E+S Rückversicherungs-AG sowie in Höhe von 115,4 Mio. EUR bei der Hannover Rück. Dabei handelt es sich im Wesentlichen um Private Equity Funds und Venture Capital-Gesellschaften in Form von Personengesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen, die zum Bilanzstichtag auf 25,7 Mio. EUR geschätzt wurden.

7.3 Langfristige Verpflichtungen

Die Mitgliedschaft mehrerer Konzerngesellschaften beim Deutschen Luftpool, der Pharma-Rückversicherungsgemeinschaft sowie der Deutschen Kernreaktor-Versicherungsgemeinschaft führt zu einer Inanspruchnahme entsprechend der Beteiligungsquote, wenn ein anderes Poolmitglied ausfallen sollte.

7.4 Derivative Finanzinstrumente

Im Rahmen der Bilanzierung von „Modco"- und „CFW"-Rückversicherungsverträgen, bei denen Wertpapierdepots von den Zedenten gehalten und Zahlungen auf Basis des Ertrags bestimmter Wertpapiere des Zedenten geleistet werden, ist SFAS 133 DIG B 36 zu berücksichtigen. Die in derartige Grundgeschäfte (Host Contracts) eingebetteten Derivate sind getrennt von den unterliegenden Rückversicherungsvereinbarungen zu Marktwerten zu bilanzieren (vgl. Kapitel 1 „Allgemeine Aufstellungsgrundsätze").

Eine geringe Anzahl von Verträgen im Bereich der Personen-Rückversicherung weist Merkmale auf, die die Anwendung von SFAS 133 DIG B 36 erfordern. Bei diesen Verträgen sind die Zinsrisikoelemente klar und eng mit den unterliegenden Rückversicherungsvereinbarungen verknüpft. Folglich resultieren eingebettete Derivate ausschließlich aus dem Kreditrisiko des zu Grunde gelegten Wertpapierportefeuilles.

Die Hannover Rück ermittelt die Marktwerte der eingebetteten Derivate unter Verwendung der zum Bewertungsstichtag verfügbaren Marktinformationen auf Basis einer „Credit Spread"-Methode, bei der das Derivat zum Zeitpunkt des Vertragsabschlusses einen Wert von Null aufweist und im Zeitablauf auf Grund der Veränderungen der Credit Spreads der Wertpapiere schwankt.

Die Anwendung von DIG B 36 hatte im Geschäftsjahr keine wesentlichen Auswirkungen auf den Konzernabschluss. Die Marktwerte der eingebetteten Derivate wurden zum Bilanzstichtag in den Kapitalanlagen ausgewiesen und erhöhten insoweit das Ergebnis der Kapitalanlagen. Die Ergebnisauswirkung vor Steuern belief sich zum Bilanzstichtag auf insgesamt 3,3 Mio. EUR. Davon entfielen 2,8 Mio. EUR vor Steuern auf die kumulative Anpassung aus der Erstanwendung der Vorschrift zum 1. Oktober 2003 mit einem Steueraufwand in Höhe von 0,5 Mio. EUR, das Ergebnis nach Steuern wurde im Rahmen der Erstanwendung um 2,3 Mio. EUR erhöht. Im Verlauf des vierten Quartals sind die Marktwerte der eingebetteten Derivate um insgesamt 0,5 Mio. EUR vor Steuern weiter angestiegen.

Die Hannover Rück schließt weltweit in zahlreichen internationalen Währungen Rückversicherungsgeschäfte ab, wodurch der Konzern grundsätzlich Wechselkursschwankungen ausgesetzt ist.

Diese Währungsrisiken sowie Zins- und Marktpreisrisiken aus dem Einsatz von Finanzinstrumenten (z. B. Anlagen in variabel- und festverzinslichen Wertpapieren) steuert die Hannover Rück durch den Einsatz derivativer Finanzinstrumente. Derivative Finanzinstrumente werden im Hannover Rück-Konzern ausschließlich zu Sicherungszwecken eingesetzt.

Die Marktwerte der Finanzinstrumente wurden auf der Basis der am Bilanzstichtag zur Verfügung stehenden Marktinformationen sowie der nachfolgend dargestellten Bewertungsmethoden ermittelt. Soweit das Grundgeschäft und das Derivat nicht als Einheit bilanziert werden, findet der Ausweis des Derivats in der Bilanzposition „Handelsbestand" statt.

Cash-Flow Hedges

Bei einem Cash-Flow Hedge wird der hedge-effektive Teil der Marktwertveränderungen zunächst im Eigenkapital (kumulierte, nicht ergebniswirksame Eigenkapitalanteile) erfasst. Die Erfassung in der Gewinn- und Verlustrechnung erfolgt erst, wenn das zu Grunde liegende, abgesicherte Grundgeschäft ergebniswirksam geworden ist. Der hedge-ineffektive Teil der Marktwertveränderungen wird unmittelbar ergebniswirksam berücksichtigt. Darüber hinaus sind in Trägerkontrakte eingebettete Derivate separat zu bilanzieren.

Nominalbeträge gegliedert nach Produktart und Restlaufzeit

2003 in TEUR	1 bis 5 Jahre	6 bis 10 Jahre	Gesamt
Zinsswaps	–	317 208	317 208
Währungsswaps	3 977	-860	3 117

Der Marktwert der bei Cash-Flow Hedges eingesetzten Derivate beträgt -41,2 Mio. EUR. Der Marktwert der als Handelsbestand ausgewiesenen Derivate beträgt 2,4 Mio. EUR.

Im Berichtsjahr wurden zehn Kontrakte fällig; hieraus resultieren Abgangsgewinne in Höhe von 0,9 Mio. EUR und Abgangsverluste in Höhe von 0,1 Mio. EUR.

Zum Bilanzstichtag befanden sich weder Vorkäufe noch Devisentermingeschäfte im Bestand.

7.5 Ereignisse nach Ablauf des Geschäftsjahrs

Mit Pressemitteilung vom 18. Februar 2004 informierten wir, dass wir über unsere Tochtergesellschaft Hannover Finance (Luxembourg) S.A. erfolgreich eine nachrangige Schuldverschreibung in Höhe von 750 Mio. EUR am europäischen Kapitalmarkt platziert haben. Die Anleihe wurde vorwiegend bei institutionellen Investoren in Europa platziert.

Der Bond wird mit 163 Basispunkten über dem 10-jährigen mittleren Swap-Level verzinst und hat eine Laufzeit von 20 Jahren. Er ist frühestens nach zehn Jahren und danach zu jedem Kuponzahlungstermin durch die Hannover Rück kündbar. Sollte die Anleihe nach zehn Jahren nicht gekündigt werden, wird sie mit 263 Basispunkten über dem Drei-Monats-Euribor verzinst.

Im Zuge der Transaktion hat die Hannover Rück im Rahmen eines Tender Offer bis zum 25. Februar 2004 insgesamt 92,5 % ihrer im Jahr 1999 von Hannover Finance, Inc., Wilmington/USA, emittierten nachrangigen Anleihe in Höhe von 400 Mio. USD zurückgekauft, um von dem momentan sehr vorteilhaften Wechselkurs des Euro gegenüber dem US-Dollar profitieren zu können. Da die Hannover Rück außerdem im November 2004 fälliges Genussrechtskapital in Höhe von rund 120 Mio. EUR tilgen wird, steigt die Zinsbelastung nur geringfügig.

Die Talanx AG informierte mit Pressemitteilung vom 18. Februar 2004 sowie Mitteilung gemäß §§ 21, 22, 24 WpHG über die Veräußerung eines Anteils an der Hannover Rück in Höhe von 20,6 %, das sind ca. 24,8 Mio. Aktien, an institutionelle Investoren. Durch diese Transaktion wird der Streubesitz der Hannover Rück-Aktie von 28,2 % auf 48,8 % erhöht.

Darüber hinaus sind nach dem Bilanzstichtag keine Ereignisse eingetreten, die einen wesentlichen Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

7.6 Mieten und Leasing

Angemietete Objekte

Zusammengefasste Leasingverbindlichkeiten

in TEUR	Ausgaben
2004	6 142
2005	5 777
2006	5 428
2007	5 133
2008	5 144
Nachfolgend	55 752

Operating Leasingverträge führten im Geschäftsjahr 2003 zu Ausgaben von 5.563 TEUR.

Mehrjährige Mietverhältnisse für Geschäftsräume bestehen bei der Insurance Corporation of Hannover und der Clarendon-Gruppe. Bei letzterer wurde im Geschäftsjahr ein Mietvertrag für Geschäftsräume mit einer Laufzeit von 20 Jahren abgeschlossen. Das Mietverhältnis endet am 29. August 2023. Die Mietraten sind für die Mietzeit fest vereinbart, wobei zu vertraglich festgelegten Zeitpunkten eine Anpassung an geänderte Marktkonditionen möglich ist.

Die Hannover Reinsurance Africa Ltd. hat im Jahr 2002 einen Sale-and-lease-back-Vertrag über ein Grundstück und Geschäftsgebäude mit einer Laufzeit von acht Jahren abgeschlossen, der gemäß SFAS 13 als Operating Lease zu bilanzieren ist.

Vermietete Objekte

Die Hannover Re Real Estate Holdings vermietet Grundvermögen in Florida; die Mietverträge haben eine Laufzeit von jeweils drei bis zehn Jahren. Aus den unkündbaren Verträgen resultieren in den folgenden Jahren die nachfolgend aufgeführten Einnahmen:

in TEUR	Einnahmen
2004	11 057
2005	10 425
2006	9 733
2007	8 580
2008	8 332
Nachfolgend	14 341

Die Mieteinnahmen beliefen sich im Geschäftsjahr 2003 auf 15.265 TEUR.

7.7 Währungsumrechnung

Fremdwährungspositionen in den Gewinn- und Verlustrechnungen der Einzelgesellschaften werden zu Durchschnittskursen in die jeweilige Landeswährung umgerechnet. Die in Landeswährung aufgestellten Gewinn- und Verlustrechnungen dieser Einzelgesellschaften werden zu Durchschnittskursen in Euro umgerechnet und in den Konzernabschluss übernommen. Die Umrechnung der Fremdwährungspositionen in den Bilanzposten der Einzelgesellschaften sowie die Übernahme dieser Posten in den Konzernabschluss erfolgt zu den Devisenmittelkursen des Bilanzstichtags. Sich ergebende Differenzen zwischen Durchschnittskursen und Bilanzstichtagskursen führen für funktionale Währungen zur erfolgsneutralen Bildung eines gesonderten Postens im Eigenkapital. Für nicht funktionale Währungen werden diese Differenzen erfolgswirksam. Als funktionale Währungen sind die Währungen definiert, in denen Kapitalanlagen getätigt werden.

Wesentliche Umrechnungskurse

	2003	2002	2003	2002
1 EUR entspricht:	*Devisenmittelkurs zum Bilanzstichtag*		*Durchschnittskurs*	
	31.12.	31.12.	31.12.	31.12.
AUD	1,6788	1,8497	1,7473	1,7405
CAD	1,6290	1,6385	1,5905	1,4835
GBP	0,7070	0,6502	0,6899	0,6279
MYR	4,7741	3,9754	4,3033	3,5911
SEK	9,0710	9,1450	9,1326	9,1504
USD	1,2610	1,0415	1,1342	0,9453
ZAR	8,3282	8,9550	8,5030	9,8562

Hannover, den 23. März 2004

Der Vorstand

Zeller   Arrago   Dr. Becke

Gräber   Dr. König   Dr. Pickel   Wallin

BESTÄTIGUNGSVERMERK
des Abschlussprüfers

Wir haben den von der Hannover Rückversicherung AG nach den Accounting Principles Generally Accepted in the United States of America (US GAAP) aufgestellten Konzernabschluss, bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 geprüft. Aufstellung und Inhalt des Konzernabschlusses liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss abzugeben.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den Accounting Principles Generally Accepted in the United States of America ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Unsere Prüfung, die sich auch auf den vom Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

Hannover, den 24. März 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Dahl
Wirtschaftsprüfer

Schuster
Wirtschaftsprüfer

BERICHT DES AUFSICHTSRATS
der Hannover Rück für den Hannover Rück-Konzern

Wir haben die Geschäftsführung der Hannover Rückversicherung AG, der Obergesellschaft des Hannover Rück-Konzerns, während des Jahres 2003 auf der Basis ausführlicher schriftlicher und mündlicher Berichterstattung des Vorstands regelmäßig überwacht. Der Aufsichtsrat trat insgesamt fünfmal zu mehrstündigen Sitzungen zusammen, um die anstehenden Beschlüsse zu fassen. Der Ausschuss für Vorstandsangelegenheiten sowie der im vorangegangenen Jahr gebildete Bilanzausschuss (beides Ausschüsse im Sinne des § 107 Abs. 3 AktG) tagte drei- bzw. zweimal. Des Weiteren ließen wir uns vom Vorstand quartalsweise gemäß § 90 AktG schriftlich über den Gang der Geschäfte und die Lage des Konzerns informieren. In diesen Berichten werden unter anderem die aktuellen Plan- und Erwartungszahlen zur Entwicklung der Prämien, die Belastungen durch Großschäden sowie die Themen Kapitalanlagen, Kapitalanlageerträge und die weltweite Personalentwicklung für den Konzern zeitnah dargestellt. Eine weitere wichtige Informationsquelle für den Aufsichtsrat stellten die Quartalsberichte mit den Quartalsabschlüssen und Kennzahlen für den Hannover Rück-Konzern dar. Der Aufsichtsratsvorsitzende wurde darüber hinaus vom Vorstandsvorsitzenden laufend über wichtige Entwicklungen und anstehende Entscheidungen unterrichtet. Insgesamt haben wir im Rahmen unserer gesetzlichen und satzungsgemäßen Zuständigkeit an den Entscheidungen des Vorstands mitgewirkt.

Im Rahmen der Behandlung wichtiger Einzelvorhaben befasste sich der Aufsichtsrat unter anderem mit der Durchführung einer Kapitalerhöhung bei der Hannover Rückversicherung AG aus genehmigtem Kapital. Diese setzte sich aus einer Sachkapitalerhöhung des Mehrheitsaktionärs, der Talanx AG, in Höhe von 310 Mio. EUR und einer Barkapitalerhöhung unter Ausschluss des Bezugsrechts in Höhe von 10 % des Grundkapitals zusammen. Die Kapitalmaßnahme diente dem Zweck, für die erwartete Geschäftsentwicklung eine ausreichende Kapitaldecke zu gewährleisten und die hervorragenden Ratings aufrechtzuerhalten. Im Rahmen der Vorbereitung der Hauptversammlung befasste sich der Aufsichtsrat mit einer umfassenden Überarbeitung der Satzung der Gesellschaft mit dem Ziel, aktuelle Entwicklungen in den Text einzuarbeiten und die praktische Anwendbarkeit zu erhöhen. Die Satzung war zuvor letztmalig im Vorfeld des Börsengangs der Gesellschaft im Jahre 1994 grundlegend aktualisiert worden. Im Rahmen von Spezialanalysen ließ sich der Aufsichtsrat über die Risikomanagement- und Retrozessionsstrategie sowie über die Entwicklung besonders bedeutsamer Geschäftsfelder, etwa das US-Haftpflichtgeschäft, informieren. Auch die wesentlichen Rechtsstreitigkeiten der Hannover Rück-Gruppe insbesondere aus Erst- und Rückversicherungsverträgen wurden dem Aufsichtsrat dargestellt. Große Aufmerksamkeit widmete der Aufsichtsrat erneut dem Thema Corporate Governance.

Der Aufsichtsrat beschäftigte sich auch wieder intensiv mit der Entwicklung der wesentlichen Tochter- und Beteiligungsgesellschaften im Konzern. Dabei stand im Jahr 2003 die rückwirkende Betrachtung der letzten zwei bedeutenden Akquisitionen, des Portefeuilles der Skandia International im Jahr 1997 sowie der Clarendon Insurance Group, New York, im Jahre 1999 im Vordergrund. Mit Blick auf die Akquisition der Skandia International konnte sich der Aufsichtsrat davon überzeugen, dass das Portefeuille, das seinerzeit zu einem Preis von ca. 128,5 Mio. EUR (Bilanzkurs 31. Dezember 1997) mit Betriebsstätten in Stockholm, Mexiko, Paris, Madrid und London erworben wurde, sich aus heutiger Sicht als gelungene, sehr profitable Investition darstellt.

Der Chief Executive Officer der Clarendon erläuterte dem Aufsichtsrat die Marktsituation, Geschäftsstrategie und die Struktur des Unternehmens, das mit Prämieneinnahmen von rund 2,6 Mrd. USD unangefochtener Marktführer im Programmgeschäft ist. Nach vorübergehenden Problemen arbeitet die Gesellschaft profitabel und plant, mittelfristig einen jährlichen Gewinn in der Größenordnung von 70–100 Mio. USD zu erzielen.

Die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Hannover, wurde beauftragt,

den Konzernabschluss und den Lagebericht des Vorstands für den Hannover Rück-Konzern nach United States Generally Accepted Accounting Principles (US GAAP) zu prüfen. Die KPMG DTG erteilte den uneingeschränkten Bestätigungsvermerk. Der Bilanzausschuss hat den Abschluss und den Lagebericht in einer Sitzung unter Beteiligung der Wirtschaftsprüfer beraten. Der Prüfungsbericht wurde allen Aufsichtsratsmitgliedern ausgehändigt und im Rahmen der Bilanzaufsichtsratssitzung ausführlich unter Beteiligung der Wirtschaftsprüfer geprüft.

Der vom Vorstand erstellte Bericht über die Beziehungen der Gesellschaft zu verbundenen Unternehmen wurde gleichfalls von der KPMG DTG geprüft und mit dem folgenden uneingeschränkten Bestätigungsvermerk versehen:

„Nach unserer pflichtgemäßen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind;

2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war;

3. bei den im Bericht aufgeführten Maßnahmen keine Umstände für eine wesentlich andere Beurteilung als die durch den Vorstand sprechen."

Mit Wirkung zum Ablauf der ordentlichen Hauptversammlung am 27. Mai 2003 legte Herr Bengt Pihl sein Aufsichtsratsmandat als Vertreter der Anteilseigner nieder. Der Aufsichtsrat dankte Herrn Pihl für dessen konstruktive Arbeit und würdigte seinen Beitrag zur Entwicklung der Gesellschaft. Auf Antrag des Vorstands bestellte das zuständige Amtsgericht Hannover Herrn Bodo Uebber mit Wirkung vom 25. September 2003 gemäß § 104 Abs. 2 Satz 1 AktG zum Mitglied des Aufsichtsrats der Gesellschaft.

Mit Wirkung vom 1. September 2003 wurden Herr André Arrago und Herr Ulrich Wallin zu ordentlichen Mitgliedern des Vorstands bestellt. Frau Dr. Elke König wurde mit Wirkung vom 1. Januar 2004 ebenfalls zum ordentlichen Mitglied des Vorstands bestellt.

Hannover, den 25. März 2004

Für den Aufsichtsrat

Wolf-Dieter Baumgartl
Vorsitzender

Gute und transparente Corporate Governance gewährleistet eine verantwortliche, auf Wertschöpfung ausgerichtete Leitung und Kontrolle des Unternehmens. Sie dient dem Ziel, das Vertrauen von gegenwärtigen und künftigen Aktionären, Geschäftspartnern, Kunden, Mitarbeitern sowie der Öffentlichkeit in das Unternehmen zu stärken und dauerhaft zu festigen.

Die Grundlage hierfür ist in Deutschland im Deutschen Corporate Governance-Kodex verankert, der von einer von der Bundesregierung eingesetzten Regierungskommission formuliert und regelmäßig aktualisiert wird. In diesem Kodex sind unter anderem Verhaltensstandards für Aufsichtsräte und Vorstände oder Informationspflichten gegenüber Aktionären praxisnah festgelegt.

Die Hannover Rück unterstützt die Grundsätze einer wertorientierten und transparenten Unternehmensführung und -kontrolle und erkennt diese als Leitlinie ihrer Aktivitäten an. Das Ziel einer nachhaltigen Wertsteigerung für alle Aktionäre der Hannover Rück war und ist fest in unserer Unternehmensphilosophie verankert. Wesentliche Teile der Forderungen des Kodex sind daher in unserem Hause bereits seit langer Zeit gelebte Praxis. Dies betrifft zum Beispiel folgende Prinzipien:

- Alle Investoren werden gleichberechtigt informiert („Fair Disclosure")
- Es erfolgt eine aktuelle Informationsversorgung über das Internet sowie über Pressemitteilungen und Infobriefe
- Regelmäßig werden Analystenmeetings durchgeführt
- Die Tagesordnung und die Abstimmungsergebnisse der Hauptversammlung sind im Internet abrufbar
- Die wertorientierte Unternehmensführung unter Berücksichtigung der Interessen aller Aktionäre ist fester Bestandteil unserer Unternehmensphilosophie
- Die Messung der Wertschöpfung (adjustiertes operatives Nachsteuer-Ergebnis abzüglich Kapitalkosten) erfolgt konzernweit einheitlich mit der von uns selbst entwickelten, auf die Besonderheiten eines internationalen Rückversicherers zugeschnittenen Intrinsic Value Creation- (IVC) Methode.
- Es existiert eine an der Wertsteigerung orientierte variable Vergütung des Vorstands (Aktienoptionsplan)
- Es wird eine international anerkannte Rechnungslegung verwendet (US GAAP)
- Quartalsberichte inklusive Segmentberichterstattung und Ergebnis je Aktie werden erstellt

Im Berichtsjahr haben wir unsere Investor-Relations-Aktivitäten erneut intensiviert:

- Wir haben insgesamt sechs internationale Telefonkonferenzen für Analysten und institutionelle Investoren veranstaltet. Gleichzeitig mit diesen Telefonkonferenzen wurden unsere Präsentationen live per Internet übertragen
- Unsere Analystenkonferenzen, die Bilanzpressekonferenz, die Rede des Vorstandsvorsitzenden auf unserer Hauptversammlung sowie die Telefonkonferenzen wurden aufgezeichnet und sind via Video-/Audiostreaming im Internet abrufbar
- An verschiedenen internationalen Finanzplätzen wurden rund 50 Roadshows und Investorenkonferenzen durchgeführt
- Wir haben in rund 30 Besuchen mit internationalen Analysten und Investoren Einzelgespräche geführt
- Es fand ein – mittlerweile institutionalisiertes – Analysten- und Investorenseminar in Berlin statt, um dem Wunsch nach zusätzlichen detaillierten Hintergrundinformationen gerecht zu werden

Vorstand und Aufsichtsrat der Hannover Rück haben die erstmals im Dezember 2002 formulierten Corporate Governance-Grundsätze der Hannover Rück im Dezember 2003 überarbeitet. Die Hannover Rück hat sich dabei entschlossen, die Empfehlungen und Anregungen des im Jahr 2003 ebenfalls novellierten Kodex wiederum weitgehend in ihre eigenen Corporate Governance-Grundsätze zu übernehmen. Eingang fand der Corporate Governance-Gedanke auch in die erstmals formulierten Geschäftsgrundsätze der Hannover Rück (Code of Conduct). Sie enthalten verbindliche Regeln, die den Mitarbeitern der Gesellschaft dabei helfen sollen, die ethischen und rechtlichen Herausforderungen bei der täglichen Arbeit zu bewältigen. All diese Aktivitäten geschehen vor dem Hintergrund unseres Selbstverständnisses, uns an den international gültigen „Best Practice"-Standards zu orientieren. Darüber hinaus führte der Aufsichtsrat erstmals auch mit großem Erfolg die vom Kodex vorgeschriebene Effizienzprüfung seiner Tätigkeit durch. Mit unseren Corporate Governance-Grundsätzen haben wir ein zeitgemäßes unternehmensspezifisches Regelwerk geschaffen, das das gesamte System einer verantwortungsvollen, auf Wertschöpfung ausgerichteten Unternehmensleitung und -kontrolle umfasst.

Die vorgeschriebene Darstellung der von der Hannover Rück gegenwärtig noch nicht umgesetzten Empfehlungen des Deutschen Corporate Governance-Kodex erfolgt in der nachstehenden Entsprechenserklärung:

Entsprechenserklärung nach § 161 AktG zur Beachtung des Deutschen Corporate Governance-Kodex bei der Hannover Rückversicherung AG

Der „Deutsche Corporate Governance-Kodex" (DCGK) wurde erstmals am 26. Februar 2002 veröffentlicht. Diesem Bericht liegt der Kodex in der Fassung vom 21. Mai 2003, veröffentlicht im elektronischen Bundesanzeiger am 4. Juli 2003, zu Grunde. Der DCGK enthält bedeutsame Vorschriften zur Leitung und Überwachung deutscher börsennotierter Unternehmen. Ziel des Kodex ist es, das Vertrauen von Investoren, Kunden, Mitarbeitern und der Öffentlichkeit in die deutsche Unternehmensführung zu fördern. Zu diesem Zweck formuliert der Kodex Standards guter, verantwortungsvoller, effizienter sowie transparenter Unternehmensführung und -kontrolle. Die Hannover Rück hat die Beratungen der Regierungskommission „Deutscher Corporate Governance-Kodex" sowie die vielfältigen öffentlichen Diskussionen dieses Themas von Beginn an wohlwollend und mit großem Interesse verfolgt.

§ 161 Aktiengesetz (AktG) verpflichtet Vorstand und Aufsichtsrat börsennotierter Gesellschaften zu erklären, ob den Empfehlungen des Kodex entsprochen wird oder welche Empfehlungen des Kodex nicht angewendet werden („comply or explain"). Die Hannover Rückversicherung AG weicht nur in den nachfolgend dargestellten drei Punkten vom Deutschen Corporate Governance-Kodex ab.

Individualisierte Angabe der Vorstands- und Aufsichtsratsvergütung

(Kodex Ziffern 4.2.4 Satz 2 und 5.4.5 Abs. 3, Satz 1)

Die Vergütung der Vorstands- und Aufsichtsratsmitglieder soll, aufgeteilt nach ihren jeweiligen Bestandteilen, im Anhang des Konzernabschlusses individualisiert ausgewiesen werden. Die Hannover Rück ist der Auffassung, dass der Persönlichkeitsschutz gegenüber den Informations-/Transparenzinteressen der Investoren Vorrang haben sollte. Deshalb erfolgt wie bisher eine summarische Darstellung der Vergütung und ihrer Bestandteile im Anhang des Konzernabschlusses. Diese Darstellung ermöglicht unseren Aktionären in vollem Umfang, die Angemessenheit der Gesamtvergütung zu beurteilen.

Gesonderte Vergütung für den Vorsitz und die Mitgliedschaft in den Ausschüssen des Aufsichtsrats

(Kodex Ziffer 5.4.5 Abs. 1, Satz 3)

Der Vorsitz und der stellvertretende Vorsitz im Aufsichtsrat sowie der Vorsitz und die Mitgliedschaft in den Ausschüssen soll bei der Vergütung gesondert berücksichtigt werden. Bislang erfolgt bei der Hannover Rück keine gesonderte Berücksichtigung des Vorsitzes und der Mitgliedschaft in den Ausschüssen. Die Hannover Rück will jedoch künftig dem Kodex noch stärker Rechnung tragen. Es ist daher beabsichtigt, der nächsten Hauptversammlung am 2. Juni 2004 eine dem Deutschen Corporate Governance-Kodex entsprechende Regelung vorzuschlagen.

Veröffentlichungsfristen für den Geschäftbericht und die Zwischenberichte

(Kodex Ziffer 7.1.2, Satz 2)

Der Konzernabschluss soll binnen 90 Tagen nach Geschäftsjahresende, die Zwischenberichte sollen binnen 45 Tagen nach Ende des Berichtszeitraums öffentlich zugänglich sein. Wie bereits in der Entsprechenserklärung des Vorjahres dargelegt, liegen wir auf Grund der Besonderheiten des internationalen Rückversicherungsgeschäfts sowie den damit verbundenen aufsichtsrechtlichen Rahmenbedingungen zur Zeit noch knapp über den empfohlenen Fristen, schöpfen den gesetzlich zulässigen Rahmen jedoch bei weitem nicht aus. Wir gehen weiterhin davon aus, dass wir durch die fortgesetzte Optimierung der mit der Berichterstellung verbundenen Prozesse für das Geschäftsjahr 2004 eine Einhaltung der Fristen erreichen werden.

Allen übrigen Empfehlungen des Kodex wird entsprochen.

Hannover, den 25. November 2003

Für den Vorstand Für den Aufsichtsrat

STANDORTE
des Hannover Rück-Konzerns im Ausland

Australien

Hannover Life Re of Australasia Ltd
Level 7
70 Phillip Street
Sydney NSW 2000
Tel. +61/2/92 51 69 11
Fax +61/2/92 51 68 62

Managing Director:
Steve Willcock

Hannover Rückversicherung AG
Australian Branch – Chief Agency
The Re Centre
Level 21
Australia Square
264 George Street
G. P. O. Box 3973
Sydney NSW 2001
Tel. +61/2/92 74 30 00
Fax +61/2/92 74 30 33

Chief Agent:
Ross Littlewood

Bermuda

Hannover Re (Bermuda) Ltd.
50 Parliament Street, 2nd Floor
Hamilton, HM 12
Tel. +1/441/2 94 31 10/11
Fax +1/441/2 96 75 68

President & CEO:
Dr. Konrad Rentrup

China

Hannover Rückversicherung AG
Shanghai Representative Office
Suite 2711, Bank of China Tower
200 Yin Cheng Zhong Road
Pudong New Area
200120 Shanghai
Tel. +86/21/50 37 25 25
Fax +86/21/50 37 27 27

Chief Representative:
Xiaonan Zhang

Hannover Rückversicherung AG
Hong Kong Branch
2008 Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong
Tel. +8 52/25 19 32 08
Fax +8 52/25 88 11 36

General Manager:
David Laskey

Frankreich

Hannover Re
Gestion de Réassurance
France S.A.
7 rue Montalivet, 4th Floor,
75008 Paris
Tel. +33/1/42 66 87 87
Fax +33/1/42 66 87 88

General Manager:
Jean-Jacques Menon

Hannover Rückversicherung AG
Succursale française pour
la Réassurance vie
7 rue Montalivet, 4th Floor,
75008 Paris
Tel. +33/1/42 66 87 78
Fax +33/1/42 66 87 98

General Manager:
Claude Vercasson

Großbritannien

Hannover Life Reassurance (UK) Limited
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83

Managing Director:
David Brand

Hannover Services (UK) Ltd.
Büro London
2nd Floor
69-70 Mark Lane
London EC3R 7HJ
Tel. +44/20/74 80 73 00
Fax +44/20/74 81 38 45

Representative:
Harald Schenk

Büro Virginia Water
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83

International Insurance Company
of Hannover Ltd.
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 07 03
Fax +44/13 44/84 59 09

Managing Director:
Gonda Lauritzen

Irland

E+S Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 16
Fax +3 53/1/8 29 14 00

Managing Director:
Henning Ludolphs

Hannover Life Reassurance
(Ireland) Limited
No. 4 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 18
Fax +3 53/1/6 73 69 17

Managing Director:
Colin Rainier

Hannover Reinsurance (Dublin) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 17
Fax +3 53/1/8 29 14 00

Managing Director:
Henning Ludolphs

Hannover Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 15
Fax +3 53/1/8 29 14 00

Managing Director:
Henning Ludolphs

Hannover Re Advanced
Solutions Limited
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 00
Fax +3 53/1/8 29 14 00

Managing Director:
Henning Ludolphs

Italien

Hannover Re Services Italy Srl
Via Mazzini, 12
20123 Mailand
Tel. +39/02/80 68 13 11
Fax +39/02/80 68 13 49

Amministratore Delegato:
Dr. Georg Pickel

Japan

Hannover Re Services Japan KK
7th Floor, Hakuyo Building
3-10 Nibancho
Chiyoda-ku
Tokio 102-0084
Tel. +81/3/52 14 11 01
Fax +81/3/52 14 11 05

Managing Director:
Megumi Ugai

Kanada

Hannover Rückversicherung AG
Canadian Branch - Chief Agency
3650 Victoria Park Avenue, Suite 201
Toronto, Ontario M2H 3P7
Tel. +1/416/4 96 11 48
Fax +1/416/4 96 10 89

Chief Agent:
V. Lorraine Williams

Hannover Rückversicherung AG
Canadian Branch – Facultative Office
150 York Street, Suite 1008
Toronto, Ontario M5H 3S5
Tel. +1/4 16/8 67 97 12
Fax +1/4 16/8 67 97 28

Manager:
Margaret Whiteley

Korea

Hannover Rückversicherung AG
Seoul Representative Office
German Office
Shintown Plaza Building
28-2 Hannam-dong
Yongsan-ku
Seoul 140-210
Tel. +82/2/37 80 46 16
Fax +82/2/37 80 46 08

Representative:
Pyung Won Kim

Malaysia

Hannover Rückversicherung AG
Malaysian Branch
Suite 31-1, 31st Floor
Wisma UOA II
No. 21 Jalan Pinang
50450 Kuala Lumpur
Tel. +60/3/21 64 51 22
Fax +60/3/21 64 61 29

General Manager:
Sathasivam Thava Rajah

Mexiko

Hannover Services (México) S.A. de C.V.
Av. Santa Fé No. 170
Col. Lomas de Santa Fé
German Centre
Oficina 7-4-10
C.P. 01210 México, D.F.
Tel. +52/55/91 40 08 00
Fax
Life Dept. +52/55/85 03 97 59
Treaty Dept. +52/55/85 03 97 60
Facultative Dept. +52/55/85 03 97 58

Managing Director:
Jaime Ernesto Cáceres

Schweden

Hannover Rückversicherung AG
Tyskland filial
Hantverkargatan 25
P. O. Box 22085
10422 Stockholm
Tel. +46/8/6 17 54 00
Fax +46/8/6 17 55 99

Managing Director:
Einar Östlund

International Insurance
Company of Hannover Ltd.
England filial
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. + 46/8/6 17 54 00
Fax + 46/8/6 17 55 99

Managing Director:
Einar Östlund

Spanien

HR Hannover Re
Correduría de Reaseguros, S.A.
Paseo del General Martínez
Campos 46
28010 Madrid
Tel. +34/9 1/3 19 00 49
Fax +34/9 1/3 19 93 78

Director General:
Eduardo Molinari

Südafrika

Hannover Life Reassurance
Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/1 1/4 8 1 65 00
Fax +27/1 1/4 84 33 30/32

Managing Director:
Gerd Obertopp

Hannover Reinsurance Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/1 1/4 8 1 65 00
Fax +27/1 1/4 84 33 30/32
www.hannover-re.co.za

Managing Director:
Achim Klennert

Taiwan

Hannover Rückversicherung AG
Taipei Representative Office
17F No. 167, Tun Hwa North Road
Taipeh 105, Taiwan
Life Dept.
Tel. +8 86/2/27 17 19 99-21 61
Facultative Dept.
Tel. +8 86/2/27 17 19 99-21 62
Fax +8 86/2/25 47 70 67

Representative:
Tzu Chao Chen

USA

Clarendon Insurance Group, Inc.
1177 Avenue of the Americas,
45th Floor
New York, New York 10036
Tel. +1/2 12/8 05 97 00
Fax +1/2 12/8 05 98 00

President & CEO:
Dr. Detlef Steiner

Hannover Life Reassurance
Company of America
800 N. Magnolia Avenue
Suite 1400
Orlando, Florida 32803-3251
Tel. +1/4 07/6 49 84 11
Fax +1/4 07/6 49 83 22

President & CEO:
Peter R. Schaefer

Hannover Re Advanced Solutions
U.S. Representative Office
500 Park Blvd., 13th Floor, Suite 1350
Itasca, Illinois 60143
Tel. +1/6 30/2 50 55 11
Fax +1/6 30/7 73-99 37

Senior Vice President:
Reinhard Elers

Insurance Corporation of Hannover
500 Park Blvd.
Suite 1425
Itasca, Illinois 60143
Tel. +1/8 00/7 73-99 80
Tel. +1/6 30/7 73-99 31
Fax +1/6 30/7 73-99 37

Senior Vice President:
Stephen Fitzpatrick

Abschlusskosten (auch: Erwerbskosten), aktivierte: Kosten eines Versicherungsunternehmens, die beim Abschluss oder der Verlängerung eines Versicherungsvertrags (z. B. Abschlussprovisionen, Kosten der Antrags- oder Risikoprüfung, etc.) entstehen. Die Aktivierung führt zu einer Verteilung der Kosten über die Vertragslaufzeit.

Alternative Risikofinanzierung: Nutzung der Kapazität der Kapitalmärkte zur Abdeckung von Versicherungsrisiken, z. B. durch Verbriefung von Risiken aus Naturkatastrophen.

American Depositary Receipt (ADR): Von US-Banken ausgestellte handelbare Aktienzertifikate über dort hinterlegte ausländische Aktien. Anstelle der Aktien werden an den amerikanischen Börsen die ADRs gehandelt.

Anschaffungskosten, fortgeführte: Kaufpreis eines Wirtschaftsgutes einschließlich aller Neben- und Bezugskosten; bei abnutzbaren Wirtschaftsgütern vermindert um planmäßige und/oder außerplanmäßige Abschreibungen.

Aufwendungen für Versicherungsfälle für eigene Rechnung: Summe aus bezahlten Schäden und den Rückstellungen für Schadenereignisse, die im Geschäftsjahr eingetreten sind, ergänzt um das Ergebnis der Abwicklung der Rückstellungen für Schadenereignisse der Vorjahre, jeweils nach Abzug der eigenen Rückversicherungsabgaben.

Bancassurance: Sie wird verstanden als eine Partnerschaft zwischen einer Bank und einem Versicherungsunternehmen zum Zweck des Vertriebs von Versicherungsprodukten über die Filialen der Bankpartner. Die Bindung zwischen Versicherer und Bank ist häufig geprägt durch eine Kapitalbeteiligung oder eine langfristig wirkende strategische Kooperation beider Parteien.

Block-Assumption-Transaktion (BAT): Proportionaler Rückversicherungsvertrag auf das Lebens- oder Krankenversicherungsportefeuille eines Zedenten, mit dem dieser zukünftige Gewinne bereits vorzeitig realisieren kann, um damit auf effiziente Weise finanz- oder solvenzpolitische Zielvorstellungen sicherzustellen.

Bonität (auch: Kreditwürdigkeit): Fähigkeit eines Schuldners, seinen Zahlungsverpflichtungen nachzukommen.

Brutto/Retro/Netto: Bruttopositionen stellen die jeweilige Summe aus der Übernahme von Erst- oder Rückversicherungsverträgen dar, Retropositionen die jeweilige Summe der eigenen Rückversicherungsabgaben. Die Differenz bildet die jeweilige Nettoposition (Brutto-Retro = Netto, auch: für eigene Rechnung).

Coinsurance Funds Withheld- (CFW) Vertrag: Mitversicherungsvertrag, bei dem der Zedent einen Teil der ursprünglichen Prämie mindestens in Höhe der zedierten Reserven zurückbehält. Ähnlich wie bei einem → Modco-Vertrag repräsentiert die Zinszahlung an den Rückversicherer den Anlageertrag des zugrunde liegenden Wertpapierportefeuilles.

Corporate Governance: Sie dient der Realisierung einer verantwortlichen Führung und Überwachung von Unternehmen und zielt darauf ab, das Vertrauen von Anlegern, Kunden, Mitarbeitern und der Öffentlichkeit in Unternehmen zu fördern.

Critical Illness-Deckungen: Vgl. → Dread-Disease-Deckungen

Deckungsrückstellung: Nach mathematischen Methoden entwickelter Wert für zukünftige Verpflichtungen (Barwertsumme künftiger Verpflichtungen abzüglich der Barwertsumme künftig eingehender Prämien), vor allem in der Lebens- und Krankenversicherung.

Depotforderungen/Depotverbindlichkeiten: Sicherheitsleistungen zur Deckung von Versicherungsverbindlichkeiten zwischen Erst- und Rückversicherer. Das einbehaltende Unternehmen weist in diesem Fall eine Depotverbindlichkeit, das gewährende Unternehmen eine Depotforderung aus.

Derivate, derivative Finanzinstrumente: Hierzu zählen die aus Basisinstrumenten wie Aktien, festverzinslichen Wertpapieren und Devisen abgeleiteten Finanzprodukte, deren Preis u.a. anhand des jeweils zugrunde liegenden Wertpapiers oder sonstigen Referenzwerts festgestellt wird. Zu den Derivaten zählen insbesondere Swaps, Optionen und Futures.

Diskontierung der Schadenrückstellungen: Bestimmung des Barwerts zukünftiger Zahlungen durch Multiplikation mit dem zugehörigen Abzinsungsfaktor. Bei Schadenrückstellungen ist dies auf Grund der für deutsche Aktiengesellschaften geltenden neuen steuerlichen Gewinnermittlungsmethoden erforderlich.

Diversifikation (auch: Diversifizierung): Ausrichtung der Geschäftspolitik auf verschiedene Leistungsprogramme, um Auswirkungen von Konjunkturschwankungen zu mindern und das Ergebnis zu stabilisieren. Die Diversifikation ist ein Instrument der Wachstums- und Risikopolitik des Unternehmens.

Diversifizierung: Vgl. → Diversifikation

Dread Disease-Deckungen (auch: Critical Illness-Deckungen): Personenzusatzversicherungen, auf deren Basis im Fall vorher definierter schwerer Krankheiten Teile der Versicherungssumme ausgezahlt werden, die sonst erst bei Eintritt des Todesfalls fällig würden.

Due Diligence: Zumeist im Rahmen einer Kapitalmarkttransaktion oder bei Fusionen und Unternehmensakquisitionen durchgeführte Maßnahme der Bestands- und Risikoprüfung, die u. a. die Überprüfung der finanziellen, rechtlichen und steuerlichen Situation beinhaltet.

Emittent: Privates Unternehmen oder öffentlich rechtliche Körperschaft, die Wertpapiere ausgibt, z. B. bei Bundesanleihen der Bund und bei Aktien die Aktiengesellschaft.

Ergebnis je Aktie (auch: Gewinn je Aktie), verwässert: Kennziffer, die sich aus der Division des Konzernjahresüberschusses durch die durchschnittliche Anzahl im Umlauf befindlicher Aktien errechnet. Das verwässerte Ergebnis je Aktie bezieht ausgeübte oder noch zur Ausübung stehende Bezugsrechte in die Aktienanzahl mit ein.

Erstversicherer: Gesellschaft, die Risiken gegen eine Versicherungsprämie übernimmt und in einem direkten Vertragsverhältnis zum Versicherungsnehmer (Privatperson, Unternehmen, Organisation) steht.

Erwerbskosten, aktivierte: Vgl. → Abschlusskosten, aktivierte

Exponierung: Gefährdungsgrad eines Risikos oder Risikobestands; Grundlage für die Prämienermittlung in der Rückversicherung.

Fair Value: Preis, zu dem ein Finanzinstrument zwischen zwei Parteien frei gehandelt würde.

Fakultative Rückversicherung: Beteiligung des Rückversicherers an einem bestimmten, vom Erstversicherer übernommenen Einzelrisiko. Steht im Gegensatz zur → obligatorischen (auch: Vertrags-)Rückversicherung.

Financial Accounting Standards Board (FASB): Gremium in den USA, das mit der Festlegung und Verbesserung von Standards zur Rechnungslegung und zum Berichtswesen beauftragt ist.

Financial Accounting Standards (FAS): Vgl. → Statement of Financial Accounting Standards (SFAS)

Finanz-Rückversicherung: Rückversicherung mit einem begrenzten Gewinn- und Verlustpotenzial. In erster Linie wird der Risikoausgleich über die Zeit angestrebt. Dieser wirkt bilanzstabilisierend für die → Zedenten.

Free Float: Vgl. → Streubesitz

Führungsposition: Sind mehrere (Rück-)Versicherer an einem Vertrag beteiligt, so übernimmt eine Gesellschaft die Führung. Der Versicherungsnehmer verkehrt nur mit dieser führenden Gesellschaft. Üblicherweise übernimmt der führende (Rück-)Versicherer einen höheren Prozentsatz des Risikos auf eigene Rechnung.

Geschäfts- oder Firmenwert: Unterschiedsbetrag, um den der Kaufpreis einer Konzerngesellschaft deren anteiliges Eigenkapital nach Auflösung der dem Käufer zuzuordnenden stillen Reserven zum Kaufzeitpunkt übersteigt.

Gewinn je Aktie: Vgl. → Ergebnis je Aktie

Großschaden: Schaden, der auf Grund seiner Höhe eine besondere Bedeutung für den Erst- bzw. Rückversicherer hat und gemäß einer festgelegten Schadenhöhe oder anderer Kriterien als Großschaden definiert wird.

Hybrid-Kapital: Anleihestruktur, die auf Grund ihrer Nachrangigkeit eigenkapitalähnlichen Charakter hat.

IBNR (Incurred but not reported): Vgl. → Spätschadenrückstellung

Impairment: Außerplanmäßige Abschreibung, die vorgenommen wird, wenn der Barwert der geschätzten, zukünftigen Kapitalflüsse eines Vermögensgegenstandes kleiner ist als dessen Buchwert.

International Securities Identification Number (ISIN): Zehnstellige Ziffer, die ein Wertpapier international identifiziert. Sie beginnt mit einem Länderkürzel, das das Heimatland des Unternehmens angibt, z. B. DE = Deutschland.

Investment-Grade: Investment-Grade-Ratings werden an Unternehmen vergeben bzw. Anleihen zugeordnet, die ein geringes Risiko aufweisen. Im Gegensatz dazu weisen Unternehmen bzw. Anleihen mit Non-Investment-Grade-Ratings definitionsgemäß spekulative Elemente auf, so dass das Risiko deutlich höher ist.

Kapitalflussrechnung: Rechnung über die Herkunft und Verwendung von Zahlungsmitteln während der Abrechnungsperiode. Sie zeigt die Veränderung der Vermögens- und Kapitalbestände getrennt nach den Bereichen „laufende Geschäftstätigkeit", „Investitionstätigkeit" und „Finanzierungstätigkeit".

Konfidenzniveau (auch: Wahrscheinlichkeitsniveau): Das Konfidenzniveau definiert die Wahrscheinlichkeit, mit der der festgelegte Risikobetrag nicht überschritten wird.

Kongruente Währungsbedeckung: Bedeckung der versicherungstechnischen Verbindlichkeiten in fremder Währung mit entsprechenden Kapitalanlagen derselben Währung, um Wechselkursrisiken zu vermeiden.

Kostenquote: Aufwendungen für den Versicherungsbetrieb im Verhältnis zu den verdienten (Brutto- oder Netto-) Prämien.

Kreditwürdigkeit: Vgl. → Bonität

Kumulschaden: Summe von mehreren einzelnen, bei unterschiedlichen Versicherungsnehmern eingetretenen Schäden, die durch das gleiche Schadenereignis (z. B. Sturm, Erdbeben) verursacht wurden. Führt dann zu einer erhöhten Belastung des Erst- oder Rückversicherers, wenn mehrere betroffene Versicherungsnehmer bei ihm versichert sind.

Kurs-Gewinn-Verhältnis (KGV): Verhältnis des Kurses einer Aktie zu dem auf diese Aktie anteilig entfallenden Jahresüberschuss.

LOC (Letter of Credit): Bankbürgschaft; die Bank ist auf Anforderung des Bürgschaftsempfängers zur Leistung an selbigen bis zu der Höhe der im LOC genannten Summe verpflichtet. Beispielsweise in den USA eine übliche Form der Sicherheitsleistung im Rückversicherungsgeschäft.

Mark-to-Market-Bewertung: Bewertung von Finanzinstrumenten zum Marktwert bzw. zum → Fair Value.

Modified Coinsurance- (Modco) Vertrag: Rückversicherungsvertrag, bei dem der Zedent im Rahmen eines Depots Wertpapiere, die die zedierten Reserven besichern, zurückbehält und dadurch eine Verpflichtung begründet, zu einem späteren Zeitpunkt Zahlungen an den Rückversicherer zu leisten. Die Zahlungen beinhalten einen proportionalen Anteil an der Bruttoprämie sowie den Ertrag aus Wertpapieren.

Netto: Vgl. → Brutto/Retro/Netto

Nettoportefeuillewert: Barwert der erwarteten zukünftigen Erträge aus bereits abgeschlossenem Geschäft im Selbstbehalt, diskontiert mit einem währungsabhängigen Risikozinssatz. Er wird auf Basis jeweiliger lokaler Rechnungslegung berechnet.

Nichtproportionale Rückversicherung: Rückversicherungsvertrag, bei dem der Rückversicherer den einen bestimmten Betrag (→ Priorität) übersteigenden Schadenaufwand zu tragen hat. Steht im Gegensatz zur → proportionalen Rückversicherung.

Obligatorische Rückversicherung (auch: Vertragsrückversicherung): Rückversicherungsvertrag, bei dem sich der Rückversicherer an einem gesamten, genau definierten Versicherungsbestand eines → Zedenten beteiligt. Steht im Gegensatz zur → fakultativen Rückversicherung.

Personen-(Rück-)versicherung: Zusammenfassung von Sparten, die die Versicherung von Personen zum Gegenstand haben, also Lebens-, Renten-, Kranken- und Unfallversicherungen.

Portefeuille: a) Alle von einem Erst- oder Rückversicherer in einem definierten Teilsegment (z. B. Sparte, Land) oder insgesamt übernommenen Risiken; b) Nach bestimmten Kriterien gegliederte Gruppe von Kapitalanlagen.

Prämie: Vereinbartes Entgelt für die vom Versicherungsunternehmen übernommenen Risiken. Die gebuchten (auch: verrechneten) Prämien (auch: Beiträge) sind im Gegensatz zu den verdienten Prämien (auch: Beiträge) zeitlich nicht abgegrenzt.

Present value of future profits (PVFP): Immaterieller Vermögensgegenstand, der insbesondere beim Erwerb von Lebens- und Krankenversicherungsunternehmen bzw. einzelnen Versicherungsbeständen entsteht. Der Barwert der erwarteten zukünftigen Erträge aus dem übenommenen Versicherungsbestand wird aktiviert und planmäßig abgeschrieben.

Priorität: Im Rahmen von → nichtproportionalen Rückversicherungsverträgen festgelegter Schadenbetrag eines Erstversicherers, bei dessen Überschreitung der Rückversicherer leistungspflichtig wird. Die Priorität kann sich auf einen Einzelschaden, einen → Kumulschaden oder die Summe der gesamten Jahresschäden beziehen.

Programmgeschäft: Im amerikanischen Erstversicherungsmarkt fest etabliertes Geschäftsmodell. Es wird von Erstversicherern (Programmversicherern) in engster Zusammenarbeit mit hoch spezialisierten Zeichnungsagenturen (Managing General Agents, MGAs) betrieben. Gegenstand sind eng definierte, homogene Erstversicherungsportefeuilles (Programme), wobei es sich typischerweise um Nischen- und Nichtstandardgeschäft, also um bei Standardversicherern nicht oder nur schwer platzierbare Risiken, handelt. Die üblichen Funktionen des Erstversicherers wie Vertrieb, Vertragsabschluss, Policierung, In-

kasso, Policenverwaltung und Schadenabwicklung werden von den MGAs bzw. sonstigen externen Dienstleistern übernommen.

Proportionale Rückversicherung: Rückversicherungsverträge, auf deren Basis Anteile eines Risikos oder → Portefeuilles zu den Konditionen des Erstversicherers in Rückversicherung gegeben werden. → Prämien sowie Schäden werden anteilsmäßig in einem proportionalen Verhältnis geteilt. Steht im Gegensatz zur → nichtproportionalen Rückversicherung.

Quotenrückversicherung: Form der proportionalen Rückversicherung, in der der prozentuale Anteil am gezeichneten Risiko vertraglich festgelegt wird. Da der Erstversicherer Akquisition, Prämienkalkulation, Vertragsverwaltung und Schadenbearbeitung übernimmt, ist der Verwaltungsaufwand beim Rückversicherungsunternehmen sehr gering. Deshalb beteiligt sich dieser über eine Rückversicherungsprovision an den genannten Kosten. Diese Provision kann je nach Markt- und Kostenlage 15 %–50 % der Originalprämie betragen.

Rate: Prozentsatz (in der Regel vom Prämienvolumen) des rückversicherten Portefeuilles, der bei einer → nichtproportionalen Rückversicherung als Rückversicherungsprämie an den Rückversicherer zu zahlen ist.

Rating: Ein Rating ist die systematische Einschätzung von Unternehmen hinsichtlich ihrer → Bonität bzw. der Bonität → von Emittenten bezüglich einer bestimmten Anleihe durch eine Ratingagentur oder Bank.

Reservequote: Verhältnis der versicherungstechnischen (Brutto- oder Netto-) Reserven zu den (Brutto- oder Netto-) Prämien.

Retro: Vgl. → Brutto/Retro/Netto

Retrozession: Abgabe von Risiken oder Anteilen an Risiken, die in Rückdeckung übernommen worden sind. Die Abgabe erfolgt an andere Rückversicherer gegen eine anteilige oder gesondert kalkulierte Prämie.

Risiko, versichertes: Unter Risiko versteht man die Gefahr, die zum Eintritt eines Schadens führen kann. Das versicherte Risiko ist Gegenstand des Versicherungsvertrags.

Rückstellung: Passivposten am Bilanzstichtag zur Erfüllung von Verbindlichkeiten, die dem Grunde nach bestehen, wobei die Höhe und/oder der Zeitpunkt der Fälligkeit noch nicht bekannt ist. Versicherungstechnisch z. B. für bereits eingetretene, jedoch noch nicht oder nur teilweise regulierte Versicherungsfälle (= Rückstellung für noch nicht abgewickelte Versicherungsfälle, kurz: Schadenrückstellung).

Rückversicherer: Gesellschaft, die gegen eine vereinbarte Prämie Risiken bzw. Portefeuillesegmente von einem → Erstversicherer oder einem anderen Rückversicherer übernimmt.

Schadenexzedentenvertrag: Vgl. → Nichtproportionale Rückversicherung

Schaden-/Kostenquote, kombinierte: Summe der Schaden- und Kostenquote

Schadenquote: Verhältnis der Schadenaufwendungen im → Selbstbehalt zu den verdienten (Brutto- oder Netto-) Prämien.

Schaden-(Rück-)versicherung: Zusammenfassung aller Sparten, bei denen im Versicherungsfall nicht eine fest vereinbarte Versicherungssumme (wie z. B. in der Lebens- und Unfallversicherung) bezahlt, sondern lediglich der entstandene Schaden ersetzt wird. Dieses Prinzip hat Gültigkeit in allen Sparten der Sach- und Haftpflichtversicherung.

Schutzdeckung: Abdeckung von Portefeuillesegmenteneines eines Versicherungsunternehmens gegen

Großschäden (per risk/per event), hauptsächlich auf nicht-proportionaler Basis.

Segmentberichterstattung: Darstellung von Vermögens- und Ertragsinformationen, untergliedert nach zweckmäßigen Kriterien, wie Geschäftsbereichen und Regionen.

Selbstbehalt: Der Teil der übernommenen Risiken, den der (Rück-)Versicherer nicht in Rückdeckung gibt, also → netto ausweist. (Selbstbehaltsquote: Prozentualer Anteil des Selbstbehalts an den gebuchten Bruttoprämien.)

Sonstige Wertpapiere, gehalten bis zur Endfälligkeit: Wertpapiere, die in Daueranlageabsicht grundsätzlich bis zur Endfälligkeit gehalten werden. Sie sind zu fortgeführten Anschaffungskosten bilanziert.

Sonstige Wertpapiere, Handelsbestand: Wertpapiere, die ausschließlich für kurzfristige Handelszwecke gehalten werden. Sie sind mit dem Marktwert am Bilanzstichtag bilanziert.

Sonstige Wertpapiere, jederzeit veräußerbar: Wertpapiere ohne klare Zuordnung zum Handels- bzw. Endfälligkeitsbestand; diese jederzeit veräußerbaren Wertpapiere werden mit dem Marktwert am Bilanzstichtag angesetzt. Marktwertveränderungen berühren nicht die Gewinn- und Verlustrechnung.

Spätschadenrückstellung (auch: IBNR – Incurred but not reported): Rückstellung für bereits eingetretene, aber noch nicht gemeldete Schäden.

Special Purpose Entity (SPE): Nicht an eine bestimmte Rechtsform gebundene rechtliche Struktur mit spezifischen Merkmalen, deren Zweck in der Ausführung definierter Aktivitäten bzw. dem Halten von Vermögenswerten besteht.

Statement of Financial Accounting Standards, SFAS (auch: Financial Accounting Standards, FAS): Die vom Financial Accounting Standards Board herausgegebenen Standards zur Rechnungslegung und zum Berichtswesen.

Stochastic Banking: Die zielgerichtete finanzielle Unterstützung von Erstversicherern über einen Rückversicherungsvertrag, bei dem sich der Rückversicherer an den Originalkosten eines Versicherungsportefeuilles beteiligt und dafür als Gegenleistung einen Anteil an den zukünftigen Erträgen dieses Portefeuilles erhält. Diese Methodik wird vorwiegend bei langfristigen Produkten der Personensparten verwendet, wie der Lebens-, Renten- und Unfallversicherung.

Streubesitz (auch: Free Float): Der Streubesitz bezeichnet den Teil des Aktienkapitals, der von Aktionären mit einem geringen Aktienanteil gehalten wird.

Summenexzedentenrückversicherung: Form der proportionalen Rückversicherung, bei der die Risikoaufteilung zwischen Erst- und Rückversicherer nicht an Hand einer vorab vereinbarten festen Quote vorgenommen wird. Vielmehr bestimmt der Erstversicherer eine Versicherungssumme, bis zu der er pro Risiko maximal haften möchte. Die das Maximum übersteigenden Risiken (Exzedenten) werden vom Rückversicherungsunternehmen getragen. Die Anteile des Rückversicherers variieren deshalb in Abhängigkeit von der Höhe des Maximums und der Versicherungssumme des rückversicherten Vertrags. Häufig wird die Haftung des Rückversicherers auch auf ein Vielfaches des Maximums beschränkt.

Survival Ratio: Sie spiegelt das Verhältnis von Schadenreserven zu bezahlten Schäden eines Vertrages oder mehrerer Verträge in einem Bilanzjahr wider.

Thesaurierung: Nichtausschüttung der Gewinne einer Unternehmung, mit der Folge einer gegenüber ausgeschütteten Gewinnen unterschiedlichen steuerlichen Behandlung.

Underwriting: Die Prüfung und Einschätzung von (Rück-)Versicherungsrisiken zur Festsetzung einer angemessenen Prämie für das jeweilige Risiko. Der Zweck des Underwritings besteht darin, das Versicherungsrisiko so zu streuen, dass es einerseits für den (Rück-)Versicherten recht und billig, andererseits für den (Rück-)Versicherer profitabel ist.

US GAAP (United States Generally Accepted Accounting Principles): International anerkannte

US-Rechnungslegungsvorschriften. Nicht alle Vorschriften, die in ihrer Summe die US GAAP darstellen, sind kodifiziert. Es zählen dazu neben schriftlich fixierten Statements z. B. auch übliche Bilanzierungspraktiken einzelner Branchen.

Variable Interest Entity: Nicht an eine bestimmte Rechtsform gebundene Gesellschaft, für die das herkömmliche Konsolidierungskonzept basierend auf Stimmrechten nicht ausreicht, um zu bestimmen, wer die Kontrolle ausübt, bzw. in der die Eigenkapitalgeber an den ökonomischen Risiken und Erfolgen nicht beteiligt sind. Die Definition ist weiter gefasst als der ursprünglich verwendete Begriff → Special Purpose Entity (SPE).

Verbriefungsinstrumente: Innovative Instrumente zur Übertragung von Rückversicherungsgeschäft in die Kapitalmärkte mit dem Ziel einer Refinanzierung oder Platzierung von Versicherungsrisiken.

Versicherter Schaden: Gibt den Gesamtbetrag der von der Versicherungswirtschaft insgesamt (Erst- und Rückversicherer) gedeckten Schäden wieder.

Versicherungspool: Der Versicherungspool ist eine Risikogemeinschaft, zu der sich rechtlich und wirtschaftlich selbständige Erst- und Rückversicherer zusammenschließen, um für besonders große oder unausgeglichene Risiken eine breitere versicherungstechnische Grundlage zu schaffen. Dem Versicherungspool liegt eine Gesellschaft bürgerlichen Rechts zu Grunde. Im Poolvertrag verpflichten sich die Mitglieder, bestimmte Risiken nur im Rahmen des Versicherungspools zu zeichnen. Sie bringen diese Risiken – unter Aufrechterhaltung ihrer geschäftlichen Selbständigkeit – gegen Provision in den Versicherungspool ein. Die Geschäftsführung des Versicherungspools obliegt entweder einem Mitgliedsunternehmen oder einem speziellen Poolsekretariat. An dem Gewinn oder Verlust des Versicherungspools ist jeder Versicherer gemäß seiner Quote beteiligt. Zur weiteren Risikoverteilung werden häufig Rückversicherungen abgegeben oder genommen. Poolarten sind Mitversicherungspools, bei denen alle Mitglieder mit ihren Anteilen als Erstversicherer auftreten und Rückversicherungspools, bei denen ein Erstversicherer die Risiken zeichnet und diese dann über Rückversicherung an die beteiligten Versicherer verteilt.

Versicherungstechnisches Ergebnis: Saldo aus Erträgen und Aufwendungen, die dem Versicherungsgeschäft zugeordnet und in der versicherungstechnischen Gewinn- und Verlustrechnung ausgewiesen werden.

Vertragsrückversicherung: Vgl. → Obligatorische Rückversicherung

Volatilität: Schwankungsmaß der Variabilität von Wertpapierkursen, Zinssätzen und Devisen. Allgemein üblich ist die Messung der Volatilität eines Wertpapierkurses durch die Berechnung der Standardabweichungen relativer Kursdifferenzen.

Volkswirtschaftlicher Schaden: Gesamter, auf Grund eines Schadenereignisses für die betroffene Volkswirtschaft eingetretener Wertverlust. Der volkswirtschaftliche Schaden ist vom versicherten Schaden zu unterscheiden.

Wahrscheinlichkeitsniveau: Vgl. → Konfidenzniveau

Zedent: Erst- oder Rückversicherer, der Anteile der von ihm versicherten oder rückversicherten Risiken gegen eine Prämie an einen Rückversicherer abgibt (zediert).

Zession: Abtretung eines Risikos durch den Erstversicherer an den Rückversicherer.

Finanzkalender 2004

29. März 2004	**Bilanzpressekonferenz** Verwaltungsgebäude der Hannover Rückversicherung AG Karl-Wiechert-Allee 50 30625 Hannover
30. März 2004	**DVFA-Analystenkonferenz, Frankfurt**
30. März 2004	**Analystenkonferenz, London**
17. Mai 2004	**Zwischenbericht 1/2004**
2. Juni 2004	**Hauptversammlung** Beginn 10.30 Uhr Hannover Congress Centrum Theodor-Heuss-Platz 1–3 30175 Hannover
12. August 2004	**Zwischenbericht 2/2004**
11. November 2004	**Zwischenbericht 3/2004**